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REGISTRANT'S NAME Bank of China Ltd

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APR 2 2 2008
THOMSON FINANCIAL

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FILE NO. 82- 35030 FISCAL YEAR 12-31-07

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2008 APR -3 A 11:52

FICE OF INTERNATIONAL CORPORATE FINANCE

中国银行

ARIS
12-31-07

BANK OF CHINA LIMITED

Stock Code: 3988

2007 Annual Report

The printed version of the 2007 Annual Report of the Bank will replace this version in late April 2008.

Table of Contents

Corporate Information

Registered Corporate Name in Chinese

中国银行股份有限公司

Registered Corporate Name in English

BANK OF CHINA LIMITED

Legal Representative

XIAO Gang

Authorised Representatives

LI Lihui
YEUNG Jason Chi Wai

Secretary to the Board of Directors

YEUNG Jason Chi Wai

Qualified Accountant

LEUNG Frances Kim Lan

Listing Affairs Representative

LUO Nan

Registered Address of Head Office

No.1 Fuxingmen Nei Dajie,
Beijing, China

Office Address

No.1 Fuxingmen Nei Dajie,
Beijing,
China, 100818

Telephone: 86-10-66592638

Facsimile: 86-10-66594568
Website: http://www.boc.cn
E-mail: bocir@bank-of-china.com

Place of Business in Hong Kong

Bank of China Tower, 1 Garden Road, Central, Hong Kong

Selected Newspapers and Websites for Information Disclosure

In accordance with the regulations in Chinese mainland, the Bank publishes the CAS announcement on the following newspapers in Chinese: *China Securities, Shanghai Securities, Securities Times*

Website designated by CSRC to publish the Annual Report: http://www.sse.com.cn

Website of Hong Kong Exchanges and Clearing Limited for publication of Annual Reports: http://www.hkexnews.hk

Places where the Annual Report can be obtained

Major business locations

Hong Kong Legal Advisor

Allen & Overy

China Legal Advisor

King & Wood PRC Lawyers

Compliance Advisors

Goldman Sachs (Asia) L.L.C
UBS AG acting through its business group, UBS Investment Bank

Sponsors for A Share

China Galaxy Securities Co. Ltd.
CITIC Securities Co. Ltd.
Guotai Junan Securities Co. Ltd.

Auditors

Domestic auditor

PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company

Address:
11th Floor, PwC Centre,
No.202 Hubin Road,
Shanghai,
China, 200021

International auditor

PricewaterhouseCoopers

Address:
22/F, Prince's Building,
Central, Hong Kong

Date of First Registration

31 October 1983

Modified Registration Date

26 August 2004

Authority of First Registration

State Administration of Industry and Commerce, PRC

Corporate Business Licence Serial Number

1000001000134

Financial Institution Licence Serial Number

B0003H111000001

Tax Registration Certificate Number

JSZZ 110102100001342

Stock Information:

A Shares

Shanghai Stock Exchange
Stock Name：中国银行
Stock Code：601988

H Shares

Hong Kong Stock Exchange
Stock Name：Bank of China
Stock Code：3988

Financial Highlights

This report is prepared in accordance with International Financial Reporting Standards (IFRS).

Unit: RMB million (unless otherwise stated)

	Notes	2007	2006	2005	2004	2003
Results of operations						
Net interest income		152,745	121,371	101,008	88,435	76,597
Non-interest income	2	29,967	27,007	24,098	27,378	17,599
Operating income	3	182,712	148,378	125,106	115,813	94,196
Operating expenses		(85,026)	(68,731)	(59,984)	(54,879)	(46,080)
Impairment losses on loans		(8,252)	(12,342)	(11,486)	(23,812)	(18,100)
Operating profit		89,434	67,305	53,636	37,122	30,016
Profit before income tax		90,697	67,937	53,811	37,263	29,947
Profit for the year		62,036	48,264	31,558	27,065	26,785
Profit attributable to the equity holders of the Bank		56,248	42,830	25,921	22,301	23,615
Total dividend		25,384	10,154	14,112	14,200	-
Balance sheet items						
Total assets		5,991,217	5,327,653	4,740,048	4,265,221	3,973,280
Loans, net		2,754,493	2,337,726	2,152,112	2,072,919	1,921,861
Investment securities	4	1,712,927	1,892,482	1,683,313	1,321,646	1,104,105
Total liabilities		5,540,560	4,914,697	4,484,529	4,037,314	3,751,434
Due to customers		4,400,111	4,091,118	3,699,464	3,338,448	3,033,364
Capital and reserves attributable to the equity holders of the Bank		420,430	382,917	226,419	200,755	196,820
Share capital		253,839	253,839	209,427	186,390	186,390
Per share						
Earnings per share for profit attributable to the equity holders of the Bank (basic and diluted, RMB)		0.22	0.18	0.14	0.12	0.13
Dividend per share (before tax , RMB)	5	0.10	0.04	0.07	0.08	N/A
Net assets per share (RMB)	6	1.66	1.51	1.08	1.08	1.06
Key financial ratios						
Return on average total assets (%)	7	1.10	0.96	0.70	0.66	0.74
Return on average equity (%)	8	14.00	14.06	12.14	11.22	12.00
Net interest spread (%)	9	2.59	2.28	2.21	2.14	2.08
Net interest margin (%)	10	2.76	2.45	2.33	2.24	2.16
Loan to deposit ratio (%)	11	64.78	59.45	60.42	64.33	71.24
Non-interest income to operating income (%)	12	16.40	18.20	19.26	23.64	18.68
Cost to income (%)	13	46.54	46.32	47.95	47.39	48.92
Cost to income (excluding business and other taxes, %)		41.76	41.97	43.41	43.08	44.70
Capital adequacy ratios						
Core capital adequacy ratio (%)		10.67	11.44	8.08	8.48	N/A
Capital adequacy ratio (%)		13.34	13.59	10.42	10.04	N/A
Asset quality						
Identified impaired loans		90,317	103,232	109,530	118,383	358,218
Identified impaired loans to gross loans (%)	14	3.17	4.24	4.90	5.51	16.58
Allowance for loan impairment losses		96,068	94,293	83,153	74,769	239,039
Allowance for loan impairment losses to identified impaired loans (%)	15	106.37	91.34	75.92	63.16	66.73
Credit cost (%)	16	0.31	0.53	0.52	1.11	N/A
Human resources						
Number of employees of the Group	17	237,379	232,632	229,742	238,672	241,401
Number of employees in the Chinese mainland		215,334	212,428	211,305	220,999	224,404
Number of branches and outlets of the Group		10,834	11,241	11,646	11,909	12,153
Number of branches and outlets in the Chinese mainland		10,145	10,598	11,018	11,306	11,608
Exchange rate						
USD/RMB year-end middle rate		7.3046	7.8087	8.0702	8.2765	8.2767
EUR/RMB year-end middle rate		10.6669	10.2665	9.5797	11.2627	10.3383
HKD/RMB year-end middle rate		0.9364	1.0047	1.0403	1.0637	1.0657

Please refer to 'Definitions' in this report for notes.


94,196
115,813
125,106
148,378
182,712
2003 2004 2005 2006 2007
Operating income RMB million


30,016
37,122
53,636
67,305
89,434
2003 2004 2005 2006 2007
Operating profit RMB million


23,615
22,301
25,921
42,830
56,248
2003 2004 2005 2006 2007
Profit attributable to the equity holders of the Bank RMB million


0.13
0.12
0.14
0.18
0.22
2003 2004 2005 2006 2007
EPS (basic and diluted) RMB


0.74
0.66
0.70
0.96
1.10
2003 2004 2005 2006 2007
ROA %


12.00
11.22
12.14
14.06
14.00
2003 2004 2005 2006 2007
ROE %


2.16
2.24
2.33
2.45
2.76
2003 2004 2005 2006 2007
Net interest margin %


48.92
47.39
47.95
46.32
46.54
2003 2004 2005 2006 2007
Cost to income %


10.04
10.42
13.59
13.34
2004 2005 2006 2007
Capital adequacy ratio %


358,218
118,383
109,530
103,232
90,317
2003 2004 2005 2006 2007
Identified impaired loans RMB million


16.58
5.51
4.90
4.24
3.17
2003 2004 2005 2006 2007
Identified impaired loans to gross loans %


66.73
63.16
75.92
91.34
106.37
2003 2004 2005 2006 2007
Allowance for loan impairment losses to identified impaired loans %

Message from the Chairman

I take great pleasure in presenting the 2007 results for Bank of China.

During the year, we achieved an after-tax profit attributable to shareholders of RMB56.248 billion, a year-on-year growth of 31.33%. We recorded earnings per share (EPS) of RMB0.22, a return on average total assets (ROA) of 1.10 %, and a return on average equity (ROE) of 14.00%. At the end of 2007, the ratio of identified impaired loans to gross loans decreased from 4.24% at the end of 2006 to 3.17%, and the identified impaired loans dropped by RMB12.915 billion to RMB90.317 billion. The Group's market capitalisation was USD197.8 billion at the end of 2007, making our Bank the fourth largest listed bank across the globe. The Board of Directors has proposed a cash dividend of RMB0.10 per share for the year 2007 to the Annual General Meeting for approval, which is scheduled on 19 June 2008.

The year witnessed sustained growth of the global economy but also turbulence and heightened risks in the financial markets triggered by the US subprime mortgage crisis. The financial markets in the Chinese mainland are generally stable. Real progress was made in the development of China's capital market and in the flexibility of the RMB exchange rate. The year was also one in which the government stepped up its macro-economic monitoring, further enhanced regulation of the banking sector, advanced its financial reforms and further opened up the economy to the global market.

One of our major accomplishments has been the adoption of the concept of scientific development as a core component of our business strategy, which will go far in helping us attain our goal of becoming a leading international bank in the global financial market. With this objective in mind, we improved our operational and management capabilities by promoting innovation throughout our business and instilling a customer focused culture in our banking practices that will enhance our Bank's brand value and market competitiveness. At the same time, we cooperated with our strategic investors on multiple fronts to strengthen our business and management infrastructure. Our successful efforts were evident in the greater synergies achieved with our strategic investors and within our Bank.

One of our greatest competitive strengths as a provider of financial services is our diversified business platform. During the year, BOC Insurance was authorised to operate as a domestically incorporated company and BOC Investment Management was restructured as a direct subsidiary of the Group in early 2008. In addition, we expanded our overseas operations during the year with the establishment of a UK subsidiary, a Rotterdam branch and European/African Syndicated Loan Center to meet the demands of both our domestic and overseas customers.

In 2007, we made substantial progress in the strategic transformation of our corporate banking services and enhancing customer focused services by marketing a full range of financial services and products; and promoting the new small and medium sized enterprises business pilot programme. We also

implemented a personal banking business strategy that increases the importance of personal banking in our business structure. We have developed a greater range of wealth management products and services for medium-end and high-end customers, an initiative that has already yielded results in the form of an immediate improvement to our profits.

In support of our ongoing growth, we further improved our risk management capabilities. Among other initiatives, we made improvements to our system of internal controls, implemented new information technology infrastructure, optimised our operational and service systems and enhanced our reform of human resources management, while further developing our Bank's corporate culture.

Equally as important to our long-term growth, we continued to improve our corporate governance structure according to the principles of scientific decision-making and effective supervision. During the year, we held our first Annual General Meeting of shareholders after the Bank's IPO and an extraordinary shareholders' meeting. Both occasions provided excellent opportunities for communicating with our shareholders. We also adjusted the composition of our Board and Board Committees, which enhanced the decision-making and supervision capabilities of the Board, and we further strengthened our senior management through a global recruitment process successfullyly appointing a Chief Credit Officer and a Chief Audit Officer specialising in international bank management.

I would like to take this opportunity, on behalf of the Board, to express our heartfelt thanks to the retired Directors Hua Qingshan, Yu Erniu, Zhu Yan, Zhang Xinze, William Peter Cooke and Patrick de Saint-Aignan for their dedication and contributions to the Bank's development. I would also like to extend a warm welcome to our new Directors, Cai Haoyi, Wang Gang, Lin Yongze, Huang Shizhong, Huang Danhan and Zhou Zaiqun, whose rich experience will benefit the Bank enormously.

In 2008, we believe the global economic climate will remain positive on the whole, although elements of uncertainty and risk will undoubtedly continue to affect the international financial markets. As China's economy and financial system becomes further integrated into the global economy, the interaction between China and the rest of the world will only grow stronger. While continuing to introduce further reform measures that open up China's economy, the Government will strengthen and improve its macro-economic controls and implement prudent fiscal and tightened monetary policies.

With the approach of the long-awaited 2008 Beijing Olympic Games, Bank of China as the sole banking partner of the Games has adopted 'serving the Olympics' as its theme. We look forward to serving the Games with the goal of achieving alignment between the success of this milestone sporting event and the Bank's own development. To this end, we will capitalise on the successes of the 2008 Beijing Olympic Games to further promote our development strategy. As part of this strategy, we will focus on our customers, accelerate business restructuring within the Bank, improve the utilisation of our resources,

and support the rapid and sustainable development of all our businesses. We will also be unrelenting in our work to improve the Bank's risk management and internal control systems, and upgrade our infrastructure at both the network and grass-roots levels, bringing an even higher quality service to our valued customers, and further developing our overseas business. Most importantly, we will combine the Olympic spirit with our corporate culture of 'delivering excellence'.

On a final note, I would like to express my gratitude to the directors for their outstanding guidance and contributions to the Bank during the year. I would also like to avail myself of this opportunity to thank our shareholders and customers who have offered us their consistent support. My thanks also go to all of our staff at Bank of China. Their diligence and dedication have injected new vitality into our Bank, which has been in existence for almost a century, and inspired us to reach our target of becoming a leading international bank.

Xiao Gang
Chairman
25 March 2008

Message from the President

In 2007, Bank of China continued to improve operating performance. In accordance with International Financial Reporting Standards, as of 31 December 2007, total assets of our Bank amounted to RMB5,991.217 billion, total liabilities RMB5,540.560 billion, and equity attributable to shareholders RMB420.430 billion, a year-on-year increase of 12.46%, 12.73% and 9.80% respectively. We achieved an after-tax profit of RMB62.036 billion in the year, an increase of 28.53% over 2006 and an after-tax profit attributable to our shareholders of RMB56.248 billion, up 31.33% from the year before. Earnings per share reached RMB0.22, an increase of 22.22%. ROA rose by 0.14 percentage point to 1.10%, and ROE maintained stable as the previous year, reaching 14.00%. The after-tax profit of our Bank maintained rapid growth in 2007, primarily as a result of a stable increase in operating income, a notable improvement in asset quality and maintenance of credit cost at a relatively low level.

Our Bank's net interest spread and net interest margin increased by 31 basis points each to 2.59% and 2.76% respectively, driven by the expansion of our high-yield assets and demand deposits. As a result, net interest income reached RMB152.745 billion, up 25.85% from the previous year. Total deposits grew by 7.55% from the end of 2006, loans increased by 17.21%, and investment securities decreased by 9.49% compared with the previous year-end.

We achieved non-interest income of RMB29.967 billion in 2007, an increase of 10.96% over the previous year. Of this amount, net fee and commission income showed considerable growth of 91.92%. The strength of our diversified operation became more apparent during the year as contributions from our investment banking, direct investment, insurance, leasing and fund management businesses to the total pre-tax profit grew from 7.43% in 2006 to 11.45% in 2007.

We continued to improve our risk management capabilities and significantly enhanced asset quality during the year. In 2007, we were able to maintain credit cost at a low level of 0.31%, a drop of 0.22 percentage point from 2006. Identified impaired loans decreased by RMB12.915 billion from the end of 2006 to RMB90.317 billion at the end of 2007. The ratio of identified impaired loans to gross loans hence dropped by 1.07 percentage points to 3.17%. At the end of 2007, the ratio of allowance for loan impairment losses to identified impaired loans stood at 106.37%, an increase of 15.03 percentage points from the previous year-end.

We rationalised our organisational structure and business processes to improve operating efficiencies. During the year, we established an Executive Committee and under this committee established the management and decision-making committees for corporate banking, personal banking, financial markets and operation service. We also set up the special committees for procurement review and asset disposal. We adjusted geographic distribution and accelerated the upgrading of business outlets, fulfilling the objectives of the 2006 three-year organisational plan ahead of schedule.

We further strengthened our internal control environment by building on the 'three lines of defence' and improving oversight in lower-level outlets with a focus on fraud prevention. During the year, we also paid greater attention on internal controls, which resulted in a decrease of fraud cases and amounts involved by 63% and 96% respectively from 2006.

We developed centralisation of bank-wide management information and financial reporting through implementation of the IT blueprint and improving allocation of IT resources.

We also further reformed human resources to a market-oriented model. Our Bank has formally set 'delivering excellence' as our core value and developed a corporate culture that places emphasis on honesty and integrity, drive for performance, accountability, creativity and harmony.

During the year, we promoted a policy of cooperation with our strategic investors (including RBS Group, Fullerton Financial Holdings, UBS AG and Asian Development Bank) in areas of corporate banking, personal banking and financial markets businesses. Significant progress was also made in risk management, internal control, treasury and human resources management.

2008 will be another year of opportunity for us. Following the concept of scientific development, we will enhance our core competitiveness, accelerate the transformation of our operating and growth model, improve our business structure and service models and enhance risk management and internal control. We will also focus on infrastructure development and encourage product innovation, reform human resources management and strengthen the corporate culture of our Bank. As the official banking partner of the Beijing Olympics, we are ready to serve the Olympic Games to the best of our ability. And finally, we are intent on delivering rapid and sustainable growth to achieve our goal of becoming a top-tier international bank.

On behalf of the management of the Bank, I would like to express our sincere gratitude to the Board of Directors and the Board of Supervisors for your guidance and support; to the community at large for your trust and support; and to all our colleagues at home and abroad for your invaluable contributions. I continue to wholeheartedly believe that with our concerted efforts, relentless drive and continued pursuit of excellence, Bank of China can look forward to a bright future.

Li Lihui

President
25 March 2008

Management Discussion and Analysis

------Brief Review and Forecast on the Economic and Financial Environment

In 2007, the global economy maintained a steady pace of growth. As reported by the International Monetary Fund, the global economy grew by 4.9%, slightly lower than the 5% of the previous year. However, the subprime mortgage loan crisis that began in the US and threw the other major developed economies of the world into turmoil, slowed US economic growth down to 2.2% from 2.9% in the previous year. In contrast, emerging markets were little affected and managed to register robust growth during the year. In 2007, the Chinese economy continued to show strong and rapid growth, with a decade-high GDP growth of 11.4% and a soaring foreign trade surplus of USD262.197 billion, fixed asset investment increases of 24.8%, and consumer sales volumes growth of 16.8%.

The global financial market during the year was marked by turbulence, underlined by increasing risk. Triggered by the subprime mortgage loan crisis in the US and rising uncertainty, market rates fluctuated dramatically. Major bond yield fell during the second half of the year after a steady climb in the first half. The US Dollar declined against the currencies of its major trading partners, with margins of 9.6% and 6.5% against the Euro and Yen, respectively. During the year, the world's major stock indexes hit record highs, but also experienced an increase in range of fluctuations. Within this tumultuous financial environment, the international banking sector faced increased operational risk.

In the Chinese financial market, the year under review was characterised by stable and steady development and the emergence of a booming capital market. The central bank adjusted benchmark interest rates for RMB deposits and loans six times, raised the RMB deposit reserve ratio ten times and issued directional bills seven times in the year. Moreover, the Ministry of Finance issued RMB1.55 trillion in special treasury bonds. Within the year, M2 increased by 16.72%, RMB loans from financial institutions by 16.10% and RMB deposits by 16.07%. The RMB demonstrated greater flexibility, ending the year at 7.3046 to 1 USD (middle rate) , an appreciation of 6.90% compared with the previous year-end. China's total stock market capitalisation reached RMB32.71 trillion at the end of the year, up 265.91% from the beginning of 2007. Financing volumes through public offerings amounted to RMB843.186 billion, the highest in the world. The bond market performed well with the coupon issuance rate rising steadily throughout the year. At the end of 2007, the market value of RMB bonds rose to RMB12.25 trillion, an increase of 29.16% from the beginning of the year.

In 2007, the Chinese banking sector continued to reform and open up, and its supervision became increasingly sophisticated and efficient. Among other measures introduced to develop the banking sector, the PBOC and CBRC strengthened credit management for commercial properties and published the *Guidelines on Operational Risk Management of Commercial Banks,* and the *Reference Benchmark for Measuring Market Risk of Banking Institutions.*

The Chinese banking industry experienced higher than expected growth in 2007, mainly thanks to improved operational efficiencies brought about by institutional reform of the banking sector, a rapid rise in interest income, and soaring non-interest income as a result of the prospering capital market.

Recently, the global economy has begun to slow with increasing inflation pressure. The financial market is experiencing increased volatility and global economic development is facing increasing uncertainty and risk. Nevertheless, the Chinese economy, driven by industrialisation, urbanisation, internationalisation and the upgrading of industrial and consumer structures, is gaining momentum. To ensure its ongoing development, the P.R.C. Government has identified as its paramount goals for 2008 the need to avoid overheating of the economy, and in particular preventing structural price hikes from evolving into increased inflation. In support of these objectives, the Government has begun to enforce a tighter monetary policy than previously.

The banking industry will face increasing credit, market and liquidity risks owing to changes in the macro-economic and financial environment and the Government's regulatory policies. However, improving provision coverage ratios, together with business diversification and rapid growth in fee-based income among commercial banks, leads us to believe that the Chinese banking sector will maintain its rapid rate of growth in 2008.

We will follow a scientific approach of development as our guiding principle and focus on enhancing our core competitiveness. To achieve this, we will upgrade our operational mechanisms and development models, improve our business framework, transform our service orientation, strengthen risk management and internal controls, focus on infrastructure construction and product innovation, reform our human resource management, cement our corporate culture and push for the stable, rapid and sustainable development of our businesses. By fulfilling these targets, we are confident that we can accelerate the development of Bank of China into a first-class international bank.

Figure 1: Growth of Global and Chinese Economies from 2003 to 2007


%
12
10
8
6
4
2
0
2003
2004
2005
2006
2007
Growth rate of global economy
Growth rate of Chinese economy

Figure 2: Change of Interest Rates of Major Countries/Regions from 2003 to 2007


%
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1 4 7 10 1 4 7 10 1 4 7 10 1 4 7 10 1 4 7 10
2003
2004
2005
2006
2007
Fed funds rate
ECB refinancing rate
RMB 1-Yr deposit rate
HKD discount window base rate

Figure 3: Movement of RMB Exchange Rate since Exchange Rate Reform


RMB against JPY
人民币兑日元
0.078
0.075
0.073
0.070
0.068
0.065
0.063
0.060
0.058
0.055
11.50
11.00
10.50
10.00
9.50
9.00
8.50
8.00
7.50
7.00
RMB against USD & EURO
21/7/2005
17/10/2005
10/1/2006
11/4/2006
11/7/2006
10/10/2006
5/1/2007
6/4/2007
6/7/2007
28/9/2007
28/12/2007
RMB/USD
RMB/EURO
RMB/JPY

Figure 4: Growth of Chinese Monetary Loans from 2003 to 2007


%
25
20
15
10
5
1 4 7 10 1 4 7 10 1 4 7 10 1 4 7 10 1 4 7 10
2004
M1 growth rate
M2 growth rate
Y-O-Y growth of outstanding RMB loans

Management Discussion and Analysis

------Financial Review

Summary of Financial Position and Results of Operations of the Group for 2007

Profit for the year

For 2007, the Group earned a profit after tax of RMB62.036 billion, an increase of RMB13.772 billion or 28.53% compared with the prior year. Profit attributable to the equity holders of the Bank amounted to RMB56.248 billion, an increase of RMB13.418 billion or 31.33%. The improvement in profit for the year was attributable to robust growth in operating income, a notable improvement in asset quality, and maintenance of credit cost at a relatively low level.


2003 2004 2005 2006 2007

Earnings per share

For 2007, both basic and diluted earnings per share were RMB0.22, an increase of RMB0.04 compared with the prior year, showing steady growth since 2004.


RMB
0.25
0.20
0.15
0.10
0.05
0.00
2003 2004 2005 2006 2007

ROA & ROE

For 2007, return on average total assets was 1.10%, an increase of 0.14 percentage point compared with the prior year. Return on average equity was 14.00%, maintained stable compared with the prior year.


ROA
ROE
2003 2004 2005 2006 2007

Revenue growth

The Group achieved operating income of RMB182.712 billion, an increase of RMB34.334 billion or 23.14% compared with the prior year. This increase was primarily due to the steady increase in the average balance of interest-earning assets, an increase in net interest margin, as well as a continued improvement in non-interest income. Please refer to the "Net interest income" and "Non-interest income" sections for more detailed information.


2003
2004
2005
2006
2007

Non-interest income to operating income ratio

The Group recognized non-interest income of RMB29.967 billion in 2007, an increase of RMB2.960 billion or 10.96% compared with the prior year. The ratio of non-interest income to operating income was 16.40%. Please refer to the "Non-interest income" section for more detailed information.


2003
2004
2005
2006
2007

Cost to income ratio

The cost to income ratio was 46.54%, maintained stable compared with the prior year. Please refer to the "Operating expenses" section for more detailed information.


2003
2004
2005
2006
2007

Identified impaired loans

At the end of 2007, identified impaired loans totaled RMB90.317 billion, a decrease of RMB12.915 billion compared with the prior year-end. The ratio of identified impaired loans to gross loans was 3.17%, a decrease of 1.07 percentage points compared with the prior year-end. With the increase in the size of the Group's loan portfolio in recent years, the asset quality has improved significantly as a result of continuous improvement in the Group's credit risk management processes and a continued focus on disposal of non-performing assets. Please refer to the "Risk management" section for more detailed information.


2003
2004
2005
2006
2007

Credit cost and ratio of allowance for loan impairment losses to identified impaired loans

For 2007, credit cost was 0.31% of average loans, a decrease of 0.22 percentage point compared with the prior year. Credit cost has been maintained at a relatively low level. At the end of 2007, allowance for loan impairment losses was RMB96.068 billion, an increase of RMB1.775 billion compared with the prior year-end. The ratio of allowance for loan impairment losses to identified impaired loans was 106.37%, an increase of 15.03 percentage points compared with the prior year-end, the highest level in the past years. Please refer to the "Impairment losses on loans" and "Risk management" sections for more detailed information.



2.00%
100%
75%
25%
0%
2004
2005
2006
2007

Capital adequacy ratio

At the end of 2007, the Group's capital adequacy ratio was 13.34% and its core capital adequacy ratio was 10.67%, declined slightly compared with those at the prior year-end.



2004
2005
2006
2007

Income Statement Analysis

The principal components of the Group's income statement are set out in the following table :

Unit: RMB million

Items	2007	2006	2005	2004	2003
Net interest income	152,745	121,371	101,008	88,435	76,597
Non-interest income	29,967	27,007	24,098	27,378	17,599
Including: net fee and commission income	27,488	14,323	9,247	8,557	7,353
Operating income	182,712	148,378	125,106	115,813	94,196
Operating expenses	(85,026)	(68,731)	(59,984)	(54,879)	(46,080)
Impairment losses on loans	(8,252)	(12,342)	(11,486)	(23,812)	(18,100)
Operating profit	89,434	67,305	53,636	37,122	30,016
Profit before income tax	90,697	67,937	53,811	37,263	29,947
Income tax expense	(28,661)	(19,673)	(22,253)	(10,198)	(3,162)
Profit for the year	62,036	48,264	31,558	27,065	26,785
Profit attributable to the equity holders of the Bank	56,248	42,830	25,921	22,301	23,615

Note : Net gains of RMB7.4 billion on the disposal of BOCHK Holdings' shares were excluded from non-interest income in the year 2003.

Net Interest Income

In 2007, the Group earned a net interest income of RMB152.745 billion, an increase of RMB31.374 billion or 25.85% compared with the prior year.

Net interest income is affected by the average balances and average interest rates of interest-earning assets and interest-bearing liabilities. The average balances [1], average interest rates of major interest-earning assets and interest-bearing liabilities related to the Group and its domestic RMB and foreign currency activities are summarized in the following table:

Unit: RMB million, except percentages

Items	2007		2006		Change[6]	
	Average balance	Average interest rate	Average balance	Average interest rate	Average balance	Average interest rate
Group						
Interest-earning assets						
Loans	2,665,549	5.94%	2,353,694	5.48%	311,855	46 BPs
Investment debt securities[1]	1,897,204	3.87%	1,895,643	3.54%	1,561	33 BPs
Balances with central banks	456,955	1.67%	337,362	1.57%	119,593	10 BPs
Due from banks and other financial institutions[2]	507,167	4.40%	372,961	3.72%	134,206	68 BPs
Total	5,526,875	4.74%	4,959,660	4.34%	567,215	40 BPs
Interest-bearing liabilities						
Due to customers[3]	4,374,893	2.04%	4,070,308	1.96%	304,585	8 BPs
Due to banks and other financial institutions[4]	577,058	2.53%	373,811	2.51%	203,247	2 BPs
Other borrowed funds[5]	123,503	4.35%	109,910	4.21%	13,593	14 BPs
Total	5,075,454	2.15%	4,554,029	2.06%	521,425	9 BPs
Net interest spread		2.59%		2.28%		31 BPs
Net interest margin		2.76%		2.45%		31 BPs
Domestic RMB activities						
Interest-earning assets						
Loans	1,872,598	6.06%	1,604,617	5.43%	267,981	63 BPs
Investment debt securities	967,693	2.81%	906,823	2.35%	60,870	46 BPs
Balances with central banks	403,662	1.75%	274,414	1.70%	129,248	5 BPs
Due from banks and other financial institutions	111,475	3.23%	76,280	2.20%	35,195	103 BPs
Total	3,355,428	4.51%	2,862,134	4.01%	493,294	50 BPs
Interest-bearing liabilities						
Due to customers	3,079,357	1.68%	2,792,952	1.57%	286,405	11 BPs
Due to banks and other financial institutions	319,964	1.89%	176,661	2.14%	143,303	(25) BPs
Other borrowed funds	60,781	4.69%	60,001	4.62%	780	7 BPs
Total	3,460,102	1.75%	3,029,614	1.67%	430,488	8 BPs
Net interest spread		2.76%		2.34%		42 BPs
Net interest margin		2.70%		2.24%		46 BPs

[1]Average balances of interest-earning assets and interest-bearing liabilities are average daily balances derived from the Bank's management accounts (unaudited).

Domestic foreign currency activities			Unit: USD million, except percentages			
Interest-earning assets						
Loans	41,776	5.57%	40,692	5.20%	1,084	37 BPs
Investment debt securities	72,607	4.97%	77,096	4.74%	(4,489)	23 BPs
Balances with central banks	2,658	0.08%	2,011	0.10%	647	(2) BPs
Due from banks and other financial institutions	35,351	4.54%	25,680	3.08%	9,671	146 BPs
Total	152,392	4.95%	145,479	4.51%	6,913	44 BPs
Interest-bearing liabilities						
Due to customers	56,908	2.30%	59,288	1.98%	(2,380)	32 BPs
Due to banks and other financial institutions	27,103	2.86%	19,465	2.50%	7,638	36 BPs
Other borrowed funds	5,773	3.67%	6,391	3.65%	(618)	2 BPs
Total	89,784	2.56%	85,144	2.22%	4,640	34 BPs
Net interest spread		2.39%		2.29%		10 BPs
Net interest margin		3.44%		3.21%		23 BPs

Notes:

1. Investment debt securities include debt securities available for sale, debt securities held to maturity, debt securities classified as loans and receivables, trading debt securities and debt securities designated at fair value.
2. Due from banks and other financial institutions includes placements with banks and other financial institutions.
3. Due to customers includes structured deposits.
4. Due to banks and other financial institutions includes amounts due to central banks, certificates of deposit and placements from banks and other financial institutions.
5. Other borrowed funds include bonds issued and other borrowings.
6. 100 basis points represent 1 percentage point.

The impact of volume and interest rate changes on consolidated net interest income of the Group, domestic RMB activities and domestic foreign currency activities are summarized in the following table:

Unit: RMB million

Items	2007	2006	Change	Analysis of net interest income variances	
				Volume	Interest rate[1]
Group					
Interest income					
Loans	158,390	128,934	29,456	17,090	12,366
Investment debt securities	73,500	67,195	6,305	55	6,250
Balances with central banks	7,645	5,313	2,332	1,878	454
Due from banks and other financial institutions	22,336	13,892	8,444	4,992	3,452
Total	261,871	215,334	46,537	24,015	22,522
Interest expense					
Due to customers	89,170	79,939	9,231	5,970	3,261
Due to banks and other financial institutions	14,584	9,393	5,191	5,101	90
Other borrowed funds	5,372	4,631	741	572	169
Total	109,126	93,963	15,163	11,643	3,520
Net interest income	152,745	121,371	31,374	12,372	19,002
Domestic RMB activities					
Interest income					
Loans	113,492	87,128	26,364	16,451	9,913
Investment debt securities	27,205	21,274	5,931	1,430	4,501
Balances with central banks	7,060	4,669	2,391	2,197	194
Due from banks and other financial institutions	3,604	1,677	1,927	774	1,153
Total	151,361	114,748	36,613	20,852	15,761
Interest expense					
Due to customers	51,745	43,967	7,778	3,117	4,661
Due to banks and other financial institutions	6,039	3,773	2,266	3,067	(801)
Other borrowed funds	2,849	2,774	75	36	39
Total	60,633	50,514	10,119	6,220	3,899
Net interest income	90,728	64,234	26,494	14,632	11,862
Domestic foreign currency activities					**Unit: USD million**
Interest income					
Loans	2,326	2,116	210	56	154
Investment debt securities	3,610	3,658	(48)	(213)	165
Balances with central banks	2	2	0	1	(1)
Due from banks and other financial institutions	1,606	792	814	298	516
Total	7,544	6,568	976	142	834
Interest expense					
Due to customers	1,311	1,173	138	(37)	175
Due to banks and other financial institutions	775	486	289	191	98
Other borrowed funds	212	233	(21)	(23)	2
Total	2,298	1,892	406	131	275
Net interest income	5,246	4,676	570	11	559

Notes:

1. Impact of changes in volume on interest income and expenses is calculated based on the changes in average balances of interest-earning assets and interest-bearing liabilities during the reporting period. Impact of changes in interest rate on interest income and expenses is computed based on the changes in the average interest rates of interest-earning assets and interest-bearing liabilities during the reporting period. Impacts relating to the combined changes in both volume and rate have been classified as changes in interest rate.

The average balances and average interest rates of domestic loans and due to customers classified by business type are summarised in the following table:

Unit: RMB million, except percentages

Items	2007		2006		Change	
	Average balance	Average interest rate	Average balance	Average interest rate	Average balance	Average interest rate
Domestic RMB activities						
Loans						
Corporate loans	1,221,641	6.24%	1,033,083	5.77%	188,558	47 BPs
Personal loans	517,800	6.19%	402,951	5.69%	114,849	50 BPs
Trade bills	133,157	3.88%	168,583	2.72%	(35,426)	116 BPs
Total	1,872,598	6.06%	1,604,617	5.43%	267,981	63 BPs
Due to customers						
Corporate demand deposits	888,047	0.99%	704,060	0.93%	183,987	6 BPs
Corporate time deposits	400,606	2.49%	393,862	2.09%	6,744	40 BPs
Personal demand deposits	511,661	0.76%	445,755	0.73%	65,906	3 BPs
Personal time deposits	1,116,130	2.34%	1,112,376	2.16%	3,754	18 BPs
Others	162,913	1.83%	136,899	1.43%	26,014	40 BPs
Total	3,079,357	1.68%	2,792,952	1.57%	286,405	11 BPs
Domestic foreign currency activities			Unit: USD million, except percentages			
Loans	41,776	5.57%	40,692	5.20%	1,084	37 BPs
Due to customers						
Corporate demand deposits	12,767	1.10%	11,530	1.07%	1,237	3 BPs
Corporate time deposits	4,180	4.04%	4,473	3.96%	(293)	8 BPs
Personal demand deposits	8,207	0.65%	8,402	0.67%	(195)	(2) BPs
Personal time deposits	19,101	2.19%	23,398	2.01%	(4,297)	18 BPs
Others	12,653	4.18%	11,485	3.02%	1,168	116 BPs
Total	56,908	2.30%	59,288	1.98%	(2,380)	32 BPs

For 2007, the Group's net interest spread (NIS) and net interest margin (NIM) rose by 31 basis points to 2.59% and 2.76%, respectively, compared with the prior year.


Net Interest Margin (Group)
5%
4%
3%
2%
1%
0%
2.10%
2.24%
2.45%
2003
2004
2005
2006
2007


Net Interest Margin
(Domestic)
5%
4%
3%
2%
1%
0%
2.64%
2.72%
3.21%
1.54%
1.71%
2.38%
2.24%
2003
2004
2005
2006
2007

The improvement in NIS and NIM was mainly attributable to the following :

(1) The PBOC's six adjustments in the benchmark rates of RMB-denominated loans and deposits in 2007, following the two upward adjustments in 2006, increased the benchmark rates of loans and deposits. The market rates of RMB also increased steadily during the year. At the end of 2007, the rates of 1-year RMB deposits and 1-year RMB loans rose by 1.62 and 1.35 percentage points to 4.14% and 7.47%, respectively, compared with the prior year-end. The yield on 1-year central bank notes rose by 1.232 percentage points to 4.038% and 1-year SHIBOR rose by 1.5729 percentage points to 4.5751%, respectively, compared with the prior year-end.

As a result, the average interest rates on major interest-earning assets and interest-bearing liabilities increased. Given that the Bank's RMB demand deposits accounted for a significant portion of its total deposits and the increase in the benchmark rate of this type of deposit was relatively lower[2], the extent of increase in average interest rate on the liabilities was relatively lower than that of the assets.


Average Interest Rate (Group)
3.87%
4.34%
4.74%
1.66%
2.06%
2.15%


Average Interest Rate -RMB(Domestic)
5.42%
5.43%
6.06%
2.41%
2.35%
1.52%
1.57%
1.68%
2005
2006
2007
Loans

(2) The Group intensified its efforts to improve asset structure and increase the proportion of higher yield interest-earning assets. At the end of 2007, the loan portfolio accounted for 49.76% of total interest-earning assets, an increase of 2.07 percentage points compared with the prior year-end. The Group also continued to rebalance the mix of the loan portfolio to achieve higher yields by reducing the proportion of lower yielding trade bills in the portfolio. At the end of 2007, trade bills accounted for 3.18% of the loan portfolio, a decrease of 2.87 percentage points compared with the prior year-end.


Loan Structure (Group)
80%
60%
40%
20%
0%
69.91%
69.89%
71.12%
23.96%
25.70%
6.70%
6.05%
3.18%
31/12/2005
31/12/2006
31/12/2007

2 The PBOC raised the benchmark interest rate on RMB demand deposit by 9 basis points on 21 July 2007, and then reduced it by 9 basis points on 21 December 2007.

(3) Affected by the rapid development of the domestic capital markets, the sentiment of the general public towards investing has increased, and there is a noticeable trend of shifting savings from time deposits to demand deposits. As a result, the proportion of demand deposits to total deposits increased by 2.34 percentage points to 45.12% at the end of 2007, compared with the prior year-end.

Deposits Structure (Group)


60%
40%
20%
0%
55.86%
50.91%
40.67%
42.78%
45.12%
3.47%
3.57%
3.97%
31/12/2007
Others

(4) Improvement in asset quality, as a result of continuous improvement in the Group's credit risk management process and focused efforts on disposal of non-performing assets, contributed significantly to the continuous decrease in the Group's identified impaired loans.

Non-interest Income

Unit: RMB million

Items	2007	2006	2005	2004	2003
Net fee and commission income	27,488	14,323	9,247	8,557	7,353
Net trading (losses) / gains	(662)	(1,544)	4,283	8,882	4,303
Net (losses) / gains on investment securities	(15,526)	1,132	(582)	337	1,094
Other operating income	18,667	13,096	11,150	9,602	4,849
Total	29,967	27,007	24,098	27,378	17,599

Note : Net gains of RMB7.4 billion on the disposal of BOCHK Holdings' shares were excluded from non-interest income in the year 2003.

The Group reported a non-interest income of RMB29.967 billion in 2007, an increase of RMB2.960 billion or 10.96%, representing 16.40% of the operating income.

Net Fee and Commission Income

Unit: RMB million

Items	2007	2006	2005	2004	2003
Group					
Agency commissions	14,383	4,621	2,735	2,690	2,137
Settlement and clearing fees	4,849	3,848	2,941	2,626	2,237
Credit commitment fees	3,590	3,064	2,693	2,367	2,075
Bank card fees	3,721	2,937	2,340	1,840	1,340
Others	5,011	2,669	1,989	1,865	1,779
Fee and commission income	31,554	17,139	12,698	11,388	9,568
Fee and commission expense	(4,066)	(2,816)	(3,451)	(2,831)	(2,215)
Net fee and commission income	27,488	14,323	9,247	8,557	7,353
Domestic					
Agency commissions	6,742	1,406	823	647	425
Settlement and clearing fees	3,542	2,402	1,745	1,681	1,395
Credit commitment fees	2,839	2,164	1,784	1,407	1,191
Bank card fees	2,636	2,080	1,540	1,095	776
Others	3,145	1,541	1,112	654	532
Fee and commission income	18,904	9,593	7,004	5,484	4,319
Fee and commission expense	(970)	(964)	(1,797)	(1,432)	(1,128)
Net fee and commission income	17,934	8,629	5,207	4,052	3,191

In 2007, the Group earned a net fee and commission income of RMB27.488 billion, an increase of RMB13.165 billion or 91.92%, representing 15.04% of the operating income, an increase of 5.39 percentage points compared with the prior year. The Group's domestic operations earned a net fee and commission income of RMB17.934 billion, an increase of RMB9.305 billion or 107.83% compared with the prior year. The significant increase in the Group's agency income, particularly the agency commission income from fund distribution, was largely attributable to the rapid development of the domestic capital markets and positive investment sentiment of the general public.

Net Trading (Losses) / Gains

Unit: RMB million

Items	2007	2006	2005	2004	2003
Net (losses) / gains from foreign exchange and foreign exchange products	(948)	(1,496)	2,226	5,294	9,488
Net (losses) / gains from interest rate products	(1,290)	(302)	1,753	2,294	(5,333)
Net gains / (losses) from equity products	1,442	324	130	(178)	3
Net gains / (losses) from precious metals and other commodity products	134	(68)	150	1,271	(40)
Others	-	(2)	24	201	185
Total	(662)	(1,544)	4,283	8,882	4,303

The Group reported a net trading loss of RMB0.662 billion in 2007, a decrease of RMB0.882 billion compared with the loss in the previous year. Please refer to Note V. 4 to the Financial Statements for more detailed information.

Net (Losses)/Gains on Investment Securities

Unit: RMB million

Items	2007	2006	2005	2004	2003
(Losses)/gains on de-recognition of investment securities	(3,263)	1,178	(606)	529	1,217
(Allowance)/write back for impairment losses	(12,263)	(46)	24	(192)	(123)
Total	(15,526)	1,132	(582)	337	1,094

During 2007, the Group disposed of the higher risk portion of the US subprime mortgage related asset-backed securities (Subprime ABS) and all US subprime mortgage related collateralised debt obligations (Subprime CDOs). In addition, the Group recorded an impairment allowance for the debt securities held at the year-end. Please refer to the "Business Review—Financial Market Business" section and Note III.3.6 to the Financial Statements for more detailed information.

Operating Expenses

Unit: RMB million

Items	2007	2006	2005	2004	2003
Staff costs	36,261	30,896	27,106	20,545	16,824
General operating and administrative expenses	21,736	16,378	14,801	13,536	10,830
Depreciation and amortization	7,094	6,026	6,314	6,664	6,614
Business and other taxes	8,726	6,462	5,680	4,981	3,972
Insurance benefits and claims	9,837	7,484	4,153	3,256	2,362
Other expenses	1,372	1,485	1,930	5,897	5,478
Total	85,026	68,731	59,984	54,879	46,080

In 2007, the Group reported operating expenses of RMB85.026 billion, an increase of RMB16.295 billion or 23.71% compared with the prior year. The increase was mainly attributable to (a) an increase in staff costs and general operating and administrative expenses in line with the growth of the Group's business activities; (b) significant growth in taxable income resulting in a corresponding increase in business and other taxes expenses; and (c) an increase in provisions for life insurance claims in line with the rapid growth of the life insurance business in 2007. Please refer to Note V.7 to the Financial Statements for more detailed information.

Impairment Losses on Loans

In 2007, the Group improved asset quality and achieved its "dual decrease" objective of reducing both identified impaired loans and the ratio of identified impaired loans to gross loans. Impairment losses on loans for the period amounted to RMB8.252 billion, a decrease of RMB4.090 billion or 33.14%, and the credit cost decreased to 0.31%. The allowance for loan impairment losses totaled RMB96.068 billion at the end of 2007, an increase of RMB1.775 billion compared with the prior year-end. For additional information on loan quality and allowance for loan impairment losses, please refer to the "Risk Management - Credit Risk" section.

Income Tax Expense

In 2007, the Group incurred an income tax expense of RMB28.661 billion, an increase of RMB8.988 billion or 45.69% compared with the prior year. The effective tax rate rose by 2.64 percentage points to 31.60%. The change in income tax expense was mainly attributable to: (a) significant growth in taxable income which resulted in a corresponding increase in income tax expense ;and

(b) approval by the National People's Congress of the PRC Enterprise Income Tax Law on 16 March 2007, which reduced the domestic enterprise income tax rate from 33% to 25% with effect from the beginning of 2008. In accordance with International Financial Reporting Standards, the Group re-measured its deferred tax assets and deferred tax liabilities of the domestic operations, which thereby resulted in an increase in the income tax expense.

The reconciliation of the statutory income tax rate to the effective income tax rate is set forth in Note V.11 to the Financial Statements.

Balance Sheet Analysis

The principal components of the Group's balance sheet are set out in the table below :

Unit: RMB million

Items	As at 31 December				
	2007	2006	2005	2004	2003
Assets					
Loans, net	2,754,493	2,337,726	2,152,112	2,072,919	1,921,861
Investment securities[1]	1,712,927	1,892,482	1,683,313	1,321,646	1,104,105
Balances with central banks	751,344	379,631	316,941	284,348	267,159
Due from banks and other financial institutions[2]	423,904	407,840	344,537	347,379	433,500
Other assets	348,549	309,974	243,145	238,929	246,655
Total	5,991,217	5,327,653	4,740,048	4,265,221	3,973,280
Liabilities					
Due to customers	4,400,111	4,091,118	3,699,464	3,338,448	3,033,364
Due to banks and other financial institutions[3]	663,815	368,059	376,898	319,613	329,239
Other borrowed funds[4]	116,099	123,571	112,343	95,802	81,052
Other liabilities	360,535	331,949	295,824	283,451	307,779
Total	5,540,560	4,914,697	4,484,529	4,037,314	3,751,434

Notes:
1. Investment securities include securities available for sale, securities held to maturity, securities classified as loans and receivables, and financial assets at fair value through profit or loss.
2. Due from banks and other financial institutions includes placements with banks and other financial institutions.
3. Due to banks and other financial institutions includes due to central banks, certificates of deposit and placements from banks and other financial institutions.
4. Other borrowed funds include bonds issued and other borrowings.

Loans

At the end of 2007, the Group had a total loan portfolio of RMB2,850.561 billion, an increase of RMB418.542 billion or 17.21% compared with the prior year-end. The quality of the Group's loan portfolio continued to improve during the year, with loans classified as special-mention decreasing significantly, resulting in an increase in the percentage of higher quality loans. The Group also continued to rebalance the mix of the loan portfolio to achieve higher yields by reducing the proportion of lower yielding trade bills in the portfolio.

Please refer to the "Risk Management - Credit Risk" for more detailed information on loans.

Investment Securities

At the end of 2007, the Group held investment securities of RMB1,712.927 billion, a decrease of RMB179.555 billion or 9.49% compared with the prior year-end. Balancing the risk and reward, the Group increased its investments in PBOC bills and PRC treasury notes in 2007, and actively rebalanced the mix of its foreign currency securities investment portfolio. The classification of the Group's investment securities portfolio at the end of 2007 is shown in the following table :

Unit: RMB million, except percentages

Items	As at 31 December									
	2007		2006		2005		2004		2003	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Financial assets at fair value through profit or loss	124,665	7.28%	115,828	6.12%	111,782	6.64%	92,124	6.97%	115,144	10.43%
Securities available for sale	682,995	39.87%	815,178	43.07%	602,221	35.77%	357,587	27.06%	421,471	38.17%
Securities held to maturity	446,647	26.08%	461,140	24.37%	607,459	36.09%	457,994	34.65%	215,175	19.49%
Securities classified as loans and receivables	458,620	26.77%	500,336	26.44%	361,851	21.50%	413,941	31.32%	352,315	31.91%
Total	1,712,927	100.00%	1,892,482	100.00%	1,683,313	100.00%	1,321,646	100.00%	1,104,105	100.00%

Investment Securities-Issuer Type

Unit: RMB million

Items	As at 31 December 2007	2006
Government and government guaranteed	835,027	817,491
Financial institution	498,006	610,738
Public sector and quasi-government	225,317	263,333
Corporate	131,734	187,856
Equity securities	22,843	13,064
Total	1,712,927	1,892,482

Investment Securities by Currency

Unit: RMB million

Currency	As at 31 December 2007	2006
Renminbi	967,873	878,669
US dollar	465,774	705,773
Hong Kong dollar	164,879	176,132
Others	114,401	131,908
Total	1,712,927	1,892,482

Due to Customers

With the rapid development of the domestic capital markets in 2007, the sentiment of the general public towards saving has decreased, resulting in the slower growth of personal deposits. During the same period, the growth in deposits from financial institutions has accelerated. The trend of customers' shifting their savings to demand deposits, which resulted in the shortening of deposit tenors, was made apparent in 2007. At the end of 2007, the Group's deposits from customers amounted to RMB4,400.111 billion, an increase of RMB308.993 billion or 7.55% compared with the prior year-end. At the end of 2007, demand deposits accounted for 45.12% of total deposits, an increase of 2.34 percentage points compared with the prior year-end. The following table sets forth the principal components of the Group and its domestic deposits from customers:

Unit: RMB million, except percentages

Items	As at 31 December									
	2007		2006		2005		2004		2003	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Group										
Corporate deposits										
Demand deposits	1,174,722	26.70%	979,653	23.95%	836,763	22.62%	776,648	23.26%	679,524	22.40%
Time deposits	694,995	15.79%	549,118	13.42%	511,983	13.84%	406,019	12.16%	332,606	10.96%
Sub-total	1,869,717	42.49%	1,528,771	37.37%	1,348,746	36.46%	1,182,667	35.42%	1,012,130	33.36%
Personal deposits										
Demand deposits	810,720	18.43%	770,583	18.83%	667,957	18.05%	697,028	20.88%	607,904	20.04%
Time deposits	1,545,001	35.11%	1,645,914	40.23%	1,554,369	42.02%	1,351,692	40.49%	1,324,511	43.66%
Sub-total	2,355,721	53.54%	2,416,497	59.06%	2,222,326	60.07%	2,048,720	61.37%	1,932,415	63.71%
Security and margin deposits	174,673	3.97%	145,850	3.57%	128,392	3.47%	107,061	3.21%	88,819	2.93%
Total	4,400,111	100.00%	4,091,118	100.00%	3,699,464	100.00%	3,338,448	100.00%	3,033,364	100.00%
Domestic										
Corporate deposits										
Demand deposits	1,053,269	29.85%	871,331	26.65%	734,140	25.08%	657,481	25.80%	574,030	25.09%
Time deposits	517,173	14.65%	420,017	12.85%	393,394	13.44%	283,435	11.12%	240,824	10.52%
Sub-total	1,570,442	44.50%	1,291,348	39.50%	1,127,534	38.52%	940,916	36.92%	814,854	35.61%
Personal deposits										
Demand deposits	579,372	16.42%	544,974	16.67%	470,508	16.07%	416,516	16.34%	351,875	15.38%
Time deposits	1,214,757	34.42%	1,295,672	39.62%	1,208,176	41.27%	1,091,760	42.84%	1,040,315	45.46%
Sub-total	1,794,129	50.84%	1,840,646	56.29%	1,678,684	57.34%	1,508,276	59.18%	1,392,190	60.84%
Security and margin deposits	164,409	4.66%	137,815	4.21%	121,344	4.14%	99,417	3.90%	81,310	3.55%
Total	3,528,980	100.00%	3,269,809	100.00%	2,927,562	100.00%	2,548,609	100.00%	2,288,354	100.00%

Customer Deposits by Currency

Unit: RMB million

Currency	As at 31 December 2007	2006
Renminbi	3,239,078	2,902,584
US dollar	384,682	420,197
Hong Kong dollar	588,231	572,423
Others	188,120	195,914
Total	4,400,111	4,091,118

Equity

At the end of 2007, the Group's total equity was RMB450.657 billion, an increase of RMB37.701 billion or 9.13% compared with the prior year-end. This change was mainly attributable to: (a) the Group's profit for the year of RMB62.036 billion, in which the profit attributable to the equity holders of the Bank was RMB56.248 billion; and (b) a dividend of RMB10.154 billion paid in respect of 2006 profit approved by the shareholders of the Bank at the Annual General Meeting held on 14 June 2007.

Please refer to the Consolidated Statement of Changes in Equity in the Financial Statements for more detailed information.

Off-balance Sheet Items

Off-balance sheet items mainly include derivative financial instruments, contingent liabilities and commitments.

The Group entered into various foreign exchange rate, interest rate, equity, precious metals and other commodity derivative transactions principally for proprietary trading, asset and liability management purposes and on behalf of customers. Please refer to Note V. 17 to the Financial Statements for the contractual amounts and fair values of derivative instruments.

Contingent liabilities and commitments include legal proceedings, assets pledged, collateral accepted, capital commitments, operating leases, certificate treasury bond redemption commitments and credit commitments. Credit commitments were the largest component, totaling RMB1,335.547 billion at the end of 2007.

Please refer to Note V. 41 to the Financial Statements for more detailed information on contingent liabilities and commitments.

Segment Reporting by Geography

The Group conducts its business activities in the Chinese mainland, Hong Kong and Macau and other overseas locations. The geographical analysis of profit attributable to the business activities, and the related assets and liabilities are set forth in the following table:

Unit: RMB million

Items	Chinese Mainland		Hong Kong & Macau		Other Overseas Locations		Elimination		The Group	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Net interest income	130,533	101,449	19,998	18,105	2,214	1,813	-	4	152,745	121,371
Non-interest income	(160)	7,061	28,632	19,564	1,567	931	(72)	(549)	29,967	27,007
Including : net fee and commission income	17,934	8,629	8,628	5,369	926	829	-	(504)	27,488	14,323
Operating expenses	(61,134)	(50,357)	(22,269)	(16,951)	(1,695)	(1,483)	72	60	(85,026)	(68,731)
Impairment (losses)/write back on loans	(8,831)	(15,546)	692	2,983	(113)	221	-	-	(8,252)	(12,342)
Profit before income tax	60,408	42,607	28,316	24,388	1,973	1,482	-	(540)	90,697	67,937
Income tax expense	(24,577)	(16,138)	(3,675)	(3,435)	(409)	(290)	-	190	(28,661)	(19,673)
Profit for the year	35,831	26,469	24,641	20,953	1,564	1,192	-	(350)	62,036	48,264
Balance sheet items										
Assets	4,778,855	4,220,395	1,158,713	1,084,078	236,754	214,766	(183,105)	(191,586)	5,991,217	5,327,653
Liabilities	4,451,257	3,921,219	1,047,913	980,389	224,495	204,675	(183,105)	(191,586)	5,540,560	4,914,697

At the end of 2007, the total assets[3] of the Chinese mainland segment amounted to RMB4,778.855 billion, an increase of RMB558.460 billion or 13.23% compared with the prior year-end, representing 77.40% of the Group's total assets, an increase of 0.93 percentage point. This segment achieved a profit for the year 2007 of RMB35.831 billion, an increase of RMB9.362 billion or 35.37% compared with the prior year, representing 57.76% of the Group's profit for the year.

At the end of 2007, the total assets of the Hong Kong & Macau segment amounted to RMB1,158.713 billion, an increase of RMB74.635 billion or 6.88% compared with the prior year-end, representing 18.77% of the Group's total assets. This segment achieved a profit for the year 2007 of RMB24.641 billion, an increase of RMB3.688 billion or 17.60% compared with the prior year, representing 39.72% of the Group's profit for the year.

The assets of the other overseas locations segment amounted to RMB236.754 billion, an increase of RMB21.988 billion or 10.24% compared with the prior year-end, representing 3.83% of the Group's total assets. This segment achieved a profit for the year 2007 of RMB1.564 billion, an increase of RMB0.372 billion or 31.21% compared with the prior year, representing 2.52% of the Group's profit for the year.

Please refer to the "Business Review" section for more detailed information on business segments.

---

[3] The figures for the segment assets, segment profit for the year and their respective percentages are prior to intragroup elimination.

Critical Accounting Estimates and Judgements

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management believes that the accounting estimates and assumptions made properly reflected the economic conditions in which the Group was operating and the relevant conditions specific to individual estimates and judgements. Please refer to Note II and IV to the Financial Statements for more detailed information related to the Group's accounting policies and accounting estimates.

Other Financial Information

The reconciliation of equity and net profit of the Group prepared in accordance with IFRS to that prepared in accordance with CAS is set forth in `Supplementary Information—Financial Statements Prepared In Accordance With CAS'.

MANAGEMENT DISCUSSION AND ANALYSIS

------Business Review

The Bank's business scope encompasses three main areas: commercial banking, investment banking and insurance. Commercial banking, as the core business of the Bank, contributed 89.81% of the Bank's operating profits in 2007.

The following table sets forth the operating profits in each line of business for the period indicated:

Unit: RMB million, except percentages

	2007		2006	
	Amount	% of total	Amount	% of total
Commercial Banking	80,322	89.81	63,392	94.19
Investment Banking	1,384	1.55	1,055	1.57
Insurance	233	0.26	581	0.86
Others	7,495	8.38	2,769	4.11
Elimination	-	-	(492)	(0.73)
Total	89,434	100.00	67,305	100.00

Commercial Banking

Commercial banking traditionally is the main business of the Bank, comprising of corporate banking, personal banking and financial market business (mainly treasury operations). The following table sets forth the operating profit of the main commercial banking business lines for the periods indicated:

Unit: RMB million, except percentages

	2007		2006	
	Amount	% of total	Amount	% of total
Corporate banking business	47,620	59.29	29,084	45.88
Personal banking business	26,707	33.25	20,590	32.48
Treasury operations	5,995	7.46	13,718	21.64
Total	80,322	100.00	63,392	100.00

Corporate Banking Business

Corporate banking contributes the majority of the Bank's profit. In 2007, the focus of corporate banking continued to be improvement of customer service, business coordination, product innovation and management model transformation. During the year, the corporate banking business unit was established to strengthen business line management. The Bank implements a development strategy of serving large-sized, high quality corporate customers and maintaining long-term relationships with large-sized premium customers. At the same time, the Bank acknowledges the importance of small and medium-sized enterprises (SMEs) as a key component of its corporate banking business and is dedicated to partnering with SMEs and providing them with efficient, professional and comprehensive solutions.

Business Operations

In 2007, the corporate banking business recorded a profit before tax of RMB47.620 billion , an increase of RMB18.536 billion from the previous year. Its average pre-tax ROA reached 2.47%.

Deposit Business

To offset the impact of the rapidly-growing capital market on corporate deposits, the Bank made a strong effort to increase the level of RMB corporate deposits. At the end of 2007, the balance of RMB corporate deposits in domestic operations reached RMB1,447.091 billion, an increase of RMB286.306 billion or 24.66% compared with the previous year-end; accounting for 8.13% of the total market share among all financial institutions. By the end of 2007, the balance of foreign currency-denominated corporate deposits in domestic operations was USD16.887 billion, an increase of USD167 million compared with the previous year-end. This enabled the Bank to maintain its leading position in foreign currency-denominated corporate deposits among all financial institutions in China with a market share of 18.71%, an increase of 1.65 percentage points compared with the previous year end. By the end of 2007, the outstanding balance of foreign currency-denominated corporate deposits in the Bank's overseas operations totalled USD 40.971 billion, up USD10.566 billion or 34.75 percentage points compared with the prior year-end.

Loan Business

The Bank further adjusted the corporate lending structure, adding more weight to loans for industries prioritised by the Bank's credit policy, to realise optimal allocation of credit resources. By the end of 2007, the outstanding balance of RMB-denominated corporate loans by the Bank's domestic operations was RMB1,370.321 billion, an increase of RMB125.262 billion or 10.06% compared with the previous year-end. This gave the Bank a market share of 6.25% in RMB lending among all financial institutions in China, down 0.20 of a percentage point from the previous year-end. The outstanding balance of

foreign currency-denominated corporate lending by the Bank's domestic operations was USD49.264 billion, an increase of USD10.620 billion or 27.48 percentage points compared with the prior year. The Bank was thus able to maintain its leading position in the market for foreign currency-denominated corporate loans in China, with a market share of 22.46%. By the end of 2007, the outstanding balance of foreign currency-denominated corporate lending by the Bank's overseas operations totalled USD53.091 billion, an increase of USD14.358 billion or 37.07% compared with the previous year-end.

Financial Institutional Banking Business

The Bank attaches great importance to cooperation with financial institutions, offering a wide range of financial services to customers through customer referrals, resource sharing and collaborative development of new products. In 2007, the Bank expanded its deposits from financial institutions by taking advantage of the booming capital market. By the end of 2007, the balance of RMB deposits from financial institutions in its domestic operations reached RMB266.274 billion, an increase of RMB124.815 billion compared with the previous year-end; the balance of foreign currency-denominated deposits from financial institutions reached USD15.160 billion, an increase of USD3.977 billion compared with the prior year. The third-party cash custodian business also grew steadily in the year with total clients reaching 4.31 million.

The Bank conducted US Dollar, Euro, and Japanese Yen clearing services through its New York, Frankfurt and Tokyo branches. These branches, along with the Singapore branch, are all tier-one clearing banks in their domicile markets. During the year, the Bank endeavored to improve the quality of its clearing services and enhanced coordination between its domestic and overseas branches. As a result, the clearing volumes for US Dollar, Euro and Japanese Yen all hit historical highs in 2007. The New York branch ranked 11th in terms of USD clearing volumes in the Clearing House Inter-bank Payment System (CHIPS), and the Tokyo branch ranked 10th in terms of JPY clearing volume in the Japanese Yen clearing system, FXYCS.

International Settlement and Trade Finance

The international settlement business is one where the Bank enjoys a distinct competitive advantage. Facing intense competition, in 2007 the Bank achieved rapid and steady growth in international settlement and trade finance by strengthening coordination between its domestic and overseas outlets. In 2007, the transaction volume in the international settlement business conducted by the Bank's domestic operations reached USD950.059 billion, up 61.56% from the previous year, in which settlement volumes for international trade business were USD603.539 billion, and for non-trade businesses were USD346.52 billion, up 22.46% and 264% from the last year, respectively. As a result, the Bank maintained its leading position in China's international trade settlement service market with the lion's share of the market at 30.51%.

Other trade-related advantage businesses in the Bank's domestic operations,

including guarantee, factoring, forfeiting and domestic letters of credit, all experienced rapid growth as evidenced by the annual increase of more than 36% in both transaction volume and fee income. Foreign currency-denominated trade finance transaction volumes reached USD35.793 billion, and the Renminbi-denominated trade finance transaction volumes reached RMB71.426 billion, up 32.13% and 60.32% from the previous year, respectively.

Other Corporate Banking Businesses

The Bank offers a wide range of payment and settlement services to corporate customers, including bank drafts, promissory notes, checks, remittance, banker's acceptance, collections, simplified orders for multi-payments, bulk payments, receipt of funds and custody of bills. In 2007, the Bank's domestic operations generated a total of RMB1.173 billion in the payment and settlement business, an increase of 40% compared with the previous year.

The Bank offers integrated online solutions to corporate customers, such as RMB account management, payables and receivables management, centralised management of group companies' internal funds, and fund sweeping services. In 2007, the number of Bank's Corporate Banking Services Online corporate customers increased by 44.25% compared with the previous year, with the total transaction volume exceeding RMB27 trillion, up 154.69% from the year before.

Product and Service Innovation

To meet corporate customers' growing demand for innovative products and services, the Bank enhanced its corporate product mix, increased cooperation with other financial institutions and carried out credit asset acquisition business with industrial peers. The Bank enriched its *Da* series of trade finance products, by introducing the *Rongyi Da* (receivables-based financing), *Tongyi Da* (issuing letters of credit against receivables under other letters of credit), *Rongxin Da* (Export Credit Agency financing) and *Ronghuo Da* (financing based on mortgaged trading goods). New products launched included non-notification factoring and forfeiting under avalised bills of exchange and promissory notes. In response to the global trend for trade settlements, the Bank was among the first to join the Trade Services Utility (TSU) launched by SWIFT and carried out the first real transaction under TSU in China.

Referring to the best practices of domestic and international peers and taking advantage of the experience shared by our strategic investors, the Bank improved its SMEs business model, modified credit policies and simplified lending procedures to SMEs. To cater for the financing needs of SMEs, the Bank introduced a customised product, 'QFE' (Quickly, Freely, and Economically), a structured receivables-based financing product that meets small-and-medium-sized corporate customers' short-term financing needs.

By integrating the clearing resources of its overseas branches and correspondent banks, the Bank successfully rolled out new payment products, such as 'Full Value Transfer Service', 'Taiwan Remittance', 'Priority Remittance', and 'Special Remittance Service', making Bank of China a pioneer among local financial institutions in these products. The new products and services contributed to the ongoing development of the Bank's overseas branches and their correspondent banks, and helped the Bank expand its market coverage. In particular, the Bank's 'Taiwan Remittance' not only broadened the Bank's product mix, but also broke the monopoly of correspondent banks in this area.

Outlook

In 2008, the Bank will continue to enhance its corporate fee-based businesses, and focus on improvement of returns by customers and coordination between the head office and its domestic and overseas operations. The customer relations team will broaden its focus from loan and deposit taking to comprehensive marketing of all product lines and enhance synergies with the product teams. At the same time, concerted efforts will be made to enhance the corporate banking unit. The Bank will also further develop its capabilities in product management, human resources management, credit risk management and internal control in order to sharpen the competitive edge of its corporate banking business.

In implementation of the State's macro regulatory and tightened monetary policies, the Bank controls credit growth in accordance with the ceiling requirement and the Loan Granting Schedule from PBOC. The Bank will maintain a level of loan growth in 2008 equal to that in 2007, with an approximate growth rate of 13%.

Personal Banking Business

Personal banking is one of the key businesses in the Bank's development strategy. In 2007, the Bank further improved the management and operational structure of its personal banking business by establishing the Personal Banking Unit and strengthening line management. The Bank promoted the transformation of its service network operation models, launched differentiated service programs for various customer groups, reformed its marketing model and approval process for personal credit, and enhanced product and service innovation. All of these efforts have enabled the Bank to improve its business and income structure and expand its sources of revenue.

In 2007, the Bank's personal banking business recorded RMB26.707 billion in profits before-tax, an increase of RMB6.117 billion over the previous year. The pre-tax ROA increased to 3.56%.

Savings Deposits

By the end of 2007, the total balance of RMB-denominated savings deposits in the Bank's domestic operation was RMB1,616.234 billion, an increase of RMB13.479 billion or 0.84% over the previous year-end, with a market share of 9.38% among all financial institutions. The balance of foreign currency deposits in the Bank's domestic operations was USD24.354 billion, a decrease of USD6.111 billion from the previous year-end, which gave the Bank a market share of 51.79% among all financial institutions. The Bank's overseas operations maintained deposits of USD76.882 billion in equivalent foreign currencies, an increase of USD3.137 billion or 4.25 percentage points from the previous year-end.

In response to an increasing demand from personal banking customers for increasing and preserving the value of their personal financial assets, the Bank adjusted its operational strategy and promoted coordinated development of the savings deposits business and wealth management services.

Personal Loans

In 2007, the Bank made great efforts to promote the Direct Marketing sales model and improve its online centralised loan approval system. Loans granted to the Bank's personal customers grew substantially during the year. By the end of 2007, the balance of personal loans in the Bank's domestic operations reached RMB585.533 billion, an increase of RMB141.953 billion or 32% from the previous year-end. Total loans of USD20.131 billion were granted by the Bank's overseas operations to personal customers, representing an increase of USD2.309 billion or 12.96 percentage points from the previous year.

Personal fee-based business

The Bank's personal fee-based businesses includes domestic and foreign currency remittance, personal exchange settlement and sales, foreign currency exchange, insurance products agency, mutual fund distribution, and agency payment and collection.

Personal foreign currency settlement and sales and personal international remittance are the traditional strengths of the Bank. During the year, the Bank increased the number of outlets dealing with settlement and sales of foreign currencies and fortified cooperation with specialised international remittance companies, increasing its revenue sources from foreign currency business. The Bank further segmented the personal foreign exchange business market, streamlined its foreign exchange products into a one-stop service package, and established the brand 'BOC Foreign Exchange'.

Taking advantage of the booming China capital market and the rapid development of investment products, the Bank's commission income soared due to the exponential growth of the fund distribution business and insurance agency business.

'BOC Wealth Management'

The Bank made a special effort to expand its personal wealth management services during the year, aiming to further professionalise its 'BOC Wealth Management' service. By the end of 2007, a total of 366 wealth management centres had been established to a uniform standard and more than 1,000 wealth management counters and desks in business offices were in operation, forming an extensive, multi-level personal wealth management service network. Moreover, the Bank has established a dedicated wealth management team of over 200 investment advisors and around 2,500 client managers, providing professional wealth management planning and a full range of wealth management products. Exclusive courtesy channels for 'BOC Wealth Management' VIP customers have been opened in airports of major cities in the Chinese mainland, which added further value for the Bank's 'BOC Wealth Management' customers. In 2007, the number of the Bank's domestic wealth management customers increased by 18.12% from the previous year.

Private Banking Business

The Bank worked hand-in-hand with the Royal Bank of Scotland Group (RBS) and on 28 March 2007, launched the first private banking business in the Chinese mainland. Private banking departments have been established in Beijing and Shanghai each. High quality private and bespoke wealth-creation private banking services are offered to high net-worth individuals with financial assets above USD1 million in a number of cities, forming a new platform for the Bank's personal banking business. Both the number of customers and amount of assets under management have grown rapidly, giving the Bank a first-mover advantage.

Bank Card Business

In 2007, the Bank continued to strengthen Research and Development and marketing and further developed services and systems for its bank card business. By the end of 2007, the Bank's domestic operations had issued 11.39 million credit cards (including over 1 million BOC Olympic credit cards) and 111.23 million debit cards. The total volume spent using BOC RMB cards in 2007 reached RMB236.93 billion, a year-on-year increase of 51.7%; foreign card merchant acquiring agency transaction volumes amounted to RMB26.01 billion, a year-on-year increase of 16.9%. By the end of 2007, the Bank's domestic operations had signed up 230,000 merchants.

Channel Development

The Bank's 10,145 business branches at the end of 2007 are its primary strategic resource. During the year, the Bank transformed its outlets by defining core functions, optimising operational processes and implementing Key Performance Indicator (KPI) evaluations.

The Bank also advanced its outlet network standardisation program with up to 4,011 business outlets or 39.54% of the network refurbished by the end of 2007.

During the year, the Bank continued to increase investment in Automatic Teller Machines (ATMs) and other self-service equipment and further optimised the function and distribution of these. As a result, the utilisation rate of self-service equipment steadily increased, and the migration rate from counter to self-service equipment reached 67.2%, up 19% from the previous year.

The Bank has set up a professional marketing team of over 10,000 staff, including duty managers in business outlets, credit client managers, personal wealth managers and personal business relationship managers, to provide improved face-to-face service to customers. This team has improved the sales capacity and professional service capability of the Bank's business outlets.

Product and Service Innovation

With a strong global franchise and diversified service platform, the Bank is able to offer comprehensive financial services and an ever-growing range of RMB and foreign currency wealth management products. The Bank continued to expand its overseas wealth management presence during the year to help customer global asset allocations.

Under 'Ideal Home' (the Bank's brand for personal mortgage loans), the Bank launched Ease Mortgage (fund custody for second-hand property transactions) and Easy & Safe Mortgage (management of funds from second-hand property transactions) through further segmentation of customers' financing requirements for consumer payment and investment. With these offerings, the 'Ideal Home' brand is winning more customers.

The Bank continued to promote card products extensively during the year. In 2007, the Bank issued the Great Wall Commercial card, BOC-Airchina card, BOC-Ctrip card and BOC-Amway card, catering for the needs of business travelers in domestic enterprises and public institutions, frequent airline passengers, and commercial travel and procurement. Other co-branded products targeting specific market segments issued by the Bank included the BOC-Dazhong card, Great Wall-Ideal Home card and Great Wall-China Life card. The core functions of BOC credit cards have also been enhanced, including an automatic repayment function offered by the Great Wall RMB Card to BOC credit cards and the upgrade of Great Wall International Card to the EMV standard.

Outlook

In 2008, the Bank will continue to enhance its business structure and banking processes. It will strengthen the professional management, advance the business network transformation, expand savings deposits, further develop the personal loans business and enhance its wealth management business. It will establish a three-tier service system of personal financial planning, wealth management and private banking and promote the bank card business. Furthermore, the Bank will accelerate the development of its overseas personal banking business through closer interaction between its domestic and overseas operations.

Financial Market Business

The financial market business mainly includes proprietary trading of local and foreign currency instruments and franchise trading, investments in local and foreign currency securities or indices, debt market business, agency wealth management and asset management, the financial agency business and custody business.

The Bank conducts its treasury operations mainly through its five trading centres, located in Beijing, Shanghai, Hong Kong, London and New York.

In 2007, major economies of the world experienced turbulence as a result of the US subprime mortgage crisis. In combination with the Chinese government's tightened monetary policies, the Bank's global market business faced an unfavourable market condition. On the other hand, the enthusiasm for fund investments in 2007, fuelled by the prospering capital market in China, encouraged the development of the Bank's mutual fund agency distribution and custody business. In despite of the complex market conditions, the Bank achieved satisfactory progress in its financial market business by undertaking in-depth market studies, product innovation, business exploration and risk control.

Business Operations

In 2007, the treasury business registered RMB5.995 billion in profits before-tax, representing a year-on-year decrease of RMB7.723 billion.

Global Investments

The financial market business of the Bank comprises of both local currency-denominated and foreign currency-denominated debt investments. As of 31 December 2007, the Group held debt securities totalling RMB 1,690.084 billion.

The foreign-currency denominated investments comprises primarily government bonds, public sector bonds, credit-linked notes, mortgage backed securities (MBS), asset backed securities (ABS) and placements on monetary markets. The Bank adjusted the structure of its foreign currency-denominated debt investment portfolio by decreasing the average duration of the foreign currency-denominated debt investment from 1.62 to 1.34 over the year in response to the changes in market risks.

As at 31 December 2007, the carrying value of US Subprime mortgage related debt securities was USD 4.990 billion (or RMB 36.454 billion), representing 2.13% of the investment securities of the Group, of which 71.23% was AAA rated, 25.93% AA rated and 1.10% A rated.

The Bank closely monitored developments in the US subprime mortgage market during the year and disposed the higher risk portion of the US subprime mortgage related asset-backed securities (Subprime ABS) and all US subprime mortgage related collateralised debt obligations (Subprime CDOs) in the fourth quarter of 2007. Losses incurred have been charged into the Bank's Profit and Loss for the year.

The Group has conducted an assessment on the remaining US Subprime ABS and recorded an impairment allowance of USD 1.295 billion (or RMB 9.461 billion) for the securities at 31 December 2007. In addition, the Group also recorded a fair value change of USD 0.282 billion (or RMB 2.058 billion) directly in the "Reserve for fair value changes of available for sale securities" under the equity, reflecting the decrease in the fair value of the US Subprime ABS positions.

The Bank closely monitored developments in the US credit market and evaluated its impact on Group's USD investment portfolio on a continuous basis. In addition to proactively managing relevant risks, the Bank has conducted prudent impairment assessment of such investments.

As at 31 December 2007, the carrying value of US Alt-A mortgage backed securities was USD 2.470 billion (or RMB 18.040 billion), representing 1.05% of the investment securities of the Group, 98.21% of which was AAA rated. The Group booked an impairment charge of USD 0.285 billion (or RMB 2.082 billion) on US Alt-A and other US mortgage backed securities held as at 31 December 2007.

The US mortgage related markets have further deteriorated since early 2008. The Group will closely monitor market developments and disclose, as appropriate, the related impact on the fair value of its foreign currency-denominated debt securities portfolio in accordance with relevant accounting policies.

Please refer to Note V.19 and III.3 to the Financial Statements for the composition of the Group's securities investment, changes and impairment policies.

The RMB investments mainly comprise of PRC Treasury bonds, PBOC bills and financial institutional bonds. In 2007, the RMB yield curve climbed sharply in the domestic monetary market. The bank consistently holds short-duration bonds. The duration dropped from 1.84 at the end of 2006 to 1.47. The Bank increased its floating bond investment portfolio to avoid risks arising from interest increases and rise of the yield curve. Simultaneously, the Bank also increased its high-credit rating commercial paper and corporate bonds investment moderately as the credit spread has been relatively wide.

Global Trading

Global trading by the Bank primarily comprises proprietary trading, market-making and franchise trading.

In 2007, the Bank maintained strict control of trading risks and improved profitability by utilisation of various trading platforms and financial instruments. In its trading of foreign currency-denominated bonds, the Bank, with the pre-requisite of effective risk control, focused on high-liquidity G7 government and institutional bonds and realised profits by using a combination of spot trading and options. In RMB proprietary trading, facing a tightened monetary policy, the Bank conducted short selling in a timely manner, which yielded positive results.

In the market making business, the Bank balanced business development with greater control of market liquidity risk. The Bank maintained its leading position in RMB trading, trading of precious metals and RMB bonds, and RMB swaps in the inter-bank markets. The Bank's trading volume of RMB bonds in 2007 reached RMB8.82 trillion, with the biggest share of 7.02% in the domestic inter-bank market. The Bank also ranked number one in the bond repo market. In gold trading, the Bank maintained its first place ranking in the Shanghai Gold Exchange. Throughout the year, the Bank performed the role of a market maker and provided liquidity to the market, earning it a good reputation in this market.

For trading on behalf of customers, the Bank, by taking advantage of the opportunities arising from the RMB interest rate hikes and the increased foreign exchange rate fluctuations, enhanced its marketing of hedging instruments, such as RMB forward trading and RMB-denominated structured interest rate swaps, both of which brought in considerable commission earnings. In 2007, the Bank maintained its leading position in debt hedging business. It explored new growth engines, and promoted gold forward and leasing and retail foreign exchange margin business. Trading volumes in gold forwards skyrocketed.

Asset Management

In 2007, the Bank managed RMB300 billion in sales volume of local and foreign currency-denominated structural wealth management products, and launched a total of 331 products. Eight RMB asset management products were launched in 16 phases, achieving sales volumes of RMB18.2 billion. As the first domestic bank to offer foreign currency-denominated asset management products, the Bank made further progress in this business by issuing two QDII products, 'BOC Stable Growth (R)' and 'BOC Emerging Market (R)'. At the end of 2007, the accrued net value of the 'BOC Stable Growth (R)' fund reached RMB1.278 per share, and the net value of the 'BOC Emerging Market (R)' fund outperformed the industrial benchmark by 897bps, reflecting the first mover advantage enjoyed by the Bank in foreign currency transactions.

Debt Capital Market (DCM)

In 2007, the Bank as joint-lead manager and sole bookrunner, underwrote USD bonds issued by the Export-Import Bank of China and China Development Bank and organised syndicated loans for these banks with total volume of USD1.9 billion. The Bank also underwrote RMB19.4 billion in commercial paper during the year. In order to optimise its DCM services, the Bank introduced a financing consultancy business.

Fund Distribution and Custodian Business

Taking advantage of the rapidly developing capital market, the Bank realised strong growth in its fund distribution and custodian services through agency distribution of mutual funds and custody of annuities, social securities fund, insurance fund, QDII and QFII funds, trust, wealth management and direct investment funds, with enhanced risk management and internal control and IT services. The Bank distributed 130 funds, up 130% from last year, with a distribution volume of RMB422 billion, a year-on-year increase of 322% by the end of 2007. The accrued net value of assets under custody reached RMB860 billion, up 150% from the previous year.

Annuity Management

In 2007, the Bank successfully obtained dual qualification as an annuity account manager and custodian, further enhancing the potential for future development of this business.

Business Innovation

Design and quotation for new products is one of the Bank's primary competitive advantages in the financial market business. With its rich experience in the foreign exchange business, the expertise of its strategic investors and a customer-focused philosophy of innovation, the Bank is able to attract customers by developing treasury products and services customised to their needs. In 2007, the Bank introduced new trading products, such as commodity derivatives franchise trading, structural RMB interest rate swaps, silver forwards, and retail FX margins. In wealth management, the Bank promoted capital-guaranteed floating-rate products linked to carbon dioxide credit future prices and fund and commodity indices. It also combined the structural wealth management products as a series product that is sold on a daily basis with quoted and flexible value dates and is redeemable from the Bank. Other products include new stock wealth management and the BOC Money Market Value-Adding Wealth Management Schedule, and a RMB wealth management product invested directly in the commercial paper market. All of these products have won wide acclaim.

Outlook

In 2008, opportunities will arise for the global market business from the structural adjustment of investments and financing strategies as well as the continued diversification of financial markets. Remaining 'market-oriented and customer-centric' in its global markets business, the Bank will enhance market analysis and customer research, search for new business opportunities, and promote product, service, management and channel innovation, while enriching existing products. The Bank will also optimise its investment portfolio, introduce stricter risk management and enhance its competitiveness in the financial market business.

Bank of China (Hong Kong)

The Bank conducts commercial banking business in Hong Kong through its subsidiary BOCHK. As a major commercial bank in Hong Kong, BOCHK offers a comprehensive range of financial products and services to personal and corporate customers through an extensive service network of over 280 branches and 450 ATMs in Hong Kong as well as other distribution channels.

BOCHK is one of the three note-issuing banks in Hong Kong. It has 15 branches and sub-branches in the Chinese mainland and one overseas branch to provide cross-border services to customers in Hong Kong, the Chinese mainland and overseas. With 65.77% of its shares owned by the Bank, BOC Hong Kong (Holdings) Limited ('BOCHK Holdings'), which holds the entire equity interest in BOCHK, was listed on main board of the Hong Kong Stock Exchange on 25 July, 2002.

The year 2007 marked the 90th anniversary of BOCHK in Hong Kong. Over the past nine decades, BOCHK has been growing and prospering along with Hong Kong and BOCHK has won the support and trust of the various sectors that make up the Hong Kong economy and has been a significant and powerful force in the local financial market. 2007 was the second year of the implementation of BOCHK's strategic plan for 2006-2011, through which it aims to be a top-quality financial services group with a powerful base in Hong Kong, a solid presence in the Chinese mainland and a strategic foothold in the region.

Business Operations

Benefiting from the favourable economic environment, BOCHK Group recorded remarkable business growth in 2007. Its contribution to the Bank in terms of profit after tax was RMB9.917 billion, a year-on-year increase of 4.96%. Both operating profit before impairment allowances and profit attributable to shareholders reached record high since its IPO in 2002, with marked increases in net interest income and non-interest income. The investment agency business also demonstrated outstanding performance, and the cost-to-income ratio remained at a relatively low level by market standards.

Consolidating its Position in Hong Kong

In 2007, BOCHK reinforced its business platform under the new Relationship-Product-Channel (RPC) model, consolidated its existing businesses and further enhanced its capabilities to innovate and provide service quality. Total customer deposits and advances to customers grew steadily during the year, and business growth in residential mortgages and stock broking volumes outperformed the market. BOCHK also maintained its leading position in the syndicated loan market and RMB banking businesses.

During the year, BOCHK undertook a number of business initiatives to attract deposits, including offering privileged interest rates to customers placing deposits with IPO refunds, the launch of the 'Olympic Target High Yield Deposit', 'Monthly Specials for Selected Currencies' and other deposit services combined with wealth management products. Growth was achieved in all deposits types.

As well as maintaining its position as the market leader in loan syndication, BOCHK launched a variety of customised SME-related banking products and upgraded its operating network, succeeding in bringing in a substantial increase in loans to SME customers. By optimising business workflows and strengthening promotions, BOCHK was able to grow its trade finance business. The introduction of a wider range of mortgage products, including 'Mortgage Insurance Program' and 'Smart Banking Account', enabled BOCHK to maintain its leading position in the underwriting of new mortgages.

In the agency businesses, BOCHK continued to improve trading platforms for its stock broking business and enhance service quality. The business volume of stockbroking showed a marked increase. In addition, BOCHK launched a private placement service that was well received by customers.

BOCHK maintained its leading position in the RMB business in Hong Kong. In early 2007, BOCHK was appointed by PBOC to continue its role as the clearing bank for RMB business in Hong Kong. It further expanded the scope of services and promoted its Renminbi integrated service. Seizing the opportunities arising from the issuance of Renminbi bonds in Hong Kong, BOCHK successfully acted as joint lead manager and bookrunner, as well as placing bank, for Renminbi bonds issued by China Development Bank, the Export-Import Bank of China and Bank of China, further reinforcing its leading market position. BOCHK's Renminbi deposits in Hong Kong recorded an annual increase of 41.3% at the end of 2007. BOCHK also maintained its leading position in RMB credit cards, with the number of cards issued during the year increasing by 31.6% from the end of the previous year. Cardholder spending rose by 65.2% over 2006.

In 2007, BOCHK launched an array of treasury products under its own brand, including structured notes, equity derivative warrants, and QDII products. These new products were well received by customers and recorded satisfactory sales. BOCHK further enhanced its cash management service platforms during the year by providing major customers with tailor-made cash management products.

Chinese Mainland Business Development

BOCHK developed its Chinese mainland business during the year while continuing to leverage its close relationship with the Bank.

As part of BOCHK's 'dualist approach' in its Chinese mainland business strategy, Nanyang Commercial Bank (China) Limited ('NCB (China)'), commenced business on 24 December, 2007. With Headquarters in Shanghai, NCB (China) offers comprehensive banking services, including Renminbi personal banking services. The Chinese Mainland branches of BOCHK and Chiyu Banking Corporation Ltd maintained their foreign-funded bank status and continued to focus on wholesale corporate banking and foreign exchange business through their existing operations in the Chinese mainland.

Outlook

In 2008, BOCHK will adhere to its commitment of 'Serving Hong Kong and building a better tomorrow'. It will also strive to achieve its strategic objective of becoming a first-rate international bank through the implementation of its strategic plan. While maintaining its competitive position in Hong Kong, BOCHK will capture the increasing business opportunities arising from the rapid development of the Mainland to further develop its M ainland business. BOCHK will enhance its core competencies towards the goal of becoming the best financial group in Hong Kong and contributing more for the prosperity of Hong Kong as the best choice for shareholders, customers and staff members.

(For further details of BOCHK's business results and related information, please refer to its annual report for the same period.)

Investment Bank Business

The Bank operates an investment banking business through BOC International Holdings Limited ('BOCI'). BOCI, via its establishments in the Chinese mainland, Hong Kong, the US, the UK and Singapore, offers its clients comprehensive investment banking products and services. These include cross-border listings, mergers and acquisitions, financial advisory, sales and trading of equities and fixed income products, investment research, derivatives and structured products, asset management, direct investment, leveraged and structured finance and private wealth management.

Business Operations

In 2007, BOCI recorded HKD1.782 billion in after-tax profit, a year-on-year growth of 57.70%.

During the year, BOCI implemented the 'merchant banking' model and made a breakthrough in its strategic transformation. In accordance with this model, BOCI broadened its product and service offerings. Benefiting from enhanced synergy with the Bank, BOCI is continuously improving its core competitiveness and brand image. BOCI has achieved record results since its establishment amid a turbulent capital market and intense competition.

Underwriting and Financial Advisory

Acting as global coordinator, bookrunner, sponsor or lead manager, BOCI undertook a number of successful IPOs in 2007. It maintained the ranking of third in the IPO market in Hong Kong in 2007 in terms of underwriting turnover.

Trading of equities

BOCI has established a global institutional sales network. As the Hong Kong and Chinese mainland capital markets continued to boom, BOCI experienced strong growth in its equities brokerage and trading businesses. It also benefited from close cooperation with Bank of China (Hong Kong) for which sales are made through its extensive distribution network. BOCI stood among the top three brokers in the Hong Kong Stock Exchange in terms of cash equities transaction volume.

Fixed Income

In 2007, BOCI acted as arranger, joint global coordinator and bookrunner for a number of successful bond issues (including RMB bonds) for corporations and financial institutions in Hong Kong. Of special note was the design of a first-of-its-kind bond-warrant structured product in the overseas initial bond issue for Neo-China Holdings, for which *Asiamoney* awarded the bond 'Best High-Yield Bond in 2007'.

Asset Management

BOCI Prudential, an asset management joint venture, remains as a leading player in the Hong Kong market with the total assets under management in 2007 of HKD43.3 billion, a year-on-year increase of 51%. BOCI Prudential launched an Exchange-Traded Fund (ETF) product that underlies the CSI 300 Index on the main board of the Hong Kong Stock Exchange. It is the first ETF product linked to the stock market in the Chinese mainland and was well received in the market on its launch.

Direct Investment

In 2007, Bohai Industrial Investment Fund successfully invested in a number of large-scale projects, including Tianjin Pipe (Group) Corporation, maintaining a leading position in the RMB industrial investment fund market. Bohai Industrial Investment Fund was awarded the '2007 Most Innovative Product in China' by *Asia Asset Management.*

Leveraged and Structured Finance

BOCI designs and offers quality financing solutions for customers, such as bridge financing, leveraged financing and structured financing. It also provides fund support and relevant financial advisory services for leveraged acquisitions, corporate restructuring, strategic mergers and acquisitions, project construction and other financing activities.

Private Wealth Management

BOCI keeps a close watch on the development trends and business opportunities in the Asian wealth management market. During the year, the Private Wealth Management Department was established in Hong Kong . The department is engaged in offering high-net-worth individuals a full complement of investment advisory, equities trading, portfolio advisoryand customised product and service offerings.

Business in the Chinese Mainland

BOCI conducts its business in the Chinese mainland through BOC International (China) Limited ('BOCI China'). BOCI China, with 20 branches in 17 major cities in the Chinese Mainland, provides a broad range of services including IPO sponsorship and underwriting, sales and trading in equities and fixed income products, asset management and investment advisory. As a major underwriter for China government bonds, corporate bonds and financial institution bonds, BOCI maintained the biggest market share of treasury bonds and financial bonds underwriting among all securities firms in the Chinese mainland in 2007.

The Bank's extensive client base and business network is a platform for BOCI to further expand its business in the Mainland. In 2007, BOCI China made remarkable progress in the underwriting business as the lead underwriter on several IPOs of large-scale Chinese enterprises and received wide-scale recognition from investors. In particular, BOCI and BOCI China were the joint lead underwriters for the unprecedented 'first A then H' dual listing of China Railway Co.,Ltd, , which demonstrated the Bank's cross-border capability in investment banking.

Outlook

BOCI will continue to enhance its corporate governance, risk management and internal control systems and strive to establish a customer-centric corporate culture that values people. Following the 'merchant banking' development strategy, it will promote product innovation, further optimise its revenue structure and carry out a more concerted marketing programme with the Bank to become the best investment bank in China with sustainable development capacity.

Insurance Business

The Bank operates an insurance business through its wholly-owned subsidiary, Bank of China Group Insurance Company Limited ('BOCG Insurance'), which is registered in Hong Kong. BOCG Insurance operates a general insurance business as well as a life assurance business through its associated company, Bank of China Group Life Assurance Company Limited ('BOCG Life'), which is jointly owned with Bank of China (Hong Kong) Limited. At present, BOCG Insurance owns six branches in Hong Kong. In 2007, as an affirmation of BOCG Insurance's superior financial strength, Standard & Poor's gave BOCGI an 'A-' credit rating.

General Insurance Business in Hong Kong

In 2007, facing an operating environment characterised by fierce price cutting, BOCG Insurance overtook the competition and developed new products, while improving on existing products and expanding its sales network. New products introduced included BOCG Insurance's Healthy Junior Hospital Insurance Plan, Aircraft Damage and Liability Insurance.

Without impacting the Bank's general operations, BOCG Insurance carried out a restructuring of its classes of business by strengthening its low-risk businesses and tightening underwriting conditions for its high-risk businesses. Through this optimisation process, BOCG Insurance has increased its low-risk business, such as medical insurance, and decreased the proportion of higher risk businesses such as its motor and hull insurance.

In 2007, BOCG Insurance recorded gross written premiums of RMB1.1 billion, a decline of RMB35.63 million or 3.14% from the previous year. Low-risk business recorded an increase in business volume during the year, including Accident and Health Insurance, Good in Transit Insurance and Property

Damage Insurance, which achieved 8.57%, 1.65% and 4.55% increases in gross premiums, respectively. Even so, the overall gross written premium was still less than that of last year, due to the strategic reduction in volumes of high-risk business, such as Motor Insurance and Employee's Compensation Insurance with 8.65% and 7.26% decreases in gross premiums respectively.

Life Assurance Business in Hong Kong

BOCHK Holdings and BOCG Insurance hold 51% and 49%, respectively of the shares of BOC Group Life Assurance Company Limited ('BOCG Life'). At present, BOCG Life conducts both individual and group life insurance businesses in Hong Kong with a representative office in Beijing.

In 2007, cooperation between BOCG Life and BOCHK increased, bringing greater synergies to the BOCHK Group. To meet the needs of BOCHK's customers, BOCG Life continued to develop new insurance products for distribution through BOCHK's extensive sales and marketing network. BOCG Life has succeeded in enhancing its product portfolio by promoting regular premium and investment-linked products.

Business in the Chinese Mainland

In January 2005, BOCG Insurance set up a wholly-owned subsidiary, Bank of China Insurance Company Limited (BOC Insurance), engaged in the insurance business in the Chinese mainland. BOC Insurance increased its registered capital to HKD2 billion in 2007, which significantly improved its solvency.

In 2007, BOC Insurance's aggregated actual gross premium income amounted to RMB517 million, an increase of 313% over the previous year. Fifty percent of the income came from the motor insurance business and 33 percent from bancassurance. BOC Insurance's ranking as measured by premium income rose by 2 standings.

2007 was a year of breakthrough for BOC Insurance, during which it accelerated institutional expansion and exploration of new businesses. It established a motor insurance department in addition to the existing commercial insurance, personnel insurance, and marine insurance businesses, increasing the number of main business units to four, and also optimised its internal organisational structure. A total of 12 Chinese mainland branches were established during the year. By the end of 2007, BOC Insurance had opened branches in 16 provinces, covering most of the Chinese Mainland market.

During the year, BOC Insurance established cooperation with several world-leading insurance brokers and reinsurance companies and also underwrote several large-scale projects with domestic companies.

Outlook

As Bank of China's wholly-owned subsidiary, BOC Insurance will fully capitalise on the Bank's resources, such as its brandname, sales channels, customers and business opportunities to achieve a higher level of synergy between the banking and insurance business. This will satisfy the need for an integrated finance service for customers, enhance customer loyalty and consolidate the Bank's multi-service platform.

The Group will consolidate its leading position in the insurance market in Hong Kong and encourage the development of the insurance business in the Chinese mainland. At the same time, it will gradually increase the contribution of the insurance business to the Group's total income and become a significant growth business.

In the year ahead, BOCG Insurance will continue developing new products and promoting these through a variety of means and increase its efforts to market professional indemnity insurance and medical insurance. BOCG Insurance will also optimise its business mix, restructure its operating departments and continue exploring overseas markets.

Investment Business

The Bank is engaged in the direct investment and investment management business through its wholly-owned subsidiary, Bank of China Group Investment Limited ('BOCG Investment'). As an important vehicle of the Bank for making direct investments and managing investments, BOCG Investment conducts businesses in Hong Kong, Macau, the Chinese mainland and overseas through corporate equity investment, fixed asset investment, acquisition and disposal of distressed assets, and asset management.

Business Operation

In 2007, in accordance with the development strategy of the Bank and the goal of improving core competitiveness, BOCG Investment focused on improving its market operational capacity in the market by diversifying its portfolio, exploring new investments and perfecting organisational structure, all of which yielded good results.

During the year, BOCG Investment made considered investments by hedging price movement risks in order to ensure stable returns. It also improved the value management of its investment projects to increase returns on its business operations and to preserve and appreciate the value of investments. At the same time, BOCG Investment was able to achieve satisfactory returns by predicting market movements and making the right exit decisions. As of the end of 2007, BOCG Investment earned a profit after tax of HKD5.683 billion, an increase of 191.88% compared with the previous year.

In 2007, BOCG Investment strengthened cooperation with major investment banks, professional funds, asset management companies, Chinese government authorities and other strategic partners, which led to a number of successful corporate equity investments.

BOCG Investment endeavored to extend its value chain during the year by testing new business models. In 2007, in addition to the further expansion of its IPO investments, it achieved substantial progress in private equity investments, expanded the scale of its fund investments, and investigated overseas investment opportunities.

In an environment of rapid economic growth and improved asset quality, BOCG Investment explored the possibility of acquiring equities and collateralised assets within the Bank and loan acquisition at book value after examining mature models of solely funded or jointly funded buyouts and structured transactions. BOCG Investment played an important role in disposing of collateralised assets , further developing business of mergers and reorganisation.

Outlook

In 2008, based on its existing well-developed business channels and extensive customers' networks, BOCG Investment will continue to monitor macroeconomic developments as well as changes in domestic and overseas markets, strengthen its research capabilities, explore new investment opportunities, develop innovative investment products, advance operation reform and further increase its core competitiveness. Through this strategy, BOCGI will create more value for the Bank and its customers, and become a vital source of returns for the Bank's overseas strategy, which is featured by diversified business development.

BOC AVIATION

The Bank acquired Singapore Aircraft Leasing Enterprise Pte. Ltd (SALE), a leading aircraft leasing company on 15 December 2006. The purchase was BOC's first major overseas acquisition and the first by a Chinese bank in the global aircraft leasing business. Soon after the acquisition, the Singapore-based company was renamed BOC Aviation Private Limited.

By the end of 2007, BOC Aviation's portfolio had 76 aircraft in service with 29 airlines in 19 countries worldwide. The company's multi-national staff team, totalled 63, of whom 55 were based in Singapore, 4 in Europe and 4 in the US.

BOC Aviation registered a profit after tax of USD81 million for the year, a year-on-year increase of 67%.

From 2007 to 2012, an order of 60 aircraft from Airbus and Boeing will be delivered to BOC Aviation, with 45 of those aircraft already leased to airline companies. Taking advantage of market opportunities, BOC Aviation has secured a pipeline of strong and steady lease revenues. BOC Aviation will seize significant opportunities to increase revenue through the acquisition of assets and the provision of comprehensive services, including pre-delivery financing to airlines around the world.

BOC Aviation has enabled the Bank to enhance its profile in the international aircraft financing market. In the first half of 2007, BOC Aviation began work with the Bank's London branch to secure a deal for providing debt financing to British Airways for four A321 aircraft.

A successful first year of operation has proved BOC Aviation to be a productive addition to the Group. With the resources and financial strength of the Bank of China behind it, BOC Aviation is ready to take its place as one of world's leading players in the aircraft leasing business and to enhance the position of the Bank of China in the global aircraft finance market.

BOC Investment Management

Bank of China Investment Management Co., Ltd. (BOCIM) is a joint-venture fund management company between Bank of China (BOC) and Black Rock Inc. The Bank holds a 83.5% stake in BOCIM after acquiring the 67% and 16.5% stakes held by BOC International (China) Limited and BOC International Holdings Limited respectively on 8 January 2008. BOCIM is now mainly engaged in the issue and management of fund products for domestic investors, and dedicated to providing a full range of services, including investment management and consulting, for institutional and personal customers.

The Bank attaches great importance to the expansion of its asset management business. As an important force in expanding the asset management business of the Bank in the Chinese mainland, BOCIM will take full advantage of the Bank's strong network and customer resources to widen its marketing channels, advance the investment business and further enhance its competitiveness.

Business Operations

As at 31 December 2007, assets managed by BOCIM exceeded RMB25 billion, a year-on-year increase of 303%. Accumulative dividends distributed to fund investors stood at RMB3.16 billion. Operating income reached RMB238 million, up 252% from the year before.

Thanks to a thriving capital market, four open-ended funds, namely, 'BOC China Fund', 'BOC Money Market Fund', 'BOC Growth Fund' and 'BOC Benefit Fund', achieved satisfactory results and received wide acclaim from investors during the year. BOC China Fund and BOC Growth Fund were recognised successively as a Five-Star Allocation Fund by the *Securities Times*, and BOC China Fund was awarded 'China's Star Fund in 2007'.

BOC Money Market Fund puts the highest priority on security and liquidity. In 2007, this fund resisted liquidity pressure and was widely recognised in an environment where most money market funds faced tremendous redemption pressures and liquidity risk.

Outlook

The value delivered in BOCIM's funds will continue to be underpinned by professional investment management and excellent teamwork using the Bank's global experience and local expertise, as well as the resources of BOCIM's shareholders in respect of talent, technology, network and customers. Serving its clients with integrity and creating wealth through collective wisdom, BOCIM will continue to advance towards a first-class fund management company in China.

Over the next three to five years, BOCIM plans to make a breakthrough in the size of assets under management, team personnel, product line, risk management, investment results, customer service and marketing to establish a leading position in China's fund industry. Always concerned for the interests of investors, BOCIM will also continue to build on its brand image, improve managerial level, expand its business and maintain its advantages in risk management, investor education and investment management, while making full use of the resources of its domestic and foreign shareholders to ensure its continued rapid development.

Management Discussion and Analysis

Risk Management

Overview

In 2007, the Bank implemented proactive risk management and further improved the risk management capabilities and infrastructure with a view to promoting independence, centralisation and professionalism in its risk management.

The Bank seeks to maintain a moderate risk appetite and a balance between risk and return in a rational, stable and prudent manner. Its primary risk management objectives are to maximise value for its shareholders, maintain risk within acceptable parameters and satisfy the requirements of the regulatory authorities, its depositors and other interest groups for the Bank's prudent and stable development.

The Risk Management framework of the Bank is mainly composed of Board of Directors and the Risk Policy Committee under the Board, Internal Control Committee, Anti-Money-Laundering Committee and Asset Disposal Committee under the Senior Management, Risk Management Department, Credit Administration Department, Treasury and Legal & Compliance Department. The Head Office manages the risks in branches through the vertical management model, the risks in business departments through window management model, and monitors and controls the risks in subsidiaries by appointing certain members of the Boards of Directors or risk management committees of the subsidiaries.

Credit Risk

Overview

Credit risk is the risk that a customer or counter-party may be unable or unwilling to meet a repayment obligation that it has entered into with the Bank. The major credit risks are mainly from loans, trading finance and treasury businesses.

In 2007, as part of the ongoing efforts to further improve the centralised credit approval system, Chief Credit Officers (CCOs) of tier one branches and the authorised credit application approvers, both in the Head Office and tier one branches were appointed and rotate periodically. In accordance with the principle of 'differentiating authorisation depending on individual capability, customers type and geographical region' the authorisation of the CCOs and the authorised credit application approvers of tier one branches were reviewed and adjusted as appropriate and credit approval criteria was standardised. The Bank further centralised management of credit ratings and improved the

associated procedures, authorisation controls and responsibilities. All corporate customer credit ratings must be reviewed and approved by either the Head Office or tier one branches. All the 'BBB' or higher credit ratings and all credit ratings on loans with outstanding balances over RMB100 million must be reviewed and approved by the Head Office. The Bank implemented the possibility of default (PD) model-based corporate customer credit rating system in all domestic institutions from July 2007. At the end of 2007, outstanding loans extended to borrowers with a credit rating of 'A' accounted for 50.6% of the total loan balance outstanding of the rated corporate customers in domestic operations, an increase of 5.4 percentage points compared with the prior year-end.

In 2007, the Bank further enhanced the monitoring and controls on credit quality. The Bank implements a watchlist on high-risk customers with large outstanding balances and key group customers. The Bank further strengthened the risk categorising management, and monitoring of special-mention loans, ensuring effective control of the special-mention loans.

In 2007, the Bank progressed in its preparation for Basil II implementation. The Bank set up a Basel II Implementation Steering Committee to lead the integrated planning and implementation process, with the Group President as Chairman and the Group CCO as Deputy Chairman. The Bank set up the Basel II Planning and Coordination Office, responsible for detailed planning, coordination and progress monitoring under the guidance of the Steering Committee. The Bank of China Basel II Implementation Gap Analysis Assessment and Overall Planning Report, which specifies the implementation standards, roadmap and timetable of Basel II implementation by the Bank, was approved by the Board of Directors and submitted to CBRC.

For better understanding and assessment of the credit risk the Bank is taking, set forth below are the details of distribution, quality and allowance for impairment losses of the loan portfolio, respectively.

Distribution of loans

Loan concentrations by geographic region

As at 31 December 2007, loans made by the Domestic Operations of the Bank accounted for 81.24% of the total loan portfolio of the Group, and the Overseas Operations accounted for 18.76%, respectively. Domestic loans were mainly concentrated in eastern China, and central and southern China, accounting for 41.71% and 25.39%, respectively, of the total domestic loan portfolio. In 2007 loans in eastern China and central and southern China achieved a relatively high growth, increasing by RMB146.376 billion and RMB102.71 billion, respectively, compared to last year.

Group

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Domestic institutions	2,315,705	81.24%	1,988,334	81.76%	1,800,142	80.53%	1,735,528	80.81%
Overseas institutions	534,856	18.76%	443,685	18.24%	435,123	19.47%	412,160	19.19%
Total	2,850,561	100.00%	2,432,019	100.00%	2,235,265	100.00%	2,147,688	100.00%

Note: In 2006, the Bank transferred impaired loans of RMB2.066 billion from overseas institutions. The transferred impaired loans, together with the allowances for loan impairment losses of RMB1.849 billion are adjusted in the Management Discussion and Analysis section for the comparison purposes. Such adjustments are included in the following disclosed information.

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Northern China	387,527	16.73%	348,596	17.53%	322,451	17.91%	314,843	18.14%
Northeastern China	146,106	6.31%	136,119	6.85%	131,649	7.32%	128,600	7.41%
Eastern China	965,810	41.71%	819,434	41.21%	719,759	39.98%	679,773	39.17%
Central & southern China	587,995	25.39%	485,285	24.41%	444,869	24.71%	433,860	25.00%
Western China	228,267	9.86%	198,900	10.00%	181,414	10.08%	178,452	10.28%
Total	2,315,705	100.00%	1,988,334	100.00%	1,800,142	100.00%	1,735,528	100.00%

Note: In 2006, to improve the recovery and disposal of the NPLs, we centralised credit management of the NPLs of RMB12.643 billion to the Head Office from 7 domestic branches, namely Heilongjiang, Jilin, Liaoning, Hubei, Shaanxi, Shanxi and Xinjiang. For the convenience of comparison, such NPLs and related allowance are adjusted in the Management and Discussion Section. Such adjustment is included in the following disclosed information.

Loan concentration by industry and product

In 2007, China continued with its macro-economic control policy. The Bank further intensified its credit risk checking of outstanding balances in high-risk industries and enhanced the risk categorising management of the outstanding balance in manufacturing industry. The Bank improved industry risk management by further strengthening the monitoring of overcapacity industries, potential overcapacity industries and industries impacted by the macro regulatory measures.

Group

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Corporate Loans								
Manufacturing	687,925	32.48%	603,078	32.61%	531,410	31.04%	523,732	31.67%
Commerce and Services	357,702	16.89%	301,254	16.29%	301,863	17.63%	348,432	21.07%
Real Estate	247,481	11.69%	217,960	11.79%	190,297	11.11%	187,110	11.32%
Energy, Mineral and Agriculture	291,810	13.78%	260,706	14.10%	230,854	13.48%	203,544	12.31%
Transportation and Logistics	266,905	12.60%	211,786	11.45%	193,428	11.30%	185,449	11.21%
Public Utilities	113,355	5.35%	106,141	5.74%	91,924	5.37%	87,731	5.31%
Construction	45,343	2.14%	38,897	2.10%	36,050	2.11%	36,059	2.18%
Financial Services	53,474	2.52%	72,909	3.94%	96,245	5.62%	46,518	2.81%
Others	53,982	2.55%	36,544	1.98%	40,191	2.34%	35,072	2.12%
Sub-total	2,117,977	100.00%	1,849,275	100.00%	1,712,262	100.00%	1,653,647	100.00%
Personal loans								
Mortgage loans	577,655	78.85%	456,930	78.41%	413,007	78.97%	360,595	72.99%
Credit card advances	10,677	1.46%	8,458	1.45%	6,785	1.30%	5,973	1.21%
Others	144,252	19.69%	117,356	20.14%	103,211	19.73%	127,473	25.80%
Sub-total	732,584	100.00%	582,744	100.00%	523,003	100.00%	494,041	100.00%
Total	2,850,561	100.00%	2,432,019	100.00%	2,235,265	100.00%	2,147,688	100.00%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Corporate loans								
Manufacturing	629,327	36.37%	556,032	35.99%	491,117	34.58%	497,543	35.94%
Commerce and Services	280,465	16.21%	255,787	16.56%	255,460	17.99%	284,772	20.57%
Real Estate	143,613	8.30%	113,589	7.35%	96,390	6.79%	100,932	7.29%
Energy, Mineral and Agriculture	266,323	15.39%	240,314	15.56%	210,281	14.81%	186,942	13.51%
Transportation	223,355	12.91%	182,398	11.81%	165,396	11.64%	158,762	11.47%
Public Utilities	112,231	6.49%	105,933	6.86%	91,924	6.47%	87,731	6.34%
Construction	38,560	2.23%	34,676	2.25%	30,089	2.12%	27,938	2.02%
Financial Services	33,897	1.96%	53,333	3.45%	77,237	5.44%	32,079	2.32%
Others	2,401	0.14%	2,692	0.17%	2,290	0.16%	7,484	0.54%
Sub-total	1,730,172	100.00%	1,544,754	100.00%	1,420,184	100.00%	1,384,183	100.00%
Personal loans								
Mortgage loans	454,984	77.70%	337,834	76.16%	286,829	75.49%	240,640	68.49%
Credit Card Advances	5,307	0.91%	2,876	0.65%	1,929	0.51%	1,441	0.41%
Others	125,242	21.39%	102,870	23.19%	91,200	24.00%	109,264	31.10%
Sub-total	585,533	100.00%	443,580	100.00%	379,958	100.00%	351,345	100.00%
Total	2,315,705	100.00%	1,988,334	100.00%	1,800,142	100.00%	1,735,528	100.00%

Loan concentration by currency

Group

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
RMB	1,968,119	69.04%	1,692,980	69.61%	1,477,859	66.12%	1,378,760	64.20%
Foreign currencies	882,442	30.96%	739,039	30.39%	757,406	33.88%	768,928	35.80%
Total	2,850,561	100.00%	2,432,019	100.00%	2,235,265	100.00%	2,147,688	100.00%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
RMB	1,955,638	84.45%	1,688,414	84.92%	1,475,821	81.98%	1,378,343	79.42%
Foreign currencies	360,067	15.55%	299,920	15.08%	324,321	18.02%	357,185	20.58%
Total	2,315,705	100.00%	1,988,334	100.00%	1,800,142	100.00%	1,735,528	100.00%

Loan concentration by types of guarantee

Group

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Unsecured	747,923	26.24%	536,293	22.05%	475,983	21.29%	449,026	20.91%
Guaranteed	708,039	24.84%	731,759	30.09%	684,824	30.64%	650,905	30.31%
Collateralised and pledged	1,394,599	48.92%	1,163,967	47.86%	1,074,458	48.07%	1,047,757	48.78%
Total	2,850,561	100.00%	2,432,019	100.00%	2,235,265	100.00%	2,147,688	100.00%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Unsecured	542,450	23.42%	433,087	21.78%	369,163	20.51%	365,100	21.04%
Guaranteed	652,635	28.18%	632,985	31.84%	600,323	33.35%	582,577	33.57%
Collateralised and pledged	1,120,620	48.40%	922,262	46.38%	830,656	46.14%	787,851	45.39%
Total	2,315,705	100.00%	1,988,334	100.00%	1,800,142	100.00%	1,735,528	100.00%

Concentrations by maturity

Group

Unit: RMB million, except percentages

	As at 31 December			
	2007		2006	
	Amount	% of total	Amount	% of total
Overdue	70,110	2.46%	87,331	3.59%
Due less than 1 year（1 year included）	1,204,840	42.27%	1,081,992	44.49%
Due between 1 and 5 years（5 years included）	786,264	27.58%	642,817	26.43%
Due more than 5 years	789,347	27.69%	619,879	25.49%
Total	2,850,561	100.00%	2,432,019	100.00%

Domestic

Unit: RMB million, except percentages

	As at 31 December			
	2007		2006	
	Amount	% of total	Amount	% of total
Overdue	63,789	2.75%	82,548	4.15%
Due less than 1 year（1 year included）	1,039,682	44.90%	953,495	47.96%
Due between 1 and 5 years（5 years included）	566,120	24.45%	464,060	23.34%
Due more than 5 years	646,114	27.90%	488,231	24.55%
Total	2,315,705	100.00%	1,988,334	100.00%

Loan concentration by borrower

The Bank focused on controlling borrower concentration risk and is in full compliance with the regulatory requirements on borrower concentration.

		As at 31 December		
Main regulatory ratios	Criteria	2007	2006	2005
Proportion of outstanding loans of largest single borrowers (%)	≤10	3.4	2.2	4.7
Top ten customers ratio (%)	≤50	16.1	15.7	25.6

Note :

Proportion of outstanding loans of largest single borrowers = Total outstanding loans to the largest single borrowers / net regulatory capital

Top ten customers ratio= Total outstanding loans to the top ten customers/ net regulatory capital

The following table sets forth the ten largest individual borrowers as of the date indicated.

Unit: RMB million, except percentages

		As at 31 December 2007	
	Industry	Outstanding Principal amount	% Of total loans
Customer A	Transportation and Logistics	16,902	0.59%
Customer B	Transportation and Logistics	9,081	0.32%
Customer C	Transportation and Logistics	8,280	0.29%
Customer D	Energy, Mineral and Agriculture	8,140	0.29%
Customer E	Commerce and Services	7,700	0.27%
Customer F	Transportation and Logistics	7,194	0.25%
Customer G	Energy, Mineral and Agriculture	6,041	0.21%
Customer H	Commerce and Services	5,952	0.21%
Customer I	Transportation and Logistics	5,865	0.20%
Customer J	Manufacture	5,336	0.19%
Total		80,491	2.82%

Loan quality

Five-category loan classification

The Bank generally measures and manages the quality of credit risk bearing assets based on the Guidance of Loan Credit Risk Classification issued by CBRC, which requires Chinese commercial banks to classify loans into the following five asset quality categories: pass, special-mention, substandard, doubtful and loss, among which loans classified in the substandard, doubtful and loss categories are regarded as non-performing loans. For the overseas operations of the Bank, if applicable local regulations and requirements are more prudent than the Guidance of Loan Credit Risk Classification, the Bank classifies the assets according to local regulations and requirements.

In 2007, the Bank made progress in centralising the management of loan classification in the domestic branches. All loan classifications are reviewed and approved by either Head Office or at tier one branches. When the loans are classified, consideration is given to various factors that will affect the quality of loans and the probability of asset recovery and the extent of loss. To obtain a loan's final risk classification, the Bank must perform a standard process of classifying, checking, reviewing and approving. The loan classification of a corporate customer may be revised when there are significant changes to the customer or its loan risk status.

At the end of 2007 , the Group reported non-performing loans (NPLs) ofRMB88.802 billion, and an NPL ratio of 3.12% , representing a decrease of RMB9.418 billion and 0.92 percentage point compared with the prior year–end, respectively. Domestic NPLs and NPL ratio was RMB87.011 billion and 3.76%, respectively representing a decrease of RMB8.811 billion and 1.06 percentage points compared with the prior year-end.

At the end of 2007 , the amount of outstanding special-mention loans was RMB144.991 billion, a decrease of RMB53.154 billion compared to those as at the end of last year, accounting for 5.08% of the total loan portfolio and a decrease of 3.07 percentage points from the end of last year.

Group

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Pass	2,616,768	91.80%	2,135,654	87.81%	1,847,991	82.67%	1,612,936	75.10%
Special-mention	144,991	5.08%	198,145	8.15%	284,048	12.71%	424,606	19.77%
Substandard	35,105	1.23%	39,390	1.62%	45,573	2.04%	61,515	2.87%
Doubtful	40,897	1.43%	44,100	1.81%	44,550	1.99%	32,931	1.53%
Loss	12,800	0.46%	14,730	0.61%	13,103	0.59%	15,700	0.73%
Total	2,850,561	100.00%	2,432,019	100.00%	2,235,265	100.00%	2,147,688	100.00%
NPLs	88,802	3.12%	98,220	4.04%	103,226	4.62%	110,146	5.13%

Domestic loans

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Pass	2,089,139	90.21%	1,703,908	85.69%	1,430,429	79.46%	1,228,414	70.78%
Special-mention	139,555	6.03%	188,604	9.49%	271,504	15.08%	408,571	23.54%
Substandard	34,216	1.48%	38,517	1.94%	44,056	2.45%	57,882	3.33%
Doubtful	40,308	1.74%	43,119	2.17%	42,852	2.38%	29,787	1.72%
Loss.	12,487	0.54%	14,186	0.71%	11,301	0.63%	10,874	0.63%
Total	2,315,705	100.00%	1,988,334	100.00%	1,800,142	100.00%	1,735,528	100.00%
NPLs	87,011	3.76%	95,822	4.82%	98,209	5.46%	98,543	5.68%

In 2007, the Bank recovered and disposed of non-performing loans by various procedures, including demand for payment, legal proceedings, arbitration and restructuring.

Overdue Loans

Group

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Not overdue	2,753,960	96.61%	2,313,465	95.13%	2,108,794	94.34%	2,025,487	94.31%
Overdue								
1-90 days	33,407	1.17%	44,336	1.82%	50,450	2.26%	65,540	3.05%
91-180 days	4,760	0.17%	8,957	0.37%	14,012	0.63%	15,842	0.74%
More than 180 days	58,434	2.05%	65,261	2.68%	62,009	2.77%	40,819	1.90%
Total overdue loans	96,601	3.39%	118,554	4.87%	126,471	5.66%	122,201	5.69%
Total loans	2,850,561	100.00%	2,432,019	100.00%	2,235,265	100.00%	2,147,688	100.00%
Overdue by more than 90 days	63,194	2.22%	74,218	3.05%	76,021	3.40%	56,661	2.64%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Not overdue	2,226,749	96.16%	1,876,397	94.37%	1,682,110	93.44%	1,626,070	93.69%
Overdue								
1-90 days	26,788	1.16%	39,307	1.98%	47,587	2.64%	61,930	3.57%
91-180 days	4,524	0.19%	8,625	0.43%	13,643	0.76%	15,261	0.88%
More than 180 days	57,644	2.49%	64,005	3.22%	56,802	3.16%	32,267	1.86%
Total overdue loans	88,956	3.84%	111,937	5.63%	118,032	6.56%	109,458	6.31%
Total loans	2,315,705	100.00%	1,988,334	100.00%	1,800,142	100.00%	1,735,528	100.00%
Overdue by more than 90 days	62,168	2.68%	72,630	3.65%	70,445	3.92%	47,528	2.74%

Identified impaired loans

In accordance with IAS39, loans and advances to customers are considered impaired, and allowances are made accordingly, if there is objective evidence of impairment resulting in a measurable decrease in estimated future cash flows from loans and advances.

Movement of identified impaired loans

At the end of 2007, the Group reported identified impaired loans totalling RMB90.317 billion, a decrease of RMB12.915 billion compared with last year-end. The Group's impaired loan ratio was 3.17%, representing a reduction of 1.07 percentage point year-on-year. Domestic operations reported identified impaired loans totalling RMB89.437 billion, a decrease of RMB9.212 billion compared to last year-end. The domestic impaired loan ratio was 3.86%, representing a reduction of 1.1 percentage points year-on-year. Overseas Operations reported impaired loans totaling RMB0.88 billion, a decrease of RMB3.703 billion compared to last year-end. The overseas impaired loan ratio was 0.16%, representing a reduction of 0.87 of a percentage point year-on-year.

Movement of identified impaired loans

Group

Unit: RMB million

	2007	2006	2005	2004
Balance at the beginning of the year	103,232	109,530	118,383	358,218
Increase during the year	33,006	41,928	41,190	76,583
Reduction during the year	-45,921	-48,226	-50,043	-316,418
Balance at the end of the year	90,317	103,232	109,530	118,383

Domestic

Unit: RMB million

	2007	2006	2005	2004
Balance at the beginning of the year	98,649	102,359	104,553	324,252
Increase during the year	31,814	40,924	39,721	74,077
Reduction during the year	-41,026	-44,634	-41,915	-293,776
Balance at the end of the year	89,437	98,649	102,359	104,553

Identified impaired loans by region

Group

Unit: RMB million, except percentages

	As at 31 December											
	2007			2006			2005			2004		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Domestic operations	89,437	99.03%	3.86%	98,649	95.56%	4.96%	102,359	93.46%	5.69%	104,553	88.32%	6.02%
Overseas operations	880	0.97%	0.16%	4,583	4.44%	1.03%	7,171	6.54%	1.64%	13,830	11.68%	3.36%
Total	90,317	100.00%	3.17%	103,232	100.00%	4.24%	109,530	100.00%	4.90%	118,383	100.00%	5.51%

Note:

Loans and advances to customers are considered impaired, and we recognise losses on the loans and advances, if there is objective evidence of a measurable decrease in estimated future cash flows from the loans and advances.

Impaired loan ratio=amount of identified impaired loans/total balance of that category of loan.

Domestic

Unit: RMB million, except percentages

	As at 31 December											
	2007			2006			2005			2004		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Northern China	20,820	23.28%	5.37%	18,718	18.97%	5.37%	17,699	17.29%	5.49%	22,600	21.62%	7.18%
North-eastern China	10,592	11.84%	7.25%	12,673	12.85%	9.31%	12,582	12.29%	9.56%	13,396	12.81%	10.42%
Eastern China	20,132	22.51%	2.08%	24,269	24.60%	2.96%	27,811	27.17%	3.86%	28,595	27.34%	4.21%
Central & southern China	24,663	27.58%	4.19%	28,008	28.39%	5.77%	30,611	29.91%	6.88%	26,611	25.46%	6.13%
Western China	13,230	14.79%	5.80%	14,981	15.19%	7.53%	13,656	13.34%	7.53%	13,351	12.77%	7.48%
Total	89,437	100.00%	3.86%	98,649	100.00%	4.96%	102,359	100.00%	5.69%	104,553	100.00%	6.02%

Domestic identified impaired loans by industry and product

Domestic identified corporate impaired loans by industry

Unit: RMB million, except percentages

	As at 31 December											
	2007			2006			2005			2004		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Manufacturing	32,873	41.21%	5.22%	34,123	38.33%	6.14%	33,188	35.73%	6.76%	32,444	33.54%	6.52%
Commerce and Services	18,912	23.71%	6.74%	22,579	25.36%	8.83%	25,443	27.39%	9.96%	26,344	27.22%	9.25%
Real Estate	6,992	8.77%	4.87%	10,710	12.03%	9.43%	12,763	13.74%	13.24%	13,453	13.90%	13.33%
Energy, Mineral and Agriculture	5,606	7.03%	2.10%	6,153	6.91%	2.56%	6,665	7.18%	3.17%	6,588	6.81%	3.52%
Transportation and Logistics	8,922	11.18%	3.99%	8,258	9.28%	4.53%	7,759	8.35%	4.69%	9,729	10.05%	6.13%
Public Utilities	4,547	5.70%	4.05%	4,523	5.08%	4.27%	4,627	4.98%	5.03%	5,564	5.75%	6.34%
Construction	1,651	2.07%	4.28%	2,322	2.61%	6.70%	2,226	2.40%	7.40%	2,569	2.65%	9.20%
Financial Services	255	0.32%	0.75%	187	0.21%	0.35%	215	0.23%	0.28%	72	0.07%	0.22%
Others	8	0.01%	0.33%	171	0.19%	6.35%	0	0.00%	0.00%	6	0.01%	0.08%
Total corporate impaired loans	79,766	100.00%	4.61%	89,026	100.00%	5.76%	92,886	100.00%	6.54%	96,769	100.00%	6.99%

Domestic identified personal impaired loans by product

Unit: RMB million, except percentages

	As at 31 December											
	2007			2006			2005			2004		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Mortgage loans	4,066	42.05%	0.89%	4,100	42.61%	1.21%	3,837	40.50%	1.34%	3,608	46.35%	1.50%
Credit card advances	279	2.88%	5.26%	219	2.28%	7.63%	228	2.41%	11.82%	218	2.80%	15.13%
Others	5,326	55.07%	4.25%	5,304	55.11%	5.16%	5,408	57.09%	5.93%	3,958	50.85%	3.62%
Total Retail impaired loans	9,671	100.00%	1.65%	9,623	100.00%	2.17%	9,473	100.00%	2.49%	7,784	100.00%	2.22%

Identified impaired loans by customer type

Group

Unit: RMB million, except percentages

	As at 31 December					
	2007			2006		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Corporate loans and advances	80,455	89.08%	3.80%	92,237	89.35%	4.99%
Personal loans and advances	9,862	10.92%	1.35%	10,995	10.65%	1.89%
Total	90,317	100.00%	3.17%	103,232	100.00%	4.24%

	As at 31 December					
	2005			2004		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Corporate loans and advances	98,888	90.28%	5.78%	108,230	91.42%	6.54%
Personal loans and advances	10,642	9.72%	2.03%	10,153	8.58%	2.06%
Total	109,530	100.00%	4.90%	118,383	100.00%	5.51%

Domestic

Unit: RMB million, except percentages

	As at 31 December					
	2007			2006		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Corporate loans and advances	79,766	89.19%	4.61%	89,026	90.25%	5.76%
Personal loans and advances	9,671	10.81%	1.65%	9,623	9.75%	2.17%
Total	89,437	100.00%	3.86%	98,649	100.00%	4.96%

	As at 31 December					
	2005			2004		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Corporate loans and advances	92,886	90.74%	6.54%	96,769	92.56%	6.99%
Personal loans and advances	9,473	9.26%	2.49%	7,784	7.44%	2.22%
Total	102,359	100.00%	5.69%	104,553	100.00%	6.02%

Identified impaired loans by currency

Group

Unit: RMB million, except percentages

	As at 31 December					
	2007			2006		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
RMB	80,209	88.81%	4.08%	86,816	84.10%	5.13%
Foreign currency	10,108	11.19%	1.15%	16,416	15.90%	2.22%
Total	90,317	100.00 %	3.17%	103,232	100.00%	4.24%

	As at 31 December					
	2005			2004		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
RMB	87,980	80.33%	5.96%	84,469	71.36%	6.13%
Foreign currency	21,550	19.67%	2.84%	33,914	28.64%	4.41%
Total	109,530	100.00%	4.90%	118,383	100.00%	5.51%

Domestic

Unit: RMB million, except percentages

	As at 31 December											
	2007			2006			2005			2004		
	Amount	% of total	mpaired loan ratio	Amount	% of total	mpaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
RMB	80,209	89.68%	4.10%	86,816	88.01%	5.14%	87,980	85.96%	5.96%	84,469	80.79%	6.13%
Foreign currency	9,228	10.32%	2.56%	11,633	11.99%	3.95%	14,379	14.04%	4.43%	20,084	19.21%	5.62%
Total	89,437	100.00%	3.86%	98,649	100.00%	4.96%	102,359	100.00%	5.69%	104,553	100.00%	6.02%

Identified impaired loans by impairment loss assessment methodology

Group Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Individually assessed	71,721	79.41%	81,730	79.17%	83,242	76.00%	89,768	75.83%
Collectively assessed	18,596	20.59%	21,502	20.83%	26,288	24.00%	28,615	24.17%
Total	90,317	100.00%	103,232	100.00%	109,530	100.00%	118,383	100.00%

Domestic Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Individually assessed	70,968	79.35%	78,409	79.48%	78,309	76.50%	81,747	78.19%
Collectively assessed	18,469	20.65%	20,240	20.52%	24,050	23.50%	22,806	21.81%
Total	89,437	100.00%	98,649	100.00%	102,359	100.00%	104,553	100.00%

Allowance for Impairment Losses on Loans

The Bank makes adequate allowance for impairment losses on a timely basis and in accordance with prudent and established principles. Allowance for impairment losses on loans consists of two components, individually assessed and collectively assessed allowances. For a further discussion of the accounting policy in relation to impairment losses, please refer to Note II.8 to the Financial Statements.

Movements of Allowances for Impairment Losses on Loans

At the end of 2007, the Group's allowance for impairment losses was RMB96.068 billion, representing an increase of RMB1.775 billion from the previous year-end, with the coverage ratio of allowance for impairment losses to identified impaired loans increasing by 15.03 percentage points to 106.37% from last year-end. The impairment losses for the year were RMB8.252 billion, representing a decrease of RMB4.090 billion from last year. The credit cost ratio was 0.31%, representing a decrease of 0.22 of a percentage point from last year. Allowance for impairment losses on domestic loans reached RMB93.283 billion, representing an increase of RMB3.123 billion from last year-end, with the coverage ratio of allowance for impairment losses to identified impaired loans increasing by 12.91 percentage points to 104.3% from last year-end. The impairment losses of loans in the Bank's domestic operations in 2007 were RMB8.734 billion, representing a decrease of RMB6.811 billion from last year, with the domestic credit cost ratio of 0.41%, representing a decrease of 0.41 of a percentage from last year.

Group Unit: RMB million

	2007	2006	2005	2004
As at 1 Januay	94,293	83,153	74,769	239,039
Impairment losses for the year	8,252	12,342	11,486	23,812
Written off	(6,798)	(3,711)	(4,852)	(189,945)
Recovery of loans and advances written off in previous years	1,671	3,589	2,954	2,507
Exchange difference	(1,066)	(452)	(675)	0
Unwind of discount on allowance	(284)	(628)	(529)	(644)
As at 31 December	96,068	94,293	83,153	74,769

Domestic Unit: RMB million

	2007	2006	2005	2004
As at 1 January	90,160	78,193	67,158	223,758
Impairment losses for the year	8,734	15,545	15,346	26,926
Written off	(4,510)	(2,829)	(3,527)	(183,405)
Recovery of loans and advances written of in previous year	19	83	120	523
Exchange difference	(863)	(293)	(508)	0
Unwind of discount on allowance	(257)	(539)	(396)	(644)
As at 31 December	93,283	90,160	78,193	67,158

Allowance for impairment losses by region

Group

Unit: RMB million, except percentages

	As at 31 December											
	2007			2006			2005			2004		
	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio
Domestic operations	93,283	97.10%	104.30%	90,160	95.62%	91.39%	78,193	94.04%	76.39%	67,158	89.82%	64.23%
Overseas operations	2,785	2.90%	316.47%	4,133	4.38%	90.18%	4,960	5.96%	69.16%	7,611	10.18%	55.03%
Total	96,068	100.00 %	106.37%	94,293	100.00%	91.34%	83,153	100.00%	75.92%	74,769	100.00%	63.16%

Allowance for impairment losses on domestic loans by customer type

Unit: RMB million, except percentages

	As at 31 December											
	2007			2006			2005			2004		
	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio
Allowance for corporate loans	74,093	79.43%	92.89%	71,234	79.01%	80.01%	60,267	77.07%	64.88%	49,135	73.16%	50.78%
Allowance for personal loans	19,190	20.57%	198.43%	18,926	20.99%	196.68%	17,926	22.93%	189.23%	18,023	26.84%	231.54%
Total	93,283	100.00%	104.30%	90,160	100.00%	91.39%	78,193	100.00%	76.39%	67,158	100.00%	64.23%

Allowance for impairment losses on loans by assessment methodology

Group

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Allowance for individually assessed identified impaired loans	51,837	53.96%	53,846	57.10%	45,738	55.00%	35,699	47.75%
Allowance for collectively assessed identified impaired loans	12,334	12.84%	12,735	13.51%	12,009	14.44%	12,614	16.87%
Allowance for non-impaired loans	31,897	33.20%	27,712	29.39%	25,406	30.56%	26,456	35.38%
Total	96,068	100.00%	94,293	100.00%	83,153	100.00%	74,769	100.00%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Allowance for individually assessed identified impaired loans	51,349	55.05%	51,269	56.86%	42,720	54.64%	31,539	46.96%
Allowance for collectively assessed identified impaired loans	12,241	13.12%	12,610	13.99%	11,379	14.55%	10,861	16.17%
Allowance for non-impaired loans	29,693	31.83%	26,281	29.15%	24,094	30.81%	24,758	36.87%
Total	93,283	100.00%	90,160	100.00%	78,193	100.00%	67,158	100.00%

Market Risk

Overview

The Bank is exposed to market risks that may cause losses in on-and-off balance sheet as of result of adverse changes in market prices. Market risk arises from open positions in the trading and banking books in interest rate, exchange risk, equities, and commodities. Both the Bank's trading book and banking book face market risks. The trading book consists of positions in financial instruments and commodities that are free of any restrictive covenants on their tradability and held with trading intent or in order to hedge other elements of the trading book. The banking book consists of financial instruments not included in the trading book (includes those financial instruments in the investment purchased with surplus funds and managed in the investment book).

The Board of Directors of the Bank takes the ultimate responsibility for the oversight of market risk management, including the approval of investment strategy, market risk management strategy, policies and procedures and the determination of market risk tolerance. Senior management is responsible for developing market risk management policies, procedures and specific operational rules, inspecting and monitoring on a regular basis and compliance with this policies, procedures and rules, and setting market limits within the Group's overall market risks appetite determined by the Board.

Within the Risk Management Department, the Bank has set up an independent market risk management team, which is dedicated to the identification, measurement, monitoring and control of market risks at the Group level, and reports in line with risk management policies and procedures. Risk monitoring teams have been set up within each market risk-taking business line to monitor and report on the market risks within their respective business lines.

In keeping with the guiding requirements of CBRC on market risk management, in 2007, the Bank continued to improve its management of Group market risk management and worked hard to improve policies of market risk management and the monitoring and reporting systems, thus progressively enhancing its ability to identify and measure market risks. Measures included the reexamination of the market risk management policies of the Bank; implementing a series of policies on Value at Risk and stress testing and further clarification of management rules on trading book classification, so as to unify the procedures, models, standards and methods for the Group's risk management; adjustment of market risk limits and constant improvement of market risk measurement methods; and an increase in the frequency of market risk monitoring and intensification of risk analysis and warning.

To effectively monitor market risk in an increasingly volatile financial market in 2007, the Bank further strengthened its management of investment securities and improved decision-making mechanisms around such investment securities. These measures included reviewing investment procedures; formulating the *Bank of China Limited Security Investment Policy*; standardising the investment security decision-making mechanism; setting up a Security Investment Management Committee (SIMC); reviewing the major business strategies of investment security; completing the investment security impairment allowance criteria and evaluating any investment security impairment on a timely, conservative, and objective basis; adjusting the risk appetite in response to market movements; strengthening the risk management over investment security, and conducting *ad hoc* analysis and monitoring of the high risk investment security as required.

In 2008, the Bank will further strengthen the framework for market risk management, enhance its risk measuring capacity for structured products and promote the integration of group risk information as part of the implementation of a Basel II framework.

Market Risk of the Trading Book

The Bank manages the market risk of the trading book primarily through setting up the overall Value-at-Risk (VaR) and stop-loss limits on the trading book and allocating and as well as establishing exposure limits and stop-loss limits for each trading desk and trader. Traders can only trade financial instruments that meet certain pre-determined criteria (e.g. the liquidity of the financial instruments, etc.). The Bank monitors the utilisation of risk limits of the trading book on a daily basis.

VAR is the possible loss arising from changes in market conditions, given a specified time horizon and specified confidence level. The Bank currently uses a one-day time horizon and 95% confidence level to calculate the VaR for the domestic trading book. Based on such a calculation, within the one-day time horizon, the probability of loss on the trading book exceeding the VaR is limited to 5% or below.

Please refer to Note III.4 to the Financial Statements for detailed information about the VaR of the Bank's trading book.

Market Risk of the Banking Book

Interest rate risk management

The Bank's primary market risk for the banking book is interest rate risk. Interest rate risk arises mainly from mismatches in the maturities or repricing periods of the assets and liabilities of the Bank's banking book. The Bank manages the interest rate risk of the banking book primarily through interest rate gap analysis. Interest rate gap analysis measures the difference between the amount of interest-earning assets and interest-bearing liabilities that

mature or must be re-priced within certain periods. The data generated by gap analysis is used to perform sensitivity analysis, scenario analysis and stress testing, which allows adjustment of the maturities of the interest-earning assets and interest-bearing liabilities. At the same time, the Bank closely follows domestic and foreign currency interest rate trends and promptly adjusts interest rates of local and foreign currency deposits and loans in order to reduce interest rate risk.

For details of the interest rate sensitivity gaps, please refer to Note III.4 to the Financial Statements.

Assuming the yield curves of all currencies shift up or down 100 basis points in parallel at the beginning of 2008, the Group's sensitivity analysis of net interest income on major currencies was as follows:

Group Unit: RMB millions

	RMB	USD	HKD
Up 100bps	(6,525)	(1,128)	524
Down 100bps	6,525	1,128	(524)

The analysis is in accordance with the CBRC rules, and includes all off-balance-sheet positions. It is based on the Group's gap position at the end of 2007 and does not take into consideration any change in customer behaviour, basis risk or any prepayment options on debt securities.

Exchange Rate Risk Management

The Bank's management of exchange rate risk covers both non-trading books and trading books. Non-trading exchange rate risk mainly arises from foreign currency profit and loss and investment in overseas subsidiaries. Trading exchange rate risk mainly arises from foreign exchange transactions in which the Bank is engaged on its own account or on behalf of customers.

The Bank has undertaken the following measures to reduce its foreign exchange exposure:

In 2005, the Bank entered into a foreign currency option agreement with Huijin with a notional amount of USD18 billion to economically hedge a portion of the net foreign currency position arising from a capital injection. The option was fully exercised from January to December of 2007 in 12 equal monthly installments.

In 2007, the Bank entered into certain foreign exchange transactions to reduce its net foreign currency position by USD17.3 billion.

By these measures, the Bank's net foreign currency exposure has reduced from USD15.7 billion at the end of 2006 to USD4.1 billion at the end of 2007, effectively reducing the Bank's exposure to exchange rate risk.

For details of the foreign currency exposure of the Bank, please refer to Note III 4 to the Financial Statements.

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to obtain funds at a reasonable cost in a certain period of time when required to meet a repayment obligation and fund its asset portfolio. The Bank's objective in liquidity management is to ensure the availability of adequate funding to meet its needs to fund deposit withdrawals and other liabilities as they fall due, as well as being able to meet its obligations to fund loan originations and commitments and to take advantage of new investment opportunities.

The Bank and overseas subsidiaries manage liquidity risk on their own basis. The Bank manages the liquidity risk of all branches, domestic and overseas. The Bank takes market financing capabilities and other factors into account and adopts a prudent manner when developing liquidity decisions.

The Bank follows a proactive liquidity management strategy and develops all asset-liability businesses in line with the requirements of its liquidity management. Moreover, the Bank monitors and manages the liquidity of local and foreign currencies separately, and has established an RMB and foreign currency liquidity portfolio to ensure funding of sources and applications of different currencies meet the requirements of liquidity management.

The Bank's liquidity management considers both the normal operational environment and emergency measures for unexpected events or extreme conditions. In a normal operational environment, liquidity management covers management of the liquid asset portfolio, liquidity gap management, position management, management of fund transfers between the Head Office and branches and liquidity analysis. The Bank also has a proactive liability management and enhancements of market financing capabilities, and maintains close contact with other banks and the central bank with a view to borrowing funds from the money market or by open market operations to hedge short-term liquidity risk and ensure the smooth development of the Bank's business. The Bank has also developed emergency measures to ensure financing for the Bank in the event of a sudden crisis.

In 2007, significant volatility posed major challenges to the Bank's liquidity position. From the second quarter, there was a significant slowdown in the growth of new RMB deposits due to a continued boom in the stock market and mutual fund market, while loan growth was maintained at a fast pace, resulting in a decrease in stable sources of funds. In addition, the Bank experienced substantial fund inflows and outflows due to the increase in A share IPOs, and the central bank implemented tightening monetary policies in order to control the fast growth in lending.

Under such circumstances, the Bank managed to maintain adequate liquidity levels by continuously improving liquidity management capabilities, integrating liquidity risk and reward, improving proactive liability management, strengthening monitoring of internal positions and maximising return on capital, in order to meet normal business needs and at the same time improve the effectiveness of operational funds.

Regulatory Ratios on Liquidity

At of 31 December 2007, the Bank's liquidity position, as shown in the table below, met regulatory requirements:

(liquidity ratio is the primary indicator of the Group's liquidity; loan to deposit ratio, excess reserve ratio and inter-bank ratios are the indicators of liquidity of the Bank's domestic operations in the Chinese mainland)

Main regulatory ratios		Regulatory standard	As at 31 December 2007	As at 31 December 2006	As at 31 December 2005
Liquidity ratio (%)	RMB	≥25	32.6	37.7	48.9
	Foreign Currency	≥25	75.9	64.1	87.4
Loan/deposit ratio (%)	RMB & Foreign Currency	≤75	64.0	59.0	59.1
Excess reserve ratio(%)	RMB		3.1	2.8	3.0
	Foreign Currency		20.7	25.8	16.9
Inter-bank ratio (%)	Inter-bank borrowings ratio	≤4	1.3	0.9	2.7
	Inter-bank loans ratio	≤8	0.7	0.7	0.2

Note:

Liquidity ratio = current assets / current liabilities. Liquidity ratio is calculated in accordance with the relevant provisions of PBOC and CBRC. Financial data are based on the Chinese Accounting Standards 2006. Data for the year 2005 and 2006 is not adjusted retrospectively.

Loan-to-deposit ratio = outstanding loans / outstanding deposits

RMB excess reserve ratio = (reserve in excess of the mandatory requirements +cash) / (balance of deposits + remittance payables)

Foreign currency excess reserve ratio = (reserve in excess of the mandatory requirements + cash + due from banks and due from overseas branches and subsidiaries) / outstanding deposits

Inter-bank borrowings ratio= Total Renminbi inter-bank borrowings from other banks and financial institutions/Total Renminbi deposits

Inter-bank loans ratio= Total Renminbi inter-bank loans to other banks and financial institutions/Total Renminbi deposits

Liquidity Gap Analysis

The Bank assesses liquidity risk through liquidity gap analysis. Liquidity gap results are periodically calculated and monitored and used for sensitivity analysis and stress testing. At of 31 December 2007, the Bank's liquidity gap situation was as follows:

(for details of the liquidity position, please refer to Note III.5 to the Financial Statements).

Group

(Unit: RMB million)

	Overdue	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
As at 31 December 2007	25,062	(2,164,164)	46,676	(23,953)	(5,335)	1,334,986	1,237,385	450,657
As at 31 December 2006	48,754	(1,889,251)	4,183	55,597	41,576	1,070,214	1,081,883	412,956

Bank

(Unit: RMB million)

	Overdue	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
As at 31 December 2007	19,367	(1,879,644)	246,426	(14,644)	(52,936)	1,051,031	1,016,880	386,480
As at 31 December 2006	46,738	(1,617,769)	243,207	41,472	(46,568)	804,957	883,357	355,394

Note:

liquidity gap= assets that mature in a certain period - liabilities that mature for the same period

Influenced by the market environment, the percentage of demand deposits to total deposits increased and the proportion of current liabilities to total liabilities remained high; as a result, the majority of gaps below 1 year bucket was negative. The balance of assets in the remaining periods all exceeded the balance of liabilities, resulting in a positive liquidity gap position.

Internal Control and Operational Risk

Internal Control

Branches, business departments and staff at various levels of the Bank take responsibility for internal control when promoting business development and are the Bank's first line of defence. The Legal and Compliance Department together with various business departments, are responsible for making overall plans for establishing internal control policies, directing, examining, monitoring and assessing the work of the first line of defence, and playing the role of the second line of defence. The Internal Audit Department is responsible for reviewing and assessing the appropriateness and effectiveness of the Bank's operating activities, risk management, internal control and corporate governance using a systematic and consistent methodology, thus, playing the role of the third line of defence.

In 2007, the Bank continued to establish and improve its three lines of defence of internal control. In order to enhance the self-controlling capacity in the first line of defence, the Bank implemented a process of self-review, self-checking, self-assessment, self-improvement and self-training at the grass-root level of operating branches.

In respect of examining the second line of defence, the Bank specified and standardised the examination program and conducted on-site and off-site examinations of all business lines and key controls. In terms of remediating controls, the Bank standardised the internal control remediation, enhanced the monitoring of the implementation of corrective measures on identified issues and established a central repository for Issues. The Bank also improved performance evaluation techniques for internal control and compliance.

Operational Risk

In accordance with the *'Guide on Operational Risk Management to Commercial Banks'* published by CBRC, the Bank has established its the Operational Risk Management ('ORM') framework, developed and implemented measures on ORM, improved ORM policies and developed the process for operational risk regulatory capital calculations.

The Bank has rolled out a new assessment process for operational risk and to control assessment, recording and reporting of operational risk exposure and related controls in various business processes on a Bank-wide and regular basis and to enhance its capacity to identify and assess operational risk.

The Bank has defined its Key Risk Indicators (KRI) of operational risk and started to develop these at Group level. Through periodic tracking, monitoring and measurement of KRIs, the Bank aims to enhance its control and monitoring capacity over operational risk.

In addition, the Bank has implemented the following initiatives to enhance control over its branches:

- Sending duty managers to lower level branch outlets to facilitate separation of risk control from business operation so as to better control the risk inherent in its business operations;
- Improving the policy framework to define the behavioral code for branch outlet management and staff;
- Implementing certain control initiatives specifically for the branch outlets, namely, vault security enhancement, business stamp and seal application and management survey, electronic stamp verification system, and centralised account opening approval processes for RMB transaction accounts.

Internal Audit

As the third line of defence in the internal control framework of the Bank, internal audit forms the independent and objective confirmation and consultation process of the Bank under the Audit Committee of the Board of Directors. Following the principle of improving the operations of the Bank and creating value, internal audit assists the Bank's management in the performance of their controlling duties and employs systematic and standardised approaches to evaluate and assist in the improvement of internal control, risk management and corporate governance.

In 2007, the Bank set up and adopted a vertically integrated management audit model; completed the vertical management of domestic internal audit departments, allocated human resources, budgeting, audit plans and work functions; established mutually linked audit policies, institutions, systems and frameworks with clear and distinctive layers; and enhanced the functions of audit assurance, anti-fraud, advisory service and internal control evaluation. Interim goals have been achieved in respect of the Bank's vertical organisational structure, integrated management system, value-added service requirements, systematic work standards, advanced programs, comprehensive quality control, sound evaluation mechanism and human resources, together with further enhanced independence, professionalism and authority.

In 2007, according to the requirements of the Audit Committee of the Board and the Management, internal audit focused on the priorities of effective duty enforcement and value adding and carried out audit assurance to prevent major and serious fraud cases with attention to systematic risk throughout the Bank. In the year, eight audit inspection projects were carried out at the Head Office, 26 at tier-one and directly-controlled branches and 14 at overseas institutions and affiliated companies. Internal audit personnel also inspected and confirmed high-risk businesses and key control processes in 2,780 domestic institutions (including 26 tier-one institutions, 462 tier-two institutions and 2,292 local level operations), exceeding the annual inspection plan.

In addition, internal audit strengthened line processing and utilisation of special audit tests and regional audit results; rendered value-added services to related parties by means of audit risk prompting letters and management proposals; organised the first and second lines of defence to conduct internal control evaluations; and completed the transformation from a compliance inspection function to a risk-oriented internal control evaluation function, taking prevention as its goal.

Connected Transactions Management

The Bank has formulated the Connected Transactions Management Regulations of Bank of China Limited and its Implementation Rules in accordance with the relevant laws, administrative regulations and regulatory requirements. It carefully identifies and monitors connected transactions in compliance with approval and disclosure obligations to safeguard the interests of the Bank and its shareholders.

In 2007, the Bank updated its database of connected parties and improved the accuracy of information surveys. Training sessions on connected transactions were held across the Bank with a view to improving vigilance of front office staff and identification capabilities of the compliance officers.

Anti-money Laundering

The Bank attaches great importance to anti-money laundering oversight, and its domestic and overseas operations are committed to enhancing anti-money laundering oversight and controlling money laundering risk in accordance with the Group's policy on anti-money laundering and combating the financing of terrorism as well as local regulatory requirements.

In 2007, the Bank revised its Administrative Measures on Reporting of Large-value and Suspicious Transactions to meet the new requirements of PBOC on the reporting of large-value and suspicious transactions, which specify the responsibilities of outlets, business lines and operations at different levels and the reporting procedures required. The Bank upgraded its reporting system and interfaced with the system at the China Anti-Money Laundering Monitoring & Analysis Center on schedule and also completed procedures for uniform reporting of information on large-value and suspicious transactions, thus controlling regulatory risk effectively.

With a view to improving the ability of employees to identify suspicious transactions and enhance the reporting of suspicious transactions, the Bank developed the reporting system for collection of suspicious data, formulated the 'Guidelines on Identification of Suspicious Transactions for Anti-money Laundering and Combating the Financing of Terrorism,' and employed case study training to enable employees to understand and identify suspicious transactions.

To enhance the supervision of anti-money laundering of its domestic and overseas operations and promote long-term effective monitoring, the Bank followed up the assessment of anti-money laundering of its overseas operations initiated in 2006, and selected branches for further inspection. Furthermore, the Domestic Operations conducted extensive self-inspection of anti-money laundering. The Bank also performed special audits of anti-money laundering at several domestic and overseas branches. By adopting the above measures, the Bank has improved its supervision of anti-money laundering activities of its domestic and overseas operations and the Group's control of money laundering risk.

To address the new customer identification requirements of PBOC, the Bank revised the guidelines for business lines on anti-money laundering and operating procedures of relevant businesses, and updated relevant contracts and vouchers as part of 'Know Your Customer' procedures and to avoid the Bank being used as a channel for money laundering or financing of terrorism.

Ongoing training is part and parcel of the Bank's anti-money laundering framework. In 2007, the Bank held training sessions for staff at various levels of the Bank. During the year, a total of 2,500 training sessions were held in the domestic operations with over 200,000 participations.

Management Analysis and Discussion

----IT Blueprint

The overall objective of the IT blueprint is to improve customer service, consolidate data, standardise operations, accelerate product innovation and mitigate risks. The IT blueprint implementation is focused on two systems, namely, the Core Banking System (CBS) for front and middle office processing and the Management Information System (MIS) for back office operations. CBS supports transaction processing and MIS supports decision making of the Bank by processing customer and transaction information. In 2007 the Bank made steady progress towards CBS and MIS implementation.

Core Banking System Implementation

The Bank completed phase one Core Banking System customisation and the first stage of the System Integration Test (SIT); captured customer information and started the overall system improvement program. Smooth progress was also made in the voucher review and consolidation, system parameter setting, and user screen translations and standardisation; Training session were held to address the different needs of management and staff.

Management Information Systems Improved

Substantial progress was made in the construction of information infrastructure and the CBS peripheral systems during the year. Ten sub-systems were improved in this period, including General Ledger, Data Extraction and Transfer Platform, Reporting Platform, Historical Data Inquiry, Profit Analysis, Single View of Enterprise-Level Customer, Corporate/Individual Credit System, Core Database Construction, Data Dictionary and Information Service Platform. This enabled Bank of China for the first time to fulfill the centralised reporting and centralised information management.

In 2008, the Bank will continue to accelerate implementation of the IT blueprint, whilst assuring quality and guaranteeing safety. The Bank will construct a powerful information network as well as a new innovation and service platform. This will encourage effective interaction between the IT system and the Bank's business innovation, broaden the Bank's service channels, provide customers with more convenient, efficient, and customised services and as a result enhance our Bank's core competitiveness.

Management Discussion and Analysis

----Organisational Information, Human Resources Development and Management

Organisational Management

Organisational Information

As at the end of 2007, the Bank had a total of 10,834 domestic and overseas branches and outlets, including 37 tier one branches, 283 tier two branches and 9,824 outlets in the Mainland and 689 branches, subsidiaries and representative offices in Hong Kong, Macau, and others countries, a reduction of 407 from the beginning of the year.

The following table shows the geographic breakdown of the domestic operations at the end of 2007.

As at 31December 2007

	Branches and outlets	% of total
Northern China	1,516	15.0%
North-eastern China	895	8.8%
Eastern China	3,438	33.9%
Central and Southern China	2,723	26.8%
Western China	1,573	15.5%
Total	10,145	100.0%

Process Reengineering and Organisational Restructuring

In 2007, the Bank further reengineered and restructured its organisation framework with the establishment of the Group Executive Committee, and under this committee, the Corporate Banking Committee, the Retail Banking Committee, the Financial Markets Committee and the Operation Service Committee. These management and decision-making committees fulfill their duties under the authority limits delegated by the Group Executive Committee.

Through the establishment of these management and decision-making committees, the Bank aims to change the traditional service, product, and management model and move to a more customer-oriented approach. All resources will be utilised to satisfy customers and provide a full range of financial services to the customer so as to promote business development. Meanwhile, delegation of authority to these management and decision-making committees will improve the efficiency and professionalism of the decision-making process. Decisions made will be pursuant to the Bank's overall strategy and supported by stakeholders. In this process, the business line management will be strengthened.

The major responsibilities of the Corporate Banking Committee, the Retail Banking Committee, the Financial Markets Committee and the Operation Service Committee are as follows:

- Establish the business line development strategies, annual business plan and budget, and the execution of the plan and budget as approved by the Group Executive Committee;
- Coordinate cross marketing of products and business cooperation and support for the business lines throughout the Group (including both domestic and overseas branches and subsidiaries);
- Take responsibility for the business line operational risk management and internal control; and
- Take responsibility for the business line credit approval, price setting, product R&D, HR management and finance management within authority limits.

Under this matrix management framework, business line management was strengthened to promote effectiveness of strategy communication and execution throughout, and by, the branch network. Internal control managers were dispatched to the operating units of the Bank to improve risk prevention and internal control, an integral part of the establishment of three lines of defence.

Human Resources Management and Development

Staff Profile

As at the end of 2007 the Bank had 237,379 employees (including 52,992 external contractual staff in domestic institutions), of which 22,045 were locally engaged staff in overseas branches and subsidiaries. By the end of 2007, the Bank paid retirement expenses for a total of 7,183 retirees.

Staff composition in terms of age, education background and professions at the end of the year was as follows:

Category	Detailed distribution	Number of employees	% of total
Age	Below 30	23,547	14.51%
	Between 31 and 40	87,510	53.91%
	Between 41 and 50	44,016	27.11%
	Between 51 and 60	7,214	4.44%
	Above 60	55	0.03%
Educational Background	Holders of a Master's degree and above	3,444	2.12%
	Bachelor degree holders	67,314	41.47%
	Associate degree or professional training certificate holders	65,051	40.07%
	Others	26,533	16.34%
Professions	Corporate finance	17,708	10.90%
	Personal finance (tellers excluded)	16,734	10.31%
	Financial market	1,297	0.80%
	Operational services	20,611	12.70%
	Financial management and accounting	11,171	6.88%
	Risk management, internal audit and legal and compliance	12,009	7.40%
	Management (Note 1)	4,269	2.63%
	Others (Note 2)	78,543	48.38%

Note:

1. This category includes deputy general managers of tier-two branches, the deputy general managers of functional departments in tier-one branches and team heads (included) in Head Office and the above managerial personnel.

2. This category includes front line staff, administrative staff and other support staff.

Human Resources Management Reform

In 2007, the Bank released '*Measures to Deepen the Human Resources Management Reform*' developed from past experience, which specified the major objectives of reform in current and future human resources management. The Bank will implement this ongoing human resources reform in line with market practice.

In 2007, the Bank further standardised position designation, recruitment procedures, qualifications and responsibilities. Remuneration and benefits schemes were adjusted based on prevailing market conditions, employees' competency levels and contributions to the Bank's operating results in order to maintain competitiveness in compensation in the market. Moreover, a new remuneration management mechanism was put in place to maintain staff cost increases at a rate proportional to the Bank's operating results. The Bank also refined staff performance indicators for Head Office departments, tier-one branches and management. All of these measures helped to support the Bank's human resources development strategy and business targets.

The Bank further enhanced its human resources planning capabilities by proposing employee target numbers, benefits, structural adjustments and a human resources management mechanism for the years ahead.

In 2007, the Bank enhanced its talent pool planning by establishing the objectives in talent management that emphasises number of staff, human resources efficiency and structure, human resources mechanism upgrades, and detailed measures and tasks for the formation of managerial, professional and operational position lines.

In 2007, the Bank also improved its talent development system by emphasising senior management leadership, professional staff development, nurturing training and instructors and producing textbooks. Training resources were deployed to increase staff training and development. During the year, 24,000 off-site course sessions were offered with 830,000 class participations.

Management Discussion and Analysis

----Cooperation with Strategic Investors

In 2007, strategic cooperation between our Bank and RBS Group, Fullerton Financial Holdings (FFH), UBS and Asian Development Bank (ADB) in relevant business and management infrastructure areas progressed. The Bank's broad-ranging and in-depth cooperation initiatives achieved substantial results during the year.

Overview

In 2007, the Bank and RBS Group promoted bilateral cooperation with a specific focus on corporate banking, personal banking, financial market business, risk management and internal control, treasury and capital management, as well as human resource management. A total of 60 RBS senior managers worked together with the Bank's staff on various projects. The Bank established a joint steering committee with UBS, cooperating in such areas as direct investment business, global markets products and services, treasury, market risk management and training. FFH seconded five experts to the Bank, providing consultation on SME business models and cooperating with the Bank in areas of corporate governance, risk management and product management consultation, as well as special training. ADB continued to provide the Bank with technical support in areas such as operational risk.

Corporate Banking Business

In line with the strategy of serving mid-and-high-end customers, the Bank worked with RBS Group to leverage their expertise in customer relationships and technology to promote high-end businesses of aircraft financing, shipping financing and syndicated loans. These included receivables financing, letters of guarantee and other trade finance businesses, as well as implementation of a supply chain financing project. All of these efforts have laid a solid foundation for enhancing the Bank's international service capabilities. Both parties also discussed a new joint financing model and worked together in real estate financing. In order to better serve overseas customers, the Bank and RBS Group established a customer referral channel in the U.K. One Bank senior relationship manager was seconded to Citizens Bank - the subsidiary of RBS Group in the U.S. - to set up a 'BOC work team' for promoting customer referrals between the Bank and RBS Group, and enhancing their services in account opening, trade finance and consignment lending.

Targeting the emerging SME market, the Bank developed a new business model, with technical support from FFH secondees, and is now ready to implement the model.

Personal Banking Business

A joint credit card business unit was established between the Bank and RBS Group in the first half of 2007. Both parties enhanced cooperation in product design, direct selling, financial management, risk management, operating service and information technology. Supported by more than 10 specialists in credit cards from RBS Group, a credit scorecard, a scorecard tracking and analysis framework and a series of credit cards was developed and a pilot run on direct selling of credit card was run. As a result of the cooperation with RBS Group, the Bank was able to increase credit card volumes and improve credit card management capacity.

The Bank and RBS Group achieved a breakthrough in private banking during the year. Two private banking pilot operations were officially launched in March 2007, in Beijing and in Shanghai. RBS Group assisted the Bank in recruiting private banking managers and investment consultants, and a professional team of private bankers is emerging.

Financial Market Business

The Bank's cooperation with RBS Group allowed the Bank to make significant strides forward in the global markets business in 2007. The two parties forged a close strategic partnership for developing opportunities in foreign exchange, fixed income and derivative products and conducted interactive marketing for global markets products and provided hedging solutions for many joint transactions. In addition, through training sessions, site visits and exchanges, RBS Group shared its experience in fixed income products and debt capital market management and operation. The Bank also continued cooperation with UBS in global market businesses through training and exchange of staff. A joint programme on QFII (Qualified Foreign Institutional Investor) is under way.

Risk Management, Legal & Compliance and Audit

The Bank's strategic investors continued to provide expert consultation and training support in areas such as credit risk, market risk, operational risk, compliance risk, anti-money laundering and the implementation of Basel II. RBS Group assisted the Bank to improve daily monitoring of market risk in its trading book. The Bank also gained insights from RBS secondees on risk and control assessment (RACR), reporting of key risk indicators (KRI) and significant operational risk events, lost data collection and other sophisticated experiences in operational risk management. These experiences have been translated into actual operational guidelines within the Bank's framework. FFH employed a consulting firm to assist the Bank in market risk management. With support from ADB, a Basel II operational risk training program has been launched.

Treasury, Financial Management and Strategic Planning

RBS Group provided the Bank with training support in treasury operations, financial management and strategic planning. The Bank has dispatched staff for on-site training at the RBS Group Finance and Group Strategy department. The Bank also further strengthened cooperation with UBS in treasury management. Both parties carried out in-depth research and discussions regarding interest rate risk management, internal fund transfer pricing, regulatory capital management and planning, risk management of structural exchange rate and interest rate pricing. Moreover, the treasury departments of both banks discussed setting up a regular communication and consulting support mechanism. With support from FFH, the Bank's Treasury Department cooperated with an external consulting firm on how to improve liquidity risk and interest rate risk management.

Human Resources

The Bank continued its cooperation with RBS Group in leadership model development and leadership enhancement. With the guidance of RBS Group, the Bank completed a preliminary application scheme for its leadership model and selected eight senior managers to attend a training course jointly organised by RBS Group and Harvard Business School. The Bank discussed with UBS on many human resources issues, including group leadership development, successor planning, performance evaluation, competence models, staff appraisals and employee satisfaction surveys. FFH organised the second corporate governance training course for the Bank's directors. In addition, joint training programme on wealth management have been run.

Overseas Cooperation and Publicity

The Bank's overseas branches and RBS Group continued their close cooperation, such as in the area of marketing of overseas student accounts. With support from RBS Group, the Bank organised visits to the Chelsea Flower Show in the U.K. for VIP customers, which was widely reported in local and Chinese media.

Management Analysis and Discussion

----Olympics Creates Value

On 14 July 2004, Bank of China and the Beijing Organising Committee for the Games of the XXIX Olympiad BOCOG (BOCOG) announced that Bank of China was appointed the official banking partner of the Beijing 2008 Olympic Games. The Bank made a solemn commitment to provide quality financial products and services to the Beijing 2008 Olympic Games and Paralympics, the Chinese Olympic Committee (COC) and the 2008 Chinese Olympic Team. This commitment carries with it the high expectations of the Chinese people for the first Olympics in China and showcase the Bank's passion and dream for the Olympics.

As the official banking partner of the Beijing 2008 Olympic Games, Bank of China aims to increase its profile and promote the Olympic spirit. In order to share the Olympic dream together with its clients, the Bank is making full use of its Olympic rights when designing the Olympic marketing strategy and products in an effort to create more value for clients through the Olympic platform.

Innovative Olympic Financial Products

The Beijing 2008 Olympic Games provides the Bank of China with unique opportunities to improve its service quality and expand market share while providing customers with a channel for experiencing the Olympics. Through its Olympic platform, the Bank has developed many Olympic-themed financial products geared towards different customer segments such as the Olympic Growth Account targeting young people and the first Fuwa (Beijing Olympic mascot) Certificate of Deposit. The Bank issued the first Olympic-themed Euro credit card in Asia, the first Beijing Olympic-themed BOC VISA Olympic credit card and co-brand credit cards of BOC Lenovo VISA Olympic credit card and Air China BOC VISA Olympic credit card, teaming up as the BOC Olympic bank card series. They function as both a payment tool and bearer of the Olympic spirit, whose popularity were greatly enhanced.

Improving Olympic Services

In 2007, Bank of China organised a number of foreign language workshops and training sessions; focused on providing Olympic financial services . The Bank's call centre launched an Olympic hotline and began to offer the pioneering multi-lingual services covering English, French, Japanese, Korean and Spanish, all of which have strengthened BOC's distinctive brand value. The Bank also refurbished its branches with wheelchair ramps and lower counters to allow better access for all customers.

To assist BOCOG and foreign institutions and individuals that need financial services during the Games, the Bank, with the support of the PBOC and SAFE, will provide 'green channel' services for foreign people who come to work with the Olympics in China. Bank of China will be also become the only domestic financial institution to open temporary accounts for qualifying non-resident legal persons.

Ready for the Beijing Olympics

In 2007, Bank of China enhanced its Olympic marketing campaign and geared up for the Olympics and Paralympics. The Bank successfully implemented the Olympic ticketing program. As the Games enter into the final preparation stage, the Bank is pressing ahead with its own Olympic financial services program. The Bank has a detailed 2008 Olympic workplan, which includes an organisational framework, branch setup, personnel arrangements, foreign language services, contingency plans and budgeting.

Market Recognition

The Bank's Olympic marketing program has received extensive recognition from the public. A survey published in early 2007 by the China Brand Research Academy showed that Bank of China is one of the most successful sponsors in Olympic-themed marketing. In June 2007, the Bank was listed in the 2007 World Top 500 Brands by World Brand Lab. The Bank also received the 'Chinese Enterprises Marketing Innovation' award by *Sales and Marketing* magazine, China's leading periodical for marketing science, for its outstanding Olympic-themed marketing performance.

As the official banking partner of the Beijing 2008 Olympic and Paralympic Games, Bank of China has named 2008 as its 'Year of Olympic Services'. The Bank will enhance its publicity campaign in the theme of 'Serving the Olympics' and will continue to develop its business by enhancing service levels and building on its brand image as a 100-year-old bank celebrating the 100-year Olympics.

Management Analysis and Discussion

----Awards and Corporate Social Responsibilities

Awards

In 2007, the Bank received wide recognition for its performance from the banking industry, domestic and foreign customers and the media. The following awards were received for the Bank's performance in many areas, including commercial banking and products, information disclosure, marketing and social benefits:

Global Finance
Best Foreign Exchange Bank-China
Best Trade Finance Bank-China

Fortune
Ranked 215th in Fortune's Global 500

The Banker
Ranked 9th among the 'Top 1,000 World Banks'

Finance Asia
Asia's Best Companies
(Best Managed Company, Best Corporate Governance, Best Dividend Policy)
Best Foreign Exchange Bank-China

Asia Money
Best Local Cash Management Bank
Best Domestic Provider for Structured Currency Products
Best Domestic Providers for Structured Interest-Rate Products

Lloyd's Register Group
Lloyd's International Ship Finance Bank Award

Trade Finance
Best Trade Finance Bank in China

Universum
2007 Ideal Employer

Basis Point
Rank 1st in domestic syndicated loan market

Sales and Marketing
Marketing Innovation Award for Chinese Enterprise

China Children and Teenagers Foundation
Institution with Greatest Passion for Children

Hexun Finance Billboard
'Award for Excellent Service in China's Banking Industry'
'Award for Excellent Marketing in China's Marketing Sector'
'Award for Wealth Management Product with Most Investment Potential in China's Banking Industry '

2006 Annual Report won

Platinum Award from LACP
Honorary Award for Annual Report of Listed Companies at US ARC awards
Honorary Award for Annual Report of Listed Companies from Hong Kong Management Association

BOCI ranked 5th among the top 10 most reliable investment banks awarded by *CEO* magazine, *People.Com* and *Sina.Com*.

BOCI China received Best Investment Bank 2007 and Best Bond Underwriter 2007 awards from the *21 Century Economic Journal*.

In 2007, BOCIM won a number of awards, including 'China's Best Risk Control Fund Management Company in 2007' and the 'Chinese Investor Education Merit Award'.

Corporate Social Responsibilities

The Bank is committed to fulfilling its social responsibilities by contributing to the community and giving to society wholeheartedly. Over the past year, it continued to provide support for a wide range of social causes.

Poverty Reduction and Disaster Relief

In 2007, the Bank increased its support to impoverished and underdeveloped areas, and supported poverty alleviation programs such as road repair, provision of drinking water, education and agricultural projects. In addition, the Bank provided aid to help reconstruction efforts following natural disasters.

Funding of Education

In 2007, the Bank continued to provide education loans to poverty-stricken students for state and local colleges and universities. A total sum of RMB8.554 billion education loans have been granted to 1,163,700 students since the Bank introduced the business. By the end of 2007, the outstanding amount of education loans provided by the Bank was RMB6.826 billion.

Support for Culture and Education

In 2007, the Bank launched its 'Participation of the Whole Nation in Olympic Publicity' programme and held exhibitions on the centennial of the Olympic Games in 100 communities in Beijing. The Bank also sponsored the Flower Exhibition in Chelsea, the UK, in 2007, displaying for the first time the art of Chinese gardening to a Western audience. The bank donated RMB2 million to the China Pavilion of World Expo. The Bank became a partner with the Water Tube (National Swimming Center) through the Beijing Joint Olympic Construction Olympic with Hong Kong, Macau, Taiwan and Overseas Chinese, for which Bank of China reduces the remittance fee charged on overseas donations via the Bank's overseas branch offices. By the end of 2007, the Committee had received donations from 350,000-odd people in 102 countries and regions totalling RMB930 million or USD130 million.

Changes in Share Capital and Shareholdings of Substantial Shareholders

Disclosure of Shareholding under A Share Regulation

Changes in Share Capital during the Reporting Period

Unit: Shares

	1 January, 2007		Increase/decrease during the reporting period					31 December, 2007	
	Number of shares	%	Issue of new shares	Bonus shares	Shares transferred from the surplus reserve	Others	Sub-total	Number of shares	%
I. Shares subject to selling restriction	**224,417,610,678**	**88.41%**	-	-	-	**(8,130,508,469)**	**(8,130,508,469)**	**216,287,102,209**	**85.21%**
1. State-owned shares	179,702,746,069	70.79%						179,702,746,069	70.79%
2. Shares held by state-owned legal persons									
3. Shares held by other domestic investors	2,162,335,469	0.85%				(876,623,469)	(876,623,469)	1,285,712,000	0.51%
Incl.:									
Shares held by domestic legal persons									
Shares held by domestic natural persons									
4. Shares held by foreign investors	42,552,529,140	16.77%				(7,253,885,000)	(7,253,885,000)	35,298,644,140	13.91%
Incl.:									
Shares held by foreign legal persons									
Shares held by foreign natural persons									
II. Shares not subject to selling restriction	**29,421,551,331**	**11.59%**	-	-	-	**8,130,508,469**	**8,130,508,469**	**37,552,059,800**	**14.79%**
1. RMB-denominated ordinary shares	4,331,170,531	1.71%				876,623,469	876,623,469	5,207,794,000	2.05%
2. Domestically listed foreign shares									
3. Overseas listed foreign shares	25,090,380,800	9.88%				7,253,885,000	7,253,885,000	32,344,265,800	12.74%
4. Others									
III. Total	**253,839,162,009**	**100.00%**	-	-	-	-	-	**253,839,162,009**	**100.00%**

Notes

1. As at 31 December 2007, the Bank had issued a total of 253,839,162,009 shares, including 177,818,910,740 A Shares and 76,020,251,269 H Shares.
2. State-owned shares include the shares held by Central SAFE Investments Limited and National Council for Social Security Fund PRC. Shares held by foreign investors include the shares held by The Royal Bank of Scotland Group plc, Temasek Holdings (Private) Limited, UBS AG and Asian Development Bank and other investors who participated in the global offering of the H shares of the Bank.
3. For the purpose of this table, the changes during the period are mainly due to expiry of the lock-up period for A Shares and H Shares which were subject to selling restrictions.
4. 1,285,712,000 A Shares with a lock-up period of 18 months which were placed to strategic investors during the A Share IPO were unfrozen on 5 January 2008 and became tradable on the Shanghai Stock Exchange on 7 January 2008 (5th and 6th January 2008 were non-trading days). Thereafter, 171,325,404,740 A Shares of the Bank are subject to selling restrictions and 6,493,506,000 A Shares of the Bank are not subject to selling restrictions.
5. Shares Subject to Selling Restriction refer to shares held by shareholders who are subject to restrictions on selling in accordance with laws, regulations and rules or commitment.

Changes in A Shares Subject to Selling Restriction

S/N	Names of shareholders	Number of shares subject to selling restriction at the year beginning	Number of shares released from restriction within 2007	Number of shares subject to selling restriction at the year end	Expiring Date of Selling Restriction	Reason for restriction
1	Central SAFE Investments Limited	171,325,404,740	0	171,325,404,740	5 July 2009	Company Commitment
2	China Life Insurance Company Limited- traditional- ordinary insurance products- 005L-CT001Shanghai	123,376,000	0	123,376,000	5 January 2008	Lock-up Period
3	China Life Insurance (Group) Company- traditional- ordinary insurance products	144,559,043	(47,157,043)	97,402,000	5 January 2008	Lock-up Period
4	Chinese People Property Insurance Company - traditional- ordinary insurance products- 008C-CT001Shanghai	90,909,000	0	90,909,000	5 January 2008	Lock-up Period
4	State Development and Investment Corporation	90,909,000	0	90,909,000	5 January 2008	Lock-up Period
4	Baosteel Group Co Ltd	90,909,000	0	90,909,000	5 January 2008	Lock-up Period
4	China Southern Power Grid Co., Ltd.	90,909,000	0	90,909,000	5 January 2008	Lock-up Period
4	China Huaneng Group Co., Ltd.	90,909,000	0	90,909,000	5 January 2008	Lock-up Period
4	China Reinsurance (Group) Company-Group level – fund owned by the Group-007G-ZY001Shanghai	90,909,000	0	90,909,000	5 January 2008	Lock-up Period
4	China National Offshore Oil Corporation	90,909,000	0	90,909,000	5 January 2008	Lock-up Period
4	Ping An Insurance (Group) Company Of China, Ltd.- traditional- ordinary insurance products	90,909,000	0	90,909,000	5 January 2008	Lock-up Period
4	Shenhua Group Corporation Limited	90,909,000	0	90,909,000	5 January 2008	Lock-up Period
4	China Aviation Industry Corporation	90,909,000	0	90,909,000	5 January 2008	Lock-up Period
4	China Aluminum Corporation	90,909,000	0	90,909,000	5 January 2008	Lock-up Period
15	China National Foreign Trade Transportation (Group) Corporation	64,935,000	0	64,935,000	5 January 2008	Lock-up Period

Note:

1. Huijin undertook that within three years of the Bank's A shares listing, it would not transfer the A shares of the Bank directly or indirectly held by itself or entrust other persons to manage the shares, nor would it allow the Bank to repurchase such shares, with the exception of those allowed to be converted into H shares following approval of the China Securities Regulatory Commission and other authorised securities approval authority of the State Council. Any withdrawal of Huijin's shares that are deposited with the China Securities Depository and Clearing Corporation Limited and the re-registration of such shares as H shares would not affect any pre-existing restrictions on the sale or transfer applicable to Huijin's shares.

2. Apart from Central SAFE Investments Limited, the other 14 shareholders in the above table are strategic investors that were placed with A shares initially offered and with a lock-up period of 18 months after the public offering.
3. On 5 January 2007, 876,623,469 A shares with a lock-up period of 6 months, which had been placed to the off-line investors were unfrozen and allowed to be tradable on the stock exchange. Please see No. 2006-005 announcement of the Bank released on 28 December 2006 for details.

Issue and Listing of Shares

The Bank successfully listed H Shares on the Hong Kong Stock Exchange on 1 June 2006, including 25,568,590,000 shares issued in the IPO and 3,835,288,000 shares issued pursuant to the exercise of the over-allotment option on 9 June 2006. The number of H Shares issued, at an offer price of HKD2.95 per share, accounted for 11.89% of the Bank's total equity after the offering. The Bank raised approximately HKD86.7 billion in the offering. Thereafter, the Bank successfully offered A Shares from 19 to 23 June 2006, at an issue price of RMB3.08 per share and was listed on Shanghai Stock Exchange on 5 July 2006. 6,493,506,000 A Shares were issued in the IPO, accounting for approximately 2.56% of the enlarged equity. Approximately RMB20 billion was raised in the offering.

The IPOs of H Shares and A Shares accounted for 14.14% of the total enlarged share capital of the Bank. After the IPOs, the issued share capital of the Bank increased to RMB253,839,162,009 or 253,839,162,009 shares.

Issue of Subordinated Bonds

Please refer to Note V.32 to the Financial Statements for details of the issue of subordinated bonds by the Bank.

Issue of RMB Bonds

The Bank issued RMB3 billion Renminbi-denominated bonds in Hong Kong in September 2007. Please refer to Note V.32 for details.

Number of Shareholders and Shareholdings

Total Number of Shareholders: 1,569,568 (including 1,290,501 A-share holders and 279,067 H-share holders)								
Top Ten Shareholders								
No.	Names of Shareholders	Shares held at year beginning	Changes in 2007	Shares held at year end	No. of shares subject to selling restriction	No. of shares not subject to selling restriction	Proportion in total share capital	Type of shareholder
1	Central SAFE Investments Limited	171,325,404,740	–	171,325,404,740	171,325,404,740	–	67.49%	State
2	HKSCC Nominees Limited	30,262,318,674	581,122,300	30,843,440,974	–	30,843,440,974	12.15%	Foreign legal person
3	RBS China Investments S.à.r.l (The Royal Bank of Scotland Group plc holds H-Shares of the Bank through its subsidiary, RBS China Investments S.à.r.l.)	20,942,736,236	–	20,942,736,236	20,942,736,236	–	8.25%	Foreign legal person
4	Fullerton Financial Holdings Pte Ltd (Temasek Holdings (Private) Limited holds H-Shares of the Bank through its subsidiary, Fullerton Financial Holdings Pte Ltd)	10,471,368,118	–	10,471,368,118	10,471,368,118	–	4.13%	Foreign legal person:
5	National Council for Social Security Fund, PRC	8,377,341,329	–	8,377,341,329	8,377,341,329	–	3.30%	State
6	UBS AG	3,377,860,684	–	3,377,860,684	3,377,860,684	–	1.33%	Foreign legal person
7	Asian Development Bank	506,679,102	–	506,679,102	506,679,102	–	0.20%	Foreign legal person
8	The Bank of Tokyo-Mitsubishi UFJ Ltd	473,052,000	–	473,052,000	–	473,052,000	0.19%	Foreign legal person
9	Wingreat International Limited	420,490,000	–	420,490,000	–	420,490,000	0.17%	Foreign legal person
10	China Life Insurance Company Limited-traditional- ordinary insurance products-005L-CT001Shanghai	150,434,100	(16,140,000)	134,294,100	123,376,000	10,918,100	0.05%	State-owned legal person

The number of shares held by H-share holders was recorded in the Register of Members as kept by the H Share Registrar of the Bank as at 31 December 2007.

The Bank is not aware of whether the shares held by the aforesaid shareholders have been pledged or frozen, nor is the Bank aware of the existence of connected relations among the above-mentioned shareholders.

Among the afore-mentioned shareholders, H shares of the Bank held by RBS China Investments S.à.r.l, Fullerton Financial Holdings Pte Ltd, National Council for Social Security Fund, PRC, UBS AG and Asian Development Bank are subject to a three-year lock-up period since their respective investment.

Top Ten Shareholders of Shares (A and H) not Subject to Selling Restriction as at 31 December 2007

No.	Name of shareholder	No. of shares not subject to selling restriction	Types of shares
1	HKSCC Nominees Limited	30,843,440,974	H
2	The Bank of Tokyo-Mitsubishi UFJ Ltd	473,052,000	H
3	Wingreat International Limited	420,490,000	H
4	Dacheng Innovative Growth Stock Investment Fund	79,770,246	A
5	Jingshun Great Wall Domestic Demand Growth No. 2 Stock Securities Investment Fund	56,099,745	A
6	Jingshun Great Wall Domestic Demand Growth Open-ended Fund	54,499,713	A
7	E Funds 50 Index Securities Investment Fund	50,099,848	A
8	Everbright Prumerica Quantitative Core Securities Investment	47,500,000	A
9	SSE 50 Trading Open-end Index Securities Investment Fund	34,057,439	A
10	Everbright Prumerica Advantages Stock Securities Investment Fund	32,780,847	A

Some of the above shareholders are managed by the same legal entity. Save for that, the Bank is not aware of any connected relations and concerted action among the above-mentioned shareholders.

Shareholdings Disclosed in Accordance with H Share Regulation

Substantial Interest in Share Capital

The register maintained by the Bank pursuant to section 336 of the Securities and Futures Ordinance, Hong Kong, ('SFO') recorded that, as at 31 December 2007, the following corporations had the following interests (as defined in the SFO) in the Bank:

Name of shareholder	Number of shares held	Type of shares	Percentage of total issued A-Shares	Percentage of total issued H-Shares	Percentage of total issued share capital	Capacity
Central SAFE Investments Limited	171,325,404,740	A	96.35%	–	67.49%	Beneficial owner
The Royal Bank of Scotland Group plc[1]	20,944,789,236	H	–	27.55%	8.25%	Attributable interest & beneficial owner
Temasek Holdings (Private) Limited[2]	10,481,591,118	H	–	13.79%	4.13%	Attributable interest
National Council for Social Security Fund	11,317,729,129	H	–	14.89%	4.46%	Beneficial owner
UBS AG	6,216,450,113 1,382,542,891 (S)[3]	H	–	8.18% 1.82%	2.45% 0.54%	Attributable interest, beneficial owner, & person having a security interest in shares

Note:

1. The Royal Bank of Scotland Group plc ('RBS Group') holds the entire issued share capital of RBS CI Limited ('RBS CI'), which in turn holds 51.61% of RBS China Investments S.à.r.l. ('RBS China'). Accordingly, RBS Group and RBS CI are deemed to have the same interests in the Bank as RBS China for the purpose of the SFO. RBS China held 20,942,736,236 H Shares of the Bank. Meanwhile, RBS Group also had an interest in a total of 2,053,000 H Shares of the Bank, which were held through other subsidiaries. According to the H Share Register of Members maintained by the H Share Registrar of the Bank as at 31 December 2007, 20,942,736,236 H Shares were registered in the name of RBS China.
2. Temasek Holdings (Private) Limited ('Temasek') holds the entire issued share capital of Fullerton Management Pte Ltd ('Fullerton Management'), which in turn holds the entire issued share capital of Fullerton Financial Holdings Pte Ltd ('Fullerton Financial'). Accordingly, Temasek and Fullerton Management are deemed to have the same interests in the Bank as Fullerton Financial for the purpose of the SFO. Fullerton Financial held 10,471,575,118 H Shares of the Bank. Meanwhile, Temasek also had an interest in a total of 10,016,000 H-Shares of the Bank, which were held through other subsidiaries. According to the H-Share Register of Members maintained by the H Share Registrar of the Bank as at 31 December 2007, 10,471,368,118 H Shares were registered in the name of Fullerton Financial.
3. 'S' denotes short positions.

All the interests stated above represented long positions except where stated otherwise. Save as disclosed above, as at 31 December 2007, no other interests or short positions were recorded in the register maintained by the Bank under section 336 of the SFO.

The Controlling Shareholders of the Bank

China SAFE Investments Limited (Huijin)

Huijin is a wholly state-owned company with limited liability. Established on 16 December 2003, the company has a registered capital of RMB372.465 billion and paid-in capital of RMB552.1166 billion. Its legal representative is Hu Xiaolian. On behalf of the State, Huijin exercises the rights and fulfills the obligations as an investor of the Bank in accordance with the policies and arrangements relating to equity investment and reform of state-owned financial institutions approved by the State Council. Huijin does not engage in other business activities.

Please refer to the *Announcement on the Matters related to the Incorporation of China Investment Corporation* published on 9 October 2007 by the Bank for details of the China Investment Corporation.

Directors, Supervisors and Senior Management

Basic Information

Name	Age	Gender	Position	Term of office
XIAO Gang	49	Male	Chairman	From August 2004 to the date of the Annual General Meeting in 2010
LI Lihui	55	Male	Vice Chairman and President	From August 2004 to the date of the Annual General Meeting in 2010
LI Zaohang	52	Male	Executive Director and Executive Vice President	From August 2004 to the date of the Annual General Meeting in 2010
ZHOU Zaiqun	55	Male	Executive Director and Executive Vice President	From February 2008 to the date of the Annual General Meeting in 2010
ZHANG Jinghua	51	Male	Non-Executive Director	From August 2004 to the date of the Annual General Meeting in 2010
HONG Zhihua	55	Female	Non-Executive Director	From August 2004 to the date of the Annual General Meeting in 2010
HUANG Haibo	55	Female	Non-Executive Director	From August 2004 to the date of the Annual General Meeting in 2010
CAI Haoyi	53	Male	Non-Executive Director	From August 2007 to the date of the Annual General Meeting in 2010
WANG Gang	54	Male	Non-Executive Director	From August 2007 to the date of the Annual General Meeting in 2010
LIN Yongze	56	Male	Non-Executive Director	From January 2008 to the date of the Annual General Meeting in 2010
Frederick Anderson GOODWIN	49	Male	Non-Executive Director	From January 2006 to January 2009
SEAH Lim Huat Peter	61	Male	Non-Executive Director	From June 2006 to June 2009
Anthony Francis NEOH	61	Male	Independent Non-Executive Director	From August 2004 to the date of the Annual General Meeting in 2010
Alberto TOGNI	69	Male	Independent Non-Executive Director	From June 2006 to June 2009
HUANG Shizhong	45	Male	Independent Non-Executive Director	From August 2007 to the date of the Annual General Meeting in 2010
HUANG Danhan	58	Female	Independent Non-Executive Director	From November 2007 to the date of the Annual General Meeting in 2010
LIU Ziqiang	59	Male	Chairman of Board of Supervisors	From August 2004 to the date of the Annual General Meeting in 2010
WANG Xueqiang	50	Male	Supervisor	From August 2004 to the date of the Annual General Meeting in 2010
LIU Wanming	49	Male	Supervisor	From August 2004 to the date of the Annual General Meeting in 2010
LI Chunyu	48	Male	Employee Supervisor	From December 2004 to December 2007
LIU Dun	44	Male	Employee Supervisor	From December 2004 to December 2007
ZHANG Yanling	56	Female	Executive Vice President	From August 2004
ZHANG Lin	51	Female	Secretary of Party Discipline Committee	From August 2004
ZHU Min	55	Male	Executive Vice President	From August 2006
WANG Yongli	43	Male	Executive Vice President	From August 2006
CHIM Wai Kin	47	Male	Chief Credit Officer	From March 2007 to March 2011
NG Peng Khian	52	Male	Chief Audit Officer	From April 2007 to April 2011
YEUNG Jason Chi Wai	53	Male	Secretary to the Board of Directors	From November 2005 to November 2008

Note:

1. Directors are elected by the Annual General Meeting with a tenure of three years. The term of office starts as of the date approved by CBRC.
2. Xiao Gang, Li Lihui, Li Zaohang, Zhang Jinghua, Hong Zhihua, Huang Haibo and Anthony Francis NEOH were re-elected at the 2006 Annual General Meeting.
3. During the reporting period, no directors, supervisors or senior management held any shares of the Bank.

Compensation for Directors, Supervisors and Senior Management in 2007

RMB: thousand

Name	Fees	Basic salaries and allowances	Including: Basic salaries	Discretionary bonuses	Contribution by the employer to compulsory insurances, housing allowance, annuities, and additional medical insurance	Total (before tax)	Whether also compensated by a controlling shareholder company or other associated companies
XIAO Gang		520	495	960	195	1,675	Yes
LI Lihui	66	516	491	949	185	1,716	Yes
HUA Qingshan	26	245	232	461	90	822	Yes
LI Zaohang	56	489	464	944	168	1,657	Yes
ZHANG Jinghua							Yes
YU Erniu							Yes
ZHU Yan							Yes
ZHANG Xinze							Yes
HONG Zhihua							Yes
HUANG Haibo							Yes
CAI Haoyi							Yes
WANG Gang							Yes
Frederick Anderson GOODWIN							No
SEAH Lim Huat Peter							No
Anthony Francis NEOH	550					550	No
William Peter COOKE	643					643	Yes
Patrick de SAINT-AIGNAN	493					493	No
Alberto TOGNI	362					362	No
HUANG Shizhong	132					132	No
HUANG Danhan	43					43	No
LIU Ziqiang		489	464	944	157	1,590	No
WANG Xueqiang		345	316	494	132	971	No
LIU Wanming		343	314	515	131	989	No
LI Chunyu		265	236	132	83	480	No
LIU Dun		230	223	289	75	594	No
ZHOU Zaiqun	56	466	441	898	169	1,589	Yes
ZHANG Yanling	61	466	441	899	175	1,601	Yes
ZHANG Lin		466	441	836	165	1,467	No
ZHU Min		466	441	889	163	1,518	No
WANG Yongli		466	441	797	171	1,434	No
CHIM Wai Kin		6,305	5,759	3,552	9	9,866	No
NG Peng Khian		1,511	1,268	1,522	9	3,042	No
YEUNG Jason Chi Wai		2,865	2,576	730	218	3,813	Yes

Note:

1. The Chairman of the Board signed the agreement to waive emoluments paid to him as a director of BOCHK in 2007.
2. Independent Non-Executive Directors receive emoluments in accordance with the Resolution of the Extraordinary Shareholders' Meeting held on 30 December 2004 and the Resolution of the 2006 Annual General Meeting. Supervisors receive compensation in accordance with the Resolution of the 2005 Second Extraordinary Shareholders' Meeting. Independent Non-Executive Directors and Supervisors' compensation is proposed by the Personnel and Compensation Committee under the Board, reviewed by the Board of Directors and approved by the Shareholders' Meeting. Senior Management members receive compensation in accordance with Measures on Senior Management's Remuneration of Bank of China. Employee Supervisors receive compensation as staff in accordance with the Staff Compensation Scheme of Bank of China. Non-executive Directors employed by corporate shareholder of the Bank do not receive compensation from the Bank and are compensated by their respective employer.
3. Discretionary bonuses to be paid to the Directors and Supervisors listed above shall be decided in the Annual General Meeting scheduled on 19 June 2008.
4. Compensations for 2007 for the Directors, Supervisors and Senior Management listed in the table above have been reviewed by the Personnel and Compensation Committee and the Board of Directors of the Bank, which shall not exceed the sum disclosed in this Report.

The Bank compensates Executive Directors, Supervisors and Senior Management members who are employed by the Bank with salaries, bonuses, benefits in kind, pensions, employer's contribution to their compulsory insurances and housing allowances. Independent Non-executive Directors receive directors' fees and allowances. Non-executive Directors are not compensated with salary or director's fees by the Bank.

In 2007, the Bank paid RMB37,047 thousand in aggregate to its Directors, Supervisors and Senior Management members, in which RMB2,295 thousand were for compulsory insurances, additional insurances and housing allowances.

Unit: RMB Thousand

Total fees and compensation	37,047
Independent Non-Executive Directors' fees and other emoluments	2,223

Compensation range	Number of persons
RMB9,000 thousand to RMB9,999 thousand (inclusive)	1
RMB4,000 thousand to RMB8,999 thousand (inclusive)	0
RMB3,000 thousand to RMB3,999 thousand (inclusive)	2
RMB2,000 thousand to RMB2,999 thousand (inclusive)	0
RMB1,000 thousand to RMB1,999 thousand (inclusive)	9
RMB100 thousand to RMB999 thousand (inclusive)	10
Below RMB99 thousand	1

Holding of Positions in Shareholder Companies by Directors, Supervisors and Senior Management

During the reporting period and save as disclosed, none of the Bank's directors, supervisors or senior management holds any position in our shareholder companies.

Working Experience and Other Positions held by Directors, Supervisors and Senior Management

Directors

CHEN Muhua, Honorary Chairwoman

has been the Honorary Chairperson of the Board of Directors since August 2004. Madam Chen is the former Vice Chairwoman of the Standing Committee of the National People's Congress of China.

XIAO Gang, Chairman

has served as Chairman of the Board of Directors since March 2003. He also served as our President from March 2003 to August 2004. From October 1996 to March 2003, Mr. Xiao served as Deputy Governor and Assistant Governor of the People's Bank of China (PBOC). During this period, he was also Director of the Fund Planning Department and the Monetary Policy Department of the PBOC, Governor of the Guangdong Branch of the PBOC and Governor of the Guangdong Branch of the State Administration of Foreign Exchange. From May 1989 to October 1996, Mr. Xiao held various positions at the PBOC, including Deputy Director, Director of the Policy Research Office, Director of the China Foreign Exchange Trading Center and Director General of the Fund and Planning Department. Mr. Xiao graduated from the Finance Department of Hunan Institute of Finance and Economics in 1981 majoring in Finance and was awarded a Master's degree in International Economic Law by Renmin University of China in 1996. Since May 2003, Mr. Xiao has been serving as Chairman of the Board of Directors of BOCHK Holdings.

LI Lihui, Vice Chairman and President

has served as Vice Chairman of the Board of Directors and our President since August 2004. From September 2002 to August 2004, Mr. Li served as Deputy Governor of Hainan Province, and from July 1994 to September 2002, Mr. Li was an Executive Vice President of Industrial and Commercial Bank of China ('ICBC'). From January 1989 to July 1994, he served in a number of positions at ICBC, including Deputy General Manager of the Fujian Branch, Chief Representative of the Singapore Representative Office and General Manager of the International Business Department. Since June 2005, Mr. Li has been serving as Chairman of Board of Directors in BOCI. Mr. Li has also served as Chairman of Bohai Industry Investment Management Ltd. since December 2006. Mr. Li graduated from the Economics Department of Xiamen University, and also holds an Economics Doctorate degree from the Guanghua School of Management at Peking University.

LI Zaohang, Executive Director and Executive Vice President

has served as an Executive Director of the Bank since August 2004. He joined our Bank in November 2000 and has served as an Executive Vice President since then. From November 1980 to November 2000, Mr. Li served in various capacities at China Construction Bank, including Branch Manager, General Manager of various departments of the Head Office and Executive Vice President. Mr. Li graduated from Nanjing Institute of Meteorology in 1978. Since June 2002, Mr. Li has been serving as a Non-Executive Director of BOCHK Holdings.

ZHOU Zaiqun, Executive Director and Executive Vice President

has served as an Executive Director of the Bank since February 2008. He is concurrently the Executive Vice President of the Bank since November 2000. Mr. Zhou also served as Executive Vice President and Director of Master Card International, Asia-Pacific since March 2004. Prior to joining the Bank, Mr. Zhou was the General Manager of the Beijing Branch of ICBC from December 1999 to November 2000 and the General Manager of the Accounting and Financial Planning Departments of the ICBC from January 1997 to December 1999. Mr. Zhou received a Master's degree from the China Northeast University of Finance and Economics in 1997. Since June 2002, Mr. Zhou has been serving as a Non-Executive Director of BOCHK Holdings.

ZHANG Jinghua, Non-Executive Director

has served as a Non-Executive Director of Bank of China Limited since August 2004. Mr. Zhang worked for the China Securities Regulatory Commission from January 1993 to August 2004 in various capacities, including Director of Listed Companies Department, Director of Market Supervision Department, Director of Fund Supervision Department, Director of International Cooperation and a member of the Planning and Development Commission. Mr. Zhang graduated from Northeast Forestry Institute in 1982 and obtained a MBA degree from the State University of New York in 1988.

HONG Zhihua, Non-Executive Director

has served as a Non-Executive Director of the Bank since August 2004. Ms. Hong previously worked for the State Administration of Foreign Exchange from January 1982 to August 2004 in various capacities, including Deputy Director General of the Policy and Regulation Department, Deputy Director General of the International Balance Department and Inspector of the General Affairs Department. Ms. Hong is a senior economist and graduated from Yunnan University with a Bachelor's degree in Chinese Literature in 1982.

HUANG Haibo, Non-Executive Director

has served as a Non-Executive Director of the Bank since August 2004. Ms. Huang worked for the PBOC from August 1977 to August 2004 in various capacities, including Deputy Director General of the Treasury Bureau. Ms. Huang graduated from the Accounting Department, Shanxi Finance University. She is a senior accountant and Certified Public Accountant of the Chinese Institute of Certified Public Accountants.

CAI Haoyi, Non-Executive Director

has served as a Non-Executive Director of the Bank since August 2007. Mr. Cai worked in several positions in the People's Bank of China ('PBOC') from 1986 to 2007, including Deputy Director of the Graduate School of the PBOC, Deputy Director of Research Institute of Finance and Banking, Deputy Director of the Research Bureau, General Secretary of the Monetary Policy Committee and Deputy Director of the Monetary Policy Department. Mr. Cai has the professional title of research fellow, and currently serves as the tutor for postgraduate students of Financial Research Institute of the PBOC, the tutor for doctorial students of the China University of International Business and Economics, and a member of China Society for Finance and Banking. He graduated from Economics Department of Peking University in 1983 with the bachelor's degree in economics. In 1986, he graduated from the Graduate School of the PBOC with the master's degree in economics. In 1995, he continued the doctoral degree program of economics in the Graduate School of the PBOC and got his Ph.D. in 2001.

WANG Gang, Non-Executive Director

has served as a Non-Executive Director since August 2007. Mr. Wang worked in several positions in the Ministry of Finance from 1989 to 2007, including official and Deputy Director of Income Tax Division, Tax Policy Division and International Tax Division, Director of Turnover Tax Division of Tax Policy Department, and Deputy Inspector of Tax Policy Department. Mr. Wang graduated from Finance Department of Central University of Finance and Economics in 1983, majoring in Finance. He received a master's degree in economics from the Tax Department of Central University of Finance and Economics in 1988 and another master's degree in taxation from the Department of Business Administration and Public Management of George Washington University of the United States of America in 1998.

LIN Yongze, Non-Executive Director

has served as a Non-Executive Director since January 2008. Mr. Lin worked in several positions in the Ministry of Finance from 1986 to July 2007, including Deputy Director and Director of the Agricultural Finance Department, Agricultural Taxation Department and Tax Policy Department, researcher of Tax System and Rule Department and Tax Policy Department, member of the Rural Tax and Fee Reform Working Group Office of the State Council, Deputy Director of Tax Policy Department, Deputy Director of Xinjiang Finance Department, and Deputy Inspector of Tariff Policy Department. Mr. Lin graduated from Zhongshan University in 1976 with a bachelor's degree.

Sir Frederick Anderson GOODWIN, Non-Executive Director

has served as a Non-Executive Director of the Bank since January 2006. Sir Fred Goodwin is the Group Chief Executive of the RBS. Prior to joining RBS Group in 1998, he served as the Chief Executive of Clydesdale Bank Plc from 1995 to 1998 and was a partner of Touche Ross from 1988 to 1995. Sir Fred Goodwin currently is also the Chairman of the Prince's Trust. Sir Fred Goodwin graduated from University of Glasgow with a Bachelor's degree in Law in 1979. RBS China, one of our strategic investors, is a subsidiary of RBS Group. Since August 1998, Sir Fred Goodwin has served as a Director of RBS Group, the holding company of one of the world's largest banking and financial services groups with its primary listing on the London Stock Exchange.

SEAH Lim Huat Peter, Non-Executive Director

has served as a Non-Executive Director of Bank of China Limited since June 2006. Mr. Seah is currently a member of the Temasek Advisory Panel of Temasek Holdings (Pte.) Ltd. Mr. Seah served as president and chief executive officer of Singapore Technologies Pte. Ltd. from 2001 to 2004. Prior to that, Mr. Seah built up his career in the banking industry over a 32-year period. Mr. Seah held various key positions at Singapore's Overseas Union Bank Limited, including as chief executive officer from 1991 to 2001. He was executive director and chief executive of international Bank of Singapore Ltd.

from 1985 to 1991. Mr. Seah graduated from the University of Singapore in 1968 with a Bachelor's degree (Honours) in business administration. Mr. Seah is also a director of Capitaland Limited since 2001, Chartered Semiconductor Manufacturing Ltd. since 2002, SembCorp Industries Ltd since 1998, Siam Commercial Bank Public Company Limited since 1999, Star Hub Ltd. since 2002, Global Crossing Limited since 2003, Singapore Computer Systems Limited since 2005, Stats ChipPAC Ltd. since 2002, and PT Indosat Tbk since 2004, all of which are companies listed on the securities exchanges of Singapore, Thailand, Indonesia and/or the United States.

Anthony Francis NEOH, Independent Non-Executive Director

has served as an Independent Non-Executive Director of the Bank since August 2004. Mr. Neoh currently serves as a member of the International Consultation Committee of CSRC and member of the Basic Law Committee of the Hong Kong Special Administrative Region under the Standing Committee of the National People's Congress. Mr. Neoh previously served as Chief Advisor to the CSRC, Chairman of the Hong Kong Securities and Futures Commission, a member of the Hong Kong Stock Exchange Council and its Listing Committee, Deputy Judge of the Hong Kong High Court, and Administrative officer of the Hong Kong Government. From 1996 to 1998, Mr. Neoh was Chairman of the Technical Committee of the International Organisation of Securities Commissions. Mr. Neoh was appointed as Queen's Counsel (currently retitled to as Senior Counsel) in Hong Kong in 1990. Mr. Neoh graduated from the University of London with an honours degree in Law in 1976. Mr. Neoh is a barrister of England and Wales and admitted to the State Bar of California. Mr. Neoh was a Non-Executive Director of Global Digital Creations Holdings Limited from November 2002 to December 2005, and an independent Non-Executive Director of the Link Management Limited, the manager of the Link Real Estate Investment Trust, from September 2004 to March 2006. Since November 2004, Mr. Neoh has been serving as an independent Non-Executive Director of China Shenhua Energy Co., Limited. The shares of the Global Digital Creations Holdings Limited are listed on the Growth Enterprise Market of the Hong Kong Stock Exchange, and the units and shares of the Link Real Estate Investment Trust and China Shenhua Energy Company Limited, respectively, are listed on the Main Board of the Hong Kong Stock Exchange.

Alberto TOGNI, Independent Non-Executive Director

has served as an Independent Non-Executive Director of the Bank since June 2006. Mr. Togni joined Swiss Bank Corporation, a predecessor of UBS AG in 1959 and after the merger between Swiss Bank Corporation and Union Bank of Switzerland in 1998, continued in UBS AG's employment until his retirement

in April 2005. During his 46-year career with Swiss Bank Corporation and (after 1998) UBS AG, Mr. Togni served in various capacities. From 1998 to 2005, he was executive vice chairman of UBS AG overseeing the risk profile of the group. From 1994 to 1997, he was group chief credit officer and group chief risk officer at Swiss Bank Corporation. Prior to 1994, he held various positions at Swiss Bank Corporation in charge of the bank's worldwide credit portfolio. Mr. Togni held a banking certificate from the Swiss Business School. He graduated in 1965 from the New York Institute of Finance with a degree in investment analysis.

HUANG Shizhong, Independent Non-Executive Director

has served as an Independent Non-Executive Director since August 2007. Mr. Huang currently serves as vice president of Xiamen National Accounting Institute and professor of Accounting Department of Xiamen University. Mr. Huang graduated in 1986 from Dalhousie University in Canada with a MBA degree, and received his Ph.D degree of Economics (with accounting focus) in 1993 from Xiamen University. He has served as managing partner of Pan-China Xiamen CPA firm, deputy dean of the management school of Xiamen University. Currently, Mr. Huang also serves as a member of the Education Steering Committee of the National Master Program of Professional Accounting, adviser to the Accounting Standards Committee of the Ministry of Finance, member of standing committee of the Chinese Accounting Association, member of the Auditing Standards Committee of The Chinese Institute of Certified Public Accountants. He serves as independent Non-Executive Director in Xiamen International Airport Group Co., Ltd., Xiamen International Port Co., Ltd. (listed on The Stock Exchange of Hong Kong Limited), Xiamen Tungsten Co., Ltd and Penghua Fund Management Co., Ltd.

HUANG Danhan, Independent Non-Executive Director

has served as an Independent Non-Executive Director since November 2007. Mdm. Huang currently serves as Senior Advisor of EU-China Trade Project in trade in services, and is a Partner of Sinobridge PRC Lawyers. Mdm. Huang graduated from Robert Schuman University of Strasbourg, France with a State Doctor's degree in Law in 1987, being the first PRC scholar who received such degree in France in the field of social sciences. Since returning to China, Mdm. Huang has served successively as government official in MOFTEC (now Ministry of Commerce), university professor, private practice lawyer and Chief Legal Officer for major Chinese state-owned trading companies and financial institutions, including General Manager of Legal Department, China Construction Bank (August 1999 – March 2001), and General Counsel, China Galaxy Securities Company Limited (April 2001 – September 2004). Mdm. Huang also served as a member of the First Session of the Public Offering Examination and Approval Commission under the China Securities Regulatory Commission (1993 – 1995). Mdm. Huang has been serving as a PRC Director

of West African Development Bank since September 2007 and her term of office will expire in August 2009.

Supervisors

LIU Ziqiang, Chairman of Board of Supervisors

has served as Chairman of our Board of Supervisors since August 2004. Mr. Liu was Chairman of the Board of Supervisors of the Bank before the corporate restructuring of the Bank from July 2003 to August 2004. He was Chairman of the Board of Supervisors of the Agricultural Development Bank of China from June 2000 to July 2003, and Vice President of the China Construction Bank from April 1997 to June 2000 and head of Planning Department of China Construction Bank from February 1995 to April 1997. From November 1986 to May 1994, Mr. Liu held various positions in financial institutions in Shenzhen, including as Chief of the Shenzhen Development Bank Preparation Team, Deputy General Manager of Shenzhen Agricultural Bank, and Acting President, Board Chairman and General Manager of Shenzhen Development Bank. Mr. Liu received a Master's degree in Economics from the Graduate School of PBOC in 1984.

WANG Xueqiang, Supervisor

has been a Director-General Supervisor of the Bank since August 2004. Mr. Wang served as a Director-General Supervisor of the Bank before its corporate restructuring from July 2003 to August 2004. From October 2001 to July 2003, Mr. Wang served as a Deputy Director-General Supervisor designated directly by the State Council at the Agricultural Development Bank of China. Mr. Wang worked for MOF and the Central Financial Working Commission from April 1985 to October 2001. Mr. Wang obtained two Bachelor's degrees from China Central University of Finance and Economics in 1996 and from Renmin University of China in 1998. Mr. Wang is a Certified Public Accountant qualified by the Chinese Institute of Certified Public Accountants.

LIU Wanming, Supervisor

has been a Deputy Director-General Supervisor of the Bank since August 2004. From November 2001 to August 2004, designated directly by the State Council, he served as a Director Supervisor and a Deputy Director-General Supervisor at Bank of Communications. From August 1984 to November 2001, Mr. Liu worked with the National Audit Office, the Agricultural Development Bank of China and the Central Financial Working Commission. Mr. Liu received a Bachelor's degree in Economics from Jiangxi University of Finance in 1984.

LI Chunyu, Employee Supervisor

has served as an Employee Supervisor of the Bank since December 2004. Since August 2000 Mr. Li has served as Chairman of the Labour Union of the Bank's Head Office. From 1992 to July 2000, he worked for the Human Resources Department of the Bank. Mr. Li holds a secondary college diploma.

LIU Dun, Employee Supervisor
has served as an Employee Supervisor of the Bank since December 2004. Since 1991, Mr. Liu has worked in Shandong Branch and Fujian Branch of the Bank. He is currently the Chief Audit Officer of the Bank's Fujian Branch. Mr. Liu received a Master's degree in Economics from the University of Science and Technology of China in 1991.

Senior Management

LI Lihui, Vice Chairman and President

Please refer to the 'Directors'

LI Zaohang, Executive Director and Executive Vice President

Please refer to the 'Directors'

ZHOU Zaiqun, Executive Director and Executive Vice President

Please refer to the 'Directors'

ZHANG Yanling, Executive Vice President

has served as an Executive Vice President of the Bank since March 2002. Ms Zhang joined the Bank in 1977. From October 2000 to March 2002, she was an Executive Assistant President of the Bank. From April 1997 to August 2002, Ms Zhang successively served as General Manager of Banking Department, General Manager of Milan Branch and General Manager of Legal Affairs Department. Ms Zhang has also served as Vice Chairperson of the International Chamber of Commerce Banking Commission since July 2003. Ms Zhang graduated from Liaoning University in 1977 and received a Master's degree from Wuhan University in 1999. Since June 2002, Ms Zhang has been serving as a Non-Executive Director of BOCHK Holdings. Since September 2003, Ms Zhang has been in succession serving as Chairwoman and Vice Chairwoman of the Board of Directors in BOCI.

ZHANG Lin, Secretary of Party Discipline Committee

has served as Secretary of Party Discipline Committee of the Bank since August 2004. Prior to joining the Bank, Ms Zhang held various positions in the Export and Import Bank of China, including Assistant President from June 2002 to August 2004 and Deputy Director General and Director General of its Personnel Education Department from August 1998 to July 2002. Majoring in Economics and Political Sciences, Ms Zhang graduated from the Party School of the Inner Mongolian Autonomous Region's Communist Party Committee in 1983.

ZHU Min, Executive Vice President

has served as Executive Vice President of the Bank since August 2006. Mr. Zhu joined the Bank in 1996 and served as Executive Assistant President of the China since November 2003 to August 2006. Mr. Zhu sequentially served as General Manager of the Institution of International Finance, Chief of the BOCHK Restructuring and Listing Office for BOCHK IPO, and then General Manager of BOC Restructuring and Listing Office for BOC IPO. He also served as General Manager of the Board Secretariat of the BOCHK. Mr. Zhu graduated from Fudan University with a Bachelor's degree in 1982. He also obtained a Master's Degree from Princeton University and a Ph.D. degree from Johns Hopkins University.

WANG Yongli, Executive Vice President

has served as Executive Vice President of the Bank since August 2006. Mr. Wang joined the Bank in 1989 and served as Executive Assistant President of the Bank since November 2003 to August 2006. From April 1999 to January 2004, Mr. Wang held various positions in the Bank, including General Manager of Asset-Liability Management Department, Acting Deputy General Manager and General Manager of the Fujian Branch, General Manager of the Hebei Branch. Mr. Wang graduated from Renmin University of China and received a Master's degree in 1987. He also obtained a Doctor's degree from Xiamen University in 2005.

CHIM Wai Kin, Chief Credit Officer

has served as Chief Credit Officer of the Bank since March 2007.Prior to joining our bank, Mr. Chim held various positions in Standard Chartered Bank, Bankers Trust Company and Deutsche Bank. During working with Deutsche Bank, Mr. Chim served as the Managing Director and Chief Credit Officer (Non Japan Asia). Mr. Chim graduated from Chinese University of Hong Kong with a Bachelor of Science in 1983, and obtained a MBA from Indiana State University, United States in 1985.

NG Peng Khian, Chief Audit Officer

has served as Chief Audit Officer since April 2007. Prior to joining the Bank, Mr. NG worked in Singapore DBS Bank as the Managing Director and Chief Internal Auditor, and served as the Senior Vice President and Head of Internal Audit in CISCO Security Pte Ltd. Mr. Ng graduated from Nanyang University, Singapore, with a Bachelor of Science in 1980. Mr. Ng has the qualifications of Certified Internal Auditor and Certified Information Systems Auditor.

YEUNG Jason Chi Wai, Secretary to the Board of Directors

was appointed as the Board and Company Secretary of the Bank in November 2005. Mr. Yeung is also the Board and Company Secretary of BOCHK Holdings and BOCHK. Prior to joining BOCHK, Mr. Yeung was the General Counsel and a Director of China Everbright Limited and, before that, a partner of Woo, Kwan, Lee & Lo. He has also served at the Securities and Futures Commission in Hong Kong as a Corporate Finance Manager. Mr. Yeung graduated from the University of Hong Kong with a Bachelor's degree in Social Sciences in 1978. He also graduated from the College of Law, UK in 1985 and further obtained a Bachelor's degree in Law from the University of Western Ontario, Canada in 1991 and a MBA from the Richard Ivey Business School, University of Western Ontario, Canada in 2001.

Changes in Directors, Supervisors and Senior Management

The Board of the Bank held an election on Directors during the reporting period. New directors were elected to the Board:

1. Mr. CAI Haoyi started to serve as non-executive director as of 23 August 2007.
2. Mr. WANG Gang started to serve as non-executive director as of 23 August 2007.
3. Mr. HUANG Shizhong started to serve as independent non-executive director as of 23 August 2007.
4. Ms. HUANG Danhan started to serve as independent non-executive director as of 16 November 2007.
5. Mr. LIN Yongze started to serve as non-executive director as of 22 January 2008.
6. Mr. ZHOU Zaiqun started to serve as executive director as of 3 February 2008.

The following directors ceased to be the Directors of the Bank:

1. Mr. HUA Qingshan ceased to be a director as of 15 June 2007.
2. Mr. YU Erniu ceased to be a director as of 23 August 2007.
3. Ms. ZHU Yan ceased to be a director as of 23 August 2007.
4. Mr. ZHANG Xinze ceased to be a director as of 23 August 2007.
5. Mr. William Peter COOKE ceased to be a director as of 16 November 2007.
6. Mr. Patrick de SAINT-AIGNAN ceased to be a director as of 14 January 2008.

There has been no change in the Bank's Supervisors during the reporting period.

During the reporting period, changes in the Bank's Senior Management are as follows:

1. The Bank appointed Mr. CHIM Wai Kin as Chief Credit Officer in March 2007 and Mr. NG Peng Khian as Chief Audit Officer in April 2007 through global recruitment.

2. Executive Vice President HUA Qingshan resigned on 15 June 2007 for new job appointment.

Corporate Governance

In 2007, in compliance with PRC Company Law, PRC Commercial Banking Law and regulatory requirements promulgated by regulatory authorities, and based on its actual experience, the Bank promoted sound corporate governance and the improvement of its corporate governance framework as a modern joint-stock company, which is composed of the Shareholders' Meeting, the Board of Directors, the Board of Supervisors and Senior Management. This was effected by continuously updating regulatory documents concerning corporate governance and optimising the structure of the Board of Directors throughout the year. By following the responsibilities set forth in the Articles, all parties functioned independently in compliance with the relevant laws and exercised their rights and obligations respectively.

During the reporting period, the Bank amended the Articles of Association, the Procedural Rules for Shareholders' Meeting, the Procedural Rules for Board of Directors and the Procedural Rules for Board of Supervisors, held the 2006 Annual General Meeting of Shareholders and 2007 First Extraordinary Shareholders' Meeting, and completed the re-election of directors and adjustment of the members of special committees under the Board of Directors. In order to receive the supervision of investors and the general public on the Bank's corporate governance and foster healthy interaction with them, the Bank applied for and successfully joined the 'SSE Corporate Governance Sector' during the reporting period.

The Bank has adopted measures to enable it to observe the Code on Corporate Governance Practices (the 'Code') as set out in Appendix 14 of the Hong Kong Listing Rules which were effective as of 1 January 2008. The Bank has complied with the Code provisions and has substantially complied with most of the recommended best practices set out in the Code. The Bank also observes the laws and regulations of the places where it has business operations as well as the various provisions and guidelines of regulatory authorities.

Corporate Governance Framework

The Bank's corporate governance framework is shown below:


Office of Board of Supervisors
Board Secretariat
Corporate Banking Committee
Personal Banking Committee
Financial Markets Committee
Operation Service Committee
Internal Control Committee
Security Investment Management Committee
Asset Disposal Committee
Procurement Review Committee
Anti-money Laundering Committee
Senior Management
(Group Executive Committee)
Audit Dept.

Shareholders and Shareholders' Meeting

The Shareholders' Meeting is the highest authority within the Bank. The Bank establishes an effective channel for communicating with shareholders to ensure that all shareholders are treated equally, are properly informed and are able to participate in and exercise their voting and other rights on major issues of the Bank. The Bank has independence and complete autonomy in its business operations, and operates independently and separately from its controlling shareholder – China SAFE Investments Limited in business, personnel, asset, institutional and financial matters.

During the reporting period, the Bank held the first Annual General Meeting of Shareholders after the IPO on 14 June 2007. The Annual General Meeting was convened and held in strict compliance with the listing rules of Shanghai and Hong Kong. The voting shares held by the A-Share and H-Share Holders, as well as their authorised proxies who attended the Annual General Meeting, accounted for 86% of the total shares of the Bank. All the directors and supervisors together with certain management personnel attended the meeting and responded to the inquiries of shareholders. The meeting considered and approved such proposals as the 2006 annual financial report, the profit distribution plan for the year 2006, the re-appointment of the accounting firms, and the election and re-election of directors and supervisors, among other matters. Two proposals were also passed during the meeting, i.e. the amendment to the Articles of Association of the Bank and the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB3 billion by means of special resolutions.

The Bank held its 2007 First Extraordinary Shareholders' Meeting on 24 December 2007, during which it considered and adopted the proposal for election of Mr. Zhou Zaiqun as Executive Director of the Bank. The voting shares held by the A-Share and H-Share Holders and their authorised proxies present at the meeting accounted for 87% of the total shares of the Bank.

In 2007, the Bank published the resolutions and the legal opinions of the Annual General Meeting of Shareholders and the Extraordinary Shareholders' Meeting in the media designated by the Bank for information disclosure and on its website on 15 June and 25 December, respectively.

Implementation of the resolutions of the Shareholders' Meeting by the Board of Directors

The Board of Directors earnestly and fully implemented the resolutions adopted by the Annual General Meeting of Shareholders and the Extraordinary Shareholders' Meeting during the reporting period.

Directors and the Board of Directors

Being responsible for the Shareholders' Meeting, the Board of Directors is the Bank's decision-making body. In 2007, the Bank re-elected members of the Board of Directors, which currently comprises 16 members. Other than the Chairman, there are three Executive Directors, eight Non-Executive Directors and four Independent Non-Executive Directors. For a detailed background on and changes in the Board members, please refer to the section 'Directors, Supervisors and Senior Management' in this annual report.

The Board of Directors has set up the Strategic Development Committee, Audit Committee, Risk Policy Committee, Personnel and Remuneration Committee, and Connected Transactions Control Committee, which assist the Board in performing its functions. The positions of the Chairman and the President are assumed by two persons, respectively, in order to avoid undue concentration of authority.

Mr. Xiao Gang, Chairman of the Bank, also serves as the Chairman of BOCHK Holdings, and Executive Directors Messrs Li Zaohang and Zhou Zaiqun also serve as non-executive directors of BOCHK Holdings.

The Bank renewed the Directors and Officers liability insurance in 2007 for members of the Board to provide protection against claims arising from the lawful discharge of duties on the part of the Directors.

In 2007 the Board of Directors held seven meetings (including one extraordinary meeting) respectively on 9 February, 22 March, 27 April, 14 June, 23 August, 30 October and 13 December, and passed seven written resolutions. The resolutions relate mainly to the Bank's financial budget, regular reports, profit distribution plan, amendment to the Articles of Association, amendment to the Procedural Rules for Shareholders' Meeting and the Procedural Rules for Board of Directors, Corporate Governance Self-Inspection Report and Rectification Plan, the Audit Charter, appointment of external auditors, remuneration management measures and performance targets for senior management, performance evaluation and distribution of bonuses for senior management, appointment of directors, revision of the Information Disclosure Policy of the Bank, market risk limits, and the issue of RMB-denominated bonds in Hong Kong for an amount not exceeding RMB 3 billion. The Board also reviewed the self-evaluation of internal control, the management report rendered by the external auditors and the response of the Management, improvement of the securities investment decision-making mechanism, and the progress report on the implementation of the IT blueprint.

The average attendance rate of the board meetings reached 97% for the year 2007. The attendance rate of each director is shown below:

Director	Number of Board Meetings Attended[1]	**Attendance Rate**
XIAO Gang	Attended 7 out of a total of 7 meetings	100%
LI Lihui	Attended 7 out of a total of 7 meetings	100%
HUA Qingshan[2]	Attended 4 out of a total of 4 meetings	100%
LI Zaohang	Attended 7 out of a total of 7 meetings	100%
ZHANG Jinghua	Attended 7 out of a total of 7 meetings	100%
YU Erniu[2]	Attended 4 out of a total of 4 meetings	100%
ZHU Yan[2]	Attended 4 out of a total of 4 meetings	100%
ZHANG Xinze[2]	Attended 4 out of a total of 4 meetings	100%
HONG Zhihua	Attended 7 out of a total of 7 meetings	100%
HUANG Haibo	Attended 7 out of a total of 7 meetings	100%
CAI Haoyi[2]	Attended 3 out of a total of 3 meetings	100%
WANG Gang[2]	Attended 3 out of a total of 3 meetings	100%
Frederick Anderson GOODWIN[3]	Attended 4 out of a total of 7 meetings	57%
SEAH Lim Huat Peter	Attended 7 out of a total of 7 meetings	100%
Anthony Francis NEOH[4]	Attended 6 out of a total of 7 meetings	86%
William Peter COOKE[2]	Attended 6 out of a total of 6 meetings	100%
Patrick de SAINT-AIGNAN[2]	Attended 7 out of a total of 7 meetings	100%
Alberto TOGNI	Attended 7 out of a total of 7 meetings	100%
HUANG Shizhong[2]	Attended 3 out of a total of 3 meetings	100%
HUANG Danhan[2]	Attended 1 out of a total of 1 meeting	100%

Notes:

1. 'Number of board meetings attended' means the number of meetings that a director actually attends out of the number a director is required to attend during the reporting period.
2. For the commencement and termination of the directors' terms of office, please refer to the section 'Changes in Directors, Supervisors and Senior Management'.
3. Non-Executive Director Sir Frederick Anderson Goodwin was unable to personally attend the board meetings held on 27 April, 30 October and 13 December. He entrusted another director to attend and exercise the voting right on his behalf at these meetings.
4. Independent Non-Executive Director Anthony Francis Neoh was unable to personally attend the board meeting held on 27 April. He entrusted another director to attend and exercise the voting right on his behalf at the meeting.

The Strategic Development Committee

The Strategic Development Committee comprises 11 members, including the Chairman of the Board, one executive director, eight non-executive directors and one independent non-executive director. Mr. Xiao Gang serves as committee chairman. Committee members include Li Lihui, Zhang Jinghua, Hong Zhihua, Huang Haibo, Cai Haoyi, Wang Gang, Lin Yongze[1], Frederick Anderson Goodwin, Seah Lim Huat Peter and Alberto Togni. The committee is mainly responsible for:

- Reviewing the strategic development plan submitted by the management;
- Assessing external factors relevant to the Bank's strategy and its implementation;
- Reviewing the annual budget, strategic capital allocation (capital structure, capital adequacy ratio and risk-return balance policy) and asset and liability management objective;
- Coordinating the overall development strategy for various financial business lines;
- Coordinating the development strategies of domestic and overseas branches and subsidiaries, and making decisions on incorporation, dissolution and capital increase/decrease of domestic and overseas branches and subsidiaries within its authorisation;
- Reviewing the Bank's major investment and financing plans;
- Reviewing the Bank's merger and acquisition plans;
- Reviewing the Bank's major institutional restructuring and adjustment plans; and
- Reviewing the Bank's IT development plan and other special strategic development plans.

The Strategic Development Committee held six meetings (including two extraordinary meetings) in 2007. At these meetings, the Committee reviewed proposals covering the Bank's profit distribution for 2006 and related matters; Strategic Risk Management Policy of the Bank of China; the report on the capital increase to BOCG Insurance Co., Ltd; the business plan and financial budget for 2008; and the Procedural Rules of the Strategic Development Committee of the Board of Directors (revised).

The average attendance rate of the meetings of the Strategic Development Committee reached 92%, and the attendance rates of the relevant directors are shown as below:

Director	**Number of Committee Meetings Attended**[2]	**Attendance Rate**
XIAO Gang	Attended 6 out of a total of 6 meetings	100%
LI Lihui	Attended 6 out of a total of 6 meetings	100%
ZHANG Jinghua	Attended 6 out of a total of 6 meetings	100%
YU Erniu	Attended 5 out of a total of 5 meetings	100%
ZHU Yan	Attended 4 out of a total of 5 meetings	80%
ZHANG Xinze	Attended 5 out of a total of 5 meetings	100%
HONG Zhihua	Attended 6 out of a total of 6 meetings	100%
HUANG Haibo	Attended 6 out of a total of 6 meetings	100%
CAI Haoyi	Attended 1 out of a total of 1 meeting	100%
WANG Gang	Attended 1 out of a total of 1 meeting	100%
Frederick Anderson GOODWIN	Attended 4 out of a total of 6 meetings	66.67%
SEAH Lim Huat Peter	Attended 4 out of a total of 6 meetings	66.67%
Alberto TOGNI	Attended 5 out of a total of 6 meetings	83.33%

Notes:

1. Mr. Lin Yongze started to serve as non-executive director of the Bank and member of the Strategic Development Committee on 22 January 2008.
2. 'Number of committee meetings attended' means the number of meetings that a committee member actually attends out of the number a committee member is required to attend during the reporting period.

The Audit Committee

The Audit Committee comprises seven members, including three non-executive directors and four independent non-executive directors. Mr. Huang Shizhong began to serve as the committee chairman as of 13 December 2007 in succession to Patrick de Saint-Aignan. Committee members include Huang Haibo, Wang Gang, Seah Lim Huat Peter, Anthony Francis Neoh, Alberto Togni and Huang Danhan. The committee is mainly responsible for:

- Recommending the replacement/appointment of and the fees paid to the external auditors and assessing their performance and independence;
- Reviewing the external auditors' audit report, internal control report and audit plan;
- Reviewing the financial reports, other financial disclosure, and significant accounting and auditing policies and regulations;
- Approving the Internal Audit Charter, overseeing and providing guidance to the organisational restructuring, promoting vertical management to ensure the independence of the audit, approving the plan and the budget of the internal audit and evaluating its performance;
- Appraising the performance of the Chief Audit Officer;
- Overseeing the Bank's internal controls and consistently tracking the progress in the rectification of issues raised by the external auditors, reviewing major internal audit findings, management's feedback and rectification plans, and discussing the adequacy of internal control with the Chief Audit Officer and the external auditors; and
- Promoting self-evaluation of internal control and compliance with relevant disclosure requirements of the stock exchanges.

The Audit Committee held six meetings in 2007, mainly to review regular reports and the dividends distribution plan, the adoption of new accounting policies and estimates by the Bank in accordance with the requirements of Chinese Accounting Standards (2006), disclosure of auditing discoveries issued by the National Audit Office, the Audit Charter, Procedural Rules of the Audit Committee of the Board of Directors (revised), policy and procedures for selection, rotation and dismissal of external auditors, the implementation plan for internal control evaluation in 2007, suggestions put forward by the external auditors and the management's response, implementation of the case rectification plan, audit scope, plan and proposed audit fee of external auditors in 2008, the summary of audit work and budget implementation in 2007, and the highlights and budget of the audit in 2008.

The average attendance rate of the meetings of the Audit Committee was 95%. The attendance rates of the relevant directors are shown below:

Director	Number of Committee Meetings Attended[1]	Attendance Rate
Patrick de SAINT-AIGNAN	Attended 6 out of a total of 6 meetings	100%
HUANG Shizhong	Attended 2 out of a total of 2 meeting	100%
ZHU Yan	Attended 3 out of a total of 4 meetings	75%
HUANG Haibo	Attended 6 out of a total of 6 meetings	100%
WANG Gang	Attended 2 out of a total of 2 meetings	100%
SEAH Lim Huat Peter	Attended 6 out of a total of 6 meetings	100%
Anthony Francis NEOH	Attended 6 out of a total of 6 meetings	100%
William Peter COOKE	Attended 5 out of a total of 5 meetings	100%
Alberto TOGNI	Attended 6 out of a total of 6 meetings	100%
HUANG Danhan	Attended 1 out of a total of 1 meeting	100%

Note
1. Number of committee meetings attended' means the number of meetings that a committee member actually attends out of the number a committee member is required to attend during the reporting period.

The Audit Committee established the working rules in accordance with the Notice for Listed Companies on Preparing 2007 Annual Reports and Relevant Issues published by CSRC. In line with the working rules, the Audit Committee reviewed the un-audited financial statements, and exchanged note with the Management and external auditor on two occasions in January and February 2008 on accounting policies, accounting estimates and adjustments to key financial figures. It reviewed again the financial statements of the Bank after the external auditor issued its preliminary opinions, and made separate communication with the Management and the external auditor before issuing the opinion in writing. It approved the financial statements at its first meeting of 2008 by voting, submitted the resolution to the Board for approval.

During reviewing the financial statements of 2007, the Audit Committee understood, the risk areas of the Bank, such as the sub-prime investment and loan impairment in details with a focus on the provisioning for impaired assets and corresponding disclosures.

The Audit Committee has reviewed the 2007 Annual Report of the Bank. The Bank's external auditor, PricewaterhouseCoopers Zhong Tian CPAs Limited Company has audited the financial statements of the Bank prepared in accordance with CAS and PricewaterhouseCoopers Hong Kong has audited the financial statements of the Bank prepared in accordance with IFRS. Both firms have issued unqualified audit opinions. The Audit Committee held discussions on matters relating to the accounting standards and practices adopted in the financial statements, internal control and the financial reporting.

The Audit Committee has established policies of selection, rotation and dismissal of external auditors with a view to ensuring independency of the appointment ofexternal auditors. After appraising the external auditors' performances in 2007, the Audit Committee has proposed to the Board to re-appoint PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the domestic auditor and PricewaterhouseCoopers Hong Kong as the international auditor for 2008.

The Group has established an internal control assessment mechanism and launched internal control self-assessments in 2006 and 2007. The self-assessment covered all the identified key areas and some less significant areas of internal control in the Bank's operation and management, including financial control, operation control, compliance control and risk management. The management has reported the results of the internal control assessment to the Audit Committee and the Board.

The Risk Policy Committee

The Risk Policy Committee comprises six members, including one executive director, two non-executive directors and three independent non-executive directors. Mr. Anthony Francis Neoh acts as the committee chairman. Committee members include Zhou Zaiqun[1], Zhang Jinghua, Lin Yongze[2], Alberto Togni and Huang Shizhong. The committee is mainly responsible for:

- Reviewing risk management strategy, major risk management policies, procedures and systems, and providing suggestions to the Board of Directors;
- Reviewing the Bank's major risk activities, and exercising its veto power in a reasonable manner over any transaction that will or may lead to potential debts and/or market risk to the Bank in excess of the single transaction risk limit or the accumulated transaction risk limit approved by the Risk Policy Committee or the Board of Directors;
- Monitoring the implementation of the Bank's risk management strategies, policies and procedures, and providing suggestions to the Board of Directors; and
- Reviewing the Bank's risk management, regularly assessing the performance of duties of risk management and internal control by the Management, functional departments and institutions, regularly hearing the reports of the departments above and putting forward requirements for improvement.

The Risk Policy Committee held six meetings (including one extraordinary meeting) in 2007. At these meetings, the committee reviewed proposals including the Market Risk Management Policy of Bank of China Limited (revised), the Overall Planning of Basel II Implementation of Bank of China, the market risk limit of Bank of China for 2007, adjustment to the President's credit approval authority delegated by the Board of Directors, establishment of an *ad hoc* approval team under the Risk Policy Committee and credit proposals for amounts beyond approval authority of the Management,Bank of China Limited Security Investment Policy and Administrative Measures on Provisioning for Liabilities in respect of Off-Balance-Sheet Credit Operations of Bank of China Limited. In addition, Bank of China Limited Valuation and Price Verification of Financial Instruments (Treasury Products) Policy (2007) had also been reviewed. Meanwhile, in accordance with the need for business development and market change, the securities investment mechanism of the Bank was hereby reviewed and analysed, and a series of policies and management rules were formulated, including the Security Investment Policy. According to that policy, there is a Security Investment Management Committee under the Executive Committee to accommodate the feature of security market so as to improve the decision-making efficiency of securities investment. The Security Investment Management Committee is an institution under the Executive Committee responsible for review and decision of securities investment business, communication between the senior management and departments about securities investment business of domestic and foreign currencies, regular review of operation of securities investment portfolio and liquidity portfolio, review of new products investment of securities investment, review of the significant and breaking events affecting securities investment activities of the Bank, and providing advice to the senior management. Moreover, in view of the impact of the sub-prime mortgage crisis in USA, the Board of Directors and Risk Policy Committee held two joint conferences of special topics to review and discuss the Bank's investment portfolio in sub-prime mortgage bonds and collateralised debt obligations (CDOs). During the meetings, directors brought forward very important and valuable comments and suggestions on improvement and consummation of the Bank's security investment mechanism and effective control of security investment risk.

The average attendance rate of the meetings of the Risk Policy Committee was 93%. The attendance rates of the relevant directors are shown below:

Director	Number of Committee Meetings Attended[3]	Attendance Rate
Anthony Francis NEOH	Attended 6 out of a total of 6 meetings	100%
HUA Qingshan	Attended 3 out of a total of 3 meetings	100%
ZHANG Jinghua	Attended 6 out of a total of 6 meetings	100%
ZHANG Xinze	Attended 4 out of a total of 4 meetings	100%
Patrick de SAINT-AIGNAN	Attended 4 out of a total of 6 meetings	67%
Alberto TOGNI	Attended 5 out of a total of 6 meetings	83%
HUANG Shizhong	Attended 2 out of a total of 2 meeting	100%

Notes:

1.Mr. Zhou Zaiqun started to serve as executive director of the Bank and member of the Risk Policy Committee on 3 February 2008.
2. Mr. Lin Yongze started to serve as non-executive director of the Bank and member of the Risk Policy Committee on 22 January 2008.
3. 'Number of committee meetings attended' means the number of meetings that a committee member actually attends out of the number a committee member is required to attend during the reporting period.

The Personnel and Remuneration Committee

The Personnel and Remuneration Committee comprises five members, including two non-executive directors and three independent non-executive directors. Mr. Cai Haoyi began to serve as the committee chairman as of 23 August 2008 in succession to Mr. Yu Erniu. Committee members include Hong Zhihua, Anthony Francis Neoh, Huang Shizhong[1] and Huang Danhan. The committee is mainly responsible for:

- Assisting the Board of Directors in reviewing the Bank's human resource and remuneration strategies and overseeing the implementation;
- Studying and reviewing the standards and procedures for selecting, nominating and appointing directors, members of the Bank's board committees and senior management, and performing the duties of nomination, review and supervision;
- Reviewing and monitoring the remuneration and incentive policies of the Bank; and
- Setting the performance appraisal standards for the senior management of the Bank and evaluating the performance of the directors, supervisors and members of the senior management.

The Personnel and Remuneration Committee held six meetings in 2007 and passed one written resolution. At these meetings, the committee reviewed proposals including nomination and appointment of directors of the Bank, the remuneration plan for the Chairman of the Board of Directors, Chairman of the Board of Supervisors and independent non-executive directors, the remuneration measures for the senior management and implementation plan, performance targets for the senior management for 2007, performance appraisal measures for the Chairman of the Board and the performance targets for the Chairman of the Board for 2007, Procedural Rules of the Personnel and Remuneration Committee (revised), use of savings from cash welfare allocations in domestic operations in 2006 and adjustment to the membership of board committees, etc.

The average attendance rate of the meetings of the Personnel and Remuneration Committee was 98%. The attendance rates of relevant directors are shown below:

Director	Number of Committee Meetings Attended[2]	Attendance Rate
CAI Haoyi	Attended 3 out of a total of 3 meetings	100%
YU Erniu	Attended 3 out of a total of 3 meetings	100%
HONG Zhihua	Attended 6 out of a total of 6 meetings	100%
Anthony Francis NEOH	Attended 5 out of a total of 6 meetings	83%
William Peter COOKE	Attended 5 out of a total of 5 meetings	100%
Patrick de SAINT-AIGNAN	Attended 6 out of a total of 6 meetings	100%
HUANG Danhan	Attended 1 out of a total of 1 meeting	100%

Notes:
1. Mr. Huang Shizhong started to serve as member of the Personnel and Remuneration Committee on 31 January 2008.
2. 'Number of committee meetings attended' means the number of meetings that a committee member actually attends out of the number a committee member is required to attend during the reporting period.

The Connected Transactions Control Committee

The Connected Transactions Control Committee comprises six members, including two executive directors and four independent non-executive directors. Alberto Togni began to serve as the committee chairman as of 16 November 2007 in succession to William Peter Cooke. Committee members include Li Zaohang, Zhou Zaiqun[1], Anthony Francis Neoh, Huang Shizhong and Huang Danhan. The committee is mainly responsible for:

- Formulating policies and procedures with regard to connected transactions, identifying connected parties of the Bank and reporting to the Board of Directors and the Board of Supervisors;
- Identifying connected transactions pursuant to relevant laws and regulations; and

- Reviewing major connected transactions of the Bank in accordance with relevant laws and regulations.

The Connected Transactions Control Committee held five meetings in 2007, at which it reviewed proposals including the progress report on the cooperation between BOC and RBS, the report on the ordinary connected transactions between BOC and RBS, Procedural Rules of the Connected Transactions Control Committee of the Board of Directors (revised), Connected Transactions Management Regulations of Bank of China Limited (revised), establishment of BOC Services Co. Ltd, Implementation Rules 4 of Connected Transactions Management Regulations of Bank of China Limited – Major Connected Parties Identification Process, the continuing connected transactions between BOC and BOCHK from 2008 to 2010, work report on connected transactions management for the year 2007 and work plan for the year 2008.

The attendance rate of the meetings of the Connected Transactions Control Committee was 100%. The attendance rates of relevant directors are shown below:

Director	**Number of Committee Meetings Attended**[2]	**Attendance Rate**
William Peter COOKE	Attended 4 out of a total of 4 meetings	100%
Alberto TOGNI	Attended 1 out of a total of 1 meeting	100%
HUA Qingshan	Attended 2 out of a total of 2 meetings	100%
LI Zaohang	Attended 5 out of a total of 5 meetings	100%
Anthony Francis NEOH	Attended 5 out of a total of 5 meetings	100%
HUANG Shizhong	Attended 2 out of a total of 2 meetings	100%
HUANG Danhan	Attended 1 out of a total of 1 meeting	100%

Notes:
1. Mr. Zhou Zaiqun started to serve as executive director of the Bank and member of the Connected Transactions Control Committee on 3 February 2008.
2. 'Number of committee meetings attended' means the number of meetings that a committee member actually attends out of the number a committee member is required to attend during the reporting period.

Special Corporate Governance Campaign

As required by the CSRC, CSRC Beijing Bureau and the Shanghai Stock Exchange, the Bank held a special corporate governance campaign within the reporting period. According to relevant provisions on corporate governance and the self-inspection items set out by the regulatory authority for the campaign, the Bank fully reviewed its corporate governance, and created a self-inspection report and rectification plan on corporate governance that has been reviewed and approved by the Board of Directors. The Bank implemented rectification measures based on the corporate governance

rectification plan earnestly and completed the corporate governance rectification report with the review and approval of the Board of Directors, including the implementation and fulfillment status of three rectification tasks, i.e. election and appointment of new independent non-executive directors, formulating standalone work rules for independent directors, and continuing to improve the internal control management system. The corporate governance self-inspection report and rectification plan as well as the corporate governance rectification report have been published on the website designated by the CSRC, the Bank's website and media designated by the Bank for information disclosure.

Appointment of Directors

In compliance with Rules A.4.1 and A.4.2 of Appendix 14 of the Hong Kong Listing Rules and provisions of the Articles of Association, the Bank's directors are elected at the Shareholders' Meeting, with a term of office of three years starting from the date when the Bank receives the approval of the CBRC. A director, at the expiry of the term of office, may serve consecutive terms by re-election and re-appointment.

Independent Non-Executive Directors

Members of the Board of Directors include four independent non-executive directors, in compliance with the requirement of a quorum specified in the Articles of Association. These independent non-executive directors serve as members of five special committees under the Board of Directors and the chairmen of the Audit Committee, Risk Policy Committee and Connected Transactions Control Committee. As stipulated in Rule 3.13 of the Hong Kong Listing Rules, the Bank has received the annual confirmation in writing from every independent director with regard to his/her independence. Based on these confirmations and relevant information in its possession, the Bank confirms their independent status.

Information on the attendance of independent non-executive directors at board meetings in 2007 can be found in the section 'Directors and the Board of Directors'.

Different Opinions Raised by Independent Non-Executive Directors on Relevant Matters of the Bank

No independent non-executive director raised different opinions on the resolutions of the Board of the Directors and the special committees under the Board of Directors of the Bank in 2007.

Specific Explanation and Independent Opinions of Independent Non-Executive Directors on the Guarantee Business of the Bank

Pursuant to the provisions and requirements set forth in the circular (ZJF [2003] No.56) issued by the China Securities Regulatory Commission and guided by the principle of equity, fairness and objectiveness, the Independent Non-Executive Directors of the Bank, Anthony Francis Neoh, Alberto Togni, Huang Shizhong and Huang Danhan have provided the following information regarding the Bank's guarantee business:

The guarantee business is one of the Bank's ordinary business activities and has been approved by the PBOC and the CBRC, which does not fall within the scope of guarantee as defined in the Circular on Regulating Guarantee Businesses of Listed Companies. The Bank has formulated specific management measures, operational processes and approval procedures in line with the risks of the guarantee business, and carried out the business accordingly. The Bank's guarantee business comprises principally of Letters of Guarantee. As at 31 December 2007, the outstanding amount of letters of guarantee issued by the Bank was RMB423.771 billion.

Supervisors and the Board of Supervisors

The Board of Supervisors is the Bank's supervisory organ responsible to the Shareholders' Meeting. As stipulated in the PRC Company Law and the Articles of Association, the Board of Supervisors is responsible for overseeing the Bank's financial activities and the legality and compliance of the Board of Directors and Senior Management in performing their responsibilities.

The Board of Supervisors comprises five supervisors, including three supervisors assumed by representatives of shareholders and two supervisors assumed by staff representatives. According to the Bank's Articles of Association, supervisors have a term of office of three years, and may serve consecutive terms by re-election and re-appointment. Shareholder representative supervisors are elected or replaced by the Shareholders' Meeting.

The Board of Supervisors held six meetings in 2007, and adopted related resolutions. For the performance and supervision opinions of the Board of Supervisors within the reporting period, please refer to the 'Report of the Board of Supervisors' in this annual report.

Senior Management

The Senior Management is the Bank's executive body and reports to the Board of Directors. Headed by the President, the Senior Management comprises executive vice presidents and other senior management personnel, who assist the President in managing the Bank's business. Principle responsibilities of the President include: presiding over the Bank's

administrative, business and financial management, implementing resolutions of the Board of Directors, drafting the Bank's business and investment plans, drafting the Bank's basic management rules and specific regulations, nominating other senior management personnel, and determining the Bank's overall remuneration, benefit, reward and punishment measures.

In 2007, the Senior Management carried out the Bank's day to day business, achieved operating targets and further promoted the rapid development of each business line within the scope of authorities established by the Articles of Association and the Board of Directors.

Securities Transactions by Directors and Supervisors

The Bank has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Hong Kong Listing Rules (the 'Model Code') to govern securities transactions by Directors and Supervisors. Pursuant to overseas and local security regulators' requirements, the Bank has drafted the Management Rules on Securities Transactions by Directors, Supervisors and Senior Management of Bank of China Limited (the 'Management Rules'), which was adopted by the Board at the meeting held on 30 October 2007. The terms of the Management Rules are more stringent than those of the Model Code. The Bank has made specific enquiry of all Directors and Supervisors, and the Directors and Supervisors have confirmed that they have complied with the required standards set out in the Model Code throughout the reporting period and the Management Rules since its effective date.

Responsibility Statement of Directors on Financial Reports

The following statement, which set out the responsibilities of the Directors regarding financial statements, should be read in conjunction with, but distinguished from, the auditor's statement of their responsibilities as set out in the auditor's report contained in this annual report:

The directors acknowledge that they are responsible for preparing financial statements of the Bank that truly represent the operating results of the Bank for each financial year. To the best of the directors' knowledge, there was no material event or condition that might have a material adverse effect on the continuing operation of the Bank.

Appointment or Termination of External Auditors

At the 2006 Annual General Meeting of the Bank, shareholders of the Bank approved the resolution in respect of the appointments of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our domestic auditor and PricewaterhouseCoopers Hong Kong as our international auditor for 2007. The directors were authorised to negotiate and determine the fees of such auditors in accordance with market practice.

Auditors' fees paid to PricewaterhouseCoopers and its member firms for the audit of the financial statements of the Group, including those of the Bank's overseas subsidiaries and branches, for the year ended 31 December 2007 were RMB216 million.

PricewaterhouseCoopers was not engaged in significant non-auditing services with the Bank. The Bank incurred RMB11 million for non-auditing services by PricewaterhouseCoopers for the year ended 31 December 2007.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company and Pricewaterhouse Hong Kong have provided audit services to the Bank for five years. Mr. Zhu Yu and Mr. Wang Wei are the certified public accountants who sign the auditor's report on the Group's financial statements prepared in accordance with the Chinese Accounting Standards for the year ended 31 December 2007.

The Board will table a resolution at the 2007 Annual General Meeting, proposing to reappoint PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers Hong Kong as our auditors for the year 2008.

Investor Relations and Information Disclosure

The Bank discloses information in compliance with securities regulations promulgated in the place where its shares were listed, and publishes periodic reports and interim announcements to the public in accordance with the law to enable investors' timely, accurate and full acquisition of our financial position, operational management, corporate governance and various other shares-related information. In 2006, the Bank developed the information disclosure policy to regulate the information disclosure of the group; in 2007, additions and revisions were made to the policy to incorporate new regulatory requirements. The revised information disclosure policy was discussed and approved by the Board of Directors in October 2007 and then published on the website of the Bank in accordance with requirements of Shanghai Stock Exchange.

During year 2007, to improve the understanding of information disclosure among the bank staff of all levels and strengthen their responsibilities in information disclosure, the Bank invited experienced experts from securities regulatory authorities and legal advisors of the Bank to start trainings to directors, supervisors and the senior management of the Bank as well as senior managers and above of Head office, with respect to listing rules and requirements on information disclosure of Hong Kong Stock Exchange and Shanghai Stock Exchange.

The Board of Directors and the Management of the Bank attach great importance to investor relations and endeavor to ensure the timeliness, fairness, accurateness, truthfulness and completeness of information disclosure; through adequate exchange and communication with investors, enhance the understanding of investors to the investment value of the Bank; get to know market highlights and listen to valuable suggestions of investors at large. The elaborately-designed 2006 annual report of the Bank was widely well received by investors and furthermore, obtained the Annual Report Award from LACP and other recognised organisations. Meanwhile, the Bank has organised annual performance release, interim performance release and

global teleconference of Q3 2007 performance release, following which road shows of the Management were performed. The Bank has successively visited countries and regions including Hong Kong, Europe, US and Japan and conducted tours to more than 10 domestic cities to introduce business development to investors in forms of person-to-person or group meetings. The Bank seeks to enhance the communication with investors by means of participating in seminars of investors and receiving investors. In 2007, the senior management members of the Bank held 233 meetings with domestic and overseas investors and analysts and registered remarkable achievements. In addition, diversified ways and channels are under continuous construction such as investor relations section on the website of the Bank, live video webcast, e-mails and hotlines to enhance daily information exchange and communication with investors.

Report of the Board of Directors

The Board of Directors is pleased to present its report together with the audited consolidated financial statements of the Bank and its subsidiaries (the 'Group') for the year ended 31 December 2007.

Principal Activities

The Bank is engaged in the provision of a range of banking and related financial services, including commercial banking, investment banking and insurance business.

Major Customers

During the year, the five largest customers of the Group accounted for less than 30% of the interest income and other operating income of the Group.

Results and Dividends Distribution

The results of the Group for the year are set out in the financial statements and notes thereof. The Board has recommended a final dividend of RMB 0.1 per share (before tax), amounting to approximately RMB25.384 billion, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Thursday, 19 June 2008. If approved, the 2007 final dividend of the Bank will be denominated and declared in Renminbi. The dividend for A-Share Holders will be paid in Renminbi and the dividend for H-Share Holders will be paid in Hong Kong dollars. Renminbi will be converted into Hong Kong dollars based on the average exchange rate prevailing one week before 19 June 2008 (such day inclusive), being the date of holding the Bank's Annual General Meeting, as announced by the PBOC for such conversion.

At the Annual General Meeting held on 14 June 2007, it was approved that a final dividend of RMB0.04 per share (before tax), amounting to RMB10.154 billion in total, would be paid in respect of 2006 profits. Such distribution plan was implemented in July 2007. No interim dividend was paid for the period ended 30 June 2007. The Bank did not propose any capitalisation of capital reserve to share capital during the year.

Closure of Register of H-Share Holders

The H-Share Register of Members of the Bank will be closed for the purpose of determining H-Share Holders' entitlement to attend the Annual General Meeting, from Tuesday, 20 May 2008 to Thursday, 19 June 2008 (both days inclusive). During the aforesaid period, no transfer of H-Shares will be registered. In order to attend the Annual General Meeting, H-Share Holders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Monday, 19 May 2008.

There is no book closure period for the A-Share Register of Members. A notice of the Annual General Meeting setting out the record date for the meeting and related issues will be published in due course.

Donations

Charitable and other donations made by the Group during the year amounted to approximately RMB 117.8616 million.

Share Capital

As at the latest practicable date prior to the issue of this Annual Report and based on publicly available information, the Bank has sufficient public float, in compliance with the minimum requirement of the Hong Kong Listing Rules and the waiver granted by the Hong Kong Stock Exchange, at the time of our listing.

Distributable Reserves

Please refer to Note V.39 to the Financial Statements for details of distributable reserves of the Bank.

Fixed Assets

Please refer to Note V.23 to the Financial Statements for details of the fixed assets of the Bank.

Financial Summary

The Bank was listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively in 2006. A summary of the annual results, assets and liabilities of the Bank for the last five years is set out in the section headed 'Financial Highlights'.

Connected transactions

Under Chapter 14A of the Hong Kong Listing Rules, transactions between the Bank and its connected persons (as defined under the Hong Kong Listing Rules) will constitute connected transactions to the Bank. Such transactions are monitored and administered by the Bank in accordance with Chapter 14A of the Hong Kong Listing Rules. The details of such connected transactions of the Bank are as follows:

Exempt Continuing Connected Transactions

Commercial banking services and products provided by the Bank in the ordinary and usual course of business

The Bank provides commercial banking services and products to customers in the ordinary and usual course of business. Such commercial banking services and products include the taking of deposits. Customers who place deposits with the Bank include the Bank's substantial shareholders, directors, supervisors and chief executive officers, ex-directors who were the directors within 12 months preceding the date of transactions and their respective associates, each of whom is a connected person under Chapter 14A of the Hong Kong Listing Rules. Pursuant to Chapter 14A of the Listing Rules, connected persons placing deposits with the Bank will constitute continuing connected transactions to the Bank.

Furthermore, BOCHK has preferential interest rates for deposits placed by employees of BOCHK. The deposits placed by connected persons who are not the Bank's employees are at market rates and on normal commercial terms. To the extent staff rates are available for employees, the interest paid by the Bank on deposits placed by its connected persons who are the Bank's employees are at staff rates, but such deposits are nevertheless on normal commercial terms as such terms are no more favorable than the staff rates applicable to other employees who are not connected persons of the Bank.

The provision of commercial banking services and products to connected persons in the ordinary and usual course of business and on normal commercial terms that are comparable or no more favorable than those offered to independent third parties (including other comparable employees of the Bank who are not connected persons) constitute exempt continuing connected transactions under Rule 14A.65(4) of the Listing Rules, namely, financial assistance provided by a connected person in the form of deposits placed with a listed issuer for the benefit of a listed issuer on normal commercial terms (or better to the listed issuer) where no security over the assets of the listed issuer is granted in respect of the financial assistance, and thus exempt from the reporting, announcement and independent shareholders' approval requirements contained in Rules 14A.35 and 14A.45 to 14A.48 of the Listing Rules.

Loan and credit facilities granted by the Bank to connected persons

The Bank extends loans and credit facilities (including provision of long-term loans, short-term loans, consumer loans, credit card facilities, mortgages, guarantees, security for third party loans, comfort letters and billing discounting facilities) to customers in the ordinary and usual course of business on normal commercial terms with reference to prevailing market rates. Customers who utilise loans and credit facilities include the Bank's substantial shareholders,

directors, supervisors and chief executive director, ex-directors who were the directors within 12 months preceding the date of transactions and their respective associates, each of whom is a connected person under Chapter 14A of the Listing Rules. Pursuant to Chapter 14A of the Listing Rules, loans and credit facilities granted by the Bank to its connected persons constitute continuing connected transactions to the Bank.

The Bank has preferential staff rates for employees who utilise Great Wall Renminbi credit cards and BOC credit cards. Such preferential rates include waiver of annual fees and reduced handling fees. Furthermore, BOCHK has preferential staff rates for employees who utilise its credit cards.

Departments of the Bank in the PRC have preferential staff rates for residential loans and mortgages taken out by the Bank's employees, and have preferential staff rates for consumer loans taken out by the Bank's employees. These preferential staff rates are all within the range set by the PBOC. Furthermore, BOCHK has preferential staff rates for residential loans and mortgages taken out by its employees.

The loans and credit facilities the Bank provides to connected persons of the Bank who are not employees of the Bank are on normal commercial terms with reference to prevailing market rates. To the extent staff rates are available for certain loans and credit facilities, the loans and credit facilities the Bank provides to connected persons who are the Bank's employees are provided at staff rates and are on normal commercial terms no more favorable than the staff rates applicable to other employees who are not connected persons.

The provision of loans and credit facilities to connected persons in the ordinary and usual course of business and on normal commercial terms that are comparable or no more favorable than those offered to independent third parties (which include other comparable employees who are not connected persons) constitute exempt continuing connected transactions under Rule 14A.65(1) of the Listing Rules, namely, financial assistance provided by a listed issuer in its ordinary and usual course of business for the benefit of a connected person on normal commercial terms, and thus exempt from all reporting, announcement and independent shareholders' approval requirements contained in Rules 14A.35 and 14A.45 to 14A.48 of the Listing Rules.

Continuing connected transactions with BOCHK Group

In late November 2007, BOC Services Co., Ltd (of which 55% equity interest is indirectly held by the Company, and 45% equity interest is indirectly held by BOCHK Holdings) was incorporated. Pursuant to the Hong Kong Listing Rules, BOCHK Holdings becomes a connected person of the Bank.

From the late November 2007 to the end of the reporting period, pursuant to the Services and Relationship Agreement entered into in late 2004, the Group (the Company and its subsidiaries (other than the BOCHK Group)) engaged in a number of transactions with the BOCHK Group in the usual course of business, such as information technology services, property transactions, cash payment, provision of insurance cover, credit card services, securities transactions,. fund distribution transactions, insurance, agency foreign exchange transactions, trading of financial assets and inter-bank capital markets. These transactions are on normal commercial terms and percentage ratios of each transaction (the profits ratio, however, not applicable) set out in Chapter 14A of the Listing Rules are less than 0.1%. According to Rule 14A.33 of the Hong Kong Listing Rules ('De Minimis Transactions'), these transactions are exempted from the reporting, announcement and independent shareholders' approval requirements.

At the end of 2007, the Bank and BOC Hong Kong (Holdings) Limited renewed the Services and Relationship Agreement. The Bank had made an announcement in accordance with Chapter 14A of the Hong Kong Listing Rules on 2 January 2008.

Continuing connected transactions between Prudential Corporation Holdings Limited & Its Subsidiaries and the Bank

Prudential Corporation Holdings Limited respectively owns 36% of BOCI-Prudential Asset Management Limited ('BOCI-Prudential') and 36% and 36% of BOCI-Prudential Trustee Limited ('BPTL'), both of which are indirect subsidiaries of the Bank. Accordingly, Prudential Corporation Holdings Limited and its associate are connected persons to the Bank for the purposes of the Hong Kong Listing Rules. In particular, BOCI-Prudential and BPTL, being associates of Prudential Corporation Holdings Limited, are also connected persons to the Bank.

In 2007, the Bank engaged on a regular basis in a number of transactions with Prudential Corporation Holdings Limited and its associates in ordinary and usual course of business, such as fund distribution services, fund management services, fund investment advisory services, client referral services, IT services, office rental and consumption services, deposit placing, insurance services and corporate management services. These transactions are on normal commercial terms and each percentage ratio (the profits ratio not applicable) set out in Chapter 14A of the Listing Rules is less than 0.1% based on the transaction categories. According to Rule 14A.33 ("De Minimis Transactions"), these transactions are exempted from the reporting, announcement and independent shareholders' approval requirements.

Corporate Governance

The Bank endeavors to observe high level corporate governance principles and practices. Details of the Bank's compliance with the Code on Corporate Governance Practices contained in Appendix 14 of the Hong Kong Listing Rules are set out in the section headed 'Corporate Governance'.

Directors and Supervisors

Particulars in relation to the Directors and Supervisors of the Bank as at 31 December 2007 are set out in the section headed 'Directors, Supervisors and Senior Management'.

Directors' Interests in Competing Businesses

Since August 1998, Sir Frederick Anderson Goodwin, a Non-executive Director of the Bank, has been serving as a director of the RBS Group. RBS Group is the holding company of one of the world's largest banking and financial services groups, business of which may compete directly or indirectly with the Group's business.

Save as disclosed above, none of the other directors is interested in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

Emoluments of Directors, Supervisors and Senior Management

Details of the emoluments of Directors, Supervisors and Senior Management are set out in the section headed 'Directors, Supervisors and Senior Management'.

Directors' and Supervisors' Service Contracts

None of the Directors or Supervisors of the Bank has a service contract with the Bank or any of its subsidiaries which is not determinable within one year without payment of compensation other than normal statutory compensation.

Directors' and Supervisors' Interests in Contract of Significance

No contract of significance, in relation to the Bank's business to which the Bank, its holding companies, or any of its subsidiaries or fellow subsidiaries was a party and in which a Director or a Supervisor had a material interest, whether directly or indirectly, subsisted during the year.

Directors' and Supervisors' Rights to Acquire Shares

On 5 July 2002, the following Director was granted options by BOCHK (BVI), the immediate holding company of BOCHK Holdings, pursuant to a Pre-Listing Share Option Scheme to purchase from BOCHK (BVI) existing issued ordinary shares of BOCHK Holdings at a price of HK$8.50 per share. BOCHK Holdings is a subsidiary of the Bank which is also listed on the Hong Kong Stock Exchange. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. Twenty-five percent of the shares subject to such options will vest at the end of each year.

Particulars of the outstanding options granted to the Director of the Bank under the Pre-Listing Share Option Scheme as at 31 December 2007 are set out below:

Number of share options

Name of Director	Date of grant	Exercise price per share (HK$)	Exercisable period	Granted on 5 July 2002	Balance as at 1 January 2007	Exercised during the year	Surrendered during the year	Lapsed during the year	Balance as at 31 December 2007
Li Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	—	—	—	1,446,000

Note:

On 15 June 2007, Mr. Hua Qingshan resigned from the post of Executive Director of the Bank. According to the terms of the Pre-Listing Share Option Scheme, the options of 1,446,000 granted to Mr. Hua Qingshan on 5 July 2002 could be exercised within three months after his resignation.

Save as disclosed above, during the year, none of the Bank, its holding companies, or any of its subsidiaries or fellow subsidiaries was a party to any arrangements to enable the Directors, Supervisors of the Bank, and their respective spouses or children below the age of 18 to acquire benefits by means of the acquisition of shares in, or debentures of, the Bank or any other body corporate.

Directors' and Supervisors' Interests in Shares, Underlying Shares and Debentures

Save as disclosed above, as at 31 December 2007, none of the Directors or Supervisors of the Bank or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Bank or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Bank pursuant to section 352 of the SFO or as otherwise notified to the Bank and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Hong Kong Listing Rules and the Management Rules on the Securities Transactions by Directors, Supervisors and Senior Management of Bank of China Limited.

Substantial Interests in Share Capital

Details of the Bank's substantial interests in share capital are set out in the section headed 'Changes in Share Capital and Shareholdings of Substantial Shareholders'.

Management Contracts

No contract concerning the management or administration of the whole or any substantial part of the business of the Bank were entered into or existed during the year.

Share Appreciation Rights Plan and Share Option Scheme

Please refer to Note V.35 to the Financial Statements for details of the share appreciation rights plan and share option schemes of the Group.

Please refer to the section headed 'Directors' and Supervisors' Rights to Acquire Shares' for details of the options granted by BOCHK (BVI) over shares of BOCHK Holdings pursuant to the Pre-Listing Share Option Scheme.

Purchase, Sale or Redemption of the Bank's Shares

As at 31 December 2007, approximately 11 million shares of the Bank were held as treasury shares. Please refer to Note V.38 to the Financial Statements for details of purchase, sale or redemption of the Bank's shares by the Bank and its subsidiaries.

Pre-emptive Rights

There are no provisions for pre-emptive rights requiring the Bank to offer new shares to existing shareholders in proportion to their existing shareholdings under the Articles of Association. The Articles of Association provides that the Bank may increase its capital by public offering, private placing, issuing rights of new shares to existing shareholders or allotting new shares to existing shareholders, transferring capital reserve fund, issuing convertible bonds, or through other means as permitted by laws, administrative regulations or relevant regulatory authorities. There are no compulsory provisions for shareholders to exercise their pre-emptive rights under the Articles of Association.

Use of Raised Funds

The Bank issued RMB60 billion RMB-denominated subordinated bonds in 2004 and 2005. The issue of the bonds aims to mitigate liquidity risk and optimise the maturity structure of assets and liabilities. The Bank plans to utilise the long-term funds raised by the issuance to grant long and medium-term loans, especially those relating to high-quality infrastructure construction projects.

Tax Relief

A-Share Holders: In accordance with the Notice on Taxation Policy of Personal Stock Dividends Income (Caishui No.102 (2005)) and the Supplementary Notice on Taxation Policy of Personal Stock Dividends Income (Caishui No.107 (2005)) issued by the Ministry of Finance, PRC and the State Administration of Taxation, PRC, dividends obtained from listed companies by individual investors shall be taxed as personal income in accordance with the current applicable taxation rules, and a reduction of 50% is calculated as taxable amount on a provisional basis; while dividends obtained by mutual funds from listed companies shall be taxed with a reduction of 50% calculated as taxable amount when paying personal income tax on behalf of the obligatory persons pursuant to (Caishui No.102(2005)).

H-Share Holders: In accordance with the Notice on Taxation of Dividends and Stock (Options) Transfer Income obtained by Foreign-invested Companies, Foreign Companies and Citizens (Guoshuifa No.045 (1993)) issued by the State Administration of Taxation, foreign corporations and individuals holding H-shares are exempted from paying corporate and personal income tax for dividends obtained from the PRC companies issuing such H-shares.

Under current practice of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by the Bank.

Shareholders enjoy tax relief in accordance with the afore-mentioned regulations.

Auditors

Details of the Bank's external auditors are set out in the section headed 'Corporate Governance'. A resolution for the appointment of external auditors will be proposed at the forthcoming Annual General Meeting.

On behalf of the Board
XIAO Gang
Chairman
25 March 2008

Report of the Board of Supervisors

I. Meetings of the Board of Supervisors

The Board of Supervisors held six meetings in 2007:

1. The first meeting (on 9 March) examined and approved the 2006 performanceevaluation results of supervisors who were representatives of shareholders for submission to the General Meeting of Shareholders for review; examined and approved the *Procedural Rules for Meetings of the Board of Supervisors of Bank of China Limited* for submission to the General Meeting of Shareholders for review.

2. The second meeting (on 22 March) examined and approved the *2006 Annual Report of Bank of China Limited*; examined and approved the *2006 Profit Distribution Plan of Bank of China Limited*; examined and approved the *Report Delivered by the Board of Supervisors of Bank of China Limited at the 2007 General Meeting of Shareholders* for submission to the General Meeting of Shareholders for review.

3. The third meeting (on 27 April) examined and approved the *2007 First Quarter Report of Bank of China Limited.*

4. The fourth meeting (on 14 June) examined and approved the appointment of Mr. Liu Ziqiang as the Chairman of the second session of the Board of Supervisors of Bank of China.

5. The fifth meeting (on 23 August) examined and approved the *2007 Interim Report of Bank of China Limited.*

6. The sixth meeting (on 30 October) examined and approved the *2007 Third Quarter Report of Bank of China Limited.*

II. Supervision and Inspection Work of the Board of Supervisors

Save for supervision by way of the normal and routine review of financial statements and the attendance at the relevant meetings, the inspection works mainly conducted by the Board of Supervisors were as follows:

1. Inspection of the provision for diminution in value of the Bank's loans was the main focus of the Board of Supervisors for the year. The Board of Supervisors listened to the reports of the relevant departments of the Head Office and conducted on-site investigations and research, as well as inspection of four provincial branches. The Board of Supervisors diligently studied the provisions and requirements of China and the International Financial Reporting Standards with regard to provisions for diminution in value of loans, and found out the

practice and approach adopted by international and domestic commercial banks in this regard. On this basis, the Board of Supervisors also provided some views on the identification of diminution in value of the Bank's loans and the method of calculation for provision of diminution in value, as well as exchanged opinions in respect of them with the relevant management departments of the Head Office.

2. The Board of Supervisors also checked the administration of consumer credits of five domestic tier-1 branches on a random basis, and conducted on-site inspection of three of them; and inspected the "Structural Transactions" in non-performing assets, the relevant situation of the Bank's investment in debentures which involved in US subprime mortgage crisis, and the completeness of the Bank's information disclosure system.

III. Independent Opinions of the Board of Supervisors on Relevant Issues of the Bank within the Reporting Period

1. Operations according to the law

It was found that, during the reporting period, the Bank's Board of Directors and Senior Management did not violate the law, regulation or the Bank's Articles of Association nor did they infringe upon the Bank's interests in discharging their duties. During the reporting period, the Bank further strengthened and improved its internal control work.

2. Financial position

The Board of Supervisors noted the change of the Bank's accounting policies and estimates; the measures taken by the Bank's Board of Directors and Management in respect of the change of accounting policies and estimates are reasonable; the financial statements contained in the 2007 Annual Report of the Bank truly and fairly reflect the Bank's financial position and business performance in the reporting period.

3. Use of the capital raised

During the reporting period, the Bank did not raise any funds.

4. Purchase and sale of assets

It was found that there was no purchase or sale of assets of the Bank that might infringe upon the interests of shareholders or cause asset dissipation during the reporting period.

5. Connected transactions

It was found that there was no unfair connected transactions that might infringe upon the Bank's interests occurred during the reporting period.

Significant Events

Material Litigation and Arbitration

The Bank was involved in certain litigation and arbitration cases in the course of its regular business. After consulting professional law firms, the Management holds that none of the litigation and arbitration cases will have significant adverse impact on the operations of the Bank.

Brief on Acquisition, Disposal of Asset and Merger and Acquisition

During the reporting period, no material acquisition, disposal of assets or mergers and acquisitions occurred at the Bank.

Implementation of Stock Incentive Plan during the Reporting Period

The Bank approved a long-term incentive policy, including the Management Stock Appreciation Rights Plan and the Employee Stock Ownership Plan, at the board meeting and the extraordinary shareholders' meeting held in November 2005. To date, the Management Stock Appreciation Rights Plan and the Employee Stock Ownership Plan have not been implemented.

Substantial Related Party Transactions

Please refer to the Financial Statements for related party transactions as at end of the reporting period.

Major Contracts and the Enforcement thereof

Major custody, contract and lease events

During the reporting period, and save as disclosed, the Bank did not take custody of or contract the operation or lease any material business assets from third parties or allowed its material business assets being subject to such arrangements.

Significant guarantee business

Guarantee business is one of the Bank's off-balance sheet items in the ordinary course of business. The Bank operates guarantee business in a prudent manner and has formulated specific management measures, operational processes, and review and approval procedures in line with the risks of the guarantee business for conducting relevant business.

Significant cash management entrusted to third parties

During the reporting period, there was no significant cash assets entrusted to third parties for management.

Undertakings

During the reporting period, to the Bank's best knowledge, there was no breach of material undertakings by the Bank or shareholders holding 5% or more of the shares of the Bank.

Disciplinary Actions Imposed on Directors, Supervisors and Senior Management Members of the Bank

During the reporting period, no directors, supervisors or senior management members was subject to investigation or administrative punishment by CSRC, nor were they publicly reprimanded by any stock exchange.

Other Significant Events

Investment Securities

No.	Security type	Stock code	Company name	Initial investment cost (unit: RMB)	Stock held (unit: share)	Carrying value at period end (unit: RMB)	Proportion of the total investment securities (%)	Gains / (losses) during the reporting period (unit: RMB)
1	Stock	000527 CH	GD Midea Electric Appliances	325,513,940	13,463,286	499,601,652	5.25	(8,739,881)
2	Stock	000002 CH	China Vanke Co. Ltd	140,614,300	12,082,857	348,455,025	3.66	(8,555,774)
3	Stock	5 HK	HSBC Holdings	207,292,761	1,684,180	207,699,612	2.18	266,737
4	Stock	000568 CH	Luzhou Laojiao Co., Ltd.	64,766,332	2,556,000	187,858,144	1.97	(3,805,838)
5	Stock	600823 CH	Shanghai ShiMao Co., Ltd.	222,856,434	8,347,209	171,110,629	1.80	(8,003,691)
6	Stock	386 HK	CHINA PETROLEUM & CHEMICAL CORP	157,494,710	15,474,374	170,694,592	1.79	39,237,803
7	Stock	700 HK	Tencent	157,923,130	2,995,600	165,600,753	1.74	13,317,746
8	Stock	600663 CH	Shanghai Lujiazui Fin &Trade Zone Dev	161,598,598	6,515,114	159,743,915	1.68	(6,306,376)
9	Stock	600009 CH	Shanghai Int'l Airport Co., Ltd.	69,685,728	3,876,076	145,424,290	1.53	(2,800,765)
10	Stock	600048 CH	Poly Real Estate Group	91,673,602	2,172,000	140,783,153	1.48	(2,752,324)
Other investment securities held at period end				6,224,285,124	-	7,319,480,080	76.92	1,504,581,644
Gains / (losses) of investment securities sold during the reporting period				-	-	-	-	326,316,916
Total				7,823,704,659	-	9,516,451,845	100	1,842,756,197

Notes:
1. The table lists the ten largest stocks held by the Group in descending order at their carrying value at the period end.
2. Investment securities listed in this table include stocks, warrants, convertible bonds, etc. Stock investments included herein were classified under financial assets at fair value through profit or loss by the Group.
3. Other investment securities refer to investment securities other than the ten largest stocks listed above.

Stocks of other listed companies held by the Group

Stock code	Company name	Initial investment cost (unit: RMB)	Proportion of the total share	Carrying value at period end (unit: RMB)	Gains / (losses) during the reporting period (unit: RMB)	Increase / (decrease) of the equity during the reporting period	Accounting classification	Resources of the share
189 HK	Dongyue Group Ltd	220,647,486	5.19%	234,624,384	-	13,976,898	Available for sale equity security	IPO
8002 HK	Phoenix Satellite Television Holding's Ltd	364,963,337	8.32%	640,422,688	-	275,459,351	Available for sale equity security	Joint-stock reform
549 HK	Jilin Qifeng Chemical Fiber Co. Ltd	64,732,818	10.95%	47,158,000	-	(17,574,819)	Available for sale equity security	Joint-stock reform
600591 CH	Shanghai Airlines Co. Ltd	93,224,288	13.30%	2,513,327,433	-	2,420,103,144	Available for sale equity security	Joint-stock reform
Total	-	743,567,929	-	3,435,532,505	-	2,691,964,574	-	-

Notes:
1. The table lists stocks of listed companies that the Group had shareholding of 5% or above which are classified as long term equity investments or available for sale equity securities.
2. Gains or losses during the reporting period refer to the relevant investment's contribution to the Group's consolidated profit for the period.

Equity Investments in Unlisted Financial Companies held by the Group

Company name	Initial investment cost (unit: RMB)	Stock held (unit: share)	Proportion of the total share	Carrying value at period end (unit: RMB)	Gains / (losses) during the reporting period (unit: RMB)	Increase / (decrease) of the equity during the reporting period	Accounting classification	Resources of the share
Hunan Hualing Financial Co.,Ltd	27,220,796	-	10%	28,985,909	2,026,527	-	Long term equity investment	Investment
JCC Financial Co. Ltd	54,614,959	-	20%	61,997,924	7,382,965	-	Long term equity investment	Investment
CJM Insurance Brokers Limited	702,300	2,000,000	22%	3,951,440	303,975	(311,707)	Long term equity investment	Investment
The Debt Management Company Limited	15,544	1,660	11%	15,544	-	-	Available for sale security	Investment
China UnionPay Co., Ltd	90,000,000	90,000,000	5.45%	225,000,000	-	-	Available for sale security	Joint-stock reform/ investment
Dongfeng Peugeot Citroen Auto Finance Co Ltd	224,955,557	-	50%	253,504,932	1,980,925	-	Long term equity investment	Investment
Total	397,509,156	-	-	573,455,749	11,694,392	(311,707)	-	-

Notes:
1. Financial companies include securities firms, commercial banks, insurance companies, futures companies, trust companies, etc.
2. Carrying value at the period end is after impairment allowance.
3. Gains or losses during the reporting period refer to the relevant investment's contribution to the Group's consolidated profit for the period.

Trading of stocks of listed companies during the reporting period

	Shares held at the beginning period	Shares purchased during the reporting period	Shares sold during the reporting period	Shares held at the period end	Amount of the funds used (unit: RMB)	Gains / (losses) during the reporting period (unit: RMB)
Trading of stocks of listed companies	925,128,378	358,196,211	678,871,887	604,452,702	10,979,953,035	3,985,271,177

BANK OF CHINA LIMITED

FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

Independent auditor's report

To the Shareholders of Bank of China Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying consolidated financial statements of Bank of China Limited (the "Bank") and its subsidiaries (together, the "Group") which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Bank are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PRICEWATERHOUSECOOPERS

Opinion

In our opinion, the accompanying consolidated financial statements give a true and fair view of the financial position of the Bank and of the Group as at 31 December 2007, and of the Group's financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Other matters

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 25 March 2008

BANK OF CHINA LIMITED

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

	Notes	2007	2006
Interest income	V.2	261,871	215,334
Interest expense	V.2	(109,126)	(93,963)
Net interest income		**152,745**	**121,371**
Fee and commission income	V.3	31,554	17,139
Fee and commission expense	V.3	(4,066)	(2,816)
Net fee and commission income		**27,488**	**14,323**
Net trading losses	V.4	(662)	(1,544)
Net (losses) /gains on investment securities	V.5	(15,526)	1,132
Other operating income	V.6	18,667	13,096
Operating income		**182,712**	**148,378**
Operating expenses	V.7	(85,026)	(68,731)
Impairment losses on loans and advances	V.10	(8,252)	(12,342)
Operating profit		**89,434**	**67,305**
Share of results of associates and joint ventures	V.22	1,263	632
Profit before income tax		**90,697**	**67,937**
Income tax expense	V.11	(28,661)	(19,673)
Profit for the year		**62,036**	**48,264**
Attribute to:			
Equity holders of the Bank		56,248	42,830
Minority interest		5,788	5,434
		62,036	**48,264**
Earnings per share for profit attributable to the equity holders of the Bank during the year (Expressed in RMB per ordinary share)			
- Basic and diluted	V.12	0.22	0.18
Dividends	V.39		
Interim dividends declared during the year		-	-
Final dividends proposed after the balance sheet date		25,384	10,154

BANK OF CHINA LIMITED

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

		As at 31 December	
	Note	**2007**	**2006**
ASSETS			
Cash and due from banks	V.13	71,221	39,812
Balances with central banks	V.14	751,344	379,631
Placements with banks and other financial institutions	V.15	386,648	399,138
Government certificates of indebtedness for bank notes issued	V.28	32,478	36,626
Precious metals		44,412	42,083
Financial assets at fair value through profit or loss	V.16	124,665	115,828
Derivative financial instruments	V.17	45,839	24,837
Loans and advances to customers, net	V.18	2,754,493	2,337,726
Investment securities	V.19		
- available for sale		682,995	815,178
- held to maturity		446,647	461,140
- loans and receivables		458,620	500,336
Investment in associates and joint ventures	V.22	6,779	5,931
Property and equipment	V.23	83,805	86,200
Investment property	V.24	9,986	8,221
Deferred income tax assets	V.36	17,647	21,396
Other assets	V.25	73,638	53,570
Total assets		**5,991,217**	**5,327,653**

BANK OF CHINA LIMITED

CONSOLIDATED BALANCE SHEET (continued)
AS AT 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

	Note	As at 31 December	
		2007	2006
LIABILITIES			
Due to banks and other financial institutions	V.26	324,848	178,777
Due to central banks	V.27	90,485	42,374
Bank notes in circulation	V.28	32,605	36,823
Certificates of deposit and placements from banks and other financial institutions	V.29	248,482	146,908
Financial liabilities at fair value through profit or loss	V.30	86,655	98,725
Derivative financial instruments	V.17	27,262	14,323
Due to customers	V.31	4,400,111	4,091,118
Bonds issued	V.32	64,391	60,173
Other borrowings	V.33	51,708	63,398
Current tax liabilities		21,045	18,149
Retirement benefit obligations	V.34	7,231	7,444
Deferred income tax liabilities	V.36	2,894	3,029
Other liabilities	V.37	182,843	153,456
Total liabilities		5,540,560	4,914,697
EQUITY			
Capital and reserves attributable to equity holders of the Bank			
Share capital	V.38	253,839	253,839
Capital reserve	V.38	66,592	66,617
Statutory reserves	V.39	15,448	10,380
General and regulatory reserves	V.39	24,911	13,934
Undistributed profits	V.39	68,480	38,425
Reserve for fair value changes of available for sale securities	V.40	(1,506)	2,009
Currency translation differences		(7,289)	(2,071)
Treasury shares	V.38	(45)	(216)
		420,430	382,917
Minority interest		30,227	30,039
Total equity		450,657	412,956
Total equity and liabilities		5,991,217	5,327,653

XIAO Gang
Director

LI Lihui
Director

BANK OF CHINA LIMITED

BALANCE SHEET
AS AT 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

		As at 31 December	
	Note	**2007**	**2006**
ASSETS			
Cash and due from banks	V.13	66,348	37,842
Balances with central banks	V.14	721,433	354,881
Placements with banks and other financial institutions	V.15	285,357	303,002
Government certificates of indebtedness for bank notes issued	V.28	1,792	1,713
Precious metals		42,782	40,542
Financial assets at fair value through profit or loss	V.16	82,682	76,581
Derivative financial instruments	V.17	30,971	16,363
Loans and advances to customers, net	V.18	2,336,067	1,971,865
Investment securities	V.19		
- available for sale		568,887	706,739
- held to maturity		285,067	287,398
- loans and receivables		424,289	458,606
Investment in subsidiaries	V.21	49,014	45,451
Investment in associates and joint ventures	V.22	19	21
Property and equipment	V.23	50,453	49,473
Investment property	V.24	1,362	620
Deferred income tax assets	V.36	18,080	21,843
Other assets	V.25	41,312	30,272
Total assets		**5,005,915**	**4,403,212**

BANK OF CHINA LIMITED

BALANCE SHEET (continued)
AS AT 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

	Note	As at 31 December 2007	2006
LIABILITIES			
Due to banks and other financial institutions	V.26	311,831	164,376
Due to central banks	V.27	90,454	42,349
Bank notes in circulation	V.28	1,919	1,909
Certificates of deposit and placements from banks and other financial institutions	V.29	251,890	146,596
Financial liabilities at fair value through profit or loss	V.30	72,755	81,441
Derivative financial instruments	V.17	16,001	9,643
Due to customers	V.31	3,617,889	3,358,565
Bonds issued	V.32	63,162	60,173
Other borrowings	V.33	38,121	46,006
Current tax liabilities		19,454	16,757
Retirement benefit obligations	V.34	7,231	7,444
Deferred income tax liabilities	V.36	44	32
Other liabilities	V.37	128,684	112,527
Total liabilities		4,619,435	4,047,818
EQUITY			
Capital and reserves attributable to equity holders of the Bank			
Share capital	V.38	253,839	253,839
Capital reserve	V.38	66,162	66,166
Statutory reserves	V.39	14,348	9,714
General and regulatory reserves	V.39	22,025	11,393
Undistributed profits	V.39	35,234	14,385
Reserve for fair value changes of available for sale securities	V.40	(5,704)	(1,038)
Currency translation differences		576	935
Total equity		386,480	355,394
Total equity and liabilities		5,005,915	4,403,212

XIAO Gang
Director

LI Lihui
Director

BANK OF CHINA LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

		Attributable to equity holders of the Bank									
	Note	Share capital	Capital reserve	Statutory reserves	General and regulatory reserves	Undistributed profits	Reserve for fair value changes of available for sale securities	Currency translation differences	Treasury shares	Minority interest	**Total**
As at 1 January 2007		253,839	66,617	10,380	13,934	38,425	2,009	(2,071)	(216)	30,039	412,956
Net profit		-	-	-	-	56,248	-	-	-	5,788	62,036
Appropriation to statutory reserves	V.39	-	-	5,068	-	(5,068)	-	-	-	-	-
Appropriation to general reserve and regulatory reserve	V.39	-	-	-	10,977	(10,977)	-	-	-	-	-
Net change in fair value of available for sale securities, net of tax	V.40	-	-	-	-	-	(3,515)	-	-	(111)	(3,626)
Exercise of subsidiary share options		-	-	-		-	-	-	-	30	30
Net change in treasury shares	V.38	-	-	-	-	-	-	-	171	-	171
Dividends	V.39	-	-	-	-	(10,154)	-	-	-	(3,584)	(13,738)
Currency translation differences		-	-	-	-	-	-	(5,218)	-	(1,984)	(7,202)
Others		-	(25)	-	-	6	-	-	-	49	30
As at 31 December 2007		253,839	66,592	15,448	24,911	68,480	(1,506)	(7,289)	(45)	30,227	450,657

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

		Attributable to equity holders of the Bank									
	Note	Share capital	Capital reserve	Statutory reserves	General and regulatory reserves	Undistributed profits	Reserve for fair value changes of available for sale securities	Currency translation differences	Treasury shares	Minority interest	Total
As at 1 January 2006		209,427	(5,954)	5,987	5,109	10,188	1,899	(237)	-	29,100	255,519
Issue of ordinary shares	V.38	44,412	72,567	-	-	-	-	-	-	-	116,979
Net profit		-	-	-	-	42,830	-	-	-	5,434	48,264
Appropriation to statutory reserves	V.39	-	-	4,393	-	(4,393)	-	-	-	-	-
Appropriation to general reserve and regulatory reserve	V.39	-	-	-	8,828	(8,828)	-	-	-	-	-
Net change in fair value of available for sale securities, net of tax	V.40	-	-	-	-	-	110	-	-	33	143
Exercise of subsidiary share options		-	-	-	-	-	-	-	-	33	33
Net change in treasury shares	V.38	-	-	-	-	-	-	-	(216)	-	(216)
Dividends	V.39	-	-	-	-	(1,375)	-	-	-	(3,391)	(4,766)
Currency translation differences		-	-	-	-	-	-	(1,834)	-	(1,087)	(2,921)
Others		-	4	-	(3)	3	-	-	-	(83)	(79)
As at 31 December 2006		253,839	66,617	10,380	13,934	38,425	2,009	(2,071)	(216)	30,039	412,956

BANK OF CHINA LIMITED

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

	Note	2007	2006
Cash flows from operating activities			
Profit before income tax		90,697	67,937
Adjustments:			
Impairment losses on loans and advances		8,252	12,342
Impairment losses on investment securities		12,263	46
Depreciation of property and equipment		5,981	5,209
Amortization of intangible assets and other assets		1,113	817
Net gains on disposal of property and equipment and other long-term assets		(626)	(569)
Net gains on disposal of investment in subsidiaries, associates and joint ventures		(222)	(789)
Share of results of associates and joint ventures		(1,263)	(632)
Interest expense arising from bonds issued		2,933	2,840
Net changes in operating assets and liabilities:			
Net increase in balances with central banks		(316,782)	(69,063)
Net (increase)/decrease in due from banks and placements with banks and other financial institutions		(10,256)	5,266
Net increase in loans and advances to customers		(425,019)	(197,956)
Net decrease in other borrowings		(11,690)	(6,158)
Net decrease/(increase) in investment securities		98,439	(151,786)
Net increase in precious metals		(2,329)	(15,109)
Net (increase)/decrease in other assets		(1,312)	1,060
Net increase in due to banks and other financial institutions		146,071	44,560
Net increase in due to central banks		48,111	12,319
Net increase/(decrease) in certificates of deposit and placements from banks and other financial institutions		101,574	(65,718)
Net increase in due to customers		308,993	391,654
Net increase in other liabilities		18,851	20,672
Net cash from operating activities		73,779	56,942
Income tax paid		(22,396)	(25,536)
Net cash inflows from operating activities		51,383	31,406

BANK OF CHINA LIMITED

CONSOLIDATED CASH FLOW STATEMENT (continued)
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

	Note	2007	2006
Cash flows from investing activities			
Proceeds from disposal of property and equipment, intangible assets and other long-term assets		4,179	1,732
Proceeds from disposal of investment in subsidiaries, associates and joint ventures		466	1,120
Dividends received		523	320
Purchase of property and equipment, intangible assets and other long-term assets		(12,346)	(7,425)
Acquisition of a subsidiary, net of cash acquired		-	(5,373)
Payment for increase of investment in associates and joint ventures		(172)	(185)
Net cash outflows from investing activities		(7,350)	(9,811)
Cash flows from financing activities			
Proceeds from issuance of ordinary shares		-	117,423
Cash received from issuance of bonds		4,229	-
Proceeds from minority equity holders of a subsidiary upon exercise of subsidiary share options		30	33
Proceeds from minority equity holders of subsidiaries		16	55
Net sale / (purchase) of treasury shares		171	(216)
Cash payments for interest on bonds issued		(2,963)	(2,774)
Dividend payments to equity holders of the Bank		(10,154)	(1,375)
Dividend payments to minority equity holders		(3,584)	(3,391)
Payment of bonds / share issuance costs		(20)	(413)
Net cash (outflows)/inflows from financing activities		(12,275)	109,342
Effect of exchange rate changes on cash and cash equivalents		(22,765)	(8,105)
Net increase in cash and cash equivalents		**8,993**	**122,832**
Cash and cash equivalents at beginning of year		519,944	397,112
Cash and cash equivalents at end of year	V.42	**528,937**	**519,944**

(Amount in millions of Renminbi, unless otherwise stated)

I GENERAL INFORMATION AND PRINCIPAL ACTIVITIES

Bank of China Limited ("the Bank"), formally known as Bank of China, was founded on 5 February 1912. From its formation until 1949, the Bank performed various functions of a central bank, foreign exchange bank and commercial bank specialising in trade finance. Following the founding of the People's Republic of China (the "PRC") in 1949, the Bank was designated as a specialised foreign exchange bank. Since 1994, the Bank has evolved into a state-owned commercial bank. In this regard, in accordance with the Master Implementation Plan for the Joint Stock Reform approved by the State Council of the PRC, the Bank was converted into a joint stock commercial bank on 26 August 2004 and its name was changed from Bank of China to Bank of China Limited. In 2006, the Bank listed on the Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange respectively.

The Bank is licensed as a financial institution by the China Banking Regulatory Commission (the "CBRC") [No. B0003H111000001] and is registered as a business enterprise with the State Administration of Industry and Commerce of the PRC [No. 1000001000134].

The Bank and its subsidiaries (together "the Group") provide a full range of corporate banking, personal banking, treasury operations, investment banking, insurance and other related financial services to its customers in the PRC, Hong Kong Special Administrative Region of the PRC ("Hong Kong"), Macau Special Administrative Region of the PRC ("Macau"), and other major international financial centres.

The Head Office of the Bank and its branches operating in the PRC are referred to as Domestic Operations. Branches and subsidiaries domiciled outside the PRC, including those located in Hong Kong, are referred to as Overseas Operations.

The Bank's principal regulator is the CBRC. The Overseas Operations of the Group are subject to the supervision of local regulators.

The parent company is Central SAFE Investments Limited ("Huijin") which owns 67.49 % of the ordinary shares of the Bank at 31 December 2007.

These financial statements have been approved by the Board of Directors on 25 March 2008.

(Amount in millions of Renminbi, unless otherwise stated)

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

1 Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRSs") (IFRSs is a collective term which includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IAS") and Interpretations) issued by the International Accounting Standards Board ("IASB") and the disclosure requirements of the Hong Kong Companies Ordinance.

The consolidated financial statements have been prepared under the historical cost convention, as modified by available for sale investments, financial assets and financial liabilities (including derivative instruments) at fair value and investment properties.

The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note IV.

(1) Standards, amendments and interpretations to existing standards effective in 2007 or early adopted

- IFRS 7, Financial Instruments: Disclosures and IAS 1 (Amendment), Presentation of Financial Statements-Capital Disclosures, are effective for annual accounting periods beginning on or after 1 January 2007. IFRS 7 introduces certain new disclosures relating to financial instruments while incorporating many of the requirements in IAS 32. IFRS 7 supersedes IAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and the disclosure requirements of IAS 32 Financial Instruments: Disclosure and Presentation. The Group has adopted IFRS 7 and the amendment to IAS 1 and the key impacts are more qualitative and quantitative disclosures primarily related to fair value measurement and risk management. Accordingly the adoption of this standard has no effect on the Group's results of operations or financial position.

- IFRIC 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006). IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The Group has applied IFRIC 9 from 1 January 2007, and it has no impact on the Group's financial statements.

- IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006). IFRIC 10 prohibits the impairment losses recognised in an interim period on goodwill, investment in equity instruments and investment in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group has applied IFRIC 10 from 1 January 2007, and it has no impact on the Group's financial statements.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

1 Basis of presentation (continued)

(2) Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group

- IAS 1 (Revised), Presentation of Financial Statements is effective for accounting periods beginning on or after 1 January 2009. The revised standard is aimed at improving users' ability to analyse and compare the information given in financial statements. IAS 1 (Revised) affects the presentation of owner changes in equity and of comprehensive income. All owner changes in equity are required to be presented in a statement of changes in equity, and all non-owner changes in equity are required to be presented in a statement of comprehensive income (or in an income statement and a statement of comprehensive income). The revised standard does not change the recognition, measurement or disclosure of specific transactions and other events required by other IFRSs. This standard will have no impact on the Group's operating results or financial position.

- IAS 32 and IAS 1 (Amendment), Puttable Financial Instruments and Obligations Arising on Liquidation is effective from 1 January 2009. The amendment requires some puttable financial instruments and some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation to be classified as equity. The amendment is not expected to have any impact on the Group's operating results or financial position.

- IAS 27 (Revised), Consolidated and Separate Financial Statements is effective for all transactions for which the transaction date is on or after the first accounting period beginning on or after 1 July 2009. The revised standard requires changes in a parent's ownership interest in a subsidiary that do not result in the loss of control to be accounted for within equity. The standard also specifies the accounting when control is lost after which any remaining interest in the entity is remeasured to fair value and a gain or loss is recognised in profit or loss. Non controlling interests must be presented separately from the equity of the owners of the parent. Total comprehensive income must be attributed to the owners of the parent and to the non controlling interests even if this results in the non-controlling interests having a deficit balance. Transactions with minority interests that occurred prior to the adoption of IAS 27 (Revised) are not restated. This standard is not expected to have a material effect on the Group's operating results or financial position.

- IFRS 3 (Revised), Business Combinations is effective for business combinations for which the acquisition date is on or after the first accounting period beginning on or after 1 July 2009. IFRS 3 (Revised) supersedes IFRS 3 Business Combinations and is a further development of the acquisition method of accounting for business combinations. Business combinations by contract alone or involving only mutual entities are brought into the scope of the standard. Common control transactions and the formation of joint ventures remain outside the scope of the standard. The standard amends the definition of a business to one for which a particular integrated set of activities and assets is capable of being conducted and managed as a business by a market participant. Business combinations that occurred prior to the adoption of IFRS 3 (Revised) are not restated. This standard is not expected to have a material effect on the Group's operating results or financial position.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

1 Basis of presentation (continued)

(2) Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group (continued)

- IFRS 8, Operating Segments is effective for annual periods beginning on or after 1 January 2009. IFRS 8 supersedes IAS 14, Segment Reporting, under which segments were identified and reported on the basis of a risk and return analysis. Items were reported on the basis of the accounting policies used for external reporting. Under IFRS 8, segments are components of an entity regularly reviewed by an entity's chief operating decision-maker. Items are reported based on internal reporting. This standard is not expected to have a material effect on the Group's operating results or financial position.

- IFRIC 11, IFRS 2 - Group and Treasury Share Transactions is effective for annual periods beginning on or after 1 March 2007. This interpretation addresses how to apply IFRS 2, Share-based Payments, to share-based payment arrangements involving the parent company's own equity instruments or equity instruments of another entity in the same group. It clarifies the accounting by a subsidiary when its employees receive shares of its parent as equity-settled or cash-settled transactions. It also addresses the accounting for share-based payment transactions involving two or more entities within one group. This interpretation is not expected to have a material effect on the Group's operating results or financial position.

- IFRIC 13 - Customer Loyalty Programmes is effective for annual periods beginning on or after 1 July 2008 and addresses accounting by entities that grant loyalty award credits (such as "points" or "travel miles") to customers as incentive to buy their goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services ("awards") to customers who redeem award credits. This interpretation is not expected to have a material effect on the Group's operating results or financial position.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

1 Basis of presentation (continued)

2 Consolidation

(1) Subsidiaries

Subsidiaries are all entities over which the Group has control, that is, having the power to govern the financial and operating policies so as to obtain benefits from its activities, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets (including intangible assets) acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the consolidated income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the transaction provides evidence of impairment of the assets transferred. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Bank's balance sheets, investment in subsidiaries is accounted for using the cost method of accounting and is initially recognised at cost.

The Group assesses at each balance sheet date whether there is objective evidence that investment in subsidiaries is impaired. An impairment loss is recognised for the amount by which the investment in subsidiaries' carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the investment in subsidiaries' fair value less costs to sell and value in use.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

2 Consolidation (continued)

(2) Associates and joint ventures

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Joint ventures exist where the Group has a contractual arrangement with one or more parties to undertake economic activities which are subject to joint control.

Investment in associates and joint ventures is accounted for using the equity method of accounting and are initially recognised at cost. The Group's investment in associates and joint ventures includes goodwill.

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in the associates or joint ventures; unrealised losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. Accounting policies of associates and joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group assesses at each balance sheet date whether there is objective evidence that investment in associates and joint ventures are impaired. An impairment loss is recognised for the amount by which the investment in associates and joint ventures' carrying amount exceeds its recoverable amount. The recoverable amount is the higher of investment in associates and joint ventures' fair value less costs to sell and value in use.

In the Bank's balance sheets, the investment in associates and joint ventures is accounted for using the cost method of accounting and is initially recognised at cost.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

3 Foreign currency translation

(1) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). These financial statements are presented in Renminbi ("RMB"), which is the Bank's functional and presentation currency.

(2) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions, or the exchange rates that approximate the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions are recognised in the income statement.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the foreign exchange rates ruling at that date. Translation differences on monetary assets and liabilities, except monetary securities classified as available for sale, are recognised in the income statement. Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences resulting from changes in the amortised cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in the income statement, and other changes in the carrying amount are recognised in available for sale reserve in equity.

Non-monetary assets and liabilities that are measured at historical cost in foreign currencies are translated into Renminbi using the foreign exchange rates at the date of the transaction. Non-monetary assets and liabilities that are measured at fair value in foreign currencies are translated using the foreign exchange rates at the date the fair value is determined. Translation differences on non-monetary financial assets classified as available for sale are included in the available for sale reserve in equity. Translation differences on non-monetary financial assets and liabilities held at fair value through profit or loss are recognised as "Net trading gains/(losses)" in the income statement.

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i. assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
ii. income and expenses for each income statement are translated at exchange rates at the date of the transactions, or a rate that approximates the exchange rates of the date of the transaction; and
iii. all resulting exchange differences are recognised as a separate component of equity.

When a foreign entity is sold, these exchange differences are recognised in the income statement.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

4 Interest income and expense

Interest income and expense for all interest-bearing financial instruments, except derivatives, are recognised within "Interest income" and "Interest expense" in the income statement using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all amounts paid or received by the Group that are an integral part of the effective interest rate, including transaction costs and all other premiums or discounts.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

5 Fee and commission income

Fees and commissions are recognised on an accrual basis when the related service has been provided.

Fees and commissions that are not integral part of the effective yield are recognised on an accrual basis rateably over the period when the related service has been provided, such as administration fee, asset management fee and custodian service fee. Loan syndication fees are recognised as revenue when the related syndication arrangement has been completed and the Group has retained no part of the loan package for itself or has retained a part at the same effective interest rate as that of other participants.

Commission and fees arising from negotiating, or participating in the negotiation of, a transaction for a third party, such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses, are generally recognised on completion of the underlying transaction.

Portfolio management advisory and other service fees are recognised based on the applicable service contracts, usually on a time-apportionate basis. Fund management fees and custodian service fees are recognised rateably over the period that the service is provided.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

6 Derivative financial instruments

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value through profit or loss. Fair values are obtained from quoted market prices in active markets, and through the use of valuation techniques. These include the use of recent arm's length transactions between knowledgeable, willing parties, reference to the current fair value of other instruments that are substantially the same, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. When such evidence exists, the Group recognises profits on the day of transaction.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the hybrid contract is not a financial asset or liability designated at fair value through profit or loss.

While certain derivative transactions are intended to provide effective economic hedges of specific interest rate and foreign exchange risks, they are not designated as accounting hedges and therefore fair value changes are reported in "Net trading gains/(losses)".

Interest income and expense for derivatives is recognised in "Net trading gains/(losses)" in the income statement.

7 Financial assets

The Group classifies its financial assets into four categories: financial assets at fair value through profit or loss; loans and receivables; held to maturity investments and available for sale investments. Management determines the classification of its financial assets at initial recognition.

(1) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held-for-trading, and those designated at fair value through profit or loss at inception.

A financial asset which has been acquired or received principally for the purpose of selling in the near term or is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking, is classified as held-for-trading.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

7 Financial assets (continued)

(1) Financial assets at fair value through profit or loss(continued)

A financial asset is classified as fair value through profit or loss at inception if it meets following criteria and is designated as such by management on initial recognition:

- the designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the financial assets or financial liabilities or recognizing the gains and losses on them on different bases;
- a group of financial assets or a group of financial assets and financial liabilities is managed and evaluated on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis; or
- financial assets contain one or more embedded derivatives which significantly modify the cash flows.

These financial assets are recognised initially at fair value, with transaction costs taken directly to the income statement on the trade date and are subsequently remeasured at fair value. Gains and losses from changes in the fair value of such financial assets (excluding interest accruals) are reported in "Net trading gains/(losses)" in the income statement. The accrual of interest is reported in "Interest income".

(2) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including balances with central banks, due from banks, placements with banks and other financial institutions, investment securities classified as loans and receivables and loans and advances to customers, other than: (a) those that the entity intends to sell immediately or in the short term, which are classified as held-for-trading, and those that the entity upon initial recognition designates as at fair value through profit or loss; (b) those that the entity upon initial recognition designates as available for sale; or (c) those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration.

Investment securities classified as loans and receivables are recognised on trade date. Other loans and receivables are recognised when cash is advanced to borrowers. They are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest rate.

The Group transfers (or "re-discounts") certain trade bills to banks and other financial institutions. These trade bills are derecognised on transfer when all risks and rewards have been transferred. When the criteria for de-recognition have not been met, the related transactions are accounted for as secured borrowings and an obligation is recorded as placements from banks and other financial institutions.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

7 Financial assets (continued)

(3) Held to maturity

Financial assets classified as held to maturity are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has both the positive intention and the ability to hold to maturity and that do not meet the definition of loans and receivables nor are designated at fair value through profit or loss or available for sale. If the Group were to sell or reclassify as available for sale investments more than an insignificant amount of held to maturity investments, the entire category would be tainted and reclassified as available for sale investments. They are initially recorded at fair value plus any directly attributable transaction costs on the trade date and are subsequently measured at amortised cost using the effective interest rate.

(4) Available for sale

Financial assets classified as available for sale are non-derivatives that are either designated as such or are not classified in any of the other categories.

Available for sale financial assets are initially recorded at fair value plus any directly attributable transaction costs on the trade date and subsequently re-measured at fair value. Gains and losses arising from changes in the fair value are recognised directly in equity, until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity should be recognised in profit or loss. Interest calculated using the effective interest method is recognised in the income statement. Dividends on equity instruments classified as available for sale are recognised in the income statement when the Group's right to receive payment is established.

(5) Derecognition of financial assets

Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

(6) Determination of fair value

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active or the security is unlisted, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions between knowledgeable, willing parties, reference to the current fair value of other instruments that are substantially the same, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

8 Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

(i) significant financial difficulty of the issuer or obligor;
(ii) a breach of contract, such as a default or delinquency in interest or principal payments;
(iii) the Group granting to the borrower, for economic or legal reasons relating to the borrower's financial difficulty, a concession that the lender would not otherwise consider;
(iv) it becoming probable that the borrower will enter into bankruptcy or other financial reorganization;
(v) the disappearance of an active market for that financial asset because of financial difficulties;
(vi) observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including adverse changes in the payment status of borrowers in the group or national or local economic conditions that correlate with defaults on the assets in the group;
(vii) any significant change with an adverse effect that has taken place in the technological, market, economic or legal environment in which the issuer operates and indicates that the cost of the investment in the equity instrument may not be recovered;
(viii) a significant or prolonged decline in the fair value of the equity instrument investment; or
(ix) other objective evidences indicating impairment of the financial asset.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant. If there is objective evidence of impairment, the impairment loss is recognised in the income statement. The Group performs a collective assessment for all other financial assets that are not individually significant or for which impairment has not yet been identified by including the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

8 Impairment of financial assets (continued)

(1) Assets carried at amortised cost

Impairment loss for loans and receivables or held to maturity investment securities is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. For financial assets with variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

For the purposes of a collective assessment of impairment, financial assets are grouped on the basis of similar and relevant credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

Estimates of changes in future cash flows for groups of assets should reflect and be directionally consistent with changes in related observable data from period to period. The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

When a loan is uncollectable, it is written off against the related allowances for loan impairment after all the necessary procedures have been completed. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses on loans and advances in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account and recognised in the income statement. The reversal shall not result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised at the date the impairment is reversed.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

8 Impairment of financial assets(continued)

(2) Assets classified as available for sale

If objective evidence of impairment exists for available for sale financial assets, the cumulative loss is removed from equity and recognised in the income statement and is measured as the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss.

If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement. With respect to equity instruments, such reversals are made through the available for sale reserve within equity.

9 Financial liabilities

The Group classifies its financial liabilities into two categories: financial liabilities at fair value through profit or loss and other financial liabilities. Management determines the classification of its financial liabilities at initial recognition.

(1) Financial liabilities at fair value through profit or loss

This category has two sub-categories: financial liabilities held-for-trading, and those designated at fair value through profit or loss at inception.

A financial liability which is incurred principally for the purpose of repurchasing in the near term or is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking, is classified as held-for-trading.

A financial liability is classified as fair value through profit or loss at inception if it meets the following criteria and is designated as such by management on initial recognition :

- the designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the financial assets or financial liabilities or recognising the gains and losses on them on different bases;

- a group of financial liabilities, or a group of financial assets and financial liabilties is managed and evaluated on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis; or

- financial liabilities contain one or more embedded derivatives which significantly modify the cash flows.

These liabilities are recognised initially at fair value, with transaction costs taken directly to the income statement on the trade date and are subsequently remeasured at fair value. Gains and losses from changes in the fair value of such financial liabilities (excluding interest accruals) are reported in "Net trading gains/(losses)" in the income statement. The accrual of interest is reported in "Interest expenses".

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

9 Financial liabilities (continued)

(2) Other financial liabilities

Other financial liabilities including due to customers, borrowings and bonds issued, are recognised initially at fair value, net of transaction costs incurred. Other financial liabilities are subsequently measured at amortised cost using the effective interest rate.

If the Group purchases its own debt, it is removed from the consolidated balance sheet, and the difference between the carrying amount of a liability and the consideration paid is included in the consolidated income statement.

(3) De-recognition of financial liabilities

Financial liabilities are derecognised when the obligations specified in the contracts are discharged, cancelled or expire.

10 Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

11 Insurance contracts

(1) Insurance contracts classification, recognition and measurement

The Group's insurance subsidiaries issue insurance contracts that transfer significant insurance risk. As a general guideline, the Group defines as significant insurance risk the possibility of having to pay benefits on the occurrence of an insured event that are at least 10% more than the benefit payable if the insured event did not occur. The Group issues general insurance contracts, which cover casualty and property insurance risk, and long-term insurance contracts, which insure events associated with human life (for example death, or survival) over a long duration. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

Premiums on general insurance contracts are recognised as revenue (earned premiums) proportionally over the period of coverage. The portion of premium received on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium liability. Premiums are recognised before the deduction of commissions.

Claims and loss adjustment expenses are charged to the income statement as incurred based on the estimated liability for compensation owed to contract holders or third parties damaged by the contract holders. They include direct and indirect claims settlement costs and arise from events that have occurred up to the balance sheet date even if they have not yet been reported to the Group.

Premiums on long-term insurance contracts are recognised as revenue when they become payable by the contract holders. Premiums are recognised before the deduction of commissions. Benefits and claims are recorded as an expense when they are incurred. A liability for contractual benefits that are expected to be incurred in the future is recorded when premiums are recognised. For certain long-term insurance contracts (linked long-term insurance contracts) with embedded derivatives linking payments on the contract to units of an investment fund set up by the Group with the consideration received from the contract holders, the liability is adjusted for all changes in the fair value of the underlying assets, and includes a liability for contractual benefits that are expected to be incurred in the future which is recorded when the premiums are recognised.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

11 Insurance contracts (continued)

(2) Deferred policy acquisition costs ("DAC")

Commissions and other acquisition costs for general insurance contracts that vary with and are related to securing new contracts and renewing existing contracts are capitalized as DAC, recognised in "Other assets". All other costs are recognised as expenses when incurred. The DAC is subsequently amortised over the terms of the policies as premiums are earned.

(3) Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities (including unearned premium in the case of general insurance contracts). In performing these tests, current best estimates of future contractual cash flows and claims handling and administration expenses, as well as investment income from the assets backing such liabilities, are used. Any deficiency is immediately charged to the income statement, with a provision established for losses arising from the liability adequacy test.

12 Repurchase agreements, agreements to re-sell and securities lending

Securities and bills sold subject to repurchase agreements ("Repos") are recorded as "Investment securities" or "Loans and advances to customers, net". The counterparty liability is included in "Placements from banks and other financial institutions" or "Due to central banks", as appropriate. Securities and bills purchased under agreements to resell ("Reverse repos") are recorded as "Placements with banks and other financial institutions" or "Balances with central banks" as appropriate. The difference between purchase and sale price is recognised as interest expense or interest income in the income statement over the life of the agreements using the effective interest method.

Securities lending transactions are generally secured, with collateral taking the form of securities or cash. Securities lent to counterparties by the Group are retained in the financial statements and cash collateral received is recognised as a liability. Securities borrowed from counterparties by the Group are not recognised in the financial statements of the Group and cash collateral advanced is recognised in the financial statements.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

13 Leases

(1) Finance lease

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases.

When the Group is a lessee under finance leases, the leased assets are capitalized initially at the fair value of the asset or, if lower, the present value of the minimum lease payments.
The corresponding liability to the lessor is included in "Other liabilities". Finance charges are charged over the term of the lease using an interest rate which reflects a constant rate of return.

When the Group is a lessor under finance leases, the present value of the aggregation of the minimum lease payment receivable from the lessee, unguaranteed residual value and initial direct costs is recognised as a receivable in "Other assets". The difference between the aggregation of the minimum lease payment receivable from the lessee, unguaranteed residual value and initial direct costs and their present value is recognised as unearned finance income. Lease income is recognised over the term of the lease using an interest rate which reflects a constant rate of return.

(2) Operating lease

All leases other than finance leases are classified as operating leases.

When the Group is the lessee under an operating lease, rental expenses are charged to the income statement on a straight-line basis over the period of the lease.

When the Group is the lessor under operating leases, the assets subject to the operating lease are still accounted for as the Group's assets. Rental income is recognised on a straight-line basis over the lease term.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

14 Precious metals, precious metal deposits and precious metals swaps

Precious metals comprise gold, silver and other precious metals. Precious metals that are not related to the Group's precious metals trading activities are carried at lower of cost and net realisable value. Precious metals that are related to the Group's trading activities are initially recognised at fair value and re-measured at fair value less cost to sell with changes in fair value less cost to sell included in "Net trading gains/(losses)" in the income statement.

The Group receives all risks and rewards of ownership related to bullion deposited with the Group as bullion deposits, including the right to freely pledge or transfer, and it records the gold bullion received as an asset. A liability to return the amount of gold bullion deposited is also recognised. This obligation is measured at cost unless the Group does not possess sufficient gold bullion to meet the obligation giving rise to the liability. To the extent the liability exceeds the related asset, the open position is marked to market.

Gold bullion and other precious metals sold subject to linked repurchase agreements are not derecognised and the related counter-party liability is recorded in "Placements from banks and other financial institutions" or "Due to central bank", as appropriate.

15 Property and equipment

(1) Buildings, equipment and motor vehicles, etc.

Buildings comprise primarily branches and office premises. All buildings, equipment and motor vehicles, etc. are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items.

Subsequent costs are included in an asset's carrying amount, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Depreciation is calculated on the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives as follows:

Buildings	15-50 years
Equipment	3-15 years
Motor vehicles	4-6 years

The residual values and useful lives of assets are reviewed, and adjusted if appropriate, at each balance sheet date.

Buildings, equipment and motor vehicles, etc. are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and value in use.

Gains and losses on disposals are determined by the difference between proceeds and carrying amount, relevant taxes and expenses. These are included in the income statement.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

15 Property and equipment (continued)

(2) Aircraft

Aircraft are stated at cost less accumulated depreciation and any impairment loss. Modifications, improvements and all other costs associated with maintaining the aircraft in a serviceable state are capitalized.

Aircraft are depreciated using the straight-line method over a period of 25 years, being the expected useful life, less the years of their service at the time of purchase to an estimated residual value.

Aircraft are periodically reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Gains and losses on disposal of the aircraft are determined by comparing proceeds with carrying amount, relevant taxes and expenses. These are included in the income statement.

(3) Construction in progress

Construction in progress consists of assets under construction or being installed and is stated at cost. Cost includes equipment cost, cost of construction, installation and other direct costs. Items classified as construction in progress are transferred to property and equipment when such assets are ready for their intended use and the depreciation charge commences after such assets are transferred to property and equipment.

Impairment losses are recognised for idle projects with respect to which management has determined that resumption in the foreseeable future is not probable.

16 Investment properties

Investment property, principally consisting of office buildings, is held to generate rental income or earn capital gains or both and is not occupied by the Group. Investment property is carried at fair value and changes in fair value are recorded in income statement, representing open market value determined periodically by independent appraisers.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

17 Repossessed assets

Repossessed assets are initially recognised at fair value and subsequently measured at lower of carrying amount and fair value less costs to sell.

18 Intangible assets

Intangible assets principally comprise computer software and options and firm orders for aircraft.

Computer software is stated at cost less accumulated amortization and impairment. These costs are amortised on a straight-line basis over their estimated useful lives with the amortization recognised in the income statement.

Options and firm orders for aircraft which arose from the acquisition of a subsidiary were initially recorded at fair value at the date of acquisition. The value of such options and firm orders are not amortised and will be added to the cost of aircraft when the related aircraft are purchased. The value of options and firm orders is reviewed for impairment at each reporting date.

Computer software is periodically reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which computer software's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of computer software's fair value less costs to sell and value in use.

19 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

20 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with an original maturity of less than three months, including: cash, non-restricted balances with central banks, due from banks, placements with banks and other financial institutions, and short-term bills and notes classified as financial assets at fair value through profit or loss and investment securities.

21 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

22 Employee benefits

(1) Defined contribution plans

In accordance with the policies of relevant state and local governments, domestic employees participate in various defined contribution retirement schemes administered by local Labour and Social Security Bureaus. Domestic Operations contribute to pension and insurance schemes administered by the local pension and insurance agencies using applicable contribution rates stipulated in the relevant local regulations. Upon retirement, the local Labour and Social Security Bureaus are responsible for the payment of the basic retirement benefits to the retired employees. In addition to these basic staff pension schemes, domestic employees who retired after 1 January 2004 can also voluntarily participate in a defined contribution plan established by the Bank ("the Annuity Plan"). The Bank contributes to the Annuity Plan based on certain percentages of the employees' gross salaries.

All eligible employees in Overseas Operations participate in local defined contribution schemes. Overseas Operations contribute to these defined contribution plans based on certain percentages of the employees' basic salaries.

Contributions made by the Group to the retirement schemes described above are recorded as an expense in the income statement as incurred. Forfeited contributions by those employees who leave the schemes prior to the full vesting of their contributions are used to reduce the existing level of contributions or retained in the retirement schemes in accordance with the requirements of the respective defined contribution plans.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

22 Employee benefits (continued)

(2) Retirement benefit obligations

The Group has paid supplemental retirement benefits to domestic employees who retired prior to 31 December 2003 and early retirement benefits to those employees who accepted an early retirement arrangement.

Supplemental retirement benefits include supplemental pension payments and medical expense coverage.

Early retirement benefits have been paid to those employees who accept voluntary retirement before the normal retirement date, as approved by management. The related benefit payments are made from the date of early retirement to the normal retirement date.

The liability related to the above supplemental benefit obligation and early retirement obligations existing at each year-end, is calculated by the independent actuaries using the projected unit credit method and is recorded as a liability under "Retirement benefit obligations" in the balance sheet. The present value of the liability is determined through estimated future cash outflows using interest rates of RMB treasury bills which have terms to maturity approximating the terms of the related liability. The gains or losses including those arising from the changes in actuarial assumptions and amendments to pension plans are charged or credited to the income statement immediately as they occur.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

22 Employee benefits (continued)

(3) Housing funds

Pursuant to local government regulations, all domestic employees participate in various local housing funds administered by local governments. Domestic Operations contribute on a monthly basis to these funds based on certain percentages of the salaries of the employees. These payments are expensed as incurred.

(4) Share-based compensation

(a) Equity-settled share-based compensation schemes

A subsidiary of the Group operates a number of equity-settled share-based compensation schemes. The fair value of the employee services received in exchange for the grant of the options under these schemes is recognised as an expense over the vesting period, with a corresponding increase in equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions. The fair value of the equity instruments is measured at grant date, and is not subsequently re-measured. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and capital reserve when the options are exercised.

(b) Cash-settled share-based compensation scheme

The Group also operates a cash-settled share appreciation rights plan. The related cost of services received from the employees and the liability to pay for such services are measured at fair value and recognised over the vesting period as the employees render services. Fair value is established at the grant date, re-measured at each reporting date with any changes in fair value recognised in profit or loss for the period and derecognised until the liability is settled.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the rights granted, excluding the impact of any non-market vesting conditions. Non-market conditions are included in the assumptions about the number of rights that are expected to vest. At each balance sheet date, the entity revises its estimates of the number of rights that are expected to vest. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to liability.

(5) Bonus plans

The Group recognises a liability and an expense for bonuses, taking into consideration its business performance and profit attributable to the Bank's equity holders. The Group recognises a liability where contractually obliged or where there is a past practice that has created a constructive obligation.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

23 Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

The principal temporary differences arise from asset impairment allowances, revaluation of certain financial assets and liabilities including derivative contracts, depreciation of property and equipment, provisions for pension and other employee benefit costs.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which deductible temporary differences can be utilized unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that

(i) is not a business combination; and
(ii) at the time of the transaction, affects neither accounting profit nor taxable profit/(tax loss).

However, for deductible temporary differences associated with investment in subsidiaries, branches and associates, and interests in joint ventures, a deferred tax asset is recognised to the extent that, and only to the extent that, it is probable that

(i) the temporary difference will reverse in the foreseeable future; and
(ii) taxable profit will be available against which the temporary difference can be utilised.

Deferred tax liability shall be recognised for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

(i) the initial recognition of goodwill; or

(ii) the initial recognition of an asset or liability in a transation which:

- is not a business combination; and
- at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Deferred income tax liabilities on taxable temporary differences arising from investment in subsidiaries and associates are recognised, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilized.

Deferred income tax related to fair value re-measurement of available for sale investments which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain and loss.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

24 Share capital

Ordinary shares are classified as equity when there is no contractual obligation to transfer cash or other financial assets. Consideration received on the issuance of shares in excess of the share cost is reported in the capital reserve.

(1) Share issue costs

Incremental costs directly attributable to the issue of new ordinary shares are shown in equity as a deduction, net of tax, from the proceeds.

(2) Dividends

Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Bank's equity holders.

Dividends for the year that are declared after the balance sheet date are addressed in the subsequent event note to the financial statements.

(3) Treasury shares

Where the Bank or other members of the Group purchase the Bank's ordinary shares, treasury shares are recorded at the amount of consideration paid and deducted from total equity holders' equity until they are cancelled, sold or reissued. Where such shares are subsequently sold or reissued, any consideration received is included in equity holders' equity.

25 Acceptances

Acceptances comprise undertakings by the Group to pay bills of exchange drawn on customers. The Group expects most acceptances to be settled simultaneously with reimbursement from the customers.

26 Fiduciary activities

The Group acts as a custodian, trustee or in other fiduciary capacities, that result in its holding or placing of assets on behalf of securities investment funds, social security funds, insurance companies, qualified foreign institutional investors, annuity schemes and other institutions. These assets are excluded from these financial statements, as they are not assets of the Group.

The Group also administers entrusted loans on behalf of third-party lenders. In this regard, the Group grants loans to borrowers, as an intermediary, at the direction of third-party lenders, who fund these loans. The Group has been contracted by these third-party lenders to manage the administration and collection of these loans on their behalf. The third-party lenders determine both the underwriting criteria for and all terms of the entrusted loans, including their purpose, amounts, interest rates, and repayment schedule. The Group charges a commission related to its activities in connection with the entrusted loans, but the risk of loss is borne by the third-party lenders. Entrusted loans are not recognised in the balance sheet of the Group.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

27 Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised as a provision but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable and its amount can be reliably measured, it will then be recognised as a provision.

28 Financial guarantee contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and other bodies to secure customer loans, overdrafts and other banking facilities.

Financial guarantees are initially recognised at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group's liabilities under such guarantees are measured at the higher of the initial measurement less amortization calculated and the best estimate of the expenditure required to settle any financial obligation arising at the balance sheet date. Any increase in the liability relating to guarantees is taken to the income statement. These estimates are determined based on experience of similar transactions, historical losses and by the judgment of management.

29 Segment reporting

A geographical segment is engaged in providing products and services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments. A business segment is a group of assets and operations engaged in providing products and services that are subject to risks and returns that are different from those of other business segments.

III FINANCIAL RISK MANAGEMENT

1 Overview

The Group's primary risk management objectives are to maximize value for equity holders while maintaining risk within acceptable parameters and satisfying the requirements of the regulatory authorities, the Group's depositors and other interest groups for the Group's prudent and stable development.

The Group designs risk management policies and has set up risk controls to identify, analyse, monitor and reports risks by means of relevant and up-to-date information systems. The Group regularly reviews its risk management policies and systems to reflect changes in markets, products and emerging best practice.

The most significant types of risk to the Group are credit risk, market risk and liquidity risk. Market risk includes interest rate, currency risk, and other price risk.

2 Financial risk management framework

The Board of Directors is responsible for establishing the overall risk appetite of the Group and reviewing and approving the risk management objectives and strategies.

Within this framework, the Group's senior management has overall management responsibility for managing all aspects of risk, including implementing risk management strategies and initiatives and credit policies and approving internal rules, measures and procedures related to risk management. The Group has also defined departments monitoring risk arising from financial instruments within the Group, including the Risk Management Department, the Credit Administration Department, the Treasurer and the Legal and Compliance Department.

Risks in branches are managed through a vertical management model and the risks in business departments through establishing specific risk management teams. The Group monitors and controls risk management in subsidiaries by appointing members of their boards of directors and risk management committees.

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk

The Group takes on exposure to credit risk, which is the risk that a customer or counterparty will cause a financial loss for the Group by failing to discharge an obligation. Credit risk is one of the most important risks for the Group's business.

Credit exposures arise principally in lending activities that lead to loans and advances, and investment activities that bring debt securities into the Group's asset portfolio. There is also credit risk in off-balance sheet financial instruments, such as loan commitments, bill acceptance and letters of credit.

3.1 Credit risk measurement

(i) Loans and advances and off-balance sheet commitments

Monitoring and measurement of credit risk over loans and advances and off-balance sheet credit related exposures is performed by the Risk Management Department, and reported to the senior management and Board of Directors regularly.

In measuring credit risk of loans and advances to corporate customers, the Group mainly reflects the 'probability of default' by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development. For retail customers, the Group measures credit risk through the use of standard approval procedures for personal loans and credit score-card models, which are based on historical default data for credit cards.

The Group measures and manages the credit quality of loans and advances to corporate and personal customers based on the "Guiding Principles on the Classification of Loan Risk Management" issued by the CBRC, which requires Chinese commercial banks to classify their corporate and personal loans into five categories: pass, special-mention, substandard, doubtful and loss, among which loans classified in the substandard, doubtful and loss categories are regarded as non-performing. For overseas operations, where local regulations and requirements are more prudent than the Guiding Principles on the Classification of Loan Risk Management, credit assets are classified according to local regulations and requirements.

3.1 **Credit risk measurement**

(i) Loans and advances and off-balance sheet commitments (continued)

The five categories are defined as follows:

Pass: borrowers can honour the terms of the contracts, and there is no reason to doubt their ability to repay principal and interest of loans in full and on a timely basis.

Special-mention: borrowers are still able to service the loans currently, although the repayment of loans might be adversely affected by some factors.

Substandard: borrowers' ability to service loans is apparently in question, cannot depend on their normal business revenues to pay back the principal and interest of loans and certain losses might be incurred even when guarantees are executed.

Doubtful: borrowers cannot pay back principal and interest of loans in full and significant losses will incur even when guarantees are executed.

Loss: principal and interest of loans cannot be recovered or only a small portion can be recovered after taking all possible measures and resorting to necessary legal procedures.

For placements with banks and other financial institutions, the Group manages the credit quality based on the external credit rating of the banks.

Credit commitments represent unused portions of authorisations to extend credit in the form of loans, guarantees or letters of credit. Guarantees and standby letters of credit carry credit risk as loans. Documentary and commercial letters of credit – which are written undertakings by the Group on behalf of a customer authorising a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions – are collateralised by the underlying shipment documents of goods to which they relate or deposits and are therefore assessed to have less risk than a direct loan. The Group monitors the term to maturity of credit commitments to identify longer-term commitments which are assessed to have a greater degree of credit risk than shorter-term commitments.

The Group identifies credit exposures by industry, geography and customer risk. This information is monitored regularly by management.

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.1 Credit risk measurement (continued)

(ii) Debt securities and derivatives

Credit risk within debt securities arises from exposure to movements in credit spreads, default rates and payment rates, as well as changes in the credit of underlying assets.

The Group manages the credit risk within debt securities by monitoring the external credit rating, such as Standard & Poor's ratings or their equivalents, of the security and the credit quality of underlying assets, including review of default rates and prepayment rates to identify exposure to credit risk.

The Group maintains strict control limits on net open derivative positions based on notional amount and term. At any one time, the amount subject to credit risk is limited to the current fair value of instruments that are favourable to the Group (i.e. assets for which fair value is positive). The derivative credit risk exposure is managed as part of the overall lending limits set for customers. Collateral or other security is not usually obtained for credit risk exposures on these instruments.

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.2 Credit risk limit control and mitigation policies

The Group manages limits and controls concentrations of credit risk in particular, to individual customers and to industries.

(i) Credit risk limits and controls

(a) Loans and advances and off-balance sheet commitments

In order to manage the exposure to credit risk, the Group have adopted credit approval policies and procedures that are reviewed and updated by the Risk Management Department at head office in conjunction with other relevant departments. The credit approval process for both corporate loans and personal loans can be broadly divided into three stages: (1) credit origination and assessment; (2) credit review and approval; and (3) fund disbursement and post-disbursement management.

Corporate loans in mainland China are originated by the Corporate Banking Departments at head office and branch level and submitted to the Risk Management Department for due diligence and approval. All credit applications for corporate lending must be approved by authorized credit application approvers at head office and domestic tier one branches, except for credit applications that are identified as low risk, such as loans sufficiently secured by PRC treasury bonds, bills or pledged funds or loans supported by the credit of financial institutions that are within pre-approved credit limits. The exposure to any one borrower, including banks, is restricted by credit limits covering on- and off-balance sheet exposures.

Personal loans in mainland China are originated by the Personal Banking Departments at domestic branch level and must be approved by authorised approvers at domestic tier one branches, except for individual pledged loans and government-sponsored student loans, which may be approved by authorised approvers at sub-branches below tier one level. High risk personal loans such as personal loans for business purposes in excess of certain limits must be reviewed by the Risk Management Department, and approved by authorized approver at tier one branches. Other personal loans may be approved by authorized approvers in the personal loan centres at tier one branches.

The head office also oversees the risk management of the overseas branches. In particular, any credit application at the overseas branches exceeding the authorization limits is required to be submitted to the head office for approval.

Exposure to credit risk is also managed through regular analysis of the ability of borrowers and potential borrowers to meet interest and capital repayment obligations and by changing these lending limits where appropriate.

(b) Debt securities and derivatives

The Group is also exposed to credit risk through investment activities and trading activities. Credit limits are established based on the credit ratings of customers and securities issuer and issues and utilisation is actively monitored.

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.2 Credit risk limit control and mitigation policies

(ii) Credit risk mitigation policies

(a) Collateral and guarantees

The Group employs a range of policies and practices to mitigate credit risk. The most typical of these is the taking of security for funds advances (collateral) and guarantees, which is common practice. The Group implements guidelines on the acceptability of specific classes of collateral. The amount of acceptable collateral at the time of loan origination is determined by the Risk Management Department and is subject to loan-to-value ratio limits based on type and is monitored on an ongoing basis by the Credit Administration Department. The principal collateral types for corporate loans and advances are:

Collateral	Maximum loan-to-value ratio
Cash deposits with the Group	90%
PRC treasury bonds	90%
PRC financial institution bonds	85%
Publicly traded stocks	50%
Property	70%
Land use rights	60%
Automobiles	40%

Mortgage loans to retail customers are generally collateralised by mortgages over residential properties. Other loans are collateralised dependant on the nature of the loan.

For loans guaranteed by a third party guarantor, the Group will assess the guarantor's credit rating, considering financial condition, credit history and ability to meet obligations.

Collateral held as security for financial assets other than loans and advances is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, with the exception of certain asset-backed securities and similar instruments, which are secured by portfolios of financial instruments.

Collateral is also held as part of re-purchase and reverse re-purchase agreements. Under such agreements, the Group is permitted to sell or repledge collateral in the absence of default by the owner of the collateral. Details of collateral accepted and which the Group is obligated to return are disclosed in Note V.41(3).

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.2 Credit risk limit control and mitigation policies (continued)

(ii) Credit risk mitigation policies (continued)

(b) Master netting arrangements

The Group further restricts its exposure to credit losses by entering into master netting arrangements with counterparties with which it undertakes a significant volume of transactions. Master netting arrangements do not generally result in an offset of balance sheet assets and liabilities, as transactions are usually settled on a gross basis. However, the credit risk associated with favourable contracts is reduced by a master netting arrangement to the extent that if a default occurs, all amounts with the customer are terminated and settled on a net basis. The Group's overall exposure to credit risk on derivative instruments subject to master netting arrangements can change substantially within a short period, as it is affected by each transaction subject to the arrangement.

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.3 Impairment and provisioning policies

A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

(i) Loans and advances

Management determine whether objective evidence of impairment exists under IAS 39, based on the following criteria set out by the Group including consideration of:

- significant financial difficulty incurred by the borrower;
- a breach of contract, such as a default or delinquency in interest or principal payment;
- for economic or legal reasons related to the borrower's financial difficulty, whether the Group has granted to the borrower a concession that it would not otherwise consider ;
- probability that the borrower will become bankrupt or will undergo other financial re-organization;
- deterioration in the value of collateral;
- deterioration in credit rating; or
- other observable data indicating that there is a measurable decrease in the estimated future cash flows from such loans and advances.

The Group's policy requires the review of individual financial assets that are above certain thresholds at least annually or more regularly when individual circumstances require. Impairment allowances on individually assessed accounts are determined by an evaluation of the incurred loss at balance-sheet date on a case-by-case basis using discounted cash flow analysis. The assessment normally encompasses guarantees and collateral held and the anticipated receipts for that individual account.

Collectively assessed impairment allowances are provided for: (i) portfolios of homogenous assets that are individually below materiality thresholds; and (ii) losses that have been incurred but have not yet been specifically identified, by using the available historical experience, professional judgment and statistical techniques.

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.3 Impairment and provisioning policies (continued)

(ii) Investment securities

Debt securities are assessed for individual impairment using similar criteria as loans and advances. Management determines whether objective evidence of debt securities impairment exists under IAS 39 based on criteria set out by the Group including consideration of:

- a breach of contract or a trigger event, such as a default or delinquency in interest or principal payment;
- significant financial difficulty of issuers or counterparties holding underlying assets;
- probable that the issuer or counterparty holding underlying assets will become bankrupt or will undergo other financial re-organization;
- deterioration in credit rating; or
- other observable data indicating that there is a measurable decrease in the estimated future cash flows from such debt securities.

Impairment allowances on individually assessed securities are determined by an evaluation of the incurred loss at balance-sheet date on a case-by-case basis using available data, including default rates, prepayment rates and assessment of the quality of the underlying assets. The impairment allowances have taken into consideration information that became available after the balance sheet date which provided additional evidence of impairment as at 31 December 2007.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.4 Maximum exposure to credit risk before collateral held or other credit enhancements

Group	As at 31 December	
	2007	2006
Credit risk exposures relating to on-balance sheet financial assets are as follows:		
Due from banks	37,256	8,702
Balance with central banks	751,344	379,631
Placements with banks and other financial institutions	386,648	399,138
Government certificates of indebtedness for bank notes issued	32,478	36,626
Financial assets at fair value through profit or loss	117,073	110,634
Derivative financial instruments	45,839	24,837
Loans and advances to customers, net	2,754,493	2,337,726
Investment securities		
– available for sale	667,744	807,308
– held to maturity	446,647	461,140
– loans and receivable	458,620	500,336
Other assets	61,826	44,337
	5,759,968	5,110,415
Credit risk exposures relating to off-balance sheet items are as follows:		
Letters of guarantee issued	423,771	290,205
Loan commitments and other credit related liabilities	911,776	797,617
Total	7,095,515	6,198,237

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.4 Maximum exposure to credit risk before collateral held or other credit enhancements (continued)

Bank	**As at 31 December**	
	2007	**2006**
Credit risk exposures relating to on-balance sheet financial assets are as follows:		
Due from banks	35,948	10,210
Balance with central banks	721,433	354,881
Placements with banks and other financial institutions	285,357	303,002
Government certificates of indebtedness for bank notes issued	1,792	1,713
Financial assets at fair value through profit or loss	82,682	76,581
Derivative financial instruments	30,971	16,363
Loans and advances to customers, net	2,336,067	1,971,865
Investment securities		
– available for sale	567,607	706,026
– held to maturity	285,067	287,398
– loans and receivable	424,289	458,606
Other assets	34,871	25,744
	4,806,084	4,212,389
Credit risk exposures relating to off-balance sheet items are as follows:		
Letters of guarantee issued	424,343	286,050
Loan commitments and other credit related liabilities	698,932	616,178
Total	5,929,359	5,114,617

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.4 Maximum exposure to credit risk before collateral held or other credit enhancements (continued)

The above tables represents a worst case scenario of credit risk exposure to the Group and the Bank at 31 December 2007 and 2006, without taking account of any collateral held, master netting agreements or other credit enhancements attached. For on-balance-sheet assets, the exposures set out above are based on net carrying amounts as reported in the balance sheet. For financial guarantees, the maximum exposure to credit risk is the maximum amount that the Group and the Bank could be required to pay if the guarantees are called upon. For loan commitments and other credit related commitments that are irrevocable over the life of the respective facilities or revocable in the event of a significant adverse change, the maximum exposure to credit risk is disclosed as the full amount of the committed facilities.

As shown above, 38.82% of the Group's total maximum credit exposure is derived from loans and advances to customers (2006: 37.72%); 23.82% represents investments in debt securities (2006: 30.32%).

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.5 Loans and advances

The total impairment allowance for loans and advances for the Group is RMB 96,068 million (2006: RMB 94,293 million), of which RMB 51,837 million (2006: RMB 53,846 million) represents the allowance on individually impaired loans and the remaining amount of RMB 44,231 million (2006: RMB 40,447 million) represents the collective impairment allowance. Further information of the impairment allowance for loans and advances to customers is provided in Note V.18.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.5 Loans and advances (continued)

Gross loans and advances

The gross loans and advances of the Group and the Bank are set out below:

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Corporate loans				
- neither past due nor impaired	2,030,746	1,746,051	1,754,593	1,516,041
- past due but not impaired	6,776	10,987	4,313	8,671
- impaired	80,455	92,237	79,963	91,340
Subtotal	2,117,977	1,849,275	1,838,869	1,616,052
Personal loans				
- neither past due nor impaired	697,655	542,232	560,498	412,922
- past due but not impaired	25,067	29,517	21,514	26,188
- impaired	9,862	10,995	9,672	9,665
Subtotal	732,584	582,744	591,684	448,775
Total	2,850,561	2,432,019	2,430,553	2,064,827

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.5 Loans and advances (continued)

(i) Loans and advances neither past due nor impaired

The credit quality of the portfolio of loans and advances that were neither past due nor impaired can be assessed by reference to the rating system adopted by the Group.

Group	**As at 31 December 2007**			**As at 31 December 2006**		
	Pass	Special Mention	Total	Pass	Special Mention	Total
Corporate loans	1,908,460	122,286	2,030,746	1,579,105	166,946	1,746,051
Personal loans	695,911	1,744	697,655	539,413	2,819	542,232
Total	2,604,371	124,030	2,728,401	2,118,518	169,765	2,288,283

Bank	**As at 31 December 2007**			**As at 31 December 2006**		
	Pass	Special Mention	Total	Pass	Special Mention	Total
Corporate loans	1,634,313	120,280	1,754,593	1,352,100	163,941	1,516,041
Personal loans	559,173	1,325	560,498	410,385	2,537	412,922
Total	2,193,486	121,605	2,315,091	1,762,485	166,478	1,928,963

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.5 Loans and advances (continued)

(ii) Loans and advances past due but not impaired

The gross amount of loans and advances to customers that were past due but not impaired is as follows:

Group	As at 31 December 2007			
	Within 1 month	1-3 months	More than 3 months	Total
Corporate loans	4,695	1,563	518	6,776
Personal loans	18,063	6,818	186	25,067
Total	22,758	8,381	704	31,843

	As at 31 December 2006			
	Within 1 month	1-3 months	More than 3 months	Total
Corporate loans	6,478	2,310	2,199	10,987
Personal loans	19,721	9,794	2	29,517
Total	26,199	12,104	2,201	40,504

Bank	As at 31 December 2007			
	Within 1 month	1-3 months	More than 3 months	Total
Corporate loans	2,754	1,283	276	4,313
Personal loans	15,078	6,434	2	21,514
Total	17,832	7,717	278	25,827

	As at 31 December 2006			
	Within 1 month	1-3 months	More than 3 months	Total
Corporate loans	4,453	2,019	2,199	8,671
Personal loans	16,736	9,450	2	26,188
Total	21,189	11,469	2,201	34,859

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.5 Loans and advances (continued)

(iii) Loans and advances determined to be impaired

The breakdown of the gross amount of impaired corporate and personal loans and advances is as follows:

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Corporate loans	80,455	92,237	79,963	91,340
Personal loans	9,862	10,995	9,672	9,665
Total	90,317	103,232	89,635	101,005

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.5 Loans and advances (continued)

(iv) Loans and advances rescheduled

Rescheduling (referring to loans and other assets that have been restructured and renegotiated) is a voluntary or, to a limited extent, court-supervised procedure, through which the Group and a borrower and/or its guarantor, if any, rescheduled credit terms generally as a result of deterioration in the borrower's financial condition or of the borrower's inability to make payments when due. The Group reschedules a non-performing loan only if the borrower has good prospects. In addition, prior to approving the rescheduling of loans, the Group typically requires additional guarantees, pledges and/or collateral, or the assumption of the loan by a borrower with better repayment ability. All rescheduled loans are classified as "substandard" or below. If the rescheduled loans fall overdue or if the borrower is unable to demonstrate its repayment ability, these loans will be reclassified to "doubtful" or below. All rescheduled loans are subject to a surveillance period for six months. During the surveillance period, rescheduled loans remain as non-performing loans and the Group monitors the borrower's business operations and loan repayment patterns. After the surveillance period, rescheduled loans may be upgraded to "special-mention" upon review if certain criteria are met. All rescheduled loans are determined to be impaired and therefore rescheduled loans that would otherwise be past due or impaired are nil at 31 December 2007 (2006: nil).

Within impaired loans and advances, rescheduled loans and advances that were overdue for 90 days or less are as follows:

Group	As at 31 December			
	2007	% of total loans and advances to customers	2006	% of total loans and advances to customers
Loans and advances to customers	1,843	0.06%	1,416	0.06%

Bank	As at 31 December			
	2007	% of total loans and advances to customers	2006	% of total loans and advances to customers
Loans and advances to customers	1,670	0.07%	1,196	0.06%

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.5 Loans and advances (continued)

(v) Concentrations of risk for loans and advances to customers

The economic sector concentration of risk for loans and advances to customers (gross) are as follows:

Group	As at 31 December			
	2007		2006	
Chinese Mainland		%		%
Corporate loans				
Manufacturing	629,327	22	556,032	23
Commerce and services	280,465	10	257,853	11
Energy, mineral and agriculture	266,323	9	240,314	10
Transportation and logistics	223,355	8	182,398	8
Real estate	143,613	5	113,589	5
Public utilities	112,231	4	105,933	4
Construction	38,560	2	34,676	1
Financial services	33,897	1	53,333	2
Others	2,401	-	2,692	-
Subtotal	1,730,172	61	1,546,820	64
Personal loans				
Mortgage loans	454,984	16	337,834	14
Credit card advances	5,307	-	2,876	-
Others	125,242	4	102,870	4
Subtotal	585,533	20	443,580	18
Total for Chinese Mainland	2,315,705	81	1,990,400	82
Hong Kong and Macau				
Corporate loans				
Real estate	92,109	4	94,391	4
Commerce and services	63,188	2	33,443	1
Transportation and logistics	34,069	1	24,481	1
Manufacturing	32,343	1	35,853	1
Energy, mineral and agriculture	8,523	-	12,256	1
Financial services	8,317	-	12,107	1
Construction	6,466	-	4,053	-
Others	41,353	2	25,328	1
Subtotal	286,368	10	241,912	10
Personal loans				
Mortgage loans	121,187	4	117,972	5
Credit card advances	5,283	-	5,516	-
Others	18,419	1	14,132	1
Subtotal	144,889	5	137,620	6
Total for Hong Kong and Macau	431,257	15	379,532	16
Other overseas operations	103,599	4	62,087	2
Gross amounts of loans and advances before allowance for impairment losses	2,850,561	100	2,432,019	100

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.5 Loans and advances (continued)

(v) Concentrations of risk for loans and advances to customers (continued)

Bank	As at 31 December			
	2007	%	2006	%
Corporate loans				
Manufacturing	655,529	27	568,398	27
Commerce and services	295,344	12	268,522	13
Energy, mineral and agriculture	282,608	11	248,865	12
Transportation and logistics	234,311	10	188,606	9
Real estate	159,411	6	127,287	6
Public utilities	113,167	5	106,141	5
Financial services	44,781	2	60,969	3
Construction	39,276	2	34,866	2
Others	14,442	1	12,398	1
Subtotal	1,838,869	76	1,616,052	78
Personal loans				
Mortgage loans	459,523	19	341,576	17
Credit card advances	5,389	-	2,942	-
Others	126,772	5	104,257	5
Subtotal	591,684	24	448,775	22
Gross amounts of loans and advances before allowance for impairment losses	2,430,553	100	2,064,827	100

Over 95% of the Bank's gross balances of loans and advances are attributable to the Chinese Mainland segment and therefore no geographical segment analysis is presented.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.5 Loans and advances (continued)

(v) Concentrations of risk for loans and advances to customers (continued)

Gross loans and advances to customers analyzed by customer type:

Group	As at 31 December	
	2007	2006
Chinese Mainland		
Corporate entities	1,528,157	1,331,824
Individuals	585,533	443,580
Trade bills	202,015	214,996
	2,315,705	1,990,400
Hong Kong, Macau and other overseas operations		
Corporate entities	347,421	267,837
Individuals	147,051	139,164
Trade bills	40,384	34,618
	534,856	441,619
Gross amounts of loans and advances before allowance for impairment losses	2,850,561	2,432,019

Bank	As at 31 December	
	2007	2006
Chinese Mainland		
Corporate entities	1,528,157	1,331,824
Individuals	585,533	443,580
Trade bills	202,015	214,996
	2,315,705	1,990,400
Hong Kong, Macau and other overseas operations		
Corporate entities	73,884	54,351
Individuals	6,151	5,195
Trade bills	34,813	14,881
	114,848	74,427
Gross amounts of loans and advances before allowance for impairment losses	2,430,553	2,064,827

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.6 Debt securities

The table below represents an analysis of the carrying value of debt securities by credit rating and credit risk characteristic.

	As at 31 December 2007							
	AAA	AA	A	Lower than A	Unrated (2)			Total
					PRC government and government bodies	Other governments and government agencies	Other	
Group								
Investment debt securities								
US subprime mortgage related debt securities (1)								
- Asset-Backed Debt Securities	25,968	9,453	400	557	-	76	-	36,454
- Collateralised Debt Obligations	-	-	-	-	-	-	-	-
	25,968	9,453	400	557	-	76	-	36,454
Other debt securities	275,513	121,654	59,446	6,399	895,592	80,561	97,392	1,536,557
Subtotal	301,481	131,107	59,846	6,956	895,592	80,637	97,392	1,573,011
Financial assets at fair value through profit or loss	8,067	20,125	19,019	3,883	54,952	4,909	6,118	117,073
Total	309,548	151,232	78,865	10,839	950,544	85,546	103,510	1,690,084

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.6 Debt securities

	As at 31 December 2006							
	AAA	AA	A	Lower than A	Unrated (2)			Total
Group					PRC government and government bodies	Other governments and government agencies	Other	
Investment debt securities								
US subprime mortgage related debt securities (1)								
- Asset-Backed Debt Securities	64,048	14,817	1,041	-	-	127	296	80,329
- Collateralised Debt Obligations	2,087	615	-	-	-	-	-	2,702
	66,135	15,432	1,041	-	-	127	296	83,031
Other debt securities	382,921	124,266	60,136	7,575	834,415	102,062	174,378	1,685,753
Subtotal	449,056	139,698	61,177	7,575	834,415	102,189	174,674	1,768,784
Financial assets at fair value through profit or loss	16,785	19,058	24,294	3,728	31,043	5,622	10,104	110,634
Total	465,841	158,756	85,471	11,303	865,458	107,811	184,778	1,879,418

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.6 Debt securities

	As at 31 December 2007							
	AAA	AA	A	Lower than A	Unrated (2)			Total
Bank					PRC government and government bodies	Other governments and government agencies	Other	
Investment debt securities								
US subprime mortgage related debt securities (1)								
- Asset-Backed Debt Securities	22,119	9,453	400	557	-	76	-	32,605
- Collateralised Debt Obligations	-	-	-	-	-	-	-	-
	22,119	9,453	400	557	-	76	-	32,605
Other debt securities	190,073	27,122	29,916	2,047	895,592	73,709	25,899	1,244,358
Subtotal	212,192	36,575	30,316	2,604	895,592	73,785	25,899	1,276,963
Financial assets at fair value through profit or loss	5,153	8,158	10,592	721	54,952	1,535	1,571	82,682
Total	217,345	44,733	40,908	3,325	950,544	75,320	27,470	1,359,645

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.6 Debt securities

	As at 31 December 2006							
	AAA	AA	A	Lower than A	Unrated (2)			Total
Bank					PRC government and government bodies	Other governments and government agencies	Other	
Investment debt securities								
US subprime mortgage related debt securities (1)								
- Asset-Backed Debt Securities	48,177	14,817	1,041	-	-	127	296	64,458
- Collateralised Debt Obligations	2,087	615	-	-	-	-	-	2,702
	50,264	15,432	1,041	-	-	127	296	67,160
Other debt securities	289,836	37,702	25,986	2,305	834,393	86,304	108,344	1,384,870
Subtotal	340,100	53,134	27,027	2,305	834,393	86,431	108,640	1,452,030
Financial assets at fair value through profit or loss	13,733	8,085	17,157	1,108	31,043	1,880	3,575	76,581
Total	353,833	61,219	44,184	3,413	865,436	88,311	112,215	1,528,611

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.6 Debt securities (continued)

(1) The Group's exposure to the US subprime mortgage market was limited to investments in US subprime mortgage asset-backed securities. As at 31 December 2007, the Group had no exposure to US subprime mortgage related collateralised debt obligations.

All US subprime mortgage related debt securities held by the Group are classified in "Investment securities" as available for sale or held to maturity. There are no US subprime mortgage related debt securities in "Financial assets at fair value through profit or loss". As at 31 December 2007, the carrying values of US subprime mortgage related debt securities classified as available for sale and held to maturity were RMB 32,694 million and RMB 3,760 million, respectively (2006: RMB 73,298 million and RMB 9,733 million).

With regard to risk management of the debt securities, the Group analyses important factors of the US subprime mortgage asset-backed securities such as different vintages, delinquency rates, credit ratings and underlying mortgage pools, as well as different attachment points and timing of cash flows.

(2) The Group's unrated debt securities include those issued by PRC Government and PRC government bodies, such as the Ministry of Finance ("MOF"), PBOC, PRC policy banks and asset management companies invested by MOF directly (together "PRC government and government bodies") and those issued by other country government bodies and agencies ("Other governments and government agencies").

(3) The Group's impairment charge on available for sale and held to maturity investment securities held at 31 December 2007 amounted to RMB 10,451 million and RMB 1,612 million, respectively (2006: nil). The carrying value of the available for sale and held to maturity investment securities considered impaired as at 31 December 2007 was RMB 20,634 million and RMB 3,738 million respectively (2006: nil). Included in the impairment charge were impairment charges on US subprime mortgage related debt securities held at 31 December 2007 amounting to RMB 9,461 million (2006: nil).

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Credit risk (continued)

3.7 Repossessed assets

The Group obtained assets by taking possession of collateral held as security. Such repossessed assets of the Group are as follows:

Group

	As at 31 December	
	2007	**2006**
Residential property	2,301	1,270
Business property	2,252	2,555
Others	645	1,730
Allowance for impairment	(3,159)	(3,588)
Total	2,039	1,967

Bank

	As at 31 December	
	2007	**2006**
Residential property	1,073	1,172
Business property	1,510	2,420
Others	211	1,729
Allowance for impairment	(1,795)	(3,585)
Total	999	1,736

Repossessed assets are sold as soon as practicable. The Group does not generally occupy repossessed assets for its business use. Repossessed assets are classified in the balance sheet within "Other assets".

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT

3 Credit risk (continued)

3.8 Derivatives

The credit risk weighted amounts represent the counterparty credit risk associated with derivative transactions and are calculated with reference to the guidelines issued by the CBRC or Hong Kong Monetary Authority as appropriate and are dependent on, among other factors, the creditworthiness of the customer and the maturity characteristics of each type of contract. The amounts disclosed below differ from the carrying amount at fair value and the maximum exposure to credit risk disclosed in Note III.3.4.

Group	As at 31 December	
	2007	2006
Derivatives		
Exchange rate contracts		
Currency forwards and swaps, and cross-currency interest rate swaps	8,925	3,818
Currency options	228	461
Interest rate contracts		
Interest rate swaps	3,763	3,218
Interest rate options	9	136
Interest rate futures	10	-
Equity derivatives	46	16
Precious metals and other commodity derivatives	1,060	233
	14,041	7,882

Bank	As at 31 December	
	2007	2006
Derivatives		
Exchange rate contracts		
Currency forwards and swaps, and cross-currency interest rate swaps	7,165	3,214
Currency options	210	453
Interest rate contracts		
Interest rate swaps	3,631	3,096
Interest rate options	6	131
Interest rate futures	2	-
Precious metals and other commodity derivatives	1,001	214
	12,015	7,108

The credit risk weighted amounts stated above have not taken into account any effects of netting arrangements.

III FINANCIAL RISK MANAGEMENT (continued)

4 Market Risk

4.1 Overview

The Group is exposed to market risks that may cause losses to the Group as a result of adverse changes in market prices. Market risk arises from open positions in the trading and banking books in interest rate, exchange rate, equities and commodities. Both the Bank's trading book and banking book face market risks. The trading book consists of positions in financial instruments and commodities that are free of any restrictive covenants on their tradability and held with trading intent or in order to hedge other elements of the trading book. The banking book consists of financial instruments not included in the trading book (including those financial instruments purchased with surplus funds and managed in the investment book).

The Board of Directors of the Group takes the ultimate responsibility for the oversight of market risk management, including the approval of investment strategy, market risk management strategy, policies and procedures and the determination of market risk tolerance. Senior management is responsible for developing market risk management policies, procedures and specific operational rules, inspecting and monitoring on a regular basis the compliance with these policies, procedures and rules, and setting market risk limits within the Group's overall market risk appetite determined by the Board.

Within the Risk Management Department, the Group has set up an independent market risk management team which is dedicated to the identification, measurement, monitoring and control of market risks at the Group level, and reports in line with market risk management policies and procedures. Risk monitoring teams have been set up within each market risk-taking business line to monitor and report on the market risks within their respective business lines.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Market Risk

4.2 Market risk measurement techniques and limits

(1) Trading book

Market risk in the trading book is monitored and controlled by establishing Value at Risk (VAR) limits and stop loss limits. Based on the different characteristics of specific products and the qualifications of the dealers, stop loss limits and position limits are established for each trading desk and dealer. The Risk Management Department monitors utilisation of the relevant VAR on a daily basis. The risk monitoring teams embedded in business operations monitor utilisation of these limits on a daily basis.

Value at risk

The Group applies a VAR methodology to its trading portfolios to estimate the market risk of positions held.

VAR is used to estimate the losses arising from adverse market movements in a specific holding period and within a certain confidence level.

VAR analysis is performed separately by the Bank and its major subsidiaries that are exposed to market risk, BOC Hong Kong (Holdings) Limited ("BOCHK") and BOC International Holdings Limited ("BOCI"). The Bank uses a 95% level of confidence (therefore 5% statistical probability that actual losses could be greater than the VAR estimate) and uses a Monte Carlo Simulation model to calculate the VAR estimate. Since 1 April 2007, BOCHK uses a 99% level of confidence and a historical simulation model; prior to this a standard deviation covariance model was used. BOCI uses a 99% level of confidence and a historical simulation model to calculate the VAR estimate. The holding period of the VAR models is one day.

The chart below shows the VAR of the FX trading book by types of risk during the year of 2007 and 2006:

Unit: USD million

	2007			2006		
	Average	High	Low	Average	High	Low
Bank VAR*						
Interest rate risk	5.12	11.30	1.26	2.71	16.25	0.54
Foreign exchange risk	2.13	8.24	0.18	2.99	14.12	0.39
Volatility risk	0.55	1.48	0.08	0.79	6.19	0.07
Total Bank VAR	**5.79**	**10.51**	**1.29**	**5.64**	**19.15**	**0.86**

*The Bank's VAR is calculated only on head office and domestic branch foreign currency trading positions. The RMB trading positions are included in the gap analysis in Note III.4.4.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Market Risk

4.2 Market risk measurement techniques and limits (continued)

Unit: USD million

	2007			2006		
	Average	High	Low	Average	High	Low
BOCHK VAR						
Interest rate risk	0.21	0.50	0.06	0.21	0.39	0.09
Foreign exchange risk	0.51	1.20	0.13	0.36	0.68	0.09
Equity risk	0.05	0.14	0.01	0.04	0.13	0.01
Commodity risk	0.01	0.05	-	-	0.04	-
Total BOCHK VAR	**0.53**	**1.33**	**0.18**	**0.36**	**0.64**	**0.17**
BOCI VAR	**3.53**	**5.64**	**1.88**	**2.33**	**3.46**	**1.62**

VAR for each risk factor is the independently derived largest potential loss due to fluctuations solely in that risk factor. The individual VARs did not add up to the total VAR as there was diversification effect due to correlation amongst the risk factors.

The exposure of the Group to potential price movement in commodity financial instruments and the related potential impact on the Group's income statement are considered to be insignificant.

(2) Banking book

The banking book is exposed to interest rate risk arising from mismatches in maturities or repricing periods of assets and liabilities.

The Group takes on exposure to the effects of changes in the prevailing level of market interest rates on its financial position and cash flows. Interest margins may increase as a result of such changes but may reduce or create losses. Currently, benchmark interest rates for RMB loans and deposits in the PRC are set by the PBOC. The Group's Domestic Operations are subject to an interest rate scheme regulated by the PBOC. It is normal practice for the interest rates of both interest-bearing assets and liabilities to move in tandem, although the timing of such movements may not be synchronised. This significantly mitigates the exposure of the Group to RMB interest rate risk. However, there is no guarantee that the PBOC will continue this practice in future.

The Group manages interest rate risk in the banking book primarily through interest rate gap analysis. Interest rate gap analysis measures the difference between the amount of interest-earning assets and interest-bearing liabilities that mature or must be repriced within certain periods and is used to generate indicators of interest rate risk sensitivity of earnings to changing interest rates. The interest rate gap analysis is set out in Note III.4.3 and also covers the trading book.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Market Risk

4.2 Market risk measurement techniques and limits

Sensitivity analysis on net interest income

The Group performs sensitivity analysis by measuring the impact of a change in interest rates on net interest income. This analysis does not take changes in customer behaviour, basis risk or any prepayment options on debt securities into consideration. The Group calculates the change in net interest income during the year due to a parallel shift of 100 basis points in the RMB, USD and Hong Kong dollar, and monitors this as a percentage of the net interest income budget for the year. Limits of the net interest income change are set as a percentage of net interest income budget for domestic operations and are approved by the Board and monitored by the Treasury Department on a monthly basis.

The table below illustrates the potential impact of a 100 basis point move on the net interest income of the Group:

	Increase / (decrease) in net interest income	
	2007	**2006**
+ 100 basis points parallel move in all yield curves	(8,708)	(6,818)
- 100 basis points parallel move in all yield curves	8,708	6,818

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Market risk (continued)

4.3 GAP Analysis

The table below summarises the Group's and the Bank's exposure to interest rate risks. It includes the Group's and the Bank's assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates.

Group

As at 31 December 2007	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Assets							
Cash and due from banks	36,281	-	-	-	-	34,940	71,221
Balances with central banks	618,952	25,431	80,171	-	-	26,790	751,344
Placements with banks and other financial institutions	277,395	79,593	29,660	-	-	-	386,648
Government certificates of indebtedness for bank notes issued	-	-	-	-	-	32,478	32,478
Precious metals	-	-	-	-	-	44,412	44,412
Financial assets at fair value through profit or loss	12,425	25,096	29,116	25,015	25,422	7,591	124,665
Derivative financial instruments	-	-	-	-	-	45,839	45,839
Loans and advances to customers, net	765,645	449,676	1,471,136	39,128	22,278	6,630	2,754,493
Investment securities							
- available for sale	106,442	95,020	92,739	167,809	205,735	15,250	682,995
- held to maturity	57,399	64,056	118,453	136,946	69,793	-	446,647
- loans and receivables	18,477	16,140	44,395	337,008	42,600	-	458,620
Investment in associates and joint ventures	-	-	-	-	-	6,779	6,779
Property and equipment	-	-	-	-	-	83,805	83,805
Investment property	-	-	-	-	-	9,986	9,986
Deferred income tax assets	-	-	-	-	-	17,647	17,647
Other assets	158	-	-	-	-	73,480	73,638
Total assets	1,893,174	755,012	1,865,670	705,906	365,828	405,627	5,991,217

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Market risk (continued)

4.3 GAP Analysis (continued)

Group

As at 31 December 2007	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Liabilities							
Due to banks and other financial institutions	285,700	-	-	-	-	39,148	324,848
Due to central banks	55,501	5,406	29,477	-	-	101	90,485
Bank notes in circulation	-	-	-	-	-	32,605	32,605
Certificates of deposit and placements from banks and other financial institutions	174,924	36,257	31,222	2,081	-	3,998	248,482
Financial liabilities at fair value through profit or loss	54,226	14,044	10,985	1,583	785	5,032	86,655
Derivative financial instruments	-	-	-	-	-	27,262	27,262
Due to customers	2,718,020	483,456	951,852	201,062	75	45,646	4,400,111
Bonds issued	-	9,000	1,848	44,381	9,162		64,391
Other borrowings	3,122	3,264	7,344	15,723	11,425	10,830	51,708
Current tax liabilities	-	-	-	-	-	21,045	21,045
Retirement benefit obligations	-	-	-	-	-	7,231	7,231
Deferred income tax liabilities	-	-	-	-	-	2,894	2,894
Other liabilities	4	-	-	-	-	182,839	182,843
Total liabilities	3,291,497	551,427	1,032,728	264,830	21,447	378,631	5,540,560
Total interest repricing gap	(1,398,323)	203,585	832,942	441,076	344,381	26,996	450,657

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Market risk (continued)

4.3 GAP Analysis (continued)

Bank

As at 31 December 2007	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Assets							
Cash and due from banks	35,915	-	-	-	-	30,433	66,348
Balances with central banks	589,967	25,431	80,171	-	-	25,864	721,433
Placements with banks and other financial institutions	203,199	52,467	22,237	7,454	-	-	285,357
Government certificates of indebtedness for bank notes issued	-	-	-	-	-	1,792	1,792
Precious metals	-	-	-	-	-	42,782	42,782
Financial assets at fair value through profit or loss	8,433	22,224	26,257	18,246	7,522	-	82,682
Derivative financial instruments	-	-	-	-	-	30,971	30,971
Loans and advances to customers, net	451,228	390,407	1,450,747	23,568	16,876	3,241	2,336,067
Investment securities							
- available for sale	94,640	73,395	86,347	147,465	165,760	1,280	568,887
- held to maturity	31,929	20,789	100,016	94,607	37,726	-	285,067
- loans and receivables	9,495	3,909	31,277	337,008	42,600	-	424,289
Investment in subsidiaries	-	-	-	-	-	49,014	49,014
Investment in associates and joint ventures	-	-	-	-	-	19	19
Property and equipment	-	-	-	-	-	50,453	50,453
Investment property	-	-	-	-	-	1,362	1,362
Deferred income tax assets	-	-	-	-	-	18,080	18,080
Other assets	484	-	-	-	-	40,828	41,312
Total assets	1,425,290	588,622	1,797,052	628,348	270,484	296,119	5,005,915

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Market risk (continued)

4.3 GAP Analysis (continued)

Bank

As at 31 December 2007	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Liabilities							
Due to banks and other financial institutions	272,982	-	-	-	-	38,849	311,831
Due to central banks	55,500	5,406	29,477	-	-	71	90,454
Bank notes in circulation	-	-	-	-	-	1,919	1,919
Certificates of deposit and placements from banks and other financial institutions	181,745	40,181	28,680	1,284	-	-	251,890
Financial liabilities at fair value through profit or loss	48,145	11,870	10,436	1,519	785	-	72,755
Derivative financial instruments	-	-	-	-	-	16,001	16,001
Due to customers	2,106,387	386,345	916,417	200,397	75	8,268	3,617,889
Bonds issued	-	9,000	-	45,000	9,162	-	63,162
Other borrowings	1,133	980	10,786	11,283	10,817	3,122	38,121
Current tax liabilities	-	-	-	-	-	19,454	19,454
Retirement benefit obligations	-	-	-	-	-	7,231	7,231
Deferred income tax liabilities	-	-	-	-	-	44	44
Other liabilities	7	3	-	-	-	128,674	128,684
Total liabilities	**2,665,899**	**453,785**	**995,796**	**259,483**	**20,839**	**223,633**	**4,619,435**
Total interest repricing gap	(1,240,609)	134,837	801,256	368,865	249,645	72,486	386,480

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Market risk (continued)

4.3 GAP Analysis (continued)

Group

As at 31 December 2006	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Assets							
Cash and due from banks	7,724	-	-	-	-	32,088	39,812
Balances with central banks	352,873	-	-	-	-	26,758	379,631
Placements with banks and other financial institutions	265,023	106,212	27,783	120	-	-	399,138
Government certificates of indebtedness for bank notes issued	-	-	-	-	-	36,626	36,626
Precious metals	-	-	-	-	-	42,083	42,083
Financial assets at fair value through profit or loss	8,409	17,950	17,787	35,507	29,405	6,770	115,828
Derivative financial instruments	-	-	-	-	-	24,837	24,837
Loans and advances to customers, net	766,022	391,764	1,128,407	26,320	18,942	6,271	2,337,726
Investment securities							
- available for sale	119,182	86,881	143,113	249,999	208,133	7,870	815,178
- held to maturity	56,479	93,807	116,519	121,376	72,959	-	461,140
- loans and receivables	52,744	62,973	92,151	249,868	42,600	-	500,336
Investment in associates and joint ventures	-	-	-	-	-	5,931	5,931
Property and equipment	-	-	-	-	-	86,200	86,200
Investment property	-	-	-	-	-	8,221	8,221
Deferred income tax assets	-	-	-	-	-	21,396	21,396
Other assets	193	-	-	-	-	53,377	53,570
Total assets	1,628,649	759,587	1,525,760	683,190	372,039	358,428	5,327,653

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Market risk (continued)

4.3 GAP Analysis

Group

As at 31 December 2006	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Liabilities							
Due to banks and other financial institutions	142,042	260	991	-	-	35,484	178,777
Due to central banks	15,497	5,077	21,757	-	-	43	42,374
Bank notes in circulation	-	-	-	-	-	36,823	36,823
Certificates of deposit and placements from banks and other financial institutions	82,335	39,415	15,636	8,939	-	583	146,908
Financial liabilities at fair value through profit or loss	27,010	22,408	34,485	3,303	6,772	4,747	98,725
Derivative financial instruments	-	-	-	-	-	14,323	14,323
Due to customers	2,484,610	453,841	842,988	268,310	428	40,941	4,091,118
Bonds issued	-	9,000	-	42,000	9,173	-	60,173
Other borrowings	4,466	8,792	18,400	13,618	14,372	3,750	63,398
Current tax liabilities	-	-	-	-	-	18,149	18,149
Retirement benefit obligations	-	-	-	-	-	7,444	7,444
Deferred income tax liabilities	-	-	-	-	-	3,029	3,029
Other liabilities	-	-	-	-	-	153,456	153,456
Total liabilities	**2,755,960**	**538,793**	**934,257**	**336,170**	**30,745**	**318,772**	**4,914,697**
Total interest repricing gap	(1,127,311)	220,794	591,503	347,020	341,294	39,656	412,956

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Market risk (continued)

4.3 GAP Analysis (continued)
Bank

As at 31 December 2006	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Assets							
Cash and due from banks	10,155	-	-	-	-	27,687	37,842
Balances with central banks	328,444	-	-	-	-	26,437	354,881
Placements with banks and other financial institutions	215,369	59,793	27,720	120	-	-	303,002
Government certificates of indebtedness for bank notes issued	-	-	-	-	-	1,713	1,713
Precious metals	-	-	-	-	-	40,542	40,542
Financial assets at fair value through profit or loss	3,734	12,013	15,037	30,675	15,122	-	76,581
Derivative financial instruments	-	-	-	-	-	16,363	16,363
Loans and advances to customers, net	459,068	358,013	1,116,522	19,922	14,754	3,586	1,971,865
Investment securities							
- available for sale	113,450	71,593	137,711	222,824	160,448	713	706,739
- held to maturity	29,676	52,625	83,130	77,475	44,492	-	287,398
- loans and receivables	48,966	48,310	68,861	249,869	42,600	-	458,606
Investment in subsidiaries	-	-	-	-	-	45,451	45,451
Investment in associates and joint ventures	-	-	-	-	-	21	21
Property and equipment	-	-	-	-	-	49,473	49,473
Investment property	-	-	-	-	-	620	620
Deferred income tax assets	-	-	-	-	-	21,843	21,843
Other assets	192	-	-	-	-	30,080	30,272
Total assets	1,209,054	602,347	1,448,981	600,885	277,416	264,529	4,403,212

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Market risk (continued)

4.3 GAP Analysis (continued)

Bank

As at 31 December 2006	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Liabilities							
Due to banks and other financial institutions	129,396	-	-	-	-	34,980	164,376
Due to central banks	15,497	5,077	21,757	-	-	18	42,349
Bank notes in circulation	-	-	-	-	-	1,909	1,909
Certificates of deposit and placements from banks and other financial institutions	78,339	42,201	19,084	6,972	-	-	146,596
Financial liabilities at fair value through profit or loss	21,154	18,822	31,606	3,085	6,772	2	81,441
Derivative financial instruments	-	-	-	-	-	9,643	9,643
Due to customers	1,891,308	370,618	817,744	267,573	115	11,207	3,358,565
Bonds issued	-	9,000	-	42,000	9,173	-	60,173
Other borrowings	1,736	1,115	11,572	13,619	14,372	3,592	46,006
Current tax liabilities	-	-	-	-	-	16,757	16,757
Retirement benefit obligations	-	-	-	-	-	7,444	7,444
Deferred income tax liabilities	-	-	-	-	-	32	32
Other liabilities	-	-	-	-	-	112,527	112,527
Total liabilities	**2,137,430**	**446,833**	**901,763**	**333,249**	**30,432**	**198,111**	**4,047,818**
Total interest repricing gap	(928,376)	155,514	547,218	267,636	246,984	66,418	355,394

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Market risk (continued)

4.4 Foreign currency risk

The Group manages its exposure to currency exchange risk through management of its net foreign currency position and monitors its foreign currency risk on trading books using VAR.

The Group conducts the majority of its business in RMB, with certain transactions denominated in USD, Hong Kong dollars ("HKD") and, to a much lesser extent, other currencies. The major subsidiary, Bank of China Hong Kong, conducts the majority of its business in HKD.

On 21 July 2005, the PRC Government introduced a managed floating exchange rate system to allow the value of the RMB to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. The Group conducts the majority of its foreign currency transactions in USD. The value of the RMB appreciated by 6.90% against the USD during the year ended 31 December 2007 (2006: 3.35%). The PRC Government may make further adjustments to the exchange rate system in the future.

The Group's net foreign currency positions as at 31 December 2007 and 31 December 2006 are analyzed below:

Group	As at 31 December			
	2007		2006	
	RMB million	USD million equivalent*	RMB million	USD million equivalent*
Net foreign currency position of the Group**	144,877	19,834	236,355	30,268
Less:				
Foreign currency denominated net investment in foreign operations (i)	114,637	15,694	113,780	14,571
Net position (ii)	30,240	4,140	122,575	15,697

* The Group's foreign currency position expressed in USD equivalent in the above table comprises all net foreign currency exposures as of 31 December 2007 and 2006 based on the respective year-end closing foreign exchange rates of each currency with the USD.

** Net foreign currency position of the Group represents the difference between the Group's net on-balance sheet foreign currency position and the net off-balance sheet foreign currency position.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Market risk (continued)

4.4 Foreign currency risk (continued)

(i) The Group's net investment in foreign operations represents the foreign currency net assets/liabilities of overseas subsidiaries, branches or associated undertakings, the functional currencies of which are currencies other than RMB. The results of operations and financial position of these operations are translated into RMB, for reporting purposes with all exchange differences arising from the translation recognised under "Currency translation differences" as a separate component of equity.

In addition, the result of operations and financial position of these foreign operations are exposed to foreign currency movements against their functional currencies.

(ii) The Group endeavours to manage its sources and uses of foreign currencies to minimise potential mismatches in accordance with management directives. However, the Group's ability to manage its foreign currency positions in relation to the RMB is limited as the RMB is not a freely convertible currency. The PRC government's current foreign currency regulations require the conversion of foreign currency to be approved by relevant PRC government authorities.

The Bank's foreign currency position arose largely through foreign currency capital contributions from equity holders and its foreign currency operations. In 2005, the Bank entered into a foreign currency option agreement with Huijin ("Huijin option"), having a notional amount of USD 18 billion, to economically hedge a portion of its net foreign currency position (see Note V.17). During the year ended 31 December 2007, the Bank has exercised all tranches of the Huijin options and sold USD 18 billion to Huijin for RMB at the exchange rate as agreed in the foreign currency option agreement.

During 2007 and 2006, the Bank entered into certain foreign exchange derivative transactions as part of asset and liability management and funding requirements (see Note V.17), and concurrently, entered into foreign exchange spot transactions to reduce its net foreign currency position by USD 17.3 billion and USD 26.3 billion respectively.

The Group conducts sensitivity analysis to the net outstanding foreign currency position, to identify the impact to the income statement of potential movements in foreign currency exchange rates against the RMB and against functional currencies of its foreign operations that are not in RMB (in relation to which the principle exposure is to foreign currency movements against the HKD). The impact of fluctuations (e.g. 1 percent fluctuation) in exchange rates is not considered by management to be significant to the income statement. Such analysis does not take into account the correlation effect of changes in different foreign currencies, any further actions that may have been or could be taken by management after the balance sheet date, subject to the approval by the PRC government, to mitigate the effect of exchange differences, nor for any consequential changes in the foreign currency positions.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Market risk (continued)

4.4 Foreign currency risk (continued)

The table below summarizes the Group's and the Bank's exposure to foreign currency exchange rate risk as at 31 December 2007 and 2006. Included in the table are the carrying amounts of the assets and liabilities of the Group and the Bank along with off-balance sheet positions and credit commitments in RMB equivalent, categorized by the original currency. Derivative financial instruments are included in net off-balance sheet position using notional amounts.

Group

As at 31 December 2007	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Assets								
Cash and due from banks	23,149	38,412	4,216	1,854	1,280	598	1,712	71,221
Balances with central banks	724,471	19,179	3,556	1,050	77	-	3,011	751,344
Placements with banks and other financial institutions	39,993	196,256	118,014	13,553	1,128	6,437	11,267	386,648
Government certificates of indebtedness for bank notes issued	-	-	30,686	-	-	-	1,792	32,478
Precious metals	-	-	1,630	-	-	-	42,782	44,412
Financial assets at fair value through profit or loss	59,020	32,728	24,336	4,056	-	-	4,525	124,665
Derivative financial instruments	18,856	12,584	13,462	79	12	256	590	45,839
Loans and advances to customers, net	1,885,841	433,151	342,996	42,357	22,440	4,862	22,846	2,754,493
Investment securities								-
- available for sale	276,690	295,293	47,534	36,386	10,930	1,995	14,167	682,995
- held to maturity	221,625	134,387	68,185	4,941	-	1,431	16,078	446,647
- loans and receivables	410,538	3,366	24,824	401	1,281	-	18,210	458,620
Investment in associates and joint ventures	2,824	865	3,090	-	-	-	-	6,779
Property and equipment	48,561	19,545	12,732	131	1,033	482	1,321	83,805
Investment property	-	-	8,624	-	-	-	1,362	9,986
Deferred income tax assets	17,446	69	77	-	-	-	55	17,647
Other assets	31,591	19,865	18,618	1,552	269	432	1,311	73,638
Total assets	**3,760,605**	**1,205,700**	**722,580**	**106,360**	**38,450**	**16,493**	**141,029**	**5,991,217**

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Market risk (continued)

4.4 Foreign currency risk (continued)

Group

As at 31 December 2007	**RMB**	**USD**	**HKD**	**EURO**	**JPY**	**GBP**	**Others**	**Total**
Liabilities								
Due to banks and other financial institutions	229,319	36,378	6,681	4,432	3,537	319	44,182	324,848
Due to central banks	40,000	42,502	7,242	701	-	-	40	90,485
Bank notes in circulation	-	-	30,686	-	-	-	1,919	32,605
Certificates of deposit and placements from banks and other financial institutions	170,332	66,683	4,349	2,242	1,452	964	2,460	248,482
Financial liabilities at fair value through profit or loss	37,130	30,110	17,471	1,395	-	25	524	86,655
Derivative financial instruments	-	16,782	9,400	73	12	827	168	27,262
Due to customers	3,239,078	384,682	588,231	46,140	28,015	23,181	90,784	4,400,111
Bonds issued	62,276	786	1,329	-	-	-	-	64,391
Other borrowings	-	32,562	-	13,732	3,085	426	1,903	51,708
Current tax liabilities	18,731	278	1,336	58	39	125	478	21,045
Retirement benefit obligations	7,231	-	-	-	-	-	-	7,231
Deferred income tax liabilities	-	665	2,178	-	-	-	51	2,894
Other liabilities	102,725	31,140	42,205	2,645	1,390	956	1,782	182,843
Total liabilities	**3,906,822**	**642,568**	**711,108**	**71,418**	**37,530**	**26,823**	**144,291**	**5,540,560**
Net on-balance sheet position	(146,217)	563,132	11,472	34,942	920	(10,330)	(3,262)	450,657
Net off-balance sheet position	476,729	(534,295)	98,248	(35,862)	(751)	10,023	10,640	24,732
Credit commitments	613,722	450,244	174,455	63,346	16,203	4,707	12,870	1,335,547

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Market risk (continued)

4.4 Foreign currency risk (continued)

Bank

As at 31 December 2007	**RMB**	**USD**	**HKD**	**EURO**	**JPY**	**GBP**	**Others**	**Total**
Assets								
Cash and due from banks	22,713	37,216	1,259	1,713	1,154	463	1,830	66,348
Balances with central banks	696,924	19,001	2,553	1,050	77	-	1,828	721,433
Placements with banks and other financial institutions	41,731	163,859	42,265	18,677	3,026	7,211	8,588	285,357
Government certificates of indebtedness for bank notes issued	-	-	-	-	-	-	1,792	1,792
Precious metals	-	-	-	-	-	-	42,782	42,782
Financial assets at fair value through profit or loss	55,674	20,718	-	2,685	-	-	3,605	82,682
Derivative financial instruments	18,856	11,469	-	66	12	283	285	30,971
Loans and advances to customers, net	1,873,393	362,021	26,921	37,406	20,882	2,089	13,355	2,336,067
Investment securities								
- available for sale	276,632	234,259	14,265	25,993	10,668	434	6,636	568,887
- held to maturity	221,126	54,670	6,283	2,626	-	-	362	285,067
- loans and receivables	410,538	-	-	-	1,281	-	12,470	424,289
Investment in subsidiaries	-	1,396	44,609	45	-	2,126	838	49,014
Investment in associates and joint ventures	-	-	-	-	-	-	19	19
Property and equipment	47,823	187	-	129	1,033	464	817	50,453
Investment property	-	-	-	-	-	-	1,362	1,362
Deferred income tax assets	17,976	69	-	-		-	35	18,080
Other assets	24,964	12,443	1,763	1,170	208	186	578	41,312
Total assets	**3,708,350**	**917,308**	**139,918**	**91,560**	**38,341**	**13,256**	**97,182**	**5,005,915**

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Market risk (continued)

4.4 Foreign currency risk (continued)

Bank

As at 31 December 2007	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Liabilities								
Due to banks and other financial institutions	214,550	37,867	7,042	4,371	3,647	400	43,954	311,831
Due to central banks	40,000	42,477	7,236	701	-	-	40	90,454
Bank notes in circulation	-	-	-	-	-	-	1,919	1,919
Certificates of deposit and placements from banks and other financial institutions	163,777	71,447	8,214	2,889	1,280	2,272	2,011	251,890
Financial liabilities at fair value through profit or loss	37,129	24,971	8,780	1,326	-	25	524	72,755
Derivative financial instruments	-	14,981	-	57	12	830	121	16,001
Due to customers	3,222,327	219,187	60,660	38,048	25,572	9,549	42,546	3,617,889
Bonds issued	63,000	162	-	-	-	-	-	63,162
Other borrowings	-	18,947	-	13,732	3,085	426	1,931	38,121
Current tax liabilities	18,613	278	-	51	39	91	382	19,454
Retirement benefit obligations	7,231	-	-	-	-	-	-	7,231
Deferred income tax liabilities	-	39	-	-	-	-	5	44
Other liabilities	89,770	27,691	4,676	2,873	1,427	495	1,752	128,684
Total Liabilities	3,856,397	458,047	96,608	64,048	35,062	14,088	95,185	4,619,435
Net on-balance sheet position	(148,047)	459,261	43,310	27,512	3,279	(832)	1,997	386,480
Net off-balance sheet position	475,848	(451,476)	26,190	(28,821)	(3,069)	537	751	19,960
Credit commitments	610,870	403,681	22,852	.58,231	15,258	2,853	9,530	1,123,275

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Market risk (continued)

4.4 Foreign currency risk (continued)

Group

As at 31 December 2006	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Assets								
Cash and due from banks	20,313	9,174	4,478	2,020	1,691	658	1,478	39,812
Balances with central banks	349,839	19,556	2,322	425	4,865	-	2,624	379,631
Placements with banks and other financial institutions	50,136	185,382	111,652	20,085	8,346	6,984	16,553	399,138
Government certificates of indebtedness for bank notes issued	-	-	34,913	-	-	-	1,713	36,626
Precious metals	-	-	1,541	-	-	-	40,542	42,083
Financial assets at fair value through profit or loss	34,273	38,772	23,677	8,688	6,491	80	3,847	115,828
Derivative financial instruments	7,418	9,161	7,694	150	88	174	152	24,837
Loans and advances to customers, net	1,614,521	329,663	316,546	33,913	21,422	4,468	17,193	2,337,726
Investment securities								
- available for sale	313,323	398,383	45,325	31,962	10,684	2,870	12,631	815,178
- held to maturity	180,914	192,383	63,521	6,325	-	1,794	16,203	461,140
- loans and receivables	350,159	76,235	43,609	-	13,520	1,065	15,748	500,336
Investment in associates and joint ventures	2,461	762	2,708	-	-	-	-	5,931
Property and equipment	47,346	22,538	12,864	134	1,064	511	1,743	86,200
Investment property	-	-	7,601	-	-	-	620	8,221
Deferred income tax assets	21,200	4	73	-	37	-	82	21,396
Other assets	14,343	21,303	13,987	1,252	307	227	2,151	53,570
Total assets	**3,006,246**	**1,303,316**	**692,511**	**104,954**	**68,515**	**18,831**	**133,280**	**5,327,653**

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Market risk (continued)

4.4 Foreign currency risk (continued)

Group

As at 31 December 2006	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Liabilities								
Due to banks and other financial institutions	99,311	27,643	5,044	2,542	8,322	270	35,645	178,777
Due to central banks	-	36,598	5,776	-	-	-	-	42,374
Bank notes in circulation	-	-	34,914	-	-	-	1,909	36,823
Certificates of deposit and placements from banks and other financial institutions	78,497	59,308	5,037	2,397	120	147	1,402	146,908
Financial liabilities at fair value through profit or loss	9,682	63,207	25,037	130	-	613	56	98,725
Derivative financial instruments	6	10,669	3,046	152	78	149	223	14,323
Due to customers	2,902,584	420,197	572,423	42,529	44,032	23,210	86,143	4,091,118
Bonds issued	60,000	173	-	-	-	-	-	60,173
Other borrowings	-	40,014	-	15,247	3,984	786	3,367	63,398
Current tax liabilities	16,072	223	1,269	13	13	3	556	18,149
Retirement benefit obligations	7,444	-	-	-	-	-	-	7,444
Deferred income tax liabilities	-	806	2,178	-	-	-	45	3,029
Other liabilities	88,800	25,753	33,339	2,190	968	556	1,850	153,456
Total liabilities	**3,262,396**	**684,591**	**688,063**	**65,200**	**57,517**	**25,734**	**131,196**	**4,914,697**
Net on-balance sheet position	(256,150)	618,725	4,448	39,754	10,998	(6,903)	2,084	412,956
Net off-balance sheet position	439,850	(468,346)	79,804	(37,825)	(13,762)	7,222	156	7,099
Credit commitments	505,383	345,814	152,091	51,404	16,424	4,440	12,266	1,087,822

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Market risk (continued)

4.4 Foreign currency risk (continued)

Bank

As at 31 December 2006	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Assets								
Cash and due from banks	19,674	8,757	3,952	1,932	1,604	615	1,308	37,842
Balances with central banks	326,117	19,389	2,269	425	4,865	-	1,816	354,881
Placements with banks and other financial institutions	50,932	173,541	29,164	22,310	8,408	6,360	12,287	303,002
Government certificates of indebtedness for bank notes issued	-	-	-	-	-	-	1,713	1,713
Precious metals	-	-	-	-	-	-	40,542	40,542
Financial assets at fair value through profit or loss	31,497	30,533	-	6,437	6,324	-	1,790	76,581
Derivative financial instruments	7,418	8,391	61	126	88	169	110	16,363
Loans and advances to customers, net	1,609,963	274,178	22,619	31,003	19,735	3,476	10,891	1,971,865
Investment securities								
- available for sale	312,925	336,857	12,343	27,613	10,684	750	5,567	706,739
- held to maturity	180,914	92,451	10,915	2,540	-	13	565	287,398
- loans and receivables	350,159	73,668	10,546	-	13,520	761	9,952	458,606
Investment in subsidiaries	-	1,413	43,155	45	-	-	838	45,451
Investment in associates and joint ventures	-	10	-	-	-	-	11	21
Property and equipment	46,668	215	-	134	1,064	511	881	49,473
Investment property	-	-	-	-	-	-	620	620
Deferred income tax assets	21,742	4	-	-	37	-	60	21,843
Other assets	14,044	12,803	1,280	1,062	302	115	666	30,272
Total assets	2,972,053	1,032,210	136,304	93,627	66,631	12,770	89,617	4,403,212

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Market risk (continued)

4.4 Foreign currency risk (continued)

Bank

As at 31 December 2006	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Liabilities								
Due to banks and other financial institutions	84,378	29,206	3,960	2,412	8,460	320	35,640	164,376
Due to central banks	-	36,573	5,776	-	-	-	-	42,349
Bank notes in circulation	-	-	-	-	-	-	1,909	1,909
Certificates of deposit and placements from banks and other financial institutions	78,156	57,015	7,102	3,163	142	147	871	146,596
Financial liabilities at fair value through profit or loss	9,682	57,116	13,844	130	-	613	56	81,441
Derivative financial instruments	6	9,141	69	113	78	140	96	9,643
Due to customers	2,891,429	268,327	69,661	36,405	40,242	11,075	41,426	3,358,565
Bonds issued	60,000	173	-	-	-	-	-	60,173
Other borrowings	-	24,000	-	15,247	3,984	786	1,989	46,006
Current tax liabilities	16,058	223	-	9	13	3	451	16,757
Retirement benefit obligations	7,444	-	-	-	-	-	-	7,444
Deferred income tax liabilities	-	20	-	-	-	-	12	32
Other liabilities	87,583	17,979	2,467	1,986	879	418	1,215	112,527
Total liabilities	3,234,736	499,773	102,879	59,465	53,798	13,502	83,665	4,047,818
Net on-balance sheet position	(262,683)	532,437	33,425	34,162	12,833	(732)	5,952	355,394
Net off-balance sheet position	439,686	(407,017)	22,467	(32,369)	(15,426)	1,170	(4,795)	3,716
Credit commitments	502,965	310,418	11,297	48,725	15,890	4,323	8,610	902,228

III FINANCIAL RISK MANAGEMENT (continued)

5 Liquidity risk

Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable cost when required to meet a repayment obligation and fund its asset portfolio. The Group's objective in liquidity management is to ensure the availability of adequate funding to meet its needs to fund deposit withdrawals and other liabilities as they fall due, as well as being able to meet its obligations to fund loan originations and commitments and to take advantage of new investment opportunities.

5.1 Liquidity risk management policy and process

The Bank and overseas subsidiaries manage liquidity risk on their own basis. The Bank manages the liquidity risk of all branches, domestic and overseas.

The Bank has adopted the dual management strategies of asset liquidity management and liability liquidity management. The asset liquidity management strategies are intended to encourage diversification, the ability to realise assets, and to hold an appropriate level of high liquid assets in the portfolio. The strategies relating to liabilities are intended to increase the proportion of core deposits and to maintain the stability of liabilities and financing ability.

Sources of liquidity are regularly reviewed by a separate team in the Treasury Department to maintain a wide diversification by currency, geography, provider, product and term. A liquidity maturity analysis is performed by the Treasury Department on a monthly basis. The forecast net liquidity position is estimated and managed on a daily basis.

Assets available to meet all of the liabilities and to cover outstanding loan commitments include cash, certain central bank balances, loans and advances to banks, and loans and advances to customers. In the normal course of business, a proportion of customer loans contractually repayable within one year will be extended. The Group would also be able to meet unexpected net cash outflows by entering into repurchase and reverse repurchase transactions, and by selling securities and accessing additional funding sources.

For purposes of these tables, loans and advances to customers are considered overdue only if principal payments are overdue. In addition, for loans and advances to customers that are repayable by instalments, only the portion of the loan that is actually overdue is reported as overdue. Any part of the loan that is not due is reported according to residual maturity.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

5 Liquidity risk

5.2 Maturity analysis

The table below analyses the Group's and the Bank's assets and liabilities into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

Group

As at 31 December 2007	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Assets								
Cash and due from banks	-	71,221	-	-	-	-	-	71,221
Balances with central banks	-	121,681	524,061	25,431	80,171	-	-	751,344
Placements with banks and other financial institutions	-	-	276,014	76,777	33,847	10	-	386,648
Government certificates of indebtedness for bank notes issued	-	32,478	-	-	-	-	-	32,478
Precious metals	-	44,412	-	-	-	-	-	44,412
Financial assets at fair value through profit or loss	-	4,235	8,398	19,142	26,147	31,303	35,440	124,665
Derivative financial instruments	-	11,879	4,587	5,727	16,666	4,237	2,743	45,839
Loans and advances to customers, net	24,894	26,904	135,571	262,986	758,152	771,723	774,263	2,754,493
Investment securities								
- available for sale	-	-	44,584	61,803	74,211	223,744	278,653	682,995
- held to maturity	-	-	28,918	30,676	96,417	203,707	86,929	446,647
- loans and receivables	-	-	18,477	16,140	37,950	337,308	48,745	458,620
Investment in associates and joint ventures	-	-	-	-	-	636	6,143	6,779
Property and equipment	-	-	-	-	-	-	83,805	83,805
Investment property	-	-	-	-	-	-	9,986	9,986
Deferred income tax assets	-	-	-	-	10	17,637	-	17,647
Other assets	168	9,607	17,630	9,662	10,300	11,694	14,577	73,638
Total assets	25,062	322,417	1,058,240	508,344	1,133,871	1,601,999	1,341,284	5,991,217

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

5 Liquidity risk (continued)

5.2 Maturity analysis (continued)

Group

As at 31 December 2007	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Liabilities								
Due to banks and other financial institutions	-	324,848	-	-	-	-	-	324,848
Due to central banks	-	11,425	44,155	5,408	29,497	-	-	90,485
Bank notes in circulation	-	32,605	-	-	-	-	-	32,605
Certificates of deposit and placements from banks and other financial institutions	-	895	171,559	35,574	33,058	7,396	-	248,482
Financial liabilities at fair value through profit or loss	-	-	50,148	11,729	16,557	6,430	1,791	86,655
Derivative financial instruments	-	7,791	3,051	3,025	6,183	3,831	3,381	27,262
Due to customers	-	2,026,682	717,561	466,710	985,708	202,954	496	4,400,111
Bonds issued	-	-	-	-	1,847	2,381	60,163	64,391
Other borrowings	-	-	1,153	668	5,214	18,392	26,281	51,708
Current tax liabilities	-	26	28	4	20,987	-	-	21,045
Retirement benefit obligations	-	-	81	162	728	3,025	3,235	7,231
Deferred income tax liabilities	-	-	-	-	-	2,894	-	2,894
Other liabilities	-	82,309	23,828	9,017	39,427	19,710	8,552	182,843
Total liabilities	-	**2,486,581**	**1,011,564**	**532,297**	**1,139,206**	**267,013**	**103,899**	**5,540,560**
Net Liquidity Gap	25,062	(2,164,164)	46,676	(23,953)	(5,335)	1,334,986	1,237,385	450,657

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

5 Liquidity risk (continued)

5.2 Maturity analysis (continued)

Bank

As at 31 December 2007	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Assets								
Cash and due from banks	-	66,348	-	-	-	-	-	66,348
Balances with central banks	-	90,280	525,551	25,431	80,171	-	-	721,433
Placements with banks and other financial institutions	-	-	201,509	49,352	26,915	7,464	117	285,357
Government certificates of indebtedness for bank notes issued	-	1,792	-	-	-	-	-	1,792
Precious metals	-	42,782	-	-	-	-	-	42,782
Financial assets at fair value through profit or loss	-	-	7,349	17,863	22,258	21,828	13,384	82,682
Derivative financial instruments	-	-	3,952	5,523	15,102	3,695	2,699	30,971
Loans and advances to customers, net	19,212	6,693	115,575	234,968	715,098	596,746	647,775	2,336,067
Investment securities								
- available for sale	-	-	38,263	57,750	64,158	179,066	229,650	568,887
- held to maturity	-	-	22,985	17,035	76,268	117,831	50,948	285,067
- loans and receivables	-	-	9,495	3,909	24,832	337,308	48,745	424,289
Investment in subsidiaries	-	-	-	-	-	321	48,693	49,014
Investment in associates and joint ventures	-	-	-	-	-	-	19	19
Property and equipment	-	-	-	-	-	-	50,453	50,453
Investment property	-	-	-	-	-	-	1,362	1,362
Deferred income tax assets	-	-	-	-	-	18,080	-	18,080
Other assets	155	1,718	4,395	8,884	8,399	8,230	9,531	41,312
Total assets	19,367	209,613	929,074	420,715	1,033,201	1,290,569	1,103,376	5,005,915

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

5 Liquidity risk (continued)

5.2 Maturity analysis (continued)

Bank

As at 31 December 2007	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Liabilities								
Due to banks and other financial institutions	-	311,831	-	-	-	-	-	311,831
Due to central banks	-	11,394	44,155	5,408	29,497	-	-	90,454
Bank notes in circulation	-	1,919	-	-	-	-	-	1,919
Certificates of deposit and placements from banks and other financial institutions	-	-	175,814	40,100	29,392	6,584	-	251,890
Financial liabilities at fair value through profit or loss	-	-	47,592	9,773	10,520	3,366	1,504	72,755
Derivative financial instruments	-	-	2,588	2,525	5,068	2,657	3,163	16,001
Due to customers	-	1,696,836	399,188	369,701	949,390	202,278	496	3,617,889
Bonds issued	-	-	-	-	-	3,000	60,162	63,162
Other borrowings	-	-	1,153	653	5,214	14,801	16,300	38,121
Current tax liabilities	-	13	2	4	19,435	-	-	19,454
Retirement benefit obligations	-	-	81	162	728	3,025	3,235	7,231
Deferred income tax liabilities	-	-	-	-	-	44	-	44
Other liabilities	-	67,264	12,075	7,033	36,893	3,783	1,636	128,684
Total liabilities	**-**	**2,089,257**	**682,648**	**435,359**	**1,086,137**	**239,538**	**86,496**	**4,619,435**
Net liquidity gap	19,367	(1,879,644)	246,426	(14,644)	(52,936)	1,051,031	1,016,880	386,480

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

5 Liquidity risk (continued)

5.2 Maturity analysis (continued)

Group

As at 31 December 2006	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Assets								
Cash and due from banks	-	39,812	-	-	-	-	-	39,812
Balances with central banks	-	102,017	277,614	-	-	-	-	379,631
Placements with banks and other financial institutions	-	-	264,913	106,193	27,909	123	-	399,138
Government certificates of indebtedness for bank notes issued	-	36,626	-	-	-	-	-	36,626
Precious metals	-	42,083	-	-	-	-	-	42,083
Financial assets at fair value through profit or loss	-	-	9,611	10,043	14,868	41,703	39,603	115,828
Derivative financial instruments	-	6,466	2,516	1,699	8,181	3,321	2,654	24,837
Loans and advances to customers, net	48,388	32,925	129,262	251,375	646,647	624,209	604,920	2,337,726
Investment securities								
- available for sale	-	-	23,457	47,972	132,998	293,914	316,837	815,178
- held to maturity	-	-	26,616	57,308	102,015	186,741	88,460	461,140
- loans and receivables	-	-	52,744	62,973	85,706	250,169	48,744	500,336
Investment in associates and joint ventures	-	-	-	-	-	147	5,784	5,931
Property and equipment	-	-	-	-	-	-	86,200	86,200
Investment property	-	-	-	-	-	-	8,221	8,221
Deferred income tax assets	-	-	-	-	23	21,321	52	21,396
Other assets	366	8,473	10,994	6,422	16,733	4,131	6,451	53,570
Total assets	48,754	268,402	797,727	543,985	1,035,080	1,425,779	1,207,926	5,327,653

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

5 Liquidity risk

5.2 Maturity analysis

Group

As at 31 December 2006	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Liabilities								
Due to banks and other financial institutions	-	178,777	-	-	-	-	-	178,777
Due to central banks	-	11,116	4,412	5,078	21,768	-	-	42,374
Bank notes in circulation	-	36,823	-	-	-	-	-	36,823
Certificates of deposit and placements from banks and other financial institutions	-	2,515	79,096	19,698	25,160	20,439	-	146,908
Financial liabilities at fair value through profit or loss	-	-	20,933	14,501	38,739	14,966	9,586	98,725
Derivative financial instruments	-	2,977	1,087	1,787	2,228	3,673	2,571	14,323
Due to customers	-	1,854,295	671,453	439,215	847,843	277,401	911	4,091,118
Bonds issued	-	-	-	-	-	-	60,173	60,173
Other borrowings	-	-	947	743	5,754	22,633	33,321	63,398
Current tax liabilities	-	14	26	6	17,792	271	40	18,149
Retirement benefit obligations	-	-	82	163	713	3,087	3,399	7,444
Deferred income tax liabilities	-	-	-	-	1,808	1,201	20	3,029
Other liabilities	-	71,136	15,508	7,197	31,699	11,894	16,022	153,456
Total liabilities	-	2,157,653	793,544	488,388	993,504	355,565	126,043	4,914,697
Net liquidity gap	48,754	(1,889,251)	4,183	55,597	41,576	1,070,214	1,081,883	412,956

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

5 Liquidity risk (continued)

5.2 Maturity analysis (continued)

Bank

As at 31 December 2006	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Assets								
Cash and due from banks	-	37,842	-	-	-	-	-	37,842
Balances with central banks	-	77,810	277,071	-	-	-	-	354,881
Placements with banks and other financial institutions	-	40	214,335	59,378	21,562	7,687	-	303,002
Government certificates of indebtedness for bank notes issued	-	1,713	-	-	-	-	-	1,713
Precious metals	-	40,542	-	-	-	-	-	40,542
Financial assets at fair value through profit or loss	-	-	2,967	7,254	10,311	33,203	22,846	76,581
Derivative financial instruments	-	77	1,726	1,391	7,863	2,861	2,445	16,363
Loans and advances to customers, net	46,546	2,730	118,855	233,901	605,283	481,126	483,424	1,971,865
Investment securities								
- available for sale	-	-	21,494	42,162	125,821	250,249	267,013	706,739
- held to maturity	-	-	21,077	47,967	62,063	98,480	57,811	287,398
- loans and receivables	-	-	48,966	48,310	62,417	250,169	48,744	458,606
Investment in subsidiaries	-	-	-	-	-	376	45,075	45,451
Investment in associates and joint ventures	-	-	-	-	-	10	11	21
Property and equipment	-	-	-	-	-	-	49,473	49,473
Investment property	-	-	-	-	-	-	620	620
Deferred income tax assets	-	-	-	-	-	21,791	52	21,843
Other assets	192	3,625	1,691	5,741	15,591	56	3,376	30,272
Total assets	46,738	164,379	708,182	446,104	910,911	1,146,008	980,890	4,403,212

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

5 Liquidity risk (continued)

5.2 Maturity analysis (continued)

Bank

As at 31 December 2006	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Liabilities								
Due to banks and other financial institutions	-	164,376	-	-	-	-	-	164,376
Due to central banks	-	11,091	4,412	5,078	21,768	-	-	42,349
Bank notes in circulation	-	1,909	-	-	-	-	-	1,909
Certificates of deposit and placements from banks and other financial institutions	-	830	77,969	23,610	25,614	18,573	-	146,596
Financial liabilities at fair value through profit or loss	-	-	16,093	11,998	32,748	11,329	9,273	81,441
Derivative financial instruments	-	-	731	1,621	2,046	2,952	2,293	9,643
Due to customers	-	1,545,119	357,605	355,959	822,620	276,664	598	3,358,565
Bonds issued	-	-	-	-	-	-	60,173	60,173
Other borrowings	-	-	947	743	4,870	17,862	21,584	46,006
Current tax liabilities	-	14	22	6	16,404	271	40	16,757
Retirement benefit obligations	-	-	82	163	713	3,087	3,399	7,444
Deferred income tax liabilities	-	-	-	-	8	4	20	32
Other liabilities	-	58,809	7,114	5,454	30,688	10,309	153	112,527
Total liabilities	-	1,782,148	464,975	404,632	957,479	341,051	97,533	4,047,818
Net liquidity gap	46,738	(1,617,769)	243,207	41,472	(46,568)	804,957	883,357	355,394

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

III **FINANCIAL RISK MANAGEMENT (continued)**

5 **Liquidity risk (continued)**

5.3 **Non-derivative cash flows**

The table below presents the cash flows by the Group and the Bank under non-derivative financial assets and financial liabilities by remaining contractual maturities at the balance sheet date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Group As at 31 December 2007	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Overdue	Total
Cash and due from banks	71,221	-	-	-	-	-	-	71,221
Balances with central banks	121,681	524,061	25,431	80,171	-	-	-	751,344
Placements with banks and other financial institutions	-	276,014	76,777	33,847	10	-	-	386,648
Financial assets at fair value through profit or loss	4,235	8,405	19,233	26,303	31,161	35,744	-	125,081
Loans and advances to customers, net	31,650	136,500	264,976	764,978	772,807	774,959	29,241	2,775,111
Investment securities								-
- available for sale	-	44,623	61,993	74,585	225,919	282,691	-	689,811
- held to maturity	-	29,237	30,440	97,182	204,060	86,664	-	447,583
- loans and receivables	-	18,478	16,139	38,225	337,297	48,745	-	458,884
Other assets (1)	7,360	32,008	44,304	145,218	400,288	428,472	336	1,057,986
Total financial assets	236,147	1,069,326	539,293	1,260,509	1,971,542	1,657,275	29,577	6,763,669
Due to banks and other financial institutions	324,848	-	-	-	-	-	-	324,848
Due to central banks	11,425	44,155	5,408	29,497	-	-	-	90,485
Certificates of deposit and placements from banks and other financial institutions	895	171,559	35,574	33,058	7,396	-	-	248,482
Financial liabilities at fair value through profit or loss	-	50,147	11,729	16,557	6,421	1,777	-	86,631
Due to customers	2,026,682	717,561	466,710	985,708	202,954	496	-	4,400,111
Bonds issued	-	-	-	1,847	2,381	60,163	-	64,391
Other borrowings	-	1,153	668	5,214	18,392	26,281	-	51,708
Other liabilities (1)	60,450	23,924	14,484	57,397	57,110	23,422	-	236,787
Total financial liabilities	2,424,300	1,008,499	534,573	1,129,278	294,654	112,139	-	5,503,443

(1) Within other assets and other liabilities are amounts relating to the interest elements on financial assets and financial liabilities.

III **FINANCIAL RISK MANAGEMENT (continued)**

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

5 **Liquidity risk (continued)**

5.3 **Non-derivative cash flows (continued)**

Bank

As at 31 December 2007	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Overdue	Total
Cash and due from banks	66,348	-	-	-	-	-	-	66,348
Balances with central banks	90,280	525,551	25,431	80,171	-	-	-	721,433
Placements with banks and other financial institutions	-	201,509	49,352	26,915	7,464	117	-	285,357
Financial assets at fair value through profit or loss	-	7,356	17,954	22,415	21,640	13,543	-	82,908
Loans and advances to customers, net	6,693	115,628	235,391	716,640	597,178	647,782	28,269	2,347,581
Investment securities								
- available for sale	-	38,301	57,940	64,529	181,213	233,603	-	575,586
- held to maturity	-	23,305	16,799	77,033	118,183	50,682	-	286,002
- loans and receivables	-	9,214	4,190	25,107	337,297	48,745	-	424,553
Other assets (1)	532	15,979	37,955	123,994	348,730	347,415	319	874,924
Total financial assets	163,853	936,843	445,012	1,136,804	1,611,705	1,341,887	28,588	5,664,692
Due to banks and other financial institutions	311,831	-	-	-	-	-	-	311,831
Due to central banks	11,394	44,155	5,408	29,497	-	-	-	90,454
Certificates of deposit and placements from banks and other financial institutions	-	175,814	40,100	29,392	6,584	-	-	251,890
Financial liabilities at fair value through profit or loss	-	47,592	9,773	10,520	3,357	1,490	-	72,732
Due to customers	1,696,836	399,188	369,701	949,390	202,278	496	-	3,617,889
Bonds issued	-	-	-	-	3,000	60,162	-	63,162
Other borrowings	-	1,153	653	5,214	14,801	16,300	-	38,121
Other liabilities (1)	53,947	11,775	12,363	55,407	54,805	23,027	-	211,324
Total financial liabilities	2,074,008	679,677	437,998	1,079,420	284,825	101,475	-	4,657,403

(1) Within other assets and other liabilities are amounts relating to the interest elements on financial assets and financial liabilities.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

5 Liquidity risk (continued)

5.3 Non-derivative cash flows (continued)

Group

As at 31 December 2006	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Overdue	Total
Cash and due from banks	39,812	-	-	-	-	-	-	39,812
Balances with central banks	102,017	277,614	-	-	-	-	-	379,631
Placements with banks and other financial institutions	-	264,913	106,193	27,909	123	-	-	399,138
Financial assets at fair value through profit or loss	-	9,611	10,051	14,929	41,313	39,736	-	115,640
Loans and advances to customers, net	33,241	130,172	253,706	654,047	625,887	606,111	57,204	2,360,368
Investment securities								-
- available for sale	-	23,790	48,112	134,482	293,741	317,748	-	817,873
- held to maturity	-	26,658	57,404	102,804	187,245	88,086	-	462,197
- loans and receivables	-	52,831	63,247	86,135	250,169	48,745	-	501,127
Other assets (1)	9,401	53,765	55,308	83,737	229,470	441,651	422	873,754
Total financial assets	**184,471**	**839,354**	**594,021**	**1,104,043**	**1,627,948**	**1,542,077**	**57,626**	**5,949,540**
Due to banks and other financial institutions	178,777	-	-	-	-	-	-	178,777
Due to central banks	11,116	4,412	5,078	21,768	-	-	-	42,374
Certificates of deposit and placements from banks and other financial institutions	2,515	79,096	19,698	25,160	20,439	-	-	146,908
Financial liabilities at fair value through profit or loss	-	21,010	14,501	38,740	14,963	9,511	-	98,725
Due to customers	1,854,295	671,453	439,215	847,843	277,401	911	-	4,091,118
Bonds issued	-		-	-	-	60,173	-	60,173
Other borrowings	-	947	743	5,754	22,633	33,321	-	63,398
Other liabilities (1)	63,770	21,512	12,248	48,259	53,637	20,186	-	219,612
Total financial liabilities	**2,110,473**	**798,430**	**491,483**	**987,524**	**389,073**	**124,102**	**-**	**4,901,085**

(1) Within other assets and other liabilities are amounts relating to the interest elements on financial assets and financial liabilities.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

5 Liquidity risk (continued)

5.3 Non-derivative cash flows (continued)

Bank

As at 31 December 2006	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Overdue	Total
Cash and due from banks	37,842	-	-	-	-	-	-	37,842
Balances with central banks	77,810	277,071	-	-	-	-	-	354,881
Placements with banks and other financial institutions	40	214,335	59,378	21,562	7,687	-	-	303,002
Financial assets at fair value through profit or loss	-	2,970	7,262	10,367	32,818	22,957	-	76,374
Loans and advances to customers, net	2,942	119,357	234,791	606,763	482,293	484,164	55,357	1,985,667
Investment securities								
- available for sale	-	21,827	42,302	127,304	250,077	267,926	-	709,436
- held to maturity	-	21,120	48,063	62,851	98,985	57,437	-	288,456
- loans and receivables	-	49,053	48,584	62,845	250,169	48,745	-	459,396
Other assets (1)	3,225	49,668	52,351	72,546	195,169	352,264	243	725,466
Total financial assets	**121,859**	**755,401**	**492,731**	**964,238**	**1,317,198**	**1,233,493**	**55,600**	**4,940,520**
Due to banks and other financial institutions	164,376	-	-	-	-	-	-	164,376
Due to central banks	11,091	4,412	5,078	21,768	-	-	-	42,349
Certificates of deposit and placements from banks and other financial institutions	830	77,969	23,610	25,614	18,573	-	-	146,596
Financial liabilities at fair value through profit or loss	-	16,171	11,998	32,748	11,327	9,197	-	81,441
Due to customers	1,545,119	357,605	355,959	822,620	276,664	598	-	3,358,565
Bonds issued	-	-	-	-	-	60,173	-	60,173
Other borrowings	-	947	743	4,870	17,862	21,584	-	46,006
Other liabilities (1)	56,266	10,697	10,465	45,093	55,075	16,046	-	193,642
Total financial liabilities	**1,777,682**	**467,801**	**407,853**	**952,713**	**379,501**	**107,598**	-	**4,093,148**

(1) Within other assets and other liabilities are amounts relating to the interest elements on financial assets and financial liabilities.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

5 Liquidity risk (continued)

5.4 Derivatives cash flows

(a) Derivatives settled on a net basis

The table below analyses the Group's and the Bank's derivative financial instruments with net positive or negative fair value at the balance sheet date that will be settled on a net basis into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. Except for customer driven derivatives which are disclosed at fair value (i.e. discounted cash flows), other derivatives are disclosed at undiscounted cash flows.

Group	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
As at 31 December 2007						
Exchange rate derivatives						
– Cash flows of derivatives with net positive fair value	11,207	54	(243)	11	-	11,029
– Cash flows of derivatives with net negative fair value	(6,791)	(61)	258	(9)	-	(6,603)
Interest rate derivatives						
– Cash flows of derivatives with net positive fair value	259	150	194	942	1,993	3,538
– Cash flows of derivatives with net negative fair value	(140)	(285)	(257)	(899)	(2,035)	(3,616)
Bullion derivatives						
– Cash flows of derivatives with net positive fair value	702	-	-	-	-	702
– Cash flows of derivatives with net negative fair value	(1,039)	-	-	-	-	(1,039)
Equity derivatives						
– Cash flows of derivatives with net positive fair value	33	43	588	18	-	682
– Cash flows of derivatives with net negative fair value	(3)	(92)	(317)	(17)	-	(429)
Total	**4,228**	**(191)**	**223**	**46**	**(42)**	**4,264**

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

5 Liquidity risk (continued)

5.4 Derivatives cash flows

Bank	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
As at 31 December 2007						
Exchange rate derivatives						
– Cash flows of derivatives with net positive fair value	21	36	133	28	-	218
– Cash flows of derivatives with net negative fair value	(30)	(50)	(169)	(28)	-	(277)
Interest rate derivatives						
– Cash flows of derivatives with net positive fair value	245	105	113	738	1,992	3,193
– Cash flows of derivatives with net negative fair value	(12)	(184)	(89)	(504)	(1,967)	(2,756)
Total	224	(93)	(12)	234	25	378

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

5 Liquidity risk (continued)

5.4 Derivatives cash flows (continued)

Group	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
As at 31 December 2006						
Exchange rate derivatives						
– Cash flows of derivatives with net positive fair value	6,092	153	126	30	-	6,401
– Cash flows of derivatives with net negative fair value	(2,575)	(139)	(98)	(29)	-	(2,841)
Interest rate derivatives						
– Cash flows of derivatives with net positive fair value	319	293	693	1,634	1,573	4,512
– Cash flows of derivatives with net negative fair value	(139)	(395)	(973)	(2,321)	(1,710)	(5,538)
Bullion derivatives						
– Cash flows of derivatives with net positive fair value	202	-	-	-	-	202
– Cash flows of derivatives with net negative fair value	(440)	-	-	-	-	(440)
Equity derivatives						
– Cash flows of derivatives with net positive fair value	2	1	4	-	-	7
– Cash flows of derivatives with net negative fair value	(7)	(1)	2	(2)	-	(8)
Total	3,454	(88)	(246)	(688)	(137)	2,295

Bank	Up to 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
As at 31 December 2006						
Exchange rate derivatives						
– Cash flows of derivatives with net positive fair value	55	153	148	31	-	387
– Cash flows of derivatives with net negative fair value	(48)	(139)	(126)	(30)	-	(343)
Interest rate derivatives						
– Cash flows of derivatives with net positive fair value	314	279	752	1,583	1,618	4,546
– Cash flows of derivatives with net negative fair value	(121)	(327)	(748)	(1,586)	(1,633)	(4,415)
Total	200	(34)	26	(2)	(15)	175

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

5 Liquidity risk (continued)

5.4 Derivatives cash flows (continued)

(b) Derivatives settled on a gross basis

The table below analyses the Group's and the Bank's derivative financial instruments that will be settled on a gross basis into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. Except for customer driven derivatives which are disclosed at fair value (i.e. discounted cash flows), other derivatives are disclosed at undiscounted cash flows.

Group

As at 31 December 2007	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Exchange rate derivatives:						
– Outflow	(293,300)	(270,384)	(753,455)	(53,776)	(538)	(1,371,453)
– Inflow	289,765	274,337	764,574	55,035	515	1,384,226
Interest rate derivatives:						
– Outflow	(14,396)	-	(3,637)	(7)	-	(18,040)
– Inflow	7,585	2,497	1	2	-	10,085
Equity derivatives:						
– Outflow	(3,681)	(2,682)	(9,713)	(1,924)	-	(18,000)
– Inflow	3,375	2,286	9,148	1,928	-	16,737
Precious metals and other commodity derivatives:						
– Outflow	(120)	(66)	(938)	(26)	-	(1,150)
– Inflow	207	93	938	26	-	1,264
Total outflow	**(311,497)**	**(273,132)**	**(767,743)**	**(55,733)**	**(538)**	**(1,408,643)**
Total inflow	**300,932**	**279,213**	**774,661**	**56,991**	**515**	**1,412,312**

Bank

As at 31 December 2007	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Exchange rate derivatives:						
– Outflow	(215,940)	(222,186)	(730,371)	(49,500)	(538)	(1,218,535)
– Inflow	210,621	226,329	741,599	50,818	515	1,229,882
Interest rate derivatives:						
– Outflow	(14,396)	-	(3,635)	-	-	(18,031)
– Inflow	7,585	2,201	-	-	-	9,786
Precious metals and other commodity derivatives:						
– Outflow	(3,473)	(2,283)	(9,044)	(1,924)	-	(16,724)
– Inflow	3,375	2,286	9,148	1,928	-	16,737
Total outflow	**(233,809)**	**(224,469)**	**(743,050)**	**(51,424)**	**(538)**	**(1,253,290)**
Total inflow	**221,581**	**230,816**	**750,747**	**52,746**	**515**	**1,256,405**

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

5 Liquidity risk (continued)

5.4 Derivatives cash flows (continued)

Group

As at 31 December 2006	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Exchange rate derivatives:						
– Outflow	(315,016)	(115,156)	(500,289)	(44,538)	(25,660)	(1,000,659)
– Inflow	316,448	115,799	503,832	44,016	25,666	1,005,761
Interest rate derivatives:						
– Outflow	(6,634)	(6,619)	-	-	-	(13,253)
– Inflow	5,122	9,220	54,094	-	-	68,436
Equity derivatives:						
– Outflow	(519)	(372)	(872)	(556)	-	(2,319)
– Inflow	1,008	-	232	562	-	1,802
Precious metals and other commodity derivatives:						
– Outflow	(14)	(1)	-	-	-	(15)
– Inflow	2	1	4	-	-	7
Total outflow	(322,183)	(122,148)	(501,161)	(45,094)	(25,660)	(1,016,246)
Total inflow	322,580	125,020	558,162	44,578	25,666	1,076,006

Bank

As at 31 December 2006	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Exchange rate derivatives:						
– Outflow	(168,228)	(78,256)	(490,419)	(44,453)	(1,313)	(782,669)
– Inflow	169,298	78,737	493,964	43,930	1,319	787,248
Interest rate derivatives:						
– Outflow	(6,634)	(6,619)	-	-	-	(13,253)
– Inflow	5,122	9,220	54,094	-	-	68,436
Precious metals and other commodity derivatives:						
– Outflow	(416)	-	(230)	(556)	-	(1,202)
– Inflow	1,008	-	232	562	-	1,802
Total outflow	(175,278)	(84,875)	(490,649)	(45,009)	(1,313)	(797,124)
Total inflow	175,428	87,957	548,290	44,492	1,319	857,486

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

5 Liquidity risk (continued)

5.5 Off-balance sheet items

The Group's and the Bank's off-balance sheet financial instruments that commit it to extend credit to customers and other facilities are summarised in the table below at the remaining period to the contractual maturity date. Financial guarantees are also included below at notional amounts and based on the earliest contractual maturity date. Where the Group and the bank is the lessee under operating lease commitments, the future minimum lease payments under non-cancellable operating leases, as disclosed in Note V.41, are summarised in the table below.

Group

As at 31 December 2007	Less than 1 year	Between 1-5 years	Over 5 years	Total
Loan commitments	512,360	42,427	11,212	565,999
Guarantees, acceptances and other financial facilities	491,721	178,906	98,921	769,548
Operating lease commitments	1,852	4,051	1,556	7,459
Capital commitments	8,353	37,557	-	45,910
Total	1,014,286	262,941	111,689	1,388,916
As at 31 December 2006				
Loan commitments	427,467	34,420	8,684	470,571
Guarantees, acceptances and other financial facilities	401,008	133,650	82,593	617,251
Operating lease commitments	1,604	3,511	1,571	6,686
Capital commitments	7,457	31,694	1,126	40,277
Total	837,536	203,275	93,974	1,134,785

Bank

As at 31 December 2007	Less than 1 year	Between 1-5 years	Over 5 years	Total
Loan commitments	328,344	41,273	10,977	380,594
Guarantees, acceptances and other financial facilities	462,830	180,550	99,301	742,681
Operating lease commitments	1,467	3,648	1,556	6,671
Capital commitments	2,562	325	-	2,887
Total	795,203	225,796	111,834	1,132,833
As at 31 December 2006				
Loan commitments	267,259	34,045	8,608	309,912
Guarantees, acceptances and other financial facilities	377,327	134,866	80,123	592,316
Operating lease commitments	1,286	3,175	1,565	6,026
Capital commitments	4,364	377	-	4,741
Total	650,236	172,463	90,296	912,995

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

6 Fair value of financial assets and liabilities

(a) Financial instruments measured at fair value using a valuation technique

The total amount of the change in fair value estimated using a valuation technique based on unobservable parameters that was recognised in profit or loss during the year is nil (2006: nil).

(b) Financial instruments not measured at fair value

The tables below summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the balance sheet at their fair value. Financial assets and liabilities for which the carrying value approximates fair value, such as balances with central banks, placements with banks and other financial institutions and government certificates of indebtedness for bank notes issued, have not been included in the tables below.

Group	Carrying value as at 31 December		Fair value as at 31 December	
	2007	2006	2007	2006
Financial assets				
Loans and advances to customers net	2,754,493	2,337,726	2,741,712	2,337,710
Investment securities				
- held to maturity	446,647	461,140	443,610	459,897
- loans and receivables	458,620	500,336	458,665	500,359
Financial liabilities				
Certificates of deposit and placements from banks and other financial institutions	248,482	146,908	248,552	146,967
Due to customers	4,400,111	4,091,118	4,397,109	4,091,513
Bonds issued	64,391	60,173	64,138	60,931
Other borrowings	51,708	63,398	47,674	57,441

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

6 Fair value of financial assets and liabilities (continued)

Bank	**Carrying value as at 31 December**		**Fair value as at 31 December**	
	2007	**2006**	**2007**	**2006**
Financial assets				
Loans and advances to customers net	2,336,067	1,971,865	2,323,269	1,971,846
Investment securities				
- held to maturity	285,067	287,398	282,965	287,082
- loans and receivables	424,289	458,606	424,291	458,581
Financial liabilities				
Certificates of deposit and placements from banks and other financial institutions	251,890	146,596	251,959	146,655
Due to customers	3,617,889	3,358,565	3,614,887	3,358,960
Bonds issued	63,162	60,173	62,910	60,931
Other borrowings	38,121	46,006	34,087	40,049

III FINANCIAL RISK MANAGEMENT (continued)

6 Fair value of financial assets and liabilities (continued)

(i) Loans and advances to customers

Loans and advances are net of allowances for impairment. The estimated fair value of loans and advances represents the discounted amount of estimated future cash flows expected to be received. Expected cash flows are discounted at current market rates to determine fair value.

(ii) Investment securities

Investment securities include interest-bearing assets held to maturity, available for sale and loans and receivables. Assets classified as available for sale are measured at fair value. Fair value of held to maturity securities is based on market prices or broker/dealer price quotations. Where this information for held to maturity securities and loans and receivables is not available, fair value is estimated using quoted market prices for securities with similar credit, maturity and yield characteristics.

(iii) Certificates of deposit and placements from banks and other financial institutions and due to customers

The estimated fair value of deposits with no stated maturity, which includes non-interest-bearing deposits, is the amount repayable on demand. The estimated fair value of fixed interest-bearing deposits, placements from banks and other financial institutions and other borrowings not quoted in an active market is based on discounted cash flows using interest rates for new debts with similar remaining maturity; unless they are quoted in an active market in which case quoted prices are used to estimate fair value.

(iv) Bond issued and other borrowings

The aggregate fair values are calculated based on quoted market prices. For those bonds and borrowings where quoted market prices are not available, a discounted cash flow model is used based on a current yield curve appropriate for the remaining term to maturity.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

7 Capital management

The Group's objectives when managing capital, are:

- to comply with the capital requirements set by the regulators of the banking markets where the entities within the Group operate;
- to safeguard the Group's ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders; and
- to maintain a strong capital base to support the development of its business.

Capital adequacy and regulatory capital are monitored by Group management, employing techniques based on the guidelines developed by the Basel Committee, as implemented by the CBRC, for supervisory purposes. The required information is filed with the CBRC on a quarterly basis.

The CBRC requires each bank or banking group to maintain a ratio of total regulatory capital to its risk-weighted assets at or above the agreed minimum of 8%, and a core capital ratio of above 4%.

The Group's regulatory capital as managed by its Treasury Department is divided into two tiers:

- Core capital: share capital, capital reserve, reserves created by appropriations of retained earnings, retained earnings and minority interest arising on consolidation from interests in permanent shareholders' equity; and
- Supplementary: long-term subordinated bond issued, collective impairment allowances and others.

Goodwill, investments in entities engaged in banking and financial activities which are not consolidated in the financial statements, investment properties and investments in commercial corporations are deducted from core and supplementary capital to arrive at the regulatory capital.

The on-balance sheet risk-weighted assets are measured by means of a hierarchy of four risk weights classified according to the nature of, and reflecting an estimate of, credit and other risks associated with each asset and customer, and taking into account any eligible collateral or guarantees. A similar treatment is adopted for off-balance sheet exposure with adjustments to reflect the contingent nature of the potential losses. The market risk capital adjustment is measured by means of a standardized (market risk) approach.

The tables below summarise the capital adequacy ratios and the composition of regulatory capital of the Group for the years ended 31 December 2007 and 2006. The Group complied with the externally imposed capital requirements to which it is subject.

	As at 31 December	
	2007	**2006**
Capital adequacy ratio	13.34%	13.59%
Core capital adequacy ratio	10.67%	11.44%

The capital adequacy ratios above are calculated in accordance with the rules and regulations promulgated by the CBRC, and the generally accepted accounting principles of the PRC. The regulatory indicators are measured according to the regulatory requirements and accounting standards of the reporting period, and no retrospective adjustment was made to the comparative amounts.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

7 Capital management (continued)

Group	As at 31 December	
	2007	2006
Components of Capital base		
Core capital:		
Share capital	253,794	253,623
Reserves (b)	126,567	126,916
Minority interest	30,227	29,560
Total core capital	410,588	410,099
Supplementary capital:		
Collective impairment allowances	31,897	28,315
Long-term subordinated bonds issued	60,000	60,000
Others (b)	16,672	(2,439)
Gross value of supplementary capital	108,569	85,876
Total capital base before deductions	519,157	495,975
Deductions:		
Goodwill	(1,752)	(1,875)
Investments in entities engaged in banking and financial activities which are not consolidated	(1,932)	(4,371)
Investment properties	(9,986)	(5,141)
Investments in commercial corporations	(4,847)	(13,226)
Total capital base after deductions	500,640	471,362
Core capital base after deductions(a)	400,454	396,855
Risk-weighted assets and market risk capital adjustment		
Risk-weighted assets and market risk capital adjustment	3,754,108	3,469,017

(a) Pursuant to the relevant regulations, 100% of goodwill and 50% of other deductions were applied in deriving the core capital base.

The increase of the regulatory capital in 2007 was mainly due to the contribution of the current-year profit.

(b) Pursuant to regulations released by CBRC in November 2007, all net unrealised fair value gains after tax consideration are removed from the core capital calculation. The fair value gains on trading activities recognised in profit and loss are included in the supplementary capital. Only a certain percentage of fair value gain recognised in equity can be included in the supplementary capital.

III FINANCIAL RISK MANAGEMENT (continued)

8 Insurance risk

Insurance contracts are mainly sold in Chinese Mainland and Hong Kong and are mainly denominated in Renminbi and Hong Kong Dollars. The risk under any one insurance contract is the possibility that the insured event occurs and the uncertainty of the amount of the resulting claim. This risk is inherently random and, therefore, unpredictable. The Group manages its portfolio of insurance risks through its underwriting strategy and policies, portfolio management techniques, adequate reinsurance arrangements and proactive claims handling and processing. The underwriting strategy attempts to ensure that the underwritten risks are well diversified in terms of type and amount of risk and industry.

For a portfolio of insurance contracts where the theory of probability is applied to pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments exceed the carrying amount of the insurance liabilities. This could occur because the frequency or severity of the claims and benefits are greater than estimated. Insurance events are random and the actual number and amount of claims and benefits will vary from year to year from the level established using statistical techniques.

Uncertainty in the estimation of future benefit payments and premium receipts for long-term insurance contracts arises from the unpredictability of long-term changes in overall levels of mortality. In order to assess the uncertainty due to the mortality assumption and lapse assumption, the Group conducted mortality rate studies and policy lapse studies in order to determine the appropriate assumptions.

IV CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Areas susceptible to changes in essential estimates and judgments, which affect the carrying value of assets and liabilities, are set out below. It is possible that actual results may be materially different from the estimates referred to below.

1 Impairment allowances on loans and advances

The Group reviews its loan portfolios to assess impairment on a periodic basis, unless known circumstances indicate that impairment may have occurred as of an interim date. In determining whether an impairment loss should be recorded in the income statement, the Group makes judgments as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of loans and advances before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group (e.g. payment delinquency or default), or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when estimating expected future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

2 Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not quoted in active markets are determined by using valuation techniques. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel. The Group's models for fair value of derivatives and other financial instruments use only observable data and input parameters.

With respect to PRC government obligations related to large-scale policy directed financing transactions fair value is determined using the stated interest rate of the related instrument and with reference to rates determined by the PRC government in similar transactions engaged in or directed by the PRC government. In this regard, there are no other relevant market prices or yields reflecting arm's length transactions of a comparable size and tenor, available.

3 Impairment of available for sale financial assets and held to maturity securities

The Group follows the guidance of IAS 39 to determine when an available for sale or held to maturity financial asset is impaired. This determination requires significant judgment. In making this judgment, the group evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, credit ratings, delinquency rates and counterparty risk.

IV CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES (continued)

4 Held to maturity securities

The Group follows the guidance of IAS 39 on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held to maturity. This classification requires significant judgment. In making this judgment, the Group evaluates its intention and ability to hold such investments to maturity. If the Group fails to hold these investments to maturity other than for specific circumstances defined in IAS 39 such as, selling an insignificant amount close to maturity, it will be required to reclassify the entire portfolio of assets as available for sale.

5 Employee retirement benefit obligations

As described in Note II.22(2) and Note V.34, the Bank has established liabilities in connection with benefits paid to certain retired and early retired employees. The amounts of employee benefit expense and these liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, pension benefit inflation rates, medical benefit inflation rates, and other factors. Actual results that differ from the assumptions are recognised immediately and, therefore, affect recognised expense in the year in which such differences arise. While management believes that its assumptions are appropriate, differences in actual experience or changes in assumptions may affect the Bank's expense related to its employee retirement benefit obligations.

6 Income taxes

The Group is subject to income taxes in numerous jurisdictions; principally, however in the Chinese Mainland and Hong Kong. Significant estimates are required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. In particular, the deductibility of certain items in the Chinese Mainland is subject to government approval. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred income tax provisions in the period during which such a determination is made.

V NOTES TO THE FINANCIAL STATEMENTS

1 **Segment information**

The Group's businesses operate in three principal geographical areas: the Chinese Mainland, Hong Kong and Macau, and other overseas locations. Significant other overseas locations include New York, London, Singapore and Tokyo.

The geographical analysis of revenue, expense, segment result, segment assets, segment liabilities and capital expenditure reflects the process through which the Group's operating activities are managed. In accordance with the Group's organizational structure and its internal financial reporting process, the Group has determined that geographical segments should be presented as its primary segment.

Profit and loss accounts, assets and liabilities, capital expenditure, depreciation and amortization and credit commitments have generally been based on the country in which the branch or subsidiary is located.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

1 Segment information (continued)

As at and for the year ended 31 December 2007

	Chinese Mainland	Hong Kong and Macau: BOC Hong Kong Group	Hong Kong and Macau: Others	Hong Kong and Macau: Subtotal	Other overseas locations	Elimination	Total
Interest income	208,599	44,677	5,775	50,452	10,222	(7,402)	261,871
Interest expense	(78,066)	(25,622)	(4,832)	(30,454)	(8,008)	7,402	(109,126)
Net interest income	130,533	19,055	943	19,998	2,214	-	152,745
Fee and commission income	18,904	7,726	3,963	11,689	1,092	(131)	31,554
Fee and commission expense	(970)	(1,752)	(1,309)	(3,061)	(166)	131	(4,066)
Net fee and commission income	17,934	5,974	2,654	8,628	926	-	27,488
Net trading (losses)/gains	(3,275)	1,796	740	2,536	77	-	(662)
Net (losses) / gains on investment securities	(17,444)	(2,126)	3,992	1,866	52	-	(15,526)
Other operating income *	2,625	9,962	5,640	15,602	512	(72)	18,667
Operating income	130,373	34,661	13,969	48,630	3,781	(72)	182,712
Operating expenses *	(61,134)	(16,721)	(5,548)	(22,269)	(1,695)	72	(85,026)
Impairment losses on loans and advances	(8,831)	670	22	692	(113)	-	(8,252)
Operating profit	60,408	18,610	8,443	27,053	1,973	-	89,434
Share of results of associates and joint ventures	-	4	1,259	1,263	-	-	1,263
Profit before income tax	60,408	18,614	9,702	28,316	1,973	-	90,697
Income tax expense	(24,577)	(3,213)	(462)	(3,675)	(409)	-	(28,661)
Profit for the year	35,831	15,401	9,240	24,641	1,564	-	62,036
Segment assets	4,778,855	987,437	164,497	1,151,934	236,754	(183,105)	5,984,438
Investment in associates and joint ventures	-	78	6,701	6,779	-	-	6,779
Total assets	4,778,855	987,515	171,198	1,158,713	236,754	(183,105)	5,991,217
Segment liabilities	4,451,257	906,204	141,709	1,047,913	224,495	(183,105)	5,540,560
Other segment items:							
Capital expenditure	8,354	1,121	3,050	4,171	223	-	12,748
Depreciation and amortization	5,528	631	820	1,451	115	-	7,094
Credit commitments	1,052,891	216,583	15,602	232,185	74,963	(24,492)	1,335,547

* Other operating income includes insurance premium income earned, and operating expenses include insurance benefits and claims.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

1 Segment information (continued)

As at and for the year ended 31 December 2006

		Hong Kong and Macau					
	Chinese Mainland	BOC Hong Kong Group	Others	Subtotal	Other overseas locations	Elimination	Total
Interest income	167,024	41,061	4,870	45,931	7,563	(5,184)	215,334
Interest expense	(65,575)	(24,668)	(3,158)	(27,826)	(5,750)	5,188	(93,963)
Net interest income	101,449	16,393	1,712	18,105	1,813	4	121,371
Fee and commission income	9,593	4,893	2,311	7,204	911	(569)	17,139
Fee and commission expense	(964)	(1,306)	(529)	(1,835)	(82)	65	(2,816)
Net fee and commission income	8,629	3,587	1,782	5,369	829	(504)	14,323
Net trading (losses)/gains	(3,927)	1,835	570	2,405	(22)	-	(1,544)
Net gains /(losses) on investment securities	664	(5)	434	429	39	-	1,132
Other operating income *	1,695	7,317	4,044	11,361	85	(45)	13,096
Operating income	108,510	29,127	8,542	37,669	2,744	(545)	148,378
Operating expenses *	(50,357)	(13,431)	(3,520)	(16,951)	(1,483)	60	(68,731)
Impairment losses on loans and advances	(15,546)	1,836	1,147	2,983	221	-	(12,342)
Operating profit	42,607	17,532	6,169	23,701	1,482	(485)	67,305
Share of results of associates and joint ventures	-	4	683	687	-	(55)	632
Profit before income tax	42,607	17,536	6,852	24,388	1,482	(540)	67,937
Income tax expense	(16,138)	(2,902)	(533)	(3,435)	(290)	190	(19,673)
Profit for the year	26,469	14,634	6,319	20,953	1,192	(350)	48,264
Segment assets	4,220,394	926,023	152,125	1,078,148	214,766	(191,586)	5,321,722
Investment in associates and joint ventures	1	59	5,871	5,930	-	-	5,931
Total assets	4,220,395	926,082	157,996	1,084,078	214,766	(191,586)	5,327,653
Segment liabilities	3,921,219	844,984	135,405	980,389	204,675	(191,586)	4,914,697
Other segment items:							
Capital expenditure	5,954	740	666	1,406	52	-	7,412
Depreciation and amortization	5,193	557	188	745	88	-	6,026
Credit commitments	839,637	188,664	14,810	203,474	61,048	(16,337)	1,087,822

* Other operating income includes insurance premium income earned, and operating expenses include insurance benefits and claims.

V NOTES TO THE FINANCIAL STATEMENTS (continued)

1 Segment information (continued)

Business segments comprise the Group's secondary segment. The Group provides services through six main business segments: corporate banking, personal banking, treasury operations, investment banking, insurance and other operations. Segment revenue, segment expense, segment result, segment assets and capital expenditure presented in business segments include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Funding is provided to and from individual business segments through treasury operations as part of the asset and liability management process. The pricing of these transactions is based on market deposit and lending rates, adjusted for pre-determined margins. These margins reflect differentiation based on product features and maturities. The transactions are eliminated on consolidation.

Corporate banking - providing services to corporate customers including current accounts, deposits, overdrafts, lending, trade related products and other credit facilities, custody, foreign currency and derivative products.

Personal banking - providing services to retail customers including current accounts, savings, deposits, investment savings products, credit and debit cards, consumer loans and mortgages.

Treasury operations - consisting of foreign exchange transactions, customer-based interest rate and foreign exchange derivative transactions, money market transactions, proprietary trading and asset-liability management. The results of this segment include the inter-segment funding income and expenses, resulting from interest bearing assets and liabilities; and foreign currency translation gains and losses.

Investment banking - consisting of debt and equity underwriting and financial advisory, sales and trading of securities, stock brokerage, investment research and asset management services, and private equity investment services.

Insurance - underwriting of general and life insurance business and insurance agency services.

Other operations of the Group comprise investment holding and other miscellaneous activities, none of which constitutes a separately reportable segment.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

1 Segment information (continued)

As at and for the year ended 31 December 2007

	Corporate banking	Personal banking	Treasury operations	Investment banking	Insurance	Others	Elimination	Total
Interest income	117,941	93,873	100,744	1,217	871	456	(53,231)	261,871
Interest expense	(52,324)	(50,543)	(55,685)	(828)	-	(2,977)	53,231	(109,126)
Net interest income	65,617	43,330	45,059	389	871	(2,521)	-	152,745
Fee and commission income	16,776	10,588	1,238	3,292	2	261	(603)	31,554
Fee and commission expense	(932)	(1,593)	(164)	(1,003)	(646)	(227)	499	(4,066)
Net fee and commission income	15,844	8,995	1,074	2,289	(644)	34	(104)	27,488
Net trading gains / (losses)	4,934	3,042	(10,169)	436	966	129	-	(662)
Net (losses) / gains on investment securities	-	-	(19,519)	-	-	3,993	-	(15,526)
Other operating income	210	1,410	11	80	9,353	8,979	(1,376)	18,667
Operating income	86,605	56,777	16,456	3,194	10,546	10,614	(1,480)	182,712
Operating expenses	(31,467)	(29,324)	(10,461)	(1,822)	(10,313)	(3,119)	1,480	(85,026)
Impairment losses on loans and advances	(7,518)	(746)	-	12	-	-	-	(8,252)
Operating profit	47,620	26,707	5,995	1,384	233	7,495	-	89,434
Share of results of associates and joint ventures	-	-	-	606	-	669	(12)	1,263
Profit before income tax	47,620	26,707	5,995	1,990	233	8,164	(12)	90,697
Income tax expense								(28,661)
Profit for the year								62,036
Segment assets	2,064,142	811,793	2,983,730	33,419	28,222	114,406	(51,274)	5,984,438
Investment in associates and joint ventures	-	-	-	1,373	245	5,206	(45)	6,779
Total assets	2,064,142	811,793	2,983,730	34,792	28,467	119,612	(51,319)	5,991,217
Capital expenditure	2,861	3,152	151	99	169	6,316	-	12,748

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

1 Segment information (continued)

As at and for the year ended 31 December 2006

	Corporate banking	Personal banking	Treasury operations	Investment banking	Insurance	Others	Elimination	Total
Interest income	96,920	88,291	84,521	679	594	536	(56,207)	215,334
Interest expense	(41,111)	(51,877)	(54,661)	(543)	(19)	(1,963)	56,211	(93,963)
Net interest income	55,809	36,414	29,860	136	575	(1,427)	4	121,371
Fee and commission income	7,039	7,774	930	2,039	3	385	(1,031)	17,139
Fee and commission expense	(365)	(1,537)	(171)	(396)	(546)	(270)	469	(2,816)
Net fee and commission income	6,674	6,237	759	1,643	(543)	115	(562)	14,323
Net trading gains/(losses)	4,105	2,264	(8,810)	310	546	40	1	(1,544)
Net gains on investment securities	-	-	695	-	-	437	-	1,132
Other operating income	136	396	32	149	7,968	5,700	(1,285)	13,096
Operating income	66,724	45,311	22,536	2,238	8,546	4,865	(1,842)	148,378
Operating expenses *	(26,098)	(23,927)	(8,818)	(1,177)	(7,965)	(2,096)	1,350	(68,731)
Impairment losses on loans and advances	(11,542)	(794)	-	(6)	-	-	-	(12,342)
Operating profit	29,084	20,590	13,718	1,055	581	2,769	(492)	67,305
Share of results of associates and joint ventures	-	-	-	238	2	440	(48)	632
Profit before income tax	29,084	20,590	13,718	1,293	583	3,209	(540)	67,937
Income tax expense								(19,673)
Profit for the year								48,264
Segment assets	1,795,152	687,553	2,725,362	22,755	19,933	108,722	(37,755)	5,321,722
Investment in associates and joint ventures	-	-	-	911	244	4,844	(68)	5,931
Total assets	1,795,152	687,553	2,725,362	23,666	20,177	113,566	(37,823)	5,327,653
Capital expenditure	1,542	2,744	105	24	19	2,978	-	7,412

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

1 Segment information (continued)

With effect from 1 January 2007, the Group revised its basis of allocating segment operating expense in respect of the cost of retail counter staff and sales department staff between the Corporate banking and Personal banking segments to more appropriately reflect its business segment operating profit.

The effect of the change in basis of staff cost allocation between Corporate Banking and Personal Banking segments for the year ended 31 December 2006 is summarized below:

For the year ended 31 December 2006	Corporate banking	Personal banking	Treasury operations	Other business segments	Total
Operating Expenses - Original	(22,904)	(27,121)	(8,818)	(9,888)	(68,731)
Operating Expenses - Restated	(26,098)	(23,927)	(8,818)	(9,888)	(68,731)
Effect of Change	(3,194)	3,194	-	-	-
Operating Profit - Original	32,278	17,396	13,718	3,913	67,305
Operating Profit - Restated	29,084	20,590	13,718	3,913	67,305
Effect of Change	(3,194)	3,194	-	-	-

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

2 Net interest income

	Year ended 31 December	
	2007	2006
Interest income		
Loans and advances to customers	158,390	128,934
Investment securities and trading assets	73,500	67,195
Due from central banks	7,645	5,313
Due from banks and other financial institutions	22,336	13,892
Subtotal	261,871	215,334
Interest expense		
Due to customers	(89,170)	(79,939)
Due to banks and other financial institutions	(14,584)	(9,393)
Other borrowed funds	(5,372)	(4,631)
Subtotal	(109,126)	(93,963)
Net interest income	152,745	121,371
Included within interest income is interest income accrued on impaired financial assets:	342	628

Included within interest income and interest expenses are RMB 256,654 million (2006: RMB 211,010 million) and RMB 104,558 million (2006: RMB 91,227 million) for financial assets and financial liabilities that are not at fair value through profit or loss respectively.

For the year ended 31 December 2007, the interest income from listed investments and unlisted investments is RMB 26,480 million and RMB 47,020 million respectively.

3 Net fee and commission income

	Year ended 31 December	
	2007	2006
Agency commissions	14,383	4,621
Settlement and clearing fees	4,849	3,848
Credit commitment fees	3,590	3,064
Bank card fees	3,721	2,937
Custodian and other fiduciary service fees	1,380	531
Others	3,631	2,138
Fee and commission income	31,554	17,139
Fee and commission expense	(4,066)	(2,816)
Net fee and commission income	27,488	14,323

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

4 Net trading losses

Group	Year ended 31 December	
	2007	2006
Net losses from foreign exchange and foreign exchange products (1)	(948)	(1,496)
Net gains/(losses) from precious metals and other commodity products	134	(68)
Net losses from interest rate products	(1,290)	(302)
Net gains from equity products	1,442	324
Others	-	(2)
Total (2)	(662)	(1,544)

(1) The net losses from foreign exchange and foreign exchange products include spread income earned on domestic operations foreign exchange transactions business of RMB 7.6 billion (2006: RMB 5.9 billion), losses in connection with the retranslation of foreign currency denominated monetary assets and liabilities of RMB 26.9 billion (2006: RMB 14.2 billion), and net realised and unrealised gains on foreign exchange derivatives (including those entered into in conjunction with the Group's assets and liability management and funding arrangements) of RMB 16.8 billion (2006: RMB 5.5 billion).

(2) Included in "Net trading losses" above for the year ended 31 December 2007 are losses of RMB 2.8 billion in relation to financial assets and financial liabilities designated at fair value through profit and loss (2006: Gain of RMB 0.04 billion). The related fair value of derivative instruments managed in conjunction with the financial assets and financial liabilities designated at fair value through profit and loss is also reported in "Net trading losses".

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

5 Net (losses)/gains on investment securities

	Year ended 31 December	
	2007	2006
(Losses)/gains on de-recognition of investment securities	(3,263)	1,178
Allowance for impairment losses	(12,263)	(46)
Total	(15,526)	1,132

During 2007, the Group disposed of a portion of the US subprime mortgage related asset-backed securities and all US subprime mortgage related collateralised debt obligations. In addition, the Group has impairment charges on available for sale and held to maturity investment securities held at 31 December 2007 (Note III.3.6).

6 Other operating income

	Year ended 31 December	
	2007	2006
Insurance premiums		
- Long term insurance contracts	8,197	6,349
- General insurance contracts	974	1,359
Gains on disposal of subsidiaries, associates and joint ventures	222	789
Gains on disposal of property and equipment and other assets	744	717
Changes in fair value of investment properties	2,070	595
Dividend income	258	186
Aircraft lease income	2,055	97
Others	4,147	3,004
Total	18,667	13,096

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

7 Operating expenses

	Year ended 31 December	
	2007	2006
Staff costs (Note V.8)	36,261	30,896
General operating and administrative expenses (1)	21,736	16,378
Depreciation and amortization	7,094	6,026
Business and other taxes	8,726	6,462
Insurance benefits and claims		
- Long term insurance contracts	9,185	6,820
- General insurance contracts	652	664
Losses on disposal of property and equipment	49	148
Allowance for litigation losses (Note V.37(2))	199	897
Others	1,124	440
Total	85,026	68,731

(1) Included in the general operating and administrative expenses are principal auditors' remuneration of RMB 216 million for the year ended 31 December 2007 (2006: RMB 183 million).

Included in the general operating and administrative expenses are operating lease rental of RMB 2,362 million for the year ended 31 December 2007 (2006: RMB 1,775 million).

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

8 Staff costs

	Year ended 31 December	
	2007	2006
Salaries and benefits	28,352	23,293
Defined contribution plans (1) (2)	3,026	3,079
Retirement benefits (Note V.34)	802	1,391
Housing funds	1,551	1,224
Social security costs	1,106	993
Others	1,424	916
Total	36,261	30,896

(1) Contributions to defined contribution plans for the years ended 31 December 2007 and 2006 include the effect of deductions of forfeited contributions of approximately RMB 17 million and RMB 34 million, respectively.

(2) In 2005, the Group established the Annuity Plan (Note II.22(1)), a defined contribution plan, in addition to local Labour and Social Security Bureau contribution plans. The expense recorded in the Bank's income statement for the years ended 31 December 2007 and 2006 amounted to RMB 506 million and RMB 955 million, respectively.

V NOTES TO THE FINANCIAL STATEMENTS (continued)

9 Directors', supervisors' and senior management's emoluments

The total remuneration of the directors and supervisors for the years ended 31 December 2007 and 2006 are approximately RMB 12.72 million and RMB 11.19 million respectively.

Details of the directors' and supervisors' emoluments are as follows:

For the year ended 31 December 2007 (Amount in thousands of RMB)	Fees	Basic salaries, allowances and benefits in kind	Contributions to pension schemes	Discretionary bonuses	Total
Executive directors					
Xiao Gang (6)	-(4)	668	47	960(5)	1,675
Li Lihui (6)	66(4)	654	47	949(5)	1,716
Hua Qingshan (6)	26(4)	312	23	461(5)	822
Li Zaohang (6)	56(4)	612	45	944(5)	1,657
Independent non-executive directors					
Anthony Francis Neoh	550	-	-	-	550
William Peter Cooke	643	-	-	-	643
Patrick de Saint-Aignan	493	-	-	-	493
Alberto Togni	362	-	-	-	362
Huang Shizhong	132	-	-	-	132
Huang Danhan	43	-	-	-	43
Non-executive directors					
Zhang Jinghua (1)	-	-	-	-	-
Yu Erniu (1)	-	-	-	-	-
Zhu Yan (1)	-	-	-	-	-
Zhang Xinze (1)	-	-	-	-	-
Hong Zhihua (1)	-	-	-	-	-
Huang Haibo (1)	-	-	-	-	-
Cai Haoyi (1)	-	-	-	-	-
Wang Gang (1)	-	-	-	-	-
Frederick Anderson Goodwin(2)	-	-	-	-	-
Seah Lim Huat Peter(2)	-	-	-	-	-
Supervisors					
Liu Ziqiang (6)	-	612	34	944(5)	1,590
Wang Xueqiang (6)	-	443	34	494(5)	971
Liu Wanming (6)	-	440	34	515(5)	989
Li Chunyu	-	318	30	132(5)	480
Liu Dun	-	282	23	289(5)	594
	2,371	4,341	317	5,688	12,717

V NOTES TO THE FINANCIAL STATEMENTS (continued)

9 Directors', supervisors' and senior management's emoluments (continued)

For the year ended 31 December 2006 (Amount in thousands of Renminbi)	Fees	Basic salaries, allowances and benefits in kind	Contributions to pension schemes	Discretionary bonuses	Total
Executive directors					
Xiao Gang	78[(4)]	640	103	703	1,524
Li Lihui	93[(4)]	609	97	730	1,529
Hua Qingshan	78[(4)]	530	87	613	1,308
Li Zaohang	78[(4)]	525	87	617	1,307
Independent non-executive directors					
Anthony Francis Neoh	400	-	-	-	400
William Peter Cooke	606	-	-	-	606
Patrick de Saint-Aignan	400	-	-	-	400
Alberto Togni	146	-	-	-	146
Non-executive directors					
Zhang Jinghua [(1)]	-	-	-	-	-
Yu Erniu [(1)]	-	-	-	-	-
Zhu Yan [(1)]	-	-	-	-	-
Zhang Xinze [(1)]	-	-	-	-	-
Hong Zhihua [(1)]	-	-	-	-	-
Huang Haibo [(1)]	-	-	-	-	-
Frederick Anderson Goodwin [(2)]	-	-	-	-	-
Seah Lim Huat Peter [(2)]	-	-	-	-	-
Supervisors					
Liu Ziqiang	-	566	92	655	1,313
Wang Xueqiang	-	426	68	384	878
Liu Wanming	-	426	68	380	874
Li Chunyu	-	299	44	135	478
Liu Dun	-	226	30	167	423
	1,879	4,247	676	4,384	11,186

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

9 Directors', supervisors' and senior management's emoluments (continued)

(1) During 2007 and 2006, these full-time non-executive directors of the Bank received emoluments from Huijin for their services to the Bank.

(2) During 2007 and 2006, the Bank did not pay any emolument to these non-executive directors.

(3) In July 2002, options to purchase shares of BOCHK Holdings were granted to several directors of the Bank under the Pre-Listing Share Option Scheme (as more fully described in Note V.35). During the year 2007, certain options were exercised (2006: nil) but no benefits arising from the granting of these share options were included in the directors' emoluments disclosed above or recognised in the consolidated income statement.

(4) In addition to the fees disclosed, these executive directors of the Bank waived emoluments amounting to RMB 0.70 million for the year ended 31 December 2007 (2006: RMB 0.88 million).

(5) 2007 discretionary bonuses for these directors and supervisors have been reviewed and approved by the Board of Directors. The above discretionary bonuses represent the amounts determined according to the relevant remuneration policies.

(6) The amounts of discretionary bonuses payable to these executive directors and supervisors for the year ended 31 December 2007 are subject to approval of the Bank's equity holders in the Annual General Meeting to be held on 19 June 2008.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

9 Directors', supervisors' and senior management's emoluments (continued)

Five highest paid individuals

Of the five individuals with the highest emoluments, none of them are directors or supervisors whose emoluments are disclosed above.

The emoluments payable to the five individuals whose emoluments were the highest in the Group for the years ended 31 December 2007 and 2006 respectively are as follows:

	Year ended 31 December	
	2007	2006
Basic salaries and allowances	8	8
Discretionary bonuses	179	132
Contributions to pension schemes	1	1
	188	141

Emoluments of the individuals were within the following bands:

	Year ended 31 December	
Amounts in RMB	2007	2006
19,500,001-20,000,000	-	1
23,500,001-24,000,000	-	1
25,000,001-25,500,000	-	1
27,500,001-28,000,000	1	-
28,500,001-29,000,000	-	1
29,000,001-29,500,000	1	-
31,000,001-31,500,000	1	-
37,000,001-37,500,000	1	-
44,500,001-45,000,000	-	1
62,000,001-62,500,000	1	-

During the years ended 31 December 2007 and 2006, the Group has not paid any emoluments to the directors, supervisors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

10 Impairment losses on loans and advances

	Year ended 31 December	
	2007	**2006**
Net charge for impairment losses		
-Individually assessed	2,559	8,694
-Collectively assessed	5,693	3,648
Total impairment losses on loans and advances	8,252	12,342

Details of new allowances (including the amount directly written off in the period) and releases are disclosed in Note V.18.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

11 Income tax expense

	Year ended 31 December	
	2007	**2006**
Current income tax		
Chinese Mainland income tax	20,618	16,477
Hong Kong profits tax	2,933	2,717
Overseas taxation	742	570
	24,293	19,764
Deferred income tax (Note V.36)	4,368	(91)
	28,661	19,673

The provision for Chinese Mainland income tax is calculated based on the statutory rate of 33% of the assessable income of the Bank and each of the subsidiaries established in the Chinese Mainland as determined in accordance with the relevant PRC income tax rules and regulations for the years ended 31 December 2007 and 2006. In addition, the Bank's Overseas Operations are subject to supplementary PRC tax at a rate determined by the relevant PRC authority.

The Group's operations in Hong Kong are subject to Hong Kong profits tax at the rate of 17.5% on the estimated assessable income for the years ended 31 December 2007 and 2006.

Taxation on overseas profits has been calculated on the estimated assessable profit at the rates of taxation prevailing in the countries or regions in which the Group operates.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the basic domestic tax rate of the Bank as follows:

	Year ended 31 December	
	2007	**2006**
Profit before income tax	90,697	67,937
Tax calculated at 33%	29,930	22,419
Effect of different tax rates on Overseas Operations	(4,580)	(3,880)
Supplementary tax on overseas income paid in the PRC	2,468	2,510
Income not subject to tax (1)	(2,863)	(2,402)
Expenses not deductible for tax purposes (2)	1,143	781
Others (3)	2,563	245
Income tax expense	28,661	19,673

V NOTES TO THE FINANCIAL STATEMENTS (continued)

11 Income tax expense(continued)

(1) Income not subject to tax mainly comprises interest income from PRC treasury bills.

(2) In 2007, non-deductible expenses primarily included staff salary costs and marketing and entertainment expenses in excess of those deductible under the relevant PRC tax regulations.

(3) These mainly comprise the effect of the reduction of the PRC enterprise income tax rate for domestic enterprises from 33% to 25% with effect from 1 January 2008 on the Group's net deferred tax assets.

12 Earnings per share (basic and diluted)

Basic and diluted earnings per share were computed by dividing the profit attributable to the equity holders of the Bank for the year ended 31 December 2007 and 31 December 2006 by the weighted average number of ordinary shares in issue during the periods.

The Bank had no dilutive potential ordinary shares for the years ended 31 December 2007 and 2006.

	Year ended 31 December	
	2007	2006
Profit attributable to equity holders of the Bank	56,248	42,830
Weighted average number of ordinary shares in issue (in millions)	253,821	236,055
Basic and diluted earnings per share (in RMB)	0.22	0.18

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

13 Cash and due from banks

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Cash	33,965	31,110	30,400	27,632
Due from domestic banks and other financial institutions	1,791	1,581	1,722	1,551
Due from overseas banks and other financial institutions	35,465	7,121	34,226	8,659
Total	71,221	39,812	66,348	37,842

14 Balances with central banks

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Mandatory reserves (1)	484,515	277,855	483,472	277,071
Other deposits	266,829	101,776	237,961	77,810
Total	751,344	379,631	721,433	354,881

(1) The Group places mandatory reserve funds with the PBOC and the central banks of other countries or regions where it has operations. As at 31 December 2007, mandatory reserve funds placed with the PBOC were calculated at 14.5% (2006: 9%) and 5% (2006: 4%) of eligible RMB deposits and foreign currency deposits from customers of domestic branches of the Bank respectively. The amount of mandatory reserve funds placed with the central banks of other countries is determined by local jurisdiction. These mandatory reserve funds are not available for use in the Group's day to day operations.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

15 Placements with banks and other financial institutions

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Placements with domestic banks	46,842	33,567	38,180	29,235
Placements with other domestic financial institutions	18,044	21,579	18,044	21,579
Placements with overseas banks and other financial institutions	322,152	344,491	229,523	252,687
	387,038	399,637	285,747	303,501
Allowance for impairment losses	(390)	(499)	(390)	(499)
	386,648	399,138	285,357	303,002
Impaired placements	390	499	390	499
Percentage of impaired placements to total placements with banks and other financial institutions	0.10%	0.12%	0.14%	0.16%

Placements with banks and other financial institutions include balances arising from reverse repo agreements as follows:

Group and Bank

	As at 31 December	
	2007	2006
Bills under reverse repos	193	8,165
Bonds under reverse repos		
- Government	11,924	22,069
- Financial institution	14,026	46,378
Total	26,143	76,612

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

16 Financial assets at fair value through profit or loss

	As at 31 December			
	Group		Bank	
	2007	**2006**	**2007**	**2006**
Trading assets				
Trading debt securities				
Government	36,325	17,802	32,741	13,571
Public sector and quasi-government	1,452	1,032	1,267	-
Financial institution	21,260	22,644	14,830	13,149
Corporate	4,059	4,204	1,299	1,031
	63,096	45,682	50,137	27,751
Trading equity securities	4,517	5,194	-	-
Subtotal	67,613	50,876	50,137	27,751
Financial assets designated at fair value				
Debt securities designated at fair value				
Government	10,315	20,444	9,911	20,281
Public sector and quasi-government	4,593	8,559	3,747	7,877
Financial institution	32,217	30,225	15,096	16,913
Corporate	6,852	5,724	3,791	3,759
	53,977	64,952	32,545	48,830
Equity securities designated at fair value	3,075	-	-	-
Subtotal	57,052	64,952	32,545	48,830
Total (1)	124,665	115,828	82,682	76,581
Analysed as:				
Listed in Hong Kong	4,525	6,087	1,472	2,441
Listed outside Hong Kong	81,095	76,353	71,026	63,507
Unlisted	39,045	33,388	10,184	10,633
	124,665	115,828	82,682	76,581

(1) As at 31 December 2007, the Group holds bonds issued by the MOF and bills issued by the PBOC included in financial assets at fair value through profit or loss amounting to RMB 40,360 million (31 December 2006: RMB 19,181 million), the related interest rate range on such bonds and bills was 2.34%-9.00% (31 December 2006: 1.22%-9.00%).

As at 31 December 2007, the Bank holds bonds issued by the MOF and bills issued by the PBOC included in financial assets at fair value through profit or loss amounting to RMB 40,198 million (31 December 2006: RMB 18,836 million), the related interest rate range on such bonds and bills was 2.34%-7.30% (31 December 2006: 1.22%-6.80%).

V NOTES TO THE FINANCIAL STATEMENTS (continued)

17 Derivative financial instruments

The Group enters into the following foreign currency exchange rate or interest rate related derivative financial instruments for trading, asset and liability management and on behalf of customers.

Currency forwards represent commitments to purchase and sell foreign currency on a future date. Foreign currency and interest rate futures are contractual obligations to receive or pay a net amount based on changes in currency rates or interest rates or buy or sell a foreign currency or interest rate financial instrument on a future date at an agreed price in the financial market under the administration of the stock exchanges. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency and interest rate swaps are commitments to exchange one set of cash flows for another. Swaps result in an exchange of currencies or interest rates (for example, fixed rate for floating rate) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swap contracts, no exchange of principal takes place.

Foreign currency and interest rate options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of a foreign currency or a financial instrument at a predetermined price. In consideration for the assumption of foreign exchange or interest rate risk, the seller receives a premium from the purchaser. Options may be either negotiated over-the-counter ("OTC") between the Group and its counterparty or exchange-traded.

The contractual/notional amounts and fair values of derivative instruments held by the Group and the Bank are set out in the following tables. The contractual/notional amounts of financial instruments provide a basis for comparison with fair value instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates or foreign exchange rates or equity/commodity prices relative to their terms. The aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

17 Derivative financial instruments (continued)

	Group	As at 31 December 2007			As at 31 December 2006		
		Contractual /notional amount	Fair value Assets	Fair value Liabilities	Contractual /notional amount	Fair value Assets	Fair value Liabilities
(a)	Exchange rate derivatives						
	Currency forwards and swaps, and cross-currency interest rate swaps (1)	1,563,450	37,985	(17,789)	1,027,801	13,392	(7,906)
	Currency options (2)	68,004	238	(362)	225,718	5,735	(419)
			38,223	(18,151)		19,127	(8,325)
(b)	Interest rate derivatives						
	Interest rate swaps	472,634	4,307	(5,702)	369,093	4,236	(4,832)
	Interest rate options	31,117	55	(153)	90,090	592	(161)
	Interest rate futures	13,576	24	(33)	14,675	40	(9)
			4,386	(5,888)		4,868	(5,002)
(c)	Equity derivatives	12,736	1,050	(719)	10,572	453	(390)
(d)	Precious metals and other commodity derivatives	33,664	2,180	(2,504)	10,520	389	(606)
	Total derivative financial instrument assets/(liabilities)		45,839	(27,262)		24,837	(14,323)

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

17 Derivative financial instruments (continued)

Bank	As at 31 December 2007			As at 31 December 2006		
	Contractual/ notional amount	Fair value		Contractual/ notional amount	Fair value	
		Assets	Liabilities		Assets	Liabilities
(a) Exchange rat derivatives						
Currency forwards and swaps, and cross-currency interest rate swaps (1)	1,194,439	25,512	(9,660)	727,274	6,171	(4,992)
Currency options (2)	57,255	193	(314)	221,109	5,724	(403)
		25,705	(9,974)		11,895	(5,395)
(b) Interest rate derivatives						
Interest rate swaps	418,702	3,755	(4,445)	331,111	3,712	(3,930)
Interest rate options	29,094	53	(115)	88,418	586	(151)
Interest rate futures	5,869	3	(2)	5,180	1	(1)
		3,811	(4,562)		4,299	(4,082)
(c) Precious metals and other commodity derivatives	21,538	1,455	(1,465)	3,156	169	(166)
Total derivative financia instruments assets/(liabilities)		30,971	(16,001)		16,363	(9,643)

(1) These exchange rate derivatives primarily include foreign exchange transactions with customers; foreign exchange forward transactions to manage foreign currency exchange risks arising from customers; and foreign currency exchange transactions entered into as part of asset and liability management and funding requirements.

(2) The Bank has exercised all tranches of the Huijin options and sold USD 18 billion to Huijin for RMB at the exchange rate as agreed in the foreign currency option agreement. See Note III.4.4. The fair value of the Huijin options, taking into consideration the option premium payable, as at 31 December 2006 amounted to RMB 5,180 million.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

18 Loans and advances to customers, net

(i) Analysis of loans and advances to customers

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Corporate loans and advances	2,117,977	1,849,275	1,838,869	1,616,052
Personal loans and advances	732,584	582,744	591,684	448,775
Gross loans and advances	2,850,561	2,432,019	2,430,553	2,064,827
Less: Allowance for impairment losses	(96,068)	(94,293)	(94,486)	(92,962)
Loans and advances to customers, net	2,754,493	2,337,726	2,336,067	1,971,865

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

18 Loans and advances to customers, net (continued)

(i) Analysis of loans and advances to customers (continued)

Group

	Loans and advances for which allowance is collectively assessed (1)	Identified impaired loans and advances (2)			Total	Identified impaired loans and advances as a % of gross total loans and advances
		for which allowance is collectively assessed	for which allowance is individually assessed	Subtotal		
As at 31 December 2007						
Gross loans and advances	2,760,244	18,596	71,721	90,317	2,850,561	3.17%
Allowance for impairment losses	(31,897)	(12,334)	(51,837)	(64,171)	(96,068)	
Net loans and advances	2,728,347	6,262	19,884	26,146	2,754,493	
As at 31 December 2006						
Gross loans and advances	2,328,787	21,502	81,730	103,232	2,432,019	4.24%
Allowance for impairment losses	(27,712)	(12,735)	(53,846)	(66,581)	(94,293)	
Net loans and advances	2,301,075	8,767	27,884	36,651	2,337,726	

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

18 Loans and advances to customers, net (continued)

(i) Analysis of loans and advances to customers (continued)

Bank

	Loans and advances for which allowance is collectively assessed(1)	Identified impaired loans and advances (2)			Total	Identified impaired loans and advances as a % of gross total loans and advances
		for which allowance is collectively assessed	for which allowance is individually assessed	Subtotal		
As at 31 December 2007						
Gross loans and advances	2,340,918	18,550	71,085	89,635	2,430,553	3.69%
Allowance for impairment losses	(30,733)	(12,301)	(51,452)	(63,753)	(94,486)	
Net loans and advances	2,310,185	6,249	19,633	25,882	2,336,067	
As at 31 December 2006						
Gross loans and advances	1,963,822	20,342	80,663	101,005	2,064,827	4.89%
Allowance for impairment losses	(27,043)	(12,688)	(53,231)	(65,919)	(92,962)	
Net loans and advances	1,936,779	7,654	27,432	35,086	1,971,865	

(1) Loans and advances for which allowance is collectively assessed consist of loans and advances which have not been specifically identified as impaired.

(2) Identified impaired loans and advances include loans for which objective evidence of impairment exists and which have been identified as bearing an impairment loss and assessed either:

- individually (including mainly significant corporate loans and advances over a certain amount which are impaired); or
- collectively (i.e. portfolios of insignificant homogenous loans, which includes insignificant corporate loans and advances and all personal loans which are impaired).

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

18 Loans and advances to customers, net (continued)

(ii) Reconciliation of allowance account for impairment losses on loans and advances to customers

	2007			2006		
	Corporate	Personal	Total	Corporate	Personal	Total
Group						
As at 1 January	75,142	19,151	94,293	64,395	18,758	83,153
New allowances	21,217	860	22,077	31,966	1,076	33,042
Releases	(13,708)	(117)	(13,825)	(20,420)	(280)	(20,700)
Written off	(6,444)	(354)	(6,798)	(3,438)	(273)	(3,711)
Recovery of loans and advances written off in previous year	1,596	75	1,671	3,483	106	3,589
Exchange difference	(1,049)	(17)	(1,066)	(443)	(9)	(452)
Unwind of discount on allowance	(120)	(164)	(284)	(401)	(227)	(628)
As at 31 December	76,634	19,434	96,068	75,142	19,151	94,293
Bank						
As at 1 January	74,036	18,926	92,962	61,104	18,477	79,581
New allowances	20,363	599	20,962	31,408	760	32,168
Releases	(12,129)	-	(12,129)	(17,728)	-	(17,728)
Written off	(6,299)	(179)	(6,478)	(2,774)	(90)	(2,864)
Recovery of loans and advances written off in previous year	368	-	368	1,201	-	1,201
Exchange difference	(942)	-	(942)	(381)	-	(381)
Unwind of discount on allowance	(102)	(155)	(257)	(318)	(221)	(539)
Transfer from overseas operations	-	-	-	1,524	-	1,524
As at 31 December	75,295	19,191	94,486	74,036	18,926	92,962

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

18 Loans and advances to customers, net (continued)

(ii)Reconciliation of allowance account for impairment losses on loans and advances to customers (continued)

	2007			2006		
	Individually assessed allowance	**Collectively assessed allowance**	**Total**	**Individually assessed allowance**	**Collectively assessed allowance**	**Total**
Group						
As at 1 January	53,846	40,447	94,293	45,738	37,415	83,153
New allowances	13,748	8,329	22,077	23,329	9,713	33,042
Releases	(11,189)	(2,636)	(13,825)	(14,635)	(6,065)	(20,700)
Written off	(5,236)	(1,562)	(6,798)	(2,852)	(859)	(3,711)
Recovery of loans and advances written off in previous year	1,217	454	1,671	2,686	903	3,589
Exchange difference	(531)	(535)	(1,066)	(230)	(222)	(452)
Unwind of discount on allowance	(18)	(266)	(284)	(190)	(438)	(628)
As at 31 December	51,837	44,231	96,068	53,846	40,447	94,293
Bank						
As at 1 January	53,231	39,731	92,962	43,124	36,457	79,581
New allowances	13,347	7,615	20,962	22,676	9,492	32,168
Releases	(9,567)	(2,562)	(12,129)	(11,963)	(5,765)	(17,728)
Written off	(5,069)	(1,409)	(6,478)	(2,128)	(736)	(2,864)
Recovery of loans and advances written off in previous year	-	368	368	372	829	1,201
Exchange difference	(490)	(452)	(942)	(251)	(130)	(381)
Unwind of discount on allowance	-	(257)	(257)	(123)	(416)	(539)
Transfer from overseas operations	-	-	-	1,524	-	1,524
As at 31 December	51,452	43,034	94,486	53,231	39,731	92,962

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

18 Loans and advances to customers, net (continued)

(iii) Analyzed by collateral type:

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Unsecured loans	747,923	536,293	596,181	469,297
Guaranteed loans	708,039	731,759	688,430	652,766
Collateralised and other secured loans	1,394,599	1,163,967	1,145,942	942,764
Gross loans and advances to customers	2,850,561	2,432,019	2,430,553	2,064,827

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

18 Loans and advances to customers, net (continued)

(iv) Overdue loans and advances to customers are analyzed by collateral type:

Group

	As at 31 December 2007				
	Past due up to 3 months	Past due 3-12 months	Past due 12-36 months	Past due over 36 months	Total
Unsecured loans	2,933	1,053	1,321	2,959	8,266
Guaranteed loans	3,830	6,254	19,630	5,993	35,707
Collateralised and other secured loans	26,644	6,979	13,438	5,567	52,628
Total	33,407	14,286	34,389	14,519	96,601

	As at 31 December 2006				
	Past due up to 3 months	Past due 3-12 months	Past due 12-36 months	Past due over 36 months	Total
Unsecured loans	4,627	1,526	1,519	3,204	10,876
Guaranteed loans	7,686	10,589	22,149	2,051	42,475
Collateralised and other secured loans	32,023	12,045	18,261	2,874	65,203
Total	44,336	24,160	41,929	8,129	118,554

Bank

	As at 31 December 2007				
	Past due up to 3 months	Past due 3-12 months	Past due 12-36 months	Past due over 36 months	Total
Unsecured loans	1,920	980	1,274	2,897	7,071
Guaranteed loans	3,737	6,225	19,630	5,993	35,585
Collateralised and other secured loans	22,044	6,712	13,341	5,271	47,368
Total	27,701	13,917	34,245	14,161	90,024

	As at 31 December 2006				
	Past due up to 3 months	Past due 3-12 months	Past due 12-36 months	Past due over 36 months	Total
Unsecured loans	4,033	1,325	1,398	3,170	9,926
Guaranteed loans	7,684	10,589	22,149	2,051	42,473
Collateralised and other secured loans	30,100	11,720	18,087	2,314	62,221
Total	41,817	23,634	41,634	7,535	114,620

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

19 Investment securities

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Debt securities available for sale (at fair value)				
Government	219,913	297,129	206,841	283,860
Public sector and quasi-government	136,569	152,822	127,559	145,929
Financial institution	226,149	230,999	179,795	195,235
Corporate	85,113	126,358	53,412	81,002
	667,744	807,308	567,607	706,026
Equity securities (at fair value) (1)	15,251	7,870	1,280	713
Total securities available for sale	682,995	815,178	568,887	706,739
Debt securities held to maturity (at amortised cost):				
Government	172,481	146,502	170,184	144,292
Public sector and quasi-government	64,178	97,025	44,854	75,749
Financial institution	174,338	172,666	67,051	62,702
Corporate	35,650	44,947	2,978	4,655
Total securities held to maturity	446,647	461,140	285,067	287,398
Debt securities classified as loans and receivables (at amortised cost):				
China Orient Bond(2)	160,000	160,000	160,000	160,000
PBOC Special Bills(3)	73,512	91,612	73,512	91,612
PBOC Target Bills(4)	89,825	28,702	89,825	28,702
Special Purpose Treasury Bond(5)	42,500	42,500	42,500	42,500
Long term notes – Financial institution	14,545	14,545	14,545	14,545
Short term bills and notes				
Public sector and quasi-government	18,525	3,895	13,318	3,895
Financial institution	29,497	139,659	373	98,006
Corporate	60	6,623	60	6,546
Certificate Treasury Bonds and others (6)	30,156	12,800	30,156	12,800
Total securities classified as loans and receivables	458,620	500,336	424,289	458,606
Total(7)	1,588,262	1,776,654	1,278,243	1,452,743

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

19 Investment securities (continued)

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Analysed as follows:				
Listed in Hong Kong	17,465	16,561	1,922	3,336
Listed outside Hong Kong	622,553	647,154	577,409	608,198
Unlisted	948,244	1,112,939	698,912	841,209
Total (7)	1,588,262	1,776,654	1,278,243	1,452,743

Group	As at 31 December			
	2007		2006	
	Carrying value	Market value	Carrying value	Market value
Investment securities held to maturity				
Listed in Hong Kong	4,591	4,613	4,596	4,563
Listed outside Hong Kong	249,242	247,331	224,219	225,162

Bank	As at 31 December			
	2007		2006	
	Carrying value	Market value	Carrying value	Market value
Investment securities held to maturity				
Listed in Hong Kong	384	384	412	412
Listed outside Hong Kong	229,180	227,354	199,108	200,295

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

19 Investment securities (continued)

(1) The Group is exposed to equity risk on its available for sale listed equity securities. As at 31 December 2007, a reasonably possible 5 per cent variance in listed equity prices would impact the available for sale reserve by RMB 480 million (2006:RMB 218 million).

(2) The Bank transferred certain non-performing assets to China Orient Asset Management Corporation ("China Orient") in 1999 and 2000. On 1 July 2000, China Orient issued a ten-year bond with a par value of RMB 160,000 million to the Bank as consideration. The interest rate of the bonds is 2.25% per annum. Pursuant to Caijin [2004] No. 87 "Notice of the MOF regarding Relevant Issues relating to the Principal and Interest of Debt Securities of Financial Asset Management Companies Held by Bank of China and China Construction Bank", from 1 January 2005, should China Orient fail to pay in full the interest on the debt securities or repay the principal in full according to the contractual terms of the bond, the MOF shall provide funding support.

(3) On 30 June 2004, the PBOC issued a Special Bill with a par value of RMB 18,100 million in exchange for certain policy-related assets of the Bank. The tenor of the bill is 3 years, with an interest rate of 1.89% per annum. This Special Bill matured on 30 June 2007.

On 30 June 2004, the Bank sold a portfolio of non-performing loans to China Cinda Asset Management Corporation ("Cinda") and received consideration in the form of a Special Bill issued by the PBOC, with a par value of RMB 73,430 million. The tenor of the bill is 5 years, with an interest rate of 1.89% per annum.

On 22 June 2006, the PBOC issued special PBOC Bills amounting to RMB 82 million in exchange for certain non-performing loans, as previously approved by the State Council. The tenor of the bill is 5 years, with an interest rate of 1.89% per annum.

Without the approval of the PBOC, the special PBOC Bills referred to above are non-transferable and may not be used as collateral for borrowings. The PBOC has the option to settle these bills in whole or in part before their maturity.

(4) During 2007, the Bank invested in the following PBOC Bills for commercial banks:

Issue date	Tenor	Interest rate per annum	Carrying value (RMB million)
09 March 2007	3 years	3.07%	16,000
02 July 2007	1 year	3.08%	17,825
13 July 2007	3 years	3.60%	14,000
17 August 2007	3 years	3.69%	17,000
07 September 2007	3 years	3.71%	25,000
			89,825

Without the approval of the PBOC, these PBOC bills are non-transferable and may not be used as collateral for borrowings.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

19 Investment securities (continued)

(5) This represents a Special Purpose Treasury Bond issued by the MOF with a par value of RMB 42,500 million maturing on 18 August 2028. This bond was originally issued with an annual coupon interest rate of 7.2% and its coupon interest rate was restructured to 2.25% per annum from 1 December 2004 in connection with large-scale policy directed financing transactions.

The transactions related to the Special Purpose Treasury Bond described above were accounted for with reference to rates determined by the PRC Government in similar transactions engaged in or directed by the PRC Government, the sole owner of the Bank's equity capital at the time of the transaction. As discussed in Note IV.2, there were no other relevant market prices or yields, reflecting arm's length transactions of a comparable size and tenor available.

(6) The Group underwrites Certificate Treasury Bonds issued by the MOF and undertakes the role of a distributor of these bonds through its branch network earning commission income on bonds sold. The balance of Certificate Treasury Bonds outstanding at 31 December 2007 amounted to RMB 30,156 million (2006: RMB 12,800 million) and during the year the total distribution of Certificate Treasury Bonds amounted to RMB 20,800 million (2006: RMB 25,350 million) and commission income amounted to RMB 222 million (2006: RMB 269 million).

(7) As at 31 December 2007, the Group holds bonds issued by the MOF and bills issued by the PBOC included in investment securities amounting to RMB 551,984 million (31 December 2006: RMB 520,646 million), the related interest rate range on such bonds and bills was 1.89%-7.30% (31 December 2006: 1.58%-7.30%).

As at 31 December 2007, the Bank holds bonds issued by the MOF and bills issued by the PBOC included in investment securities amounting to RMB 550,644 million (31 December 2006: RMB 519,260 million), the related interest rate range on such bonds and bills was 1.89%-7.30% (31 December 2006: 1.58%-7.30%).

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

19 Investment securities (continued)

Movements of investment securities are as follows:

Group	Available-for-sale	Held-to-maturity	Loans and receivables	Total
As at 1 January 2007	815,178	461,140	500,336	1,776,654
Additions	618,733	383,574	461,201	1,463,508
Sales and redemptions	(712,100)	(384,937)	(500,586)	(1,597,623)
Accretion, net	3,542	3,242	3,455	10,239
Fair value changes	(17,745)	-	-	(17,745)
Exchange differences	(24,613)	(14,540)	(5,790)	(44,943)
Impairment (charges) / written off	-	(1,832)	4	(1,828)
As at 31 December 2007	682,995	446,647	458,620	1,588,262
As at 1 January 2006	602,221	607,459	361,851	1,571,531
Additions	821,368	308,947	505,731	1,636,046
Sales and redemptions	(603,271)	(449,771)	(367,986)	(1,421,028)
Accretion, net	4,360	2,918	3,251	10,529
Fair value changes	20	-	-	20
Exchange differences	(9,520)	(8,413)	(2,515)	(20,448)
Impairment written off	-	-	4	4
As at 31 December 2006	815,178	461,140	500,336	1,776,654

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

19 Investment securities (continued)

Bank	Available-for-sale	Held-to-maturity	Loans and receivables	Total
As at 1 January 2007	706,739	287,398	458,606	1,452,743
Additions	504,003	289,628	398,302	1,191,933
Sales and redemptions	(603,663)	(289,955)	(431,213)	(1,324,831)
Accretion, net	3,114	3,273	1,957	8,344
Fair value changes	(22,461)	-	-	(22,461)
Exchange differences	(18,845)	(5,240)	(3,367)	(27,452)
Impairment written off	-	(37)	4	(33)
As at 31 December 2007	568,887	285,067	424,289	1,278,243
As at 1 January 2006	542,142	415,143	343,910	1,301,195
Additions	710,533	248,276	423,338	1,382,147
Sales and redemptions	(539,356)	(375,327)	(308,634)	(1,223,317)
Accretion, net	3,975	3,009	2,136	9,120
Fair value changes	(2,238)	-	-	(2,238)
Exchange differences	(8,317)	(3,703)	(2,148)	(14,168)
Impairment written off	-	-	4	4
As at 31 December 2006	706,739	287,398	458,606	1,452,743

The Group and the Bank have not reclassified any financial assets measured at amortised cost or fair value during the year (2006: nil).

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

20 Certificates of deposit held

Certificates of deposit held are included within the following balance sheet captions:

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Financial assets at fair value through profit or loss	4,349	3,813	1,419	927
Investment securities				
- available for sale	6,942	8,663	-	75
- held to maturity	14,122	12,681	-	-
- loans and receivables	373	388	373	388
	21,437	21,732	373	463
Total	25,786	25,545	1,792	1,390
Analyzed as follows:				
Listed in Hong Kong	-	492	-	-
Listed outside Hong Kong	354	31	-	-
Unlisted	25,432	25,022	1,792	1,390
	25,786	25,545	1,792	1,390
Market value of listed certificates of deposit held	352	523	-	-

V NOTES TO THE FINANCIAL STATEMENTS (continued)

21 Investment in subsidiaries

	As at 31 December	
	2007	2006
Investment at cost:		
Unlisted shares	49,014	45,451

Details of the Bank's principal subsidiaries are set out below. These principal subsidiaries are private companies except otherwise stated. All holdings are in the ordinary share capital of the undertaking concerned.

Name	Place of incorporation and operation	Date of incorporation/ establishment	Paid-in capital (in millions)	Effective equity held (%)	Principal Business
Directly held					
BOC Hong Kong (Group) Limited	Hong Kong	12 September 2001	HKD 34,806	100.00	Holding Company
BOC International Holdings Limited	Hong Kong	10 July1998	HKD 3,539	100.00	Investment Banking
Bank of China Group Insurance Company Limited	Hong Kong	23 July1992	HKD 2,769	100.00	Insurance Services
Bank of China Group Investment Limited ("BOCGI")	Hong Kong	18 May1993	HKD 200	100.00	Investment Holding
Tai Fung Bank Limited	Macau	1942	MOP 1,000	50.31	Commercial banking
Bank of China (UK) Limited	United Kingdom	24 September 2007	GBP 140	100.00	Commercial banking
Indirectly held					
BOC Hong Kong (Holdings) Limited ("BOCHK Holdings") (1)	Hong Kong	12 September 2001	HKD 52,864	65.77	Holding Company
Bank of China (Hong Kong) Limited (2)	Hong Kong	16 October 1964	HKD 43,043	65.77	Commercial banking
Nanyang Commercial Bank, Limited (3)	Hong Kong	2 February 1948	HKD 600	65.77	Commercial banking
Chiyu Banking Corporation Limited (2), (3)	Hong Kong	24 April 1947	HKD 300	46.36	Commercial banking
BOC Credit Card (International) Limited	Hong Kong	9 September 1980	HKD 480	65.77	Credit card services
BOC Group Trustee Company, Limited (3)	Hong Kong	1 December 1997	HKD 200	76.24	Provision of trustee services
BOC Aviation Private Limited (4)	Singapore	25 November 1993	USD 308	100.00	Aircraft leasing

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

21 Investment in subsidiaries (continued)

(1) BOCHK Holdings is listed on the Stock Exchange of Hong Kong Limited.

(2) Bank of China (Hong Kong) Limited, in which the Group holds a 65.77% equity interest, holds 70.49% of the equity interest of Chiyu Banking Corporation Limited.

(3) Bank of China (Hong Kong) Limited, Nanyang Commercial Bank Limited, Chiyu Banking Corporation Limited and BOC International Holdings Limited, in which the Group holds 65.77%, 65.77%, 46.36% and 100% of their equity interests respectively, hold 54%, 6%, 6% and 34% equity interest of BOC Group Trustee Company Limited, respectively.

(4) The company was formerly known as Singapore Aircraft Leasing Enterprise Pte. Ltd. On 2 July 2007, its name was changed to BOC Aviation Private Limited ("BOC Aviation").

(5) For the year ended 31 December 2007, the financial statements of all the principal subsidiaries as stated above, except for BOC Aviation, were audited by PricewaterhouseCoopers.

22 Investment in associates and joint ventures

Group

	2007	2006
As at 1 January	5,931	5,061
Investment cost addition	172	924
Transfer from available for sale securities	77	-
Disposal of investment in associates	(262)	(59)
Share of results after tax	1,263	632
Dividends received	(265)	(134)
Foreign exchanges and others	(137)	(493)
As at 31 December	6,779	5,931

V NOTES TO THE FINANCIAL STATEMENTS (continued)

22 Investment in associates and joint ventures(continued)

Bank

	As at 31 December	
	2007	2006
Investment at cost:		
Unlisted shares	19	21

The Group's interests in its principal associates and joint ventures are as follows:

	Place of incorporation/ establishment	Effective equity held (%)	Paid-in capital (in millions)	Principal business
Huaneng International Power Development Corporation (1)	PRC	20	USD 450	Power plant operations
BOC International (China) Limited	PRC	49	RMB 1,500	Securities underwriting, investment advisory, and brokerage services
CJM Insurance Brokers Limited	Hong Kong	22	HKD 6	Insurance broker
Joint Electronic Teller Services Limited	Hong Kong	13	HKD 10	Private inter-bank message switching network and automatic teller machine services .
Dongfeng Peugeot Citroen Auto Finance Company Limited	PRC	50	RMB 500	Car loan and financing services

(1) Huaneng International Power Development Corporation is a company holding shares in Huaneng Power International, Inc. whose shares are listed in Hong Kong, Shanghai and New York.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

23 Property and equipment

Group

	Buildings and improvements	Equipment and motor vehicles	Construction in progress	Aircraft	Total
As at 31 December 2007					
Cost	70,463	25,579	7,253	17,940	121,235
Accumulated depreciation	(18,647)	(16,846)	-	(678)	(36,171)
Allowance for impairment losses	(854)	-	(405)	-	(1,259)
Net book amount	50,962	8,733	6,848	17,262	83,805
As at 31 December 2006					
Cost	67,660	32,132	6,973	20,572	127,337
Accumulated depreciation	(15,317)	(23,891)	-	(34)	(39,242)
Allowance for impairment losses	(1,494)	-	(401)	-	(1,895)
Net book amount	50,849	8,241	6,572	20,538	86,200

Group

	Buildings and improvements	Equipment and motor vehicles	Construction in progress	Aircraft	Total
Year ended 31 December 2007					
Opening net book amount	50,849	8,241	6,572	20,538	86,200
Additions	1,680	4,372	5,289	1,345	12,686
Transfer to investment property, net (Note V.24)	(38)	-	-	-	(38)
Reclassification	3,679	385	(4,893)	829	-
Disposals	(1,934)	(1,202)	-	(3,452)	(6,588)
Depreciation charge	(2,359)	(2,885)	-	(737)	(5,981)
Allowance for impairment losses	(7)	-	-	-	(7)
Exchange differences	(908)	(178)	(120)	(1,261)	(2,467)
Closing net book amount	50,962	8,733	6,848	17,262	83,805
Year ended 31 December 2006					
Opening net book amount	50,656	8,431	3,330	-	62,417
Additions	1,134	2,793	3,771	211	7,909
Acquisition of a subsidiary (Note V.45)	-	-	1,692	20,209	21,901
Transfer from investment property, net (Note V.24)	180	-	-	-	180
Reclassification	1,964	124	(2,207)	119	-
Disposals	(571)	(44)	(10)	-	(625)
Depreciation charge	(2,195)	(2,980)	-	(34)	(5,209)
Write back of/(allowance for) impairment losses	22	-	(4)	-	18
Exchange differences	(341)	(83)	-	33	(391)
Closing net book amount	50,849	8,241	6,572	20,538	86,200

As at 31 December 2007, the net book amount of aircraft owned by the Group acquired under finance lease arrangements was RMB 579 million (2006: RMB 661 million).

As at 31 December 2007, the net book amount of aircraft owned by the Group that have been pledged for loan facilities was RMB 16,249 million (2006: RMB 19,264 million) (Note V.33).

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

23 Property and equipment (continued)

Bank

	Buildings and improvements	Equipment and motor vehicles	Construction in progress	Total
As at 31 December 2007				
Cost	54,339	21,644	5,062	81,045
Accumulated depreciation	(14,783)	(14,550)	-	(29,333)
Allowance for impairment losses	(854)	-	(405)	(1,259)
Net book amount	**38,702**	**7,094**	**4,657**	**50,453**
As at 31 December 2006				
Cost	52,276	27,076	5,019	84,371
Accumulated depreciation	(12,584)	(20,420)	-	(33,004)
Allowance for impairment losses	(1,493)	-	(401)	(1,894)
Net book amount	**38,199**	**6,656**	**4,618**	**49,473**
Year ended 31 December 2007				
Opening net book amount	38,199	6,656	4,618	49,473
Additions	816	3,117	4,107	8,040
Transfer to investment property, net (Note V. 24)	(44)	-	-	(44)
Reclassification	3,679	385	(4,064)	-
Disposals	(1,810)	(544)	-	(2,354)
Depreciation charge	(2,056)	(2,515)	-	(4,571)
Allowance for impairment losses	(7)	-	-	(7)
Exchange differences	(75)	(5)	(4)	(84)
Closing net book amount	**38,702**	**7,094**	**4,657**	**50,453**
Year ended 31 December 2006				
Opening net book amount	37,744	6,998	3,319	48,061
Additions	928	2,220	3,391	6,539
Transfer to investment property, net (Note V. 24)	(197)	-	-	(197)
Reclassification	1,964	124	(2,088)	-
Disposals	(402)	(104)	(4)	(510)
Depreciation charge	(1,859)	(2,574)	-	(4,433)
Write back of impairment losses	14	-	-	14
Exchange differences	7	(8)	-	(1)
Closing net book amount	**38,199**	**6,656**	**4,618**	**49,473**

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

23 Property and equipment (continued)

According to relevant PRC laws and regulations, after conversion into a joint stock limited liability company, the Bank is required to re-register its property and equipment under the name of Bank of China Limited. As at 31 December 2007, the process of re-registration has not been completed. However, this registration process does not affect the rights of the Bank of China Limited to these assets.

The carrying value of buildings and improvements is analyzed based on the remaining terms of the leases as follows:

Group	**As at 31 December**	
	2007	**2006**
Held in Hong Kong		
on long-term lease (over 50 years)	6,820	7,330
on medium-term lease (10-50 years)	4,319	4,009
	11,139	11,339
Held outside Hong Kong		
on long-term lease (over 50 years)	3,181	3,766
on medium-term lease (10-50 years)	35,733	35,099
on short-term lease (less than 10 years)	909	645
	39,823	39,510
	50,962	50,849

Bank	**As at 31 December**	
	2007	**2006**
Held outside Hong Kong		
on long-term lease (over 50 years)	3,074	3,092
on medium-term lease (10-50 years)	35,134	34,532
on short-term lease (less than 10 years)	494	575
	38,702	38,199

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

24 **Investment property**

	Group		Bank	
	2007	**2006**	**2007**	**2006**
As at 1 January	8,221	8,511	620	461
Additions	426	10	-	-
Transfer from/(to) property and equipment, net (Note V.23)	38	(180)	44	197
Disposals	(201)	(452)	-	-
Fair value changes (Note V.6)	2,070	595	716	(48)
Exchange differences	(568)	(263)	(18)	10
As at 31 December	9,986	8,221	1,362	620

Investment properties are included in the consolidated balance sheets at valuation determined on the basis of their open market value as estimated by independent firms of chartered surveyors.

Investment properties are mainly held by BOCHK Holdings, a subsidiary of the Group. The carrying value of investment properties held by BOCHK Holdings as at 31 December 2007 and 2006 amounted to RMB 7,546 million and RMB 7,516 million respectively. The current year valuation was performed as at 31 December 2007 by Savills Valuation and Professional Service Limited.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

24 Investment property (continued)

The carrying value of investment properties is analyzed based on the remaining terms of the leases as follows:

Group	As at 31 December	
	2007	**2006**
Held in Hong Kong		
on long-term lease (over 50 years)	7,114	6,804
on medium-term lease (10-50 years)	790	548
on short-term lease (less than 10 years)	45	40
	7,949	7,392
Held outside Hong Kong		
on long-term lease (over 50 years)	1,151	556
on medium-term lease (10-50 years)	668	202
on short-term lease (less than 10 years)	218	71
	2,037	829
	9,986	8,221

Bank	As at 31 December	
	2007	**2006**
Held outside Hong Kong		
on long-term lease (over 50 years)	1,147	552
on medium-term lease (10-50 years)	-	-
on short-term lease (less than 10 years)	215	68
	1,362	620

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

25 Other assets

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Interest receivable	31,782	24,414	26,643	20,035
Accounts receivable and prepayments	29,996	18,370	8,180	5,605
Intangible assets (1)	2,859	3,011	1,205	1,147
Repossessed assets	2,039	1,967	999	1,736
Land use rights (2)	3,173	1,108	3,173	1,108
Goodwill	1,752	1,878	-	-
Others	2,037	2,822	1,112	641
Total	73,638	53,570	41,312	30,272

(1) Intangible assets

Group

	Aircraft firm orders and options	Computer software and others	Total
Year ended 31 December 2007			
Opening net book amount	1,813	1,198	3,011
Additions	-	922	922
Amortization	-	(703)	(703)
Transfer (out)/in	(263)	10	(253)
Exchange difference	(118)	-	(118)
Closing net book amount	1,432	1,427	2,859
Year ended 31 December 2006			
Opening net book amount	-	1,383	1,383
Acquisition of a subsidiary	1,856	-	1,856
Additions	-	329	329
Amortization	-	(520)	(520)
Transfer (out)/in	(47)	6	(41)
Exchange difference	4	-	4
Closing net book amount	1,813	1,198	3,011

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

25 Other assets (continued)

(1) Intangible assets (continued)

Bank

Computer software and others	Year ended 31 December	
	2007	**2006**
Opening net book amount	1,147	1,329
Additions	625	329
Amortization	(577)	(520)
Transfer in	10	9
Closing net book amount	1,205	1,147

(2) Land use rights

The carrying value of land use rights is analysed based on the remaining terms of the leases as follows:

Group and Bank	As at 31 December	
	2007	**2006**
Held outside Hong Kong		
on long-term lease (over 50 years)	51	27
on medium-term lease (10-50 years)	3,091	1,068
on short-term lease (less than 10 years)	31	13
	3,173	1,108

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

26 Due to banks and other financial institutions

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Due to domestic banks and other financial institutions	304,137	157,005	299,895	153,017
Due to overseas banks and other financial institutions	20,711	21,772	11,936	11,359
Total	324,848	178,777	311,831	164,376

27 Due to central banks

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Foreign exchange deposits	49,713	41,956	49,713	41,956
Others	40,772	418	40,741	393
Total	90,485	42,374	90,454	42,349

28 Government certificates of indebtedness for bank notes issued and bank notes in circulation

Bank of China (Hong Kong) Limited and Bank of China Macau Branch are note issuing banks for Hong Kong dollar and Macau Pataca notes in Hong Kong and Macau, respectively. Under local regulations, these two entities are required to place deposits of funds to the Hong Kong and Macau governments respectively to secure the currency notes in circulation.

Bank notes in circulation represent the liabilities in respect of Hong Kong Dollar notes and Macau Pataca notes in circulation, issued respectively by Bank of China (Hong Kong) Limited and Bank of China Macau branch.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

29 Certificates of deposit and placements from banks and other financial institutions

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Certificates of deposit issued				
Certificates of deposit	3,321	4,304	1,296	1,305
Placements from banks and other financial institutions				
Placements from domestic banks and other financial institutions	201,379	89,110	183,054	81,125
Placements from overseas banks and other financial institutions	43,782	53,494	67,540	64,166
Total placements from banks and other financial institutions	245,161	142,604	250,594	145,291
Total	248,482	146,908	251,890	146,596

Included in placements from bank and other financial institutions are amounts received from counterparties under repurchase agreements categorised as follows:

Group and Bank	As at 31 December	
	2007	2006
Repurchase of:		
Discounted bills	13	-
Debt securities	103,767	51,245
Precious metals	6,984	-
Total	110,764	51,245

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

30 Financial liabilities at fair value through profit or loss

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Trading liabilities	5,371	7,504	2,102	3,943
Financial liabilities designated at fair value				
Structured deposits	81,284	91,221	70,653	77,498
Total	86,655	98,725	72,755	81,441

Trading liabilities represent the quoted debt securities that the Group intends to buy back in the short term.

Certain structured deposits are matched with derivatives as part of a documented risk management strategy to mitigate market risks, including interest rate and currency risk. An accounting mismatch would arise if the structured deposits were accounted for at amortised cost and the related derivatives were measured at fair value, therefore, structured deposits have been designated at fair value with movements in fair value recorded in the income statement.

There were no significant changes in the Group's or Bank's credit risk and therefore there were no significant gains or losses attributed to changes in credit risk for those financial liabilities designated at fair value in 2007 (2006: nil).

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

31 Due to customers

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Demand deposits				
Corporate customers	1,174,722	979,653	1,066,740	883,939
Individual customers	810,720	770,583	600,219	565,893
	1,985,442	1,750,236	1,666,959	1,449,832
Time deposits				
Corporate customers	694,995	549,118	533,366	434,924
Individual customers	1,545,001	1,645,914	1,251,950	1,334,994
	2,239,996	2,195,032	1,785,316	1,769,918
Security and margin deposits	174,673	145,850	165,614	138,815
Total	4,400,111	4,091,118	3,617,889	3,358,565

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

32 Bonds issued

	Issue date	Maturity date	Interest rate	As at 31 December Group 2007	Group 2006	Bank 2007	Bank 2006
Subordinated bonds issued:							
2004 RMB Debt Securities (1)							
First Tranche	7 July 2004	20 July 2014	4.87%	14,070	14,070	14,070	14,070
Second Tranche	22 October 2004	16 November 2014	4.94%	12,000	12,000	12,000	12,000
2005 RMB Debt Securities (2)							
First Tranche	18 February 2005	4 March 2015	4.83%	15,930	15,930	15,930	15,930
Second Tranche (fixed rate)	18 February 2005	4 March 2020	5.18%	9,000	9,000	9,000	9,000
Second Tranche (floating rate)	18 February 2005	4 March 2015	floating interest rate	9,000	9,000	9,000	9,000
Subtotal				60,000	60,000	60,000	60,000
Other bonds issued:							
1994 US Dollar Debt Securities	10 March 1994	15 March 2014	8.25%	162	173	162	173
2007 RMB Debt Securities issued in Hong Kong (3)							
Tranche A	28 September 2007	28 September 2009	3.15%	1,581	-	2,000	-
Tranche B	28 September 2007	28 September 2010	3.35%	695	-	1,000	-
Others				1,953	-		
Subtotal				4,391	173	3,162	173
Total (4)				64,391	60,173	63,162	60,173

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

32 Bonds issued (continued)

(1) Pursuant to Yinfu [2004] No. 35 "Response of the PBOC on the Issuance of Subordinated Bonds by Bank of China" and Yinjianfu [2004] No. 81 "Response of the CBRC on the Issuance of Subordinated Bonds by Bank of China", the Bank issued the following subordinated bonds:

The first tranche of subordinated bonds issued on 7 July 2004 has a maturity of 10 years, with a fixed coupon rate of 4.87%, paid annually. The Bank has the option to redeem all or part of the bonds at face value on 20 July 2009. If the Bank does not exercise this option, the annual coupon rate of the bonds for the second 5-year period shall be the original coupon rate plus 2.8%, and shall remain fixed for the remaining term of the bonds.

The second tranche of subordinated bonds issued on 22 October 2004 has a maturity of 10 years, with a fixed coupon rate of 4.94%, paid annually. The Bank has the option to redeem all or part of the bonds at face value on 16 November 2009. If the Bank does not exercise this option, the coupon rate for the second 5-year period shall be the original coupon rate plus 3%, and shall be fixed for the remaining term of the bonds.

These RMB denominated bonds are subordinated to all other claims on the assets of the Bank, except those of the equity holders. In the calculation of the Group's capital adequacy ratio, these bonds qualify for inclusion as supplementary capital in accordance with the relevant CBRC guidelines.

(2) The first tranche of subordinated bonds issued on 18 February 2005 has a maturity of 10 years, with a fixed coupon rate of 4.83%, paid annually. The Bank has the option to redeem all or part of the bonds at face value on 4 March 2010. If the Bank does not exercise this option, the annual coupon rate of the bonds for the second 5-year period shall be the original coupon rate plus 3%, and shall remain fixed for the remaining term of the bonds.

The second tranche of subordinated bonds issued on 18 February 2005 comprises a fixed rate portion and a floating rate portion.

The second tranche of fixed rate subordinated bonds issued on 18 February 2005 has a maturity of 15 years, with a fixed coupon rate of 5.18%, paid annually. The Bank has the option to redeem all or part of the bonds at face value on 4 March 2015. If the Bank does not exercise this option, the annual coupon rate of the bonds for the third 5-year period shall be the original coupon rate plus 3%, and shall remain fixed through the maturity date.

The second tranche of floating rate subordinated bonds issued on 18 February 2005 has a maturity of 10 years, with a floating rate based on a 7-day domestic money market rate, paid semi-annually. The Bank has the option to redeem all or part of the bonds at face value on 4 March 2010. If the Bank does not exercise this option, the floating rate for the second 5-year period shall be the original floating rate plus 1%.

These RMB denominated bonds are subordinated to all other claims on the assets of the Bank, except those of the equity holders. In the calculation of the Group's capital adequacy ratio, these bonds qualify for inclusion as supplementary capital in accordance with the relevant CBRC guidelines.

V NOTES TO THE FINANCIAL STATEMENTS (continued)

32 Bonds issued (continued)

(3) On 28 September 2007, the Bank issued the following Renminbi bonds in Hong Kong:

The A tranche of bonds issued has a maturity of 2 years, with a fixed coupon rate of 3.15%, paid semi-annually; and

The B tranche of bonds issued has a maturity of 3 years, with a fixed coupon rate of 3.35%,paid semi-annually.

(4) The Group has not had any default of principal, interest or redemption amounts with respect to its bonds issued during the year (2006: nil).

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

33 Other borrowings

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Special purpose borrowings (1)				
Export credit loans	10,646	13,955	10,646	13,955
Foreign government loans	16,186	17,577	16,186	17,577
Other subsidized loans	11,289	14,474	11,289	14,474
	38,121	46,006	38,121	46,006
Term loans and other borrowings (2)	13,587	17,392	-	-
Total (3)	51,708	63,398	38,121	46,006

(1) Special purpose borrowings are long-term borrowings in multiple currencies from foreign governments and/or banks in the form of export credit loans, foreign government loans and other subsidized loans. These special purpose loans are normally used to finance projects of special commercial purpose in the PRC and the Bank is obliged to repay these loans when they fall due.

As of 31 December 2007, the maturity of special purpose borrowings ranges from within 1 month to 35 years. The interest bearing special purpose borrowings bear floating and fixed interest rates ranging from 0.2% to 7.95% (2006: 0.2% to 9.2%). These terms are consistent with those related to similar development loans from these entities.

(2) These term loans and other borrowings relate to the financing of the aircraft leasing business of BOC Aviation, a wholly owned subsidiary of the Bank.

As at 31 December 2007, these term loans and other borrowings have a maturity ranging from within 1 month to 11 years and bear floating and fixed interest rates ranging from 5.05% to 7.56% (2006: 5.55% to 7.56%). The term loans and other borrowings of RMB 13.4 billion (2006: 16.2 billion) are secured by aircraft of the Group. See Note V.23.

(3) The Group has not had any default of principal, interest or redemption amounts with respect to the other borrowings during the year (2006: nil).

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

34 Retirement benefit obligations

The Group recognises a liability for the present value of the unfunded obligation relating to retirement benefits payable to certain retired and early retired employees in the consolidated balance sheet. As of 31 December 2007 and 2006, the actuarial liabilities in relation to the retirement benefit obligation for employees who retired prior to 31 December 2003 and early retirement obligation existing at the respective year-end dates were RMB 2,234 million (2006: RMB 2,129 million) and RMB 4,997 million (2006: RMB 5,315 million), which were assessed by Hewitt Associates LLC, using the projected unit credit method.

The amounts of retirement benefit costs recognised in the income statement comprise:

Group and Bank	Year ended 31 December	
	2007	2006
Interest cost	250	236
Net actuarial loss recognised in the year	552	1,155
Total (Note V.8)	802	1,391

The movements of the net liabilities recognised in the balance sheets are as follow:

Group and Bank	2007	2006
As at 1 January	7,444	7,052
Amounts recognised in the income statement	802	1,391
Benefits paid	(1,015)	(999)
As at 31 December	7,231	7,444

Primary assumptions used:

	As at 31 December	
	2007	2006
Discount rate	4.43%	3.60%
Pension benefit inflation rate		
- Normal retiree:	8.0% ~ 4.0%	2.0%
- Early retiree:	4.5% ~ 4.0%	2.0%
Medical benefit inflation rate	5.50%	7.12%
Retiring Age		
- Male:	60	60
- Female:	50/55	50/55

Assumptions regarding future mortality experience are based on China Insurance Industry Experience Mortality Table (published historical statistics in China)

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

35 Share option schemes

(1) Share Appreciation Rights Plan

In November 2005, the Bank's Board of Directors and equity holders approved and adopted a Share Appreciation Rights Plan under which eligible participants including directors, supervisors, management and other personnel designated by the Board, will be granted share appreciation rights, up to 25% of which will be exercisable each year beginning on the third anniversary date from the date of the grant. The share appreciation rights will be valid for seven years from the date of grant. Eligible participants will be entitled to receive an amount equal to the difference, if any, between the average closing market price of the Bank's H shares in the ten days prior to the date of grant and the average closing market price of the Bank's H shares in the 12 months prior to the date of exercise as adjusted for any change in the Bank's equity. The plan provides cash-settled share-based payment only and accordingly, no shares will be issued under the share appreciation rights plan.

No share appreciation rights were granted during the year ended 31 December 2007 and 2006.

(2) Share Option Scheme and Sharesave Plan

On 10 July 2002, the equity holders of BOCHK Holdings, approved and adopted two share option schemes, namely, the Share Option Scheme and the Sharesave Plan.

Since the establishment of the Share Option Scheme and the Sharesave Plan, no options were granted during the period from 10 July 2002 to 31 December 2007.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

35 Share option schemes (continued)

(3) BOCHK Holdings Pre-listing Share Option Scheme

On 5 July 2002, certain of the Bank's directors, senior management personnel and employees of the Group were granted options by BOC Hong Kong (BVI) Limited ("BOCHK (BVI)"), the immediate holding company of BOCHK Holdings, pursuant to a Pre-listing Share Option Scheme to purchase from BOCHK (BVI) an aggregate of 31,132,600 previously issued and outstanding shares of BOCHK Holdings for HKD8.50 per share. These options, with a ten-year term, vest ratably over four years from 25 July 2002. No further offers to grant any options under the Pre-listing Share Option Scheme will be made. The Group has no legal or constructive obligation to repurchase or settle the options in cash. The Group has taken advantage of the transitional provision of IFRS 2 under which the required recognition and measurements have not been applied to the options granted to employees of the Group on or before 7 November 2002.

Details of the movement of share options outstanding are as follows:

	Directors and key management	Other employees	Others *	Total number of share options
As at 1 January 2007	6,381,500	6,058,050	1,446,000	13,885,550
Transferred	(1,446,000)	-	1,446,000	-
Less: Share options exercised during the year	(119,500)	(1,969,350)	(1,446,000)	(3,534,850)
As at 31 December 2007	4,816,000	4,088,700	1,446,000	10,350,700
As at 1 January 2006	6,142,500	10,619,250	1,446,000	18,207,750
Transferred	239,000	(239,000)	-	-
Less: Share options exercised during the year	-	(4,278,700)	-	(4,278,700)
Less: Share options lapsed during the year	-	(43,500)	-	(43,500)
As at 31 December 2006	6,381,500	6,058,050	1,446,000	13,885,550

* These represent share options held by former directors or former employees of BOCHK Holdings.

Regarding the share options exercised during the years ended 31 December 2007 and 2006 the weighted average share price of BOCHK Holdings' shares at the time of exercise was HKD 19.38 (equivalent to RMB 18.85), and HKD 16.50 (equivalent to RMB 16.91) respectively.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

36 Deferred income taxes

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes related to the same fiscal authority. The table below includes the deferred income tax assets and liabilities of the Group and the Bank after offsetting qualifying amounts:

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Deferred income tax assets	17,647	21,396	18,080	21,843
Deferred income tax liabilities	(2,894)	(3,029)	(44)	(32)
Total	14,753	18,367	18,036	21,811

The movements of the deferred income tax asset and liability account are as follows:

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
As at 1 January	18,367	18,368	21,811	20,366
(Charged)/credited to income statement	(4,368)	91	(4,246)	807
Credited to available for sale reserve	569	622	465	632
Acquisition of a subsidiary	-	(786)	-	-
Exchange differences	185	72	6	6
As at 31 December	14,753	18,367	18,036	21,811

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

36 Deferred income taxes (continued)

Deferred income tax assets and liabilities, before offsetting qualifying amounts, are attributable to the following items:

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Deferred income tax assets				
Asset impairment allowances	17,840	20,205	17,668	20,103
Fair value changes of financial assets at fair value through profit or loss, and derivative financial instruments	3,854	2,914	3,854	2,914
Fair value changes of available for sale securities charged to equity	2,030	568	1,897	544
Statutory asset revaluation surplus	1,493	2,539	1,493	2,539
Pension and other benefit costs	1,278	821	1,278	821
Other temporary differences	414	699	298	91
	26,909	27,746	26,488	27,012
Deferred income tax liabilities				
Fair value changes of financial assets at fair value through profit or loss, and derivative financial instruments	(7,532)	(5,124)	(7,532)	(5,124)
Fair value changes of available for sale securities charged to equity	(893)	-	(888)	-
Depreciation of property and equipment	(1,093)	(1,688)	(32)	(69)
Revaluation of property and investment property	(2,089)	(1,928)	-	-
Other temporary differences	(549)	(639)	-	(8)
	(12,156)	(9,379)	(8,452)	(5,201)
	14,753	18,367	18,036	21,811

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

36 Deferred income taxes (continued)

The deferred income tax (charge)/credit in the income statement comprises the following temporary differences:

Group	Year ended 31 December	
	2007	2006
Asset impairment allowances	(2,365)	2,461
Fair value changes of financial assets at fair value through profit or loss, and derivative financial instruments	(1,468)	(1,825)
Statutory asset revaluation surplus	(1,046)	(101)
Pension and other benefit costs	457	243
Revaluation of property and investment property	(161)	(18)
Other temporary differences	215	(669)
Total	(4,368)	91

37 Other liabilities

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Items in the process of clearance and settlement	83,042	65,510	68,436	50,877
Interest payable	37,869	33,834	35,632	31,747
Salary and welfare payable	10,130	9,052	7,957	7,652
Payable to the MOF (1)	4,340	8,680	4,340	8,680
Allowance for litigation losses (2)	1,614	1,985	1,449	1,783
Insurance liabilities, net (3)	23,293	16,825	-	-
Others	22,555	17,570	10,870	11,788
Total	182,843	153,456	128,684	112,527

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

37 Other liabilities (continued)

(1) Financial restructuring arrangements

As at 31 December 2007, the Group had a liability of RMB 4,340 million (2006: RMB 8,680 million) to MOF in respect of the excess of the appraised value of the net assets of the Bank as at 31 December 2003 over the amount of the share capital of the Bank as at the date. This liability is non-interest bearing and is to be paid before 31 December 2008.

(2) Movements of allowance for litigation losses are as follows:

	Group		Bank	
	2007	2006	2007	2006
As at 1 January	1,985	1,516	1,783	1,516
Allowance for the year (Note V.7)	199	897	191	692
Utilized during the year	(570)	(428)	(525)	(425)
As at 31 December (Note V.41)	1,614	1,985	1,449	1,783

(3) Insurance liabilities, net

Group	As at 31 December	
	2007	2006
Long term insurance contracts	21,066	14,625
General insurance contracts	2,227	2,200
Total	23,293	16,825

V NOTES TO THE FINANCIAL STATEMENTS (continued)

38 Share capital and capital reserve

Group	Number of ordinary shares (in millions)	Ordinary shares of RMB 1 each	Capital reserve	Treasury shares	Total
As at 1 January 2007	253,789	253,839	66,617	(216)	320,240
Net change in treasury shares (1)	39	-	-	171	171
Others	-	-	(25)	-	(25)
As at 31 December 2007	253,828	253,839	66,592	(45)	320,386
As at 1 January 2006	209,427	209,427	(5,954)	-	203,473
Issue of ordinary shares (net of issuance costs) (2)	44,412	44,412	72,567	-	116,979
Net change in treasury shares (1)	(50)	-	-	(216)	(216)
Others	-	-	4	-	4
As at 31 December 2006	253,789	253,839	66,617	(216)	320,240

Bank	Number of ordinary shares (in millions)	Ordinary shares of RMB 1 each	Capital reserve	Treasury shares	Total
As at 1 January 2007	253,839	253,839	66,166	-	320,005
Others	-	-	(4)	-	(4)
As at 31 December 2007	253,839	253,839	66,162	-	320,001
As at 1 January 2006	209,427	209,427	(6,054)	-	203,373
Issue of ordinary shares (net of issuance costs) (2)	44,412	44,412	72,219	-	116,631
Others	-	-	1	-	1
As at 31 December 2006	253,839	253,839	66,166	-	320,005

As at 31 December 2007, the Bank's share capital is as follows:

	Number of shares
Domestic listed A shares, par value RMB 1.00 per share (3)	177,818,910,740
Overseas listed H shares, par value RMB 1.00 per share (3)	76,020,251,269
Total	253,839,162,009

(1) As at 31 December 2007, a wholly owned subsidiary of the Group held certain listed shares of the Bank in relation to its derivative and arbitrage business. These shares are treated as treasury shares, a deduction from equity holders' equity. Gains and losses on sale or redemption of the treasury shares are credited or charged to reserves. The total number of treasury shares as at 31 December 2007 was 11 million (2006: 50 million).

(2) In 2006, the Bank issued 8,514,415,652 shares to the National Council for Social Security Fund, 29,403,878,000 shares to Hong Kong and overseas investors and 6,493,506,000 shares to the domestic investors.

(3) All A shares and H shares rank pari passu with the same rights and benefits.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

39 Statutory reserves, general and regulatory reserves and undistributed profits

Group

	Statutory reserves	General and regulatory reserves	Undistributed profits	Total
As at 1 January 2007	10,380	13,934	38,425	62,739
Net profit	-	-	56,248	56,248
Appropriation to statutory reserves (1)	5,068	-	(5,068)	-
Appropriation to general reserve and regulatory reserve (2)	-	10,977	(10,977)	-
Dividends (3)	-	-	(10,154)	(10,154)
Others	-	-	6	6
As at 31 December 2007	15,448	24,911	68,480	108,839

	Statutory reserves	General and regulatory reserves	Undistributed profits	Total
As at 1 January 2006	5,987	5,109	10,188	21,284
Net profit	-	-	42,830	42,830
Appropriation to statutory reserves (1)	4,393	-	(4,393)	-
Appropriation to general reserve and regulatory reserve (2)	-	8,828	(8,828)	-
Dividends (3)	-	-	(1,375)	(1,375)
Others	-	(3)	3	-
As at 31 December 2006	10,380	13,934	38,425	62,739

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

39 Statutory reserves, general and regulatory reserves and undistributed profits (continued)

Bank

	Statutory reserves	General and regulatory reserves	Undistributed profits	Total
As at 1 January 2007	9,714	11,393	14,385	35,492
Net profit	-	-	46,269	46,269
Appropriation to statutory reserves (1)	4,634	-	(4,634)	-
Appropriation to general reserve and regulatory reserve (2)	-	10,632	(10,632)	-
Dividends (3)			(10,154)	(10,154)
As at 31 December 2007	14,348	22,025	35,234	71,607

	Statutory reserves	General and regulatory reserves	Undistributed profits	Total
As at 1 January 2006	5,465	2,618	(8,709)	(626)
Net profit	-	-	37,493	37,493
Appropriation to statutory reserves (1)	4,249	-	(4,249)	-
Appropriation to general reserve and regulatory reserve (2)	-	8,775	(8,775)	-
Dividends (3)	-	-	(1,375)	(1,375)
As at 31 December 2006	9,714	11,393	14,385	35,492

(1) Statutory reserves

Under relevant PRC Laws, the Bank is required to transfer 10% of its net profit, as determined under Chinese Accounting Standards (CAS), to a non-distributable Statutory surplus reserve. Appropriation to the Statutory surplus reserve may cease when the balance of such reserves has reached 50% of the share capital. Subject to the approval of the equity holders, the statutory surplus reserve can be used for replenishing the accumulated losses or increasing the Bank's share capital. The Statutory surplus reserve amount used to increase the share capital is limited to a level where the balance of Statutory surplus reserve after such capitalization is not less than 25% of the share capital.

In addition, some overseas branches and subsidiaries are required to transfer certain percentages of their net profit to the Statutory surplus reserve as stipulated by local banking authorities.

In accordance with a resolution of the Board of Directors dated 25 March 2008, the Bank appropriated 10% of the net profit for the year ended 31 December 2007 as reported in the PRC statutory financial statements to the Statutory surplus reserves, amounting to RMB 4,626 million (2006: RMB 4,249 million).

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

39 Statutory reserves, general and regulatory reserves and undistributed profits (continued)

(2) General and regulatory reserves

Pursuant to Caijin [2005] No. 49 "Measures on General Provision for Bad and Doubtful Debts for Financial Institutions" issued by MOF in addition to the specific allowance for impairment losses. The Bank is required to establish and maintain a general reserve within Equity holders' equity, through the appropriation of income to address unidentified potential impairment losses. The general reserve should not be less than 1% of the aggregate amount of risk assets as defined by this policy. The Bank intends to achieve the required reserve level by the end of 2008.

In accordance with a resolution dated 25 March 2008 and on the basis of the Bank's profit for the year ended 31 December 2007, the Board of Directors of the Bank approved the appropriation of RMB 10,626 million (2006: RMB 8,764 million) to the general reserves for the year ended 31 December 2007. The total amount of general reserves maintained as at 31 December 2007 has achieved 0.7% of the aggregate amount of risk assets (as at 31 December 2006: 0.4%).

The Regulatory reserve mainly refers to the reserve amount set aside by BOC Hong Kong (Group) Limited, a subsidiary of the Group, for general banking risks, including future losses or other unforeseeable risks. As at 31 December 2007 and 2006, the reserve amount set aside by BOC Hong Kong (Group) Limited was RMB 2,875 million and RMB 2,533 million respectively.

(3) Dividends

A dividend of RMB 10,154 million in respect of 2006 profits was approved by the equity holders of the Bank at the Annual General Meeting held on 14 June 2007.

A dividend of RMB 0.10 per share in respect of 2007 profits, amounting to a total dividend of RMB 25,384 million is to be proposed for approval at the Annual General Meeting to be held on 19 June 2008. These financial statements do not reflect this dividend payable in liabilities.

40 Reserve for fair value changes of available for sale securities

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
As at 1 January	2,009	1,899	(1,038)	280
Net changes in fair value (1)	(17,585)	(1)	(22,461)	(2,237)
Net impairment charges transferred to income statement	10,368	-	10,271	-
Net fair value changes transferred to income statement on de-recognition	3,166	(508)	7,059	287
Deferred income taxes	536	619	465	632
As at 31 December	(1,506)	2,009	(5,704)	(1,038)

(1) The net changes in fair value of available for sale securities are mainly a result of changes in the fair value of RMB debt securities due to movements in the interest rates, changes in the fair value of equity investments and changes in the fair value of foreign currency securities.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

41 Contingent liabilities and commitments

(1) Legal proceedings

As at 31 December 2007, the Group was involved in certain lawsuits as defendants arising from its normal business operations. As at 31 December 2007, provisions of RMB 1,614 million (2006: RMB 1,985 million) were made based on court judgments or the advice of counsel (See Note V.37). After consulting legal professionals, management of the Group believes that the ultimate outcome of these lawsuits will not have a material impact on the financial position or operations of the Group.

(2) Assets pledged

Assets pledged as collateral for repurchase, short positions and precious metals swaps agreements with other banks and financial institutions are set forth in the tables below. As at 31 December 2007, the Group and the Bank had such repurchase, short positions and precious metals swaps agreements amounting to RMB 114,742 million (2006: RMB 54,806 million) and RMB 111,473 million (2006: RMB 51,245 million) respectively. All such agreements mature within twelve months from inception.

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Precious metals	7,982	-	7,982	-
Bills	714	-	714	-
Debt securities	107,046	55,212	103,454	51,632
Total	115,742	55,212	112,150	51,632

(3) Collateral accepted

The Group accepts cash collateral and accepts security collateral that it is permitted to sell or re-pledge in connection with its reverse repurchase agreements and securities lending transactions. As at 31 December 2007, the fair value of cash collateral and security collateral accepted by the Group and the Bank amounted to RMB 33,876 million (2006: RMB 77,657 million). As at 31 December 2007, both the Group and the Bank had an obligation to return security collateral that it has sold with a fair value of RMB 1,890 million (2006: RMB 3,728 million).

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

41 Contingent liabilities and commitments (continued)

(4) Capital commitments

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Property and equipment				
Contracted but not provided for	43,384	37,925	622	2,454
Authorised but not contracted for	1,260	1,536	1,232	1,531
Intangible assets				
Contracted but not provided for	1,011	816	914	756
Authorised but not contracted for	255	-	119	-
Total	45,910	40,277	2,887	4,741

(5) Operating leases

Under the irrevocable operating lease contracts, the minimum rental payments that should be paid by the Group and the Bank in the future are summarized as follows:

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Within one year	1,852	1,604	1,467	1,286
One to two years	1,473	1,281	1,213	1,069
Two to three years	1,101	969	991	863
Above three years	3,033	2,832	3,000	2,808
	7,459	6,686	6,671	6,026

(6) Certificate Treasury Bond redemption commitments

The Bank is entrusted by the MOF to underwrite certain Certificate Treasury Bonds. The investors of Certificate Treasury Bonds have a right to redeem the bonds at par any time prior to maturity and the Bank is committed to redeem those bonds. The redemption price is the principal value of the Certificate Treasury Bonds plus unpaid interest in accordance with the early redemption arrangement.

As at 31 December 2007, the principal value of the bonds amounts to RMB 61,439 million (2006: RMB 84,500 million). The original maturities of these bonds vary from 3 to 5 years and management expects the amount of redemption before the maturity dates of those bonds through the Bank will not be material.

The MOF will not provide funding for the early redemption of these Certificate Treasury Bonds on a back-to-back basis but will pay interest and repay the principal at maturity.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

41 Contingent liabilities and commitments (continued)

(7) Credit commitments

	As at 31 December			
	Group		Bank	
	2007	2006	2007	2006
Credit commitments (i)				
with an original maturity of under one year	228,484	212,179	101,186	98,392
with an original maturity of one year or over	337,515	258,392	279,408	211,520
Acceptances	214,758	217,093	207,987	212,163
Letters of guarantee issued	423,771	290,205	424,343	286,050
Letters of credit issued	130,334	109,083	109,783	93,613
Others	685	870	568	490
Total	1,335,547	1,087,822	1,123,275	902,228

(i) Credit commitments represent general credit facility limits for our corporate customers. These credit facilities may be drawn in the form of cash advances or the issuance of letters of credit, acceptances or letters of guarantee.

(ii) Credit risk weighted amounts of contingent liabilities and commitments

Group	As at 31 December	
	2007	2006
Contingent liabilities and commitments	484,879	413,678

The credit risk weighted amounts are the amounts calculated in accordance with the guidelines issued by the CBRC and are dependent on, among other factors, the creditworthiness of the counterparty and the maturity characteristics. The risk weights used range from 0% to 100% for contingent liabilities and commitments.

The credit risk weighted amounts stated above have not taken into account the effects of netting arrangements.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

42 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with an original maturity of less than three months:

Group	As at 31 December	
	2007	2006
Cash and due from banks	70,249	38,805
Balances with central banks	156,707	101,776
Placements with banks and other financial institutions	282,837	305,618
Short term bills and notes	19,144	73,745
Total	528,937	519,944

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

43 Related party transactions

Related parties are those parties that have the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or other entities. The Group is subject to the control of the State Council of the PRC Government through Huijin.

(1) Transactions with the parent company and other companies controlled by the parent

(a) Transactions with the parent company

Huijin became the equity holder of the Bank from 30 December 2003. As of December 31 2007, Huijin owned a 67.49% equity interest in the Bank.

Huijin deposit movements	**Year ended 31 December**	
	2007	**2006**
As at 1 January	22,060	38,869
Deposits received during the year	99,619	288,128
Deposits repaid during the year	(100,087)	(304,937)
As at 31 December	21,592	22,060

(b) Transactions with other companies controlled by the parent company

Huijin also has controlling equity interests in certain other bank and non-bank entities in the PRC. The Group enters into banking transactions with these companies in the normal course of its business. These include trading assets, investment securities and money market transactions.

The related interest rate range and the outstanding balances with these companies as of 31 December 2007 and 2006 are as follows:

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

43 Related party transactions (continued)

(1) Transactions with the parent company and other companies controlled by the parent (continued)

	2007	2006
Balances at the end of the year:		
Financial assets at fair value through profit or loss and investment securities	2,742	1,762
Due from banks and other financial institutions	332	121
Placements with banks and other financial institutions	1,669	1,662
Due to banks and other financial institutions	(5,159)	(1,971)
Placements from banks and other financial institutions	(20,638)	(106)

	2007	2006
Interest rate ranges at the end of the year:		
Financial assets at fair value through profit or loss and investment securities	1.00%-7.16%	3.15%-6.54%
Due from banks and other financial institutions	0.72%-5.33%	0.00%-5.40%
Placements with banks and other financial institutions	1.00%-7.04%	2.40%-6.05%
Due to banks and other financial institutions	0.00%-3.45%	0.00%-3.00%
Placements from banks and other financial institutions	0.01%-6.07%	0.99%-4.25%

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

43 Related party transactions (continued)

(2) Transactions with government agencies, authorities and other state controlled entities

The Bank is subject to the control of the State Council of the PRC Government through Huijin, which also directly and indirectly controls a significant number of entities through its government authorities, agencies and affiliates. The Group enters into extensive banking transactions with government authorities, agencies and affiliates and other state controlled entities in the normal course of business and commercial terms.

Transactions conducted with government agencies, authorities and other state controlled entities include purchase and redemption of investment securities issued by government agencies, underwriting and distribution of Certificate Treasury Bonds issued by government agencies through the Group's branch network, foreign exchange and interest rate derivative transactions, lending, provision of credit and guarantees and deposit taking.

The details of transactions and balances with government agencies, authorities and other state controlled entities conducted in the ordinary course of business are set out below, other than those disclosed elsewhere in this financial statements.

	2007	2006
Balances at the end of the year:		
Due from banks and other financial institutions	1,995	3,499
Placements with banks and other financial institutions	44,270	42,963
Financial assets at fair value through profit or loss and investment securities	355,225	349,173
Loans and advances to customers[(a)(c)]	593,487	576,653
Due to banks and other financial institutions	(219,191)	(124,466)
Placements from banks and other financial institutions	(166,020)	(104,486)
Due to customers [(b) (c)]	(537,307)	(464,088)

	2007	2006
Allowance for impairment losses:		
Placements with banks and other financial institutions	(390)	(499)
Financial assets at fair value through profit or loss and investment securities	(148)	(152)
Individually assessed loans and advances[(a)]	(10,176)	(11,988)

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

43 Related party transactions (continued)

(2) Transactions with government agencies, authorities and other state controlled entities (continued)

	2007	2006
Interest rate ranges at the end of the year:		
Due from banks and other financial institutions	0.72%-9.75%	0.00%-11.00%
Placements with banks and other financial institutions	0.30%-10.20%	0.07%-7.40%
Financial assets at fair value through profit or loss and investment securities	1.00%-8.25%	0.48%-8.25%
Loans and advances to customers [a]	0.20%-18.00%	0.20%-18.24%
Due to banks and other financial institutions	0.00%-6.00%	0.00%-4.82%
Placements from banks and other financial institutions	0.01%-8.58%	0.01%-7.60%
Due to customers [b]	0.00%-7.85%	0.00%-8.40%

(a) The disclosures above are in relation to related party transactions with the Group's 3000 largest outstanding corporate loans to individual customers. Given that these large loans accounted for the majority of the Group's total corporate loan balances, management is of the opinion that this disclosure demonstrates the potential effect on the Group's lending to other state controlled entities.

(b) The disclosures above are in relation to related party transactions with the Group's 4000 largest corporate deposits. Given that these deposits accounted for a significant portion of the Group's total corporate deposit balances, management is of the opinion that this disclosure demonstrates the potential effect on the Group's deposits from other state controlled entities.

(c) The maturity analysis set out in Note III.5.2 gives an overview of the average turnover of the loan portfolio and deposits which provides a basis for assessing the average turnover of the loans and advances to related parties and deposits from related parties.

(3) Transactions with associates and joint ventures

The Group enters into banking transactions with associates and joint ventures in the normal course of business at commercial terms. These include loans and advances, deposit taking and other normal banking businesses. The outstanding balances with associates and joint ventures as of the respective year end dates are stated below:

	2007	2006
Balances as at the end of the year:		
Loans and advances	908	814
Deposits	(11,367)	(3,289)
Placements with banks and other financial institutions	520	-
Placements from banks and other financial institutions	(2)	-

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

43 Related party transactions (continued)

(4) Transactions with key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including Directors and Executive officers.

The Group enters into banking transactions with key management personnel in the normal course of business. During 2007 and 2006, there were no material transactions and balances with key management personnel on an individual basis.

The key management compensation for the years ended 31 December 2007 and 2006 is detailed as follows:

	Year ended 31 December	
	2007	2006
Short-term employment benefits	31	29
Post-employment benefits	1	1
Total	32	30

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (continued)

44 **Balances with subsidiaries**

Included in the following captions of the Bank's balance sheets are balances with subsidiaries:

	As at 31 December	
	2007	**2006**
Due from banks	557	3,234
Placements with other banks and financial institutions	44,136	36,673
Due to other banks	(7,322)	(4,111)
Placements from other banks and financial institutions	(27,871)	(11,647)

45 **Acquisition of subsidiaries**

On 15 December 2006, Bank of China Group Investment Limited, a wholly owned subsidiary of the Bank, acquired 100% of the share capital of BOC Aviation (formerly known as Singapore Aircraft Leasing Enterprise Pte. Ltd) for cash consideration of USD 978 million (RMB 7,627 million equivalent).

The operating income of the acquired company was not significant to the Group for the year ended 31 December 2006.

The details of the fair value of the assets and liabilities acquired and goodwill arising as at 15 December 2006 are as follows:

	Fair value	Acquiree's carrying amount
Cash and cash equivalents	2,254	2,254
Property and equipment	21,901	21,693
Intangible assets	1,856	-
Other assets	428	428
Deferred income tax liabilities	(777)	(260)
Other liabilities	(19,910)	(19,910)
Net assets acquired	5,752	4,205
Goodwill	1,875	
Total purchase consideration paid by cash	7,627	
Less: Cash and cash equivalents in subsidiary acquired	(2,254)	
Net cash outflow on acquisition	5,373	

The goodwill is attributable to the high profitability of the acquired business and the significant synergies expected to arise. Fair value of assets and liabilities acquired were based on discounted cash flow models.

There was no provision required in connection with this acquisition.

UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION
(Amount in millions of Renminbi, unless otherwise stated)

1 Liquidity ratios

	As at 31 December	
	2007	2006
RMB current assets to RMB current liabilities	32.58%	37.65%
Foreign currency current assets to foreign currency current liabilities	75.91%	64.14%

Liquidity ratio is calculated in accordance with the relevant provisions of PBOC and CBRC. Financial data are based on the Chinese Accounting Standards 2006. Data for the year 2006 are not adjusted retrospectively.

(Amount in millions of Renminbi, unless otherwise stated)

2 Currency concentrations

As at 31 December 2007	Group			
Equivalent in RMB million	USD	HKD	Other	Total
Spot assets	1,206,954	702,629	299,503	2,209,086
Spot liabilities	(664,232)	(715,603)	(281,562)	(1,661,397)
Forward purchases	502,008	140,720	203,885	846,613
Forward sales	(1,046,006)	(42,170)	(211,771)	(1,299,947)
Net options position*	4,212	(816)	(3,487)	(91)
Net long position	2,936	84,760	6,568	94,264
Net structural position	20,410	24,446	4,329	49,185

As at 31 December 2006	Group			
Equivalent in RMB million	USD	HKD	Other	Total
Spot assets	1,293,462	673,839	323,070	2,290,371
Spot liabilities	(698,037)	(692,564)	(281,209)	(1,671,810)
Forward purchases	354,019	132,513	144,966	631,498
Forward sales	(694,752)	(47,811)	(182,891)	(925,454)
Net options position*	(133,930)	(1,446)	(1,456)	(136,832)
Net long position	120,762	64,531	2,480	187,773
Net structural position	23,300	23,173	4,072	50,545

Included in the spot assets and liabilities and net long position above are those positions related to the Group's overseas subsidiaries and branches. Such positions are excluded from the net structural position above.

On the basis that the positions are excluded from the spot assets, spot liabilities and net long position, and are included in the net structural position, the positions would be as follows. All exchange differences arising from the translation of the net structural position shown below are recognised under the "Currency translation differences" as a separate component of equity, and therefore do not impact the Group's profit or loss.

As at 31 December 2007				
Net long/(short) position	21,939	3,822	(5,371)	20,390
Net structural position**	1,407	105,384	16,268	123,059
As at 31 December 2006				
Net long/(short) position	142,546	(9,691)	(8,317)	124,538
Net structural position	1,516	97,395	14,869	113,780

* The net option position is calculated using the delta equivalent approach as set out in the requirements of the banking return of the Hong Kong Monetary Authority.

** This includes RMB position held by foreign operations.

(Amount in millions of Renminbi, unless otherwise stated)

3 Segmental information

(1) Impaired loans by geographical area

	As at 31 December 2007		
	Impaired loans	**Specific provision**	**Collective provision**
Chinese Mainland	89,437	51,349	12,241
Hong Kong and Macau	695	393	60
Other overseas locations	185	95	33
	90,317	51,837	12,334

	As at 31 December 2006		
	Impaired loans	**Specific provision**	**Collective provision**
Chinese Mainland	100,716	53,118	12,611
Hong Kong and Macau	2,334	669	89
Other overseas locations	182	59	35
	103,232	53,846	12,735

(2) Overdue loans by geographical area

For the purposes of the table below, loans and advances to customers are considered overdue if either principal or interest payment is overdue.

	As at 31 December	
	2007	**2006**
Chinese Mainland	88,956	114,003
Hong Kong and Macau	7,409	4,360
Other overseas locations	236	191
	96,601	**118,554**
Less: gross loans and advances to customers which have been overdue for less than 3 months	(33,407)	(44,336)
	63,194	**74,218**
Impairment allowance- individually assessed for loans and advances to customers which have been overdue for more than 3 months	(38,119)	(36,492)

Collateral held against loans and advances to customers which have been overdue for more than 3 months mainly include cash deposit and mortgages over properties.

(Amount in millions of Renminbi, unless otherwise stated)

4 Cross-border claims

The Group is principally engaged in business operations within Chinese Mainland, and regards all claims on third parties outside Chinese Mainland as cross-border claims.

Cross-border claims include balances with central banks, placements with banks and other financial institutions, government certificates of indebtedness for bank notes issued, financial assets at fair value through profit or loss, loans and advances to customers and investment securities.

Cross-border claims have been disclosed by different country or geographical areas. A country or geographical area is reported where it constitutes 10% or more of the aggregate amount of cross-border claims, after taking into account any risk transfers. Risk transfer is only made if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	Banks and other financial institutions	Public sector entities	Others	Total
As at 31 December 2007				
Asia Pacific excluding Chinese Mainland				
- Hong Kong	33,364	21,063	365,654	420,081
- Other Asia Pacific locations	125,787	46,095	65,030	236,912
	159,151	67,158	430,684	656,993
North and South America	172,011	200,586	147,870	520,467
Europe	373,463	4,315	42,022	419,800
Middle East and Africa	1,689	329	3,632	5,650
	706,314	272,388	624,208	1,602,910

	Banks and other financial institutions	Public sector entities	Others	Total
As at 31 December 2006				
Asia Pacific excluding Chinese Mainland				
- Hong Kong	22,622	22,438	351,754	396,814
- Other Asia Pacific locations	122,713	60,160	58,340	241,213
	145,335	82,598	410,094	638,027
North and South America	270,758	239,871	168,179	678,808
Europe	357,164	74,259	62,525	493,948
Middle East and Africa	1,936	314	3,137	5,387
	775,193	397,042	643,935	1,816,170

(Amount in millions of Renminbi, unless otherwise stated)

5 **Gross amount of overdue loans and advances to customers**

For the purposes of the table below, loans and advances are considered overdue if either principal or interest payment is overdue.

	As at 31 December	
	2007	2006
Gross loans and advances to customers which have been overdue for:		
- between 3 and 6 months	4,760	8,957
- between 6 and 12 months	9,526	15,203
- over 12 months	48,908	50,058
	63,194	74,218
Percentage:		
- between 3 and 6 months	0.17%	0.37%
- between 6 and 12 months	0.33%	0.63%
- over 12 months	1.72%	2.06%
	2.22%	3.06%

6 **Gross amount of overdue placements with banks and other financial institutions**

The gross amount of overdue placements with banks and other financial institutions as at 31 December 2007 and 31 December 2006 is not considered material.

SUPPLEMENTARY INFORMATION
- FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH CAS
(Amount in millions of Renminbi, unless otherwise stated)

1. CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007

	2007	2006
Interest income	261,871	215,334
Interest expense	(109,126)	(93,963)
Net interest income	**152,745**	**121,371**
Fee and commission income	31,554	17,139
Fee and commission expense	(4,066)	(2,816)
Net fee and commission income	**27,488**	**14,323**
Net trading losses	(662)	(1,544)
Net (losses)/gains on investment securities	(15,526)	1,132
Other operating income	16,624	10,792
Operating income	**180,669**	**146,074**
Operating expenses	(84,210)	(67,778)
Impairment losses on loans and advances	(8,252)	(12,342)
Operating profit	**88,207**	**65,954**
Share of results of associates and joint ventures	1,263	632
Non-operating income, net	485	1,044
Profit before income tax	**89,955**	**67,630**
Income tax expense	(27,938)	(19,572)
Profit for the year	**62,017**	**48,058**
Attribute to:		
Equity holders of the Bank	56,229	42,624
Minority interest	5,788	5,434
	62,017	**48,058**
Earnings per share for profit attributable to the equity holders of the Bank during the year (Expressed in RMB per ordinary share)		
- Basic and diluted	0.22	0.18

SUPPLEMENTARY INFORMATION
- FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH CAS
(Amount in millions of Renminbi, unless otherwise stated)

2. CONSOLIDATED BALANCE SHEET

	As at 31 December	
	2007	**2006**
ASSETS		
Cash and due from banks	71,221	39,812
Balances with central banks	751,344	379,631
Placements with banks and other financial institutions	386,648	399,138
Government certificates of indebtedness for bank notes issued	32,478	36,626
Precious metals	44,412	42,083
Financial assets at fair value through profit or loss	124,665	115,828
Derivative financial instruments	45,839	24,837
Loans and advances to customers, net	2,754,493	2,337,726
Investment securities		
- available for sale	682,995	815,178
- held to maturity	446,647	461,140
- loans and receivables	458,620	500,336
Investment in subsidiaries	-	-
Investment in associates and joint ventures	6,779	5,931
Property and equipment	81,108	81,823
Investment property	9,986	8,221
Deferred income tax assets	16,202	19,244
Other assets	82,116	64,471
Total assets	5,995,553	5,332,025

SUPPLEMENTARY INFORMATION
- FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH CAS
(Amount in millions of Renminbi, unless otherwise stated)

2. CONSOLIDATED BALANCE SHEET

	As at 31 December	
	2007	2006
LIABILITIES		
Due to banks and other financial institutions	324,848	178,777
Due to central banks	90,485	42,374
Bank notes in circulation	32,605	36,823
Certificates of deposit and placements from banks and other financial institutions	248,482	146,908
Financial liabilities at fair value through profit or loss	86,655	98,725
Derivative financial instruments	27,262	14,323
Due to customers	4,400,111	4,091,118
Bonds issued	64,391	60,173
Other borrowings	51,708	63,398
Current tax liabilities	21,045	18,149
Retirement benefit obligations	7,231	7,444
Deferred income tax liabilities	2,894	3,029
Other liabilities	182,843	153,459
Total liabilities	**5,540,560**	**4,914,700**
EQUITY		
Capital and reserves attributable to equity holders of the Bank		
Share capital	253,839	253,839
Capital reserve	76,524	76,549
Statutory reserves	15,448	10,380
General and regulatory reserves	24,911	13,934
Undistributed profits	65,223	35,186
Reserve for fair value changes of available for sale securities	(2,229)	1,303
Currency translation differences	(8,905)	(3,689)
Treasury shares	(45)	(216)
Minority interest	**30,227**	**30,039**
Total equity	**454,993**	**417,325**
Total equity and liabilities	**5,995,553**	**5,332,025**

SUPPLEMENTARY INFORMATION
- FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH CAS
(Amount in millions of Renminbi, unless otherwise stated)

3. RECONCILIATION OF DIFFERENCES BETWEEN CAS AND IFRS FINANCIAL INFORMATION

	Equity		Net profit attributed to equity holders of the Bank	
	As at 31 December		As at 31 December	
	2007	2006	2007	2006
CAS figures	454,993	417,325	56,229	42,624
Adjustments for accounting standard differences:				
-Reversal of asset revaluation surplus and corresponding depreciation/amortisation and others (1)	(5,781)	(6,521)	742	307
-Deferred tax impact (2)	1,445	2,152	(723)	(101)
Subtotal	(4,336)	(4,369)	19	206
IFRS figures	450,657	412,956	56,248	42,830

(1) Reversal of revaluation surplus and corresponding depreciation/amortisation

Under CAS, the Group recorded an asset revaluation adjustment of RMB 10,432 million as of 31 December 2003, related principally to land use right, in connection with the Joint Stock Reform Plan. The revalued land use right will be amortised over their remaining useful lives. Under IFRS, relevant asset revaluation surplus and corresponding depreciation/amortisation recognized under CAS should be reversed.

(2) Deferred tax impact

As described above in Note 1, there are differences between the carrying value of relevant assets under CAS and under IFRS. Under IFRS, the tax base of relevant assets is the revalued amount, which resulted in the recognition of deferred tax assets accordingly.

Documents Available for Inspection

I. The original Financial Statements signed by the Bank's Chairman, President, Vice President responsible for finance and General Manager of the Accounting Department

II. The original auditor's report signed by the accounting firm

III. The originals of all documents and announcements published by the Bank on *China Securities*, *Shanghai Securities* and *Securities Times* during the reporting period

IV The Articles of Association of the Bank.

Reference for Shareholders

Financial Calendar for 2008

Announcement of 2007 annual results	26 March 2008
Annual report of 2007	to be mailed to H shareholders in late April 2008
Annual General Meeting of 2007	to be held on 19 June 2008
Announcement of 2008 interim results	to be announced not later than 31 August 2008

Annual General Meeting

The Bank has scheduled to hold the Annual General Meeting of 2007 in Island Ballroom, Island Shangri-La, Hong Kong, Level 5, Pacific Place, Supreme Court Road, Central, Hong Kong at 3 p.m. on Thursday 19 June 2008.

Dividends

The Board has recommended a final dividend of RMB0.10 per share (before tax) subject to the approval of shareholders at the Annual General Meeting of 2007.

Share Information

Listing

The Bank's ordinary shares were listed on the Hong Kong Stock Exchange and Shanghai Stock Exchange on 1 June and 5 July 2006 respectively.

Ordinary Shares

Issued shares: 253,839,162,009 shares

Market Value

As of the last trading day in 2007 (28 Dec 2007 for A shares and 31 Dec 2007 for H shares), the Bank's market value was RMB144,445.8 billion (based on the closing price of A share on 28 Dec 2007 and closing price of H share on 31 Dec 2007, and exchange rate 100HKD = 93.638 RMB as published by SAFE).

Share Price

Closing price of H Shares on 31 Dec 2007: HKD 3.78
Closing price of A Shares on 28 Dec 2007: RMB 6.61
Highest price of H Shares in 2007: HKD 5.27
Lowest price of H Shares in 2007: HKD 3.25
Highest price of A Shares in 2007: RMB 7.58
Lowest price of A Shares in 2007: RMB 4.32

Stock Codes

Stock name: Bank of China

H Shares:
Hong Kong Stock Exchange 3988
Reuters 3988.HK
Bloomberg 3988.HK

A Shares:
Shanghai Stock Exchange 601988
Reuters 601988.SS
Bloomberg 601988 CH

Shareholder Inquiry

If a shareholder intends to inquire share transfer, changes of name or address, loss of share certificate and other information concerning the shares held, he/she may write to the Bank at the following address:

H Shares:
Computershare Hong Kong Investor Services Limited
Rooms 1806-1807, 18/F, Hopewell Center, 183 Queen's Road East, Wan Chai, Hong Kong
Telephone: (852) 2862 8555
Fax: (852) 2865 0990
E-mail: hkinfo@computershare.com.hk

A Shares：
Shanghai Branch of China Securities Depository and Clearing Corporation Limited
36F, China Insurance Building, 166 East Lujiazui Road, Pudong New Area, Shanghai
Telephone:（86）021-3887 4800

Credit Rating (Long Term, Foreign Currency)

Fitch Ratings: A
Moody's Investors Services: A1
Rating and Investment Information, Inc.: A
Standard & Poor's: A -
Dagong Global Credit Rating Co., Ltd.: AAA (local currency)

Index Constituent

Hang Seng Index (with effect from 4 December 2006)
Hang Seng China H-Financial Index (launched on 27 November 2006)
Hang Seng China Enterprises Index
Hang Seng Composite Index (HSCI) Series
Hang Seng Freefloat Index (HSFI) Series
MSCI China Index Series
Shanghai Stock Exchange Index Series
FTSE/Xinhua China 25 Index
FTSE/Xinhua Hong Kong Index
FTSE Index Series

Investor Inquiry

For H Share investors, please contact:

Investor Relation Team (Hong Kong) of Bank of China Limited
52/F, Bank of China Tower, 1 Garden Road, Hong Kong
Telephone: (852) 2846 2700
Fax: (852) 2810 5830
E-mail: bocir@bank-of-china.com

For A Share investors, please contact:

Investor Relation Team (Beijing) of Bank of China Limited
9/F, Bank of China Building, 1 Fuxingmen Nei Dajie,
Beijing, China
Telephone: (8610) 6659 2638
Fax: (8610) 6659 4568
E-mail: bocir@bank-of-china.com

Other Information

You may obtain a copy of the annual report prepared in accordance with International Financial Reporting Standards by writing to the Bank's H Share Registrar, Computershare Hong Kong Investor Services Limited (address: Rooms 1806-1807, 18/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong), and the annual report prepared in accordance with Chinese Accounting Standards 2006 from the Bank's business place.

The English and Chinese versions of the annual report for 2007 are available on the following websites: www.boc.cn, www.sse.com.cn and www.hkexnews.hk.

If you have any queries about how to obtain copies of the annual report or how to access the document on the Bank's website, please dial the Bank's hotlines at (852) 2862 8633 or (8610) 6659 6688.

Organisational Chart

The organisational chart[1] of the Group is as follows:



Other Public Shareholders
Asian Development Bank
UBS AG2
Central SAFE Investments Limited
RBS China
Fullerton Financial Holdings Pte. Ltd
National Council for Social Security Fund
13.02%
0.20%
2.45%
67.49%
8.25%
4.13%
4.46%
Bank of China Limited
83.5%
Domestic operations: Head Office, 37 tier-one branches and 10,107 tier-two branches,sub-branches and outlets (see " List of Domestic and Overseas Operations")
Hong Kong and Macau Operations
Other Overseas Operations: Branches, subsidiaries and representative offices located in 26 countries (see 'List of Domestic and Overseas Operations')
BOC Investment Management5
50.31%
100%
100%
100%
100%
Macau Branch
Tai Fung Bank Limited
BOC Hong Kong (Group) Limited
BOC International Holdings Limited
BOCG Insurance Company Limited
BOCG Investment
100%
100%
BOC Hong Kong (BVI) Limited
BOC Aviation
100%
BOC Insurance Company Limited3
65.7258%
BOC Hong Kong (Holdings) Limited4
0.0026%
0.0378%
100%
51%
49%
BOCHK
BOCG Life Assurance Company Limited

Note:

1. Prepared based on the interests recorded in the register maintained pursuant to section 336 of the SFO.
2. UBS AG also holds 1,382,542,891 shares of short position, representing 0.54% of the Bank's total issued share capital.
3. Incorporated in the PRC
4. Listed on the Hong Kong Stock Exchange
5. The Banked acquired the 67% and 16.5% stakes in BOCIM held by BOC International (China) Limited and BOC International Holdings Limited respectively on 8 January 2008.

List of Domestic and Overseas Operations

NAME OF ORGANIZATION	ADDRESS	Subbranches and outlets	Number of employees	ASSETS SCALE (RMB MILLION)
HEAD OFFICE	1 FUXINGMEN NEI DAJIE, BEIJING 100818, CHINA	1	4,118	2,208,962
BEIJING BRANCH	2 CHAOYANGMEN NEI DAJIE, DONGCHENG DISTRICT, BEIJING 100020, CHINA	234	7,177	343,819
TIANJIN BRANCH	80 JIEFANG NORTH ROAD, HEPING ISTRICT, TIANJIN 300040, CHINA	195	4,050	90,003
HEBEI BRANCH	80 XINHUA ROAD, SHIJIAZHUANG 050000, HEBEI PROV., CHINA	527	10,152	152,710
SHANXI BRANCH	288 YINGZE DAJIE, TAIYUAN 030001, SHANXI PROV., CHINA	318	8,348	102,476
INNER MONGOLIA BRANCH	12 XINHUA DAJIE, XIN CHENG DISTRICT, HUHHOT 010010, INNER MONGOLIA AUTONOMOUS REGION, CHINA	241	4,108	58,638
LIAONING BRANCH	9 ZHONG SHAN DISTRICT, DALIAN 116001, LIAONING PROV., CHINA	455	10,711	170,990
JILIN BRANCH	699 XI AN DA LU, CHANG CHUN 130061, JILIN PROV., CHINA	201	5,372	55,187
HEILONGJIANG BRANCH	19 HONGJUN STREET, NANGANG DISTRICT HARBIN 150001, HEILONGJIANG PROV., CHINA	239	5,969	86,128
SHANGHAI BRANCH	200 MID. YINCHENG RD., PUDONG NEW DISTRICT, SHANGHAI 200121, CHINA	201	5,780	356,382
JIANGSU BRANCH	148 ZHONG SHAN NAN LU, NANJING 210005, JIANGSU PROV., CHINA	927	17,383	388,908
ZHEJIANG BRANCH	321 FENG QI ROAD, HANGZHOU 310003, ZHEJIANG PROV., CHINA	671	13,913	288,286
ANHUI BRANCH	313 MID-CHANGJIANG ROAD, HEFEI 230061, ANHUI PROV., CHINA	362	6,184	85,159
FUJIAN BRANCH	BOC BLDG., 136 WUSI ROAD, FUZHOU 350003, FUJIAN PROV., CHINA	370	7,415	116,060
JIANGXI BRANCH	1 ZHANQIAN WEST ROAD, NANCHANG 330002, JIANGXI PROV., CHINA	306	6,022	66,569
SHANDONG BRANCH	59 XIANGGANG ZHONG LU, QINGDAO 266071, SHANDONG PROV., CHINA	601	13,247	251,516
HENAN BRANCH	40 HUA YUAN ROAD, ZHENGZHOU 450008, HENAN PROV., CHINA	515	10,691	133,844
HUBEI BRANCH	65 HUANGSHI ROAD, WUHAN 430013, HUBEI PROV.,	396	8,456	102,623

	CHINA			
HUNAN BRANCH	593 FURONG ROAD(M), CHANGSHA 410011, HUNAN PROV., CHINA	400	7,461	86,817
GUANGDONG BRANCH	197 DONGFENG XI LU, GUANGZHOU 510180, GUANGDONG PROV., CHINA	963	20,352	577,746
GUANGXI ZHUANG BRANCH	39 GUCHENG ROAD, NANNING 530022, GUANGXI ZHUANG AUTONOMOUS REGION, CHINA	244	4,363	52,209
HAINAN BRANCH	33 DATONG ROAD, HAIKOU 570102, HAINAN PROV., CHINA	89	1,948	37,045
SICHUAN BRANCH	35 MIDDLE RENMIN ROAD (2 DUAN), CHENGDU 610015, SICHUAN PROV., CHINA	460	7,753	125,200
GUIZHOU BRANCH	30 DUSI ROAD, GUIYANG, 550002 GUIZHOU PROV., CHINA	102	1,995	22,619
YUNNAN BRANCH	515 BEIJING ROAD, KUNMING 650051, YUNNAN PROV., CHINA	137	2,810	55,205
TIBET BRANCH	7 LINKUO XI LU, LHASA CITY 850000, TIBET AUTONOMOUS REGION, CHINA	20	563	10,802
SHAANXI BRANCH	38 JUHUA YUAN DONGDA STREET, XI'AN 710001, SHANXI PROV., CHINA	260	4,552	93,588
GANSU BRANCH	525 TIANSHUI SOUTH ROAD, LANZHOU 730000 , GANSU PROV., CHINA	149	2,053	32,464
QINGHAI BRANCH	218 DONGGUAN STREET, XINING 810000, QINGHAI PROV., CHINA	42	776	11,016
NINGXIA HUI BRANCH	170 JIEFANG XI STREET, YINCHUAN 750001, NINGXIA HUI AUTOMOUS REGION, CHINA	65	1,062	11,589
XINJIANG UYGUR BRANCH	BANK OF CHINA BUILDING, 2 DONGFENG ROAD, URUMQI 830002, XINJIANG UYGUR AUTOMOUS REGION, CHINA	159	3,022	43,646
CHONGQING BRANCH	218 ZHONG SHAN 1 ROAD, YU ZHONG DISTRICT, CHONGQING 400013, CHINA	179	3,022	51,889
SHENZHEN BRANCH	INTERNATIONAL FINANCE BUILDING, 2022 JIANSHE ROAD, LUOHU DISTRICT, SHENZHEN 518001, GUANGDONG PROV., CHINA	116	4,506	236,495

MAJOR HONG KONG AND MACAU NETWORK				
NAME	ADDRESS	NO. OF INSTITUTIONS	NO.OF EMPLOYEE	ASSETS
BOC HONG KONG (GROUP) LIMITED	1 GARDEN ROAD, HONG KONG	362	13259	987,515
BOC INTERNATIONAL HOLDINGS LIMITED	26/F, BOC OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG	28	682	34,792
BANK OF CHINA GROUP INVESTMENT LIMITED	23/F, BANK OF CHINA TOWER, 1 GARDEN, HONG KONG	148	3834	47,379
BANK OF CHINA GROUP INSURANCE COMPANY LIMITED	9/F, WING ON HOUSE, 71 DES VOEUX ROAD CENTRAL, HONG KONG	45	1293	5,488
MACAU BRANCH	BANK OF CHINA BUIDLING, AVENIDA DOUTOR MARIO SOARES, MACAU	25	1111	63,586
MAJOR OVERSEAS NETWORK				
ASIA-PACIFIC AREA (EXCLUDING HONG KONG AND MACAU)				
JSC AB <BANK OF CHINA KAZAKHSTAN>	201, STR. GOGOL, 050026, ALMATY, REPUBLIC OF KAZAKHSTAN	2	62	439
SINGAPORE BRANCH	4 BATTERY ROAD, BANK OF CHINA BUILDING, SINGAPORE 049908	7	291	26,583
TOKYO BRANCH	BOC BLDG. 3-4-1 AKASAKA, MINATO-KU, TOKYO,107-0053 JAPAN	4	114	32,591
SEOUL BRANCH	1/2F, YOUNG POONG BLDG., 33 SEOLIN-DONG,CHONGRO-GU SEOUL 110-752, KOREA	3	74	9,395
BANGKOK BRANCH	179/4 BANGKOK CITY TOWER, SOUTH SATHORN RD., TUNGMAHAMEX, SATHORN DISTRICT, BANKOK 10120, THAILAND	1	45	1,172
BANK OF CHINA (MALAYSIA) BERHAD	GROUND, MEZZANINE, & 1st FLOOR, PLAZA OSK, 25 JALAN AMPANG, 50450 KUALA LUMPUR, MALAYSIA	1	72	2,436
HO CHI MINH CITY BRANCH	19/F., SUN WAH TOWER, 115 NGUYEN HUE,BLVD., DISTRICK 1, HO CHI MINH CITY, VIETNAM	1	24	485
MANILA BRANCH	G/F. & 36/F. PHILAMLIFE TOWER, 8767 PASEO DE ROXAS, MAKATI CITY, MANILA PHILIPPINES	1	37	635
JAKARTA BRANCH	TAMARA CENTER SUITE 101&201 JALAN JEND.SUDIRMAN KAV.24 JAKARTA 12920, INDONESIA	1	39	1,288
SYDNEY BRANCH	39—41 YORK STREET, SYDNEY NSW 2000, AUSTRALIA	4	117	8,986
BANK OF CHINA (AUSTRALIA) LIMITED	39—41 YORK STREET, SYDNEY NSW 2000, AUSTRALIA	1	3	2,758
BAHRAIN REPRESENTATIVE OFFICE	OFFICE 152, AL JASRAH TOWER, DIPLOMATIC AREA BUILDING 95, ROAD 1702, BLOCK 317, MANAMA KINGDOM OF BAHRAIN	1	3	
EUROPE				
LONDON BRANCH	90 CANNON STREET, LONDON EC4N 6HA, U.K.	1	51	51,355
BANK OF CHINA (UK) LIMITED	90 CANNON STREET, LONDON EC4N 6HA,	5	155	13,776

	U.K.			
PARIS BRANCH	23－25 AVENUE DE LA GRANDE ARMEE, 75116, PARIS, FRANCE	2	57	11,670
FRANKURT BRANCH	BOCKENHEIMER LANDSTR. 39, D-60325 FRANKFURT AM MAIN, GERMANY	2	45	19,411
LUXEMBOURG BRANCH	37/39 BOULEVARD PRINCE HENRI L-1724, LUXEMBOURG P.O.BOX 114 L-2011, LUXEMBOURG	1	0	6,992
BANK OF CHINA (LUXEMBOURG) S.A.	37/39 BOULEVARD PRINCE HENRI L-1724, LUXEMBOURG P.O.BOX 114 L-2011, LUXEMBOURG	2	41	197
MILAN BRANCH	VIA SANTA MARGHERITA, NO.14/16 20121 MILANO, ITALY	1	26	5,292
BANK OF CHINA (HUNGARY)	BANK CENTER, 7 SZABADSAG TER, 1054 BUDAPEST, HUNGARY	1	24	486
BANK OF CHINA (ELUOSI)	6/F, MOSBUSINESS CENTER, No. 72, PROSPECT MIRA, 129110 MOSCOW, RUSSIA	1	41	943
AMERICA				
NEW YORK BRANCH	410 MADISON AVENUE NEW YORK, NY10017, USA	3	282	26,741
BANK OF CHINA (CANADA)	THE EXCHANGE TOWER, 130 KING STREET WEST,SUITE 2730, P.O.BOX 356, TORONTO, ONTARIO, CANADA M5XIE1	4	95	2,300
GRAND CAYMAN BRANCH	GRAND PAVILION COMMERCIAL CENTER, 802 WEST BAY ROAD, P.O.BOX 30995, GRAND CAYMAN KY1-1204	1	5	8,876
PANAMA BRANCH	P.O. BOX 0823-01030, CALLE MANUEL, M.ICAZA NO.14,PANANA, REPUBLIC OF PANAMA	1	15	277
SAO PAULO REPRESENTATIVE OFFICE	AVENIDA PAULISTA, 1337-21 ANDAR, CJ.212, 01311-200 SAO PAULO, S.P.BRASIL	1	3	
AFRICA				
BANK OF CHINA (ZAMBIA) LIMITED	AMANDRA HOUSE,BEN BELLA ROAD, LUSAKA, ZAMBIA,P.O.BOX 34550	1	15	838
JOHANNESBURG BRANCH	4/F.,SOUTH TOWER, NELSON MANDELA SQUARE, SANDOWN,SANDTON, SOUTH AFRICA, P.O.BOX 782616 SANDTON, 2146 RSA	1	23	987

Definitions

In this report, unless the context otherwise requires, the following terms shall have the meaning set out below:

Our Bank/the Bank /the Group/we/us	Bank of China Limited or its predecessors and, except where the context otherwise requires, all of the subsidiaries of Bank of China Limited
Articles of Association	the performing Articles of Association of our Bank
Asia Financial Holdings Pte. Ltd	a wholly-owned subsidiary of Temasek, now known as Fullerton Financial Holdings Pte. Ltd
Basis Point	Refer to 0.01 percentage point
BOC Aviation	BOC Aviation Private Limited (formerly known as Singapore Leasing Aircraft Enterprise Pte. Ltd)
BOC Insurance	Bank of China Insurance Company Limited
BOCG Insurance	Bank of China Group Insurance Company Limited
BOCG Investment	Bank of China Group Investment Limited
BOCG Life	BOC Group Life Assurance Company Limited
BOCHK	Bank of China (Hong Kong) Limited, an authorised financial institution incorporated under the laws of Hong Kong and a wholly-owned subsidiary of BOCHK Holdings
BOCHK (BVI)	BOC Hong Kong (BVI) Limited
BOCHK Group	BOC Hong Kong (Group) Limited
BOCHK Holdings	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong and the ordinary shares of which are listed on the Hong Kong Stock Exchange
BOCI	BOC International Holdings Limited
BOCI China	BOC International (China) Limited
BOCI Group	BOCI and its subsidiaries and associated companies

BOCI-Prudential	BOCI-Prudential Asset Management Limited
CBRC	China Banking Regulatory Commission
Central and Southern China	The area including, for the purpose of this report, the branches of Henan, Hubei, Hunan, Guangdong, Shenzhen, Guangxi and Hainan
China Orient	China Orient Asset Management Corporation
CSRC	China Securities Regulatory Commission
Eastern China	the area including, for the purpose of this report, the branches of Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi and Shandong
Hong Kong Listing Rules	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Hong Kong Stock Exchange	The Stock Exchange of Hong Kong Limited
Huijin	Central SAFE Investments Limited
Nanyang	Nanyang Commercial Bank Limited
NCSSF	National Council for Social Security Fund
Northeastern China	The area including, for the purpose of this report, the branches of Heilongjiang, Jilin and Liaoning
Northern China	The area including, for the purpose of this report, the branches of Beijing, Tianjin, Hebei, Shanxi, Inner Mongolia and our Head Office
PBOC	People's Bank of China, PRC
PRC Commercial Banking Law	the Commercial Banking Law of the People's Republic of China

PRC Company Law	the Company Law of the People's Republic of China
RBS China	RBS China Investments S.à.r.l.
RBS Group	The Royal Bank of Scotland Group plc
RMB or Renminbi	Renminbi, the lawful currency of the PRC
SAT	State Administration of Taxation, PRC
SFO	Securities and Futures Ordinance of the laws of HKSAR
SHIBOR	Shanghai Inter-Bank Offered Rate
SSE	the Shanghai Stock Exchange
UBS	UBS AG
Western China	The area including, for the purpose of this report, the branches of Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Ningxia, Qinghai, Tibet and Xinjiang

Notes To Financial Highlights

1. The results of operations and related financial ratios for the year 2003 were adjusted to exclude the net gain of RMB 7.40 billion on the disposal of BOCHK Holdings' shares.

2. Non-interest income = net fee and commission income + net trading (losses)/gains + net (losses)/gains on investment securities + other operating income.

3. Operating income = net interest income + non-interest income

4. Investment securities include securities available-for-sale, securities held-to-maturity, securities classified as loans and receivables and financial assets at fair value through profit or loss.

5. Dividend per share = total dividend ÷number of ordinary shares in issue at the year-end.

6. Net assets per share = capital and reserves attributable to the equity holders of the Bank at the year-end ÷ number of ordinary shares in issue at the year-end.

7. Return on average total assets = profit for the year ÷ average total assets. Average total assets = (total assets at the beginning of the year + total assets at the year-end) ÷ 2.

8. Return on average equity = Profit attributable to the equity holders of the Bank ÷ average owner's equity. Average owner's equity = (owner's equity, excluding minority interest, at the beginning of the year + owner's equity, excluding minority interest, at the year-end) ÷ 2. As the total owner's equity (excluding minority interest) was less than zero as at 1 January, 2003, the ratio for the year 2003 is computed using total equity (excluding minority interest) as at 31 December 2003.

9. Net interest spread = average yield of interest-earning assets – average cost of interest-bearing liabilities. Average yield of interest-earning assets = interest income ÷ average balance of interest-earning assets. Average cost of interest-bearing liabilities = interest expense ÷ average balance of interest-bearing liabilities. Average balances are average daily balances derived from the Bank's management accounts (unaudited).

10. Net interest margin = net interest income ÷ average balance of interest-earning assets. Average balance is average daily balance derived from the Bank's management accounts (unaudited).

11. Loan to deposit ratio = balance of loans at the year-end ÷ balance of due to customers at the year-end

12. Non-interest income to operating income = non-interest income ÷ operating income

13. Cost to income ratio = operating expenses ÷ operating income

14. Identified impaired loans to gross loans = identified impaired loans at the year-end ÷ gross loans at the year-end

15. Allowance for loan impairment losses to identified impaired loans = allowance for loan impairment losses at the year-end ÷ identified impaired loans at the year-end

16. Credit cost = impairment losses on loans ÷ average balance of loans. Average balance of loans = (balance of loans at the beginning of the year + balance of loans at the year-end) ÷ 2

17. Number of employees of the Group includes temporary and contract staff.

File No. 82-35030 A4

中國銀行
BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(the "Bank")

(Stock Code: 3988)

ANNOUNCEMENT

Changes in Board Secretary and Company Secretary

The Board hereby announces that:

1. Mr. Jason Chi Wai YEUNG will resign as the Board Secretary and the Company Secretary of the Bank, with effect from 16 April 2008 due to personal reasons;
2. Mr. ZHANG Bingxun will be appointed as the Board Secretary of the Bank, with effect from 16 April 2008 or the date of approval of his appointment by the China Banking Regulatory Commission (whichever is later); and
3. Ms. Cheung Ying YEUNG will be appointed as the Company Secretary of the Bank, with effect from 16 April 2008.

The Board of Directors of the Bank (the "Board") hereby announces that:

1. Resignation of Board Secretary and Company Secretary

Mr. Jason Chi Wai YEUNG has tendered his resignation as the Board Secretary and the Company Secretary of the Bank to take effect from 16 April 2008 due to personal reasons. Mr. Jason YEUNG has confirmed that he has no disagreement with the Board and that there are no matters with respect to his resignation that need to be brought to the attention of the Bank's shareholders. The Board is grateful to Mr. Jason YEUNG for his contribution to the Bank during his tenure of office.

2. Appointment of Board Secretary

On 25 March 2008, the Board approved the appointment of Mr. ZHANG Bingxun (張秉訓) as the Board Secretary of the Bank with effect from 16 April 2008 or the date of approval of his appointment by the China Banking Regulatory Commission (whichever is later).

Mr. ZHANG Bingxun, aged 58, currently serves as a General Manager of the Board Secretariat of the Bank. After joining the Bank in September 1997, he has successively assumed positions as Cadre with deputy general manager ranking in the Development and Planning Department of the Head Office, Managing Director of BOC International Holdings Limited, Deputy Director of Restructuring & Listing Office of the Head Office, Deputy General Manager of Board Secretariat, Deputy Director of Listing Office and General Manager of Financial Institutions Department. Mr. ZHANG graduated from Renmin University of China with a master degree in 1985, and received his doctor degree from London School of Economics in 1992.

3. Appointment of Company Secretary

On 25 March 2008, the Board approved the appointment of Ms. Cheung Ying YEUNG (楊長纓) as the Company Secretary of the Bank with effect from 16 April 2008.

Ms. YEUNG, aged 43, is currently a partner practicing Hong Kong law in the Hong Kong office of Allen & Overy. She first qualified as a lawyer in China in 1989 and subsequently was admitted to practise law in Hong Kong in 1997. Ms. YEUNG graduated with a bachelor degree in laws from Sun Yat-Sen University in 1985, a master degree in laws from Renmin University of China in 1989, and a bachelor degree in laws from the University of Hong Kong in 1995.

By Order of the Board
Jason C.W. YEUNG
Company Secretary

Beijing, PRC, 25 March 2008

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHOU Zaiqun, ZHANG Jinghua, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, LIN Yongze*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, Alberto TOGNI#, HUANG Shizhong# and HUANG Danhan#.*

* *Non-executive Directors*
# *Independent Non-executive Directors*

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表（表格 I）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	02/04/2008	15:29:44	Submitted By 呈交者	03988P02
Date/Time Approved 批准日期/時間	02/04/2008	15:29:47	Approved By 審批者	03988P03
Submission No. 呈交編號	EBIS-080401-00051		Status 狀況	Approved

Issuer 發行人	LM03988 Bank of China Limited		
Type of Agent 代理人類別			
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Jason C.W. Yeung		
Contact No. 聯絡電話	2846 2700		

For the month ended : 31/03/2008
截至月份：

Name of Issuer 公司名稱	LM03988	Bank of China Limited
Representative Code/Name 代表代號／姓名		

File No. 82-35030

Contact Person 聯絡人	Jason C.W. Yeung		
Contact Telephone No. 聯絡電話	2846 2700	Date submitted 呈交日期	02/04/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

✔ Ordinary shares 普通股

Preference shares 優先股

Equity Warrants 股本權證

Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 3988 Description : H shares
(1) 股份代號： 說明：

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	76,020,251,269	RMB 1.00	76,020,251,269
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期） (dd/mm/yyyy) （日／月／年）			

	No. of Shares 股份數目		Par Value 面値	Authorised Share Capital 法定股本
Balance at close of the month 本月底結存	76,020,251,269	RMB	1.00	76,020,251,269

(2) Stock Code :
(2) 股份代號 :

Description : A shares
說明 :

	No. of Shares 股份數目		Par Value 面値	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	177,818,910,740	RMB	1.00	177,818,910,740
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	177,818,910,740	RMB	1.00	177,818,910,740

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目		Par Value 面値	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month				

本月底結存		HKD	

3. **Other Classes of Shares**
3. 其他類別股份

Stock Code : 股份代號 ：		Description : 說明 ：	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 RMB 253,839,162,009

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	No. of ordinary shares 普通股數目 (2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month				

本月增加／（減少）			
Balance at close of the month 本月底結存	76,020,251,269	177,818,910,740	

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
		Total Exercised Money During the Month 月內已行使總金額	HKD			

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 - 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1. ( )	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2)

Stock Code
股份代號

Subscription Price HKD
認購價

普通股 (2)
Preference
優先股
Other Class
其他類別

2. HKD

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

( )
Stock Code
股份代號

Subscription Price HKD
認購價

3. HKD

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

( )
Stock Code
股份代號

Subscription Price HKD
認購價

4. HKD

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

( )
Stock Code
股份代號

Subscription Price HKD
認購價

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
Stock Code 股份代號					
Conversion Price 換股價 HKD					
2.	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
Stock Code 股份代號					
Conversion Price 換股價 HKD					
3.	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
Stock Code 股份代號					
Conversion Price 換股價 HKD					

Other Issues of Shares
其他股份發行

Type of Securities 證券類別	No. Of New Shares Arising Therefrom

由此而產生的新股數目

1. Please Select One

At Price : HKD
價格 :

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期 :
(日／月／年)

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

2. Please Select One

At Price : HKD
價格 :

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期 :
(日／月／年)

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

3. Please Select One

At Price : HKD
價格 :

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期 :
(日／月／年)

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

4. Please Select One

At Price : HKD
價格 :

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期 :
(日／月／年)

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)

				Preference 優先股 Other Class 其他類別
5.	**Bonus Issue** **紅股發行**		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
6.	**Repurchase of share** **購回股份**		Cancellation Date: (dd/mm/yyyy) 註銷日期 ： （日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
7.	**Redemption of share** **贖回股份**		Redemption Date: (dd/mm/yyyy) 贖回日期 ： （日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
8.	**Other** **其他**	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：	○ Ordinary (1) 普通股 (1)

(Please specify) （請註明）	（日／月／年）	Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name
姓名 Jason C.W. Yeung

* Title
職銜 Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

A2

File No. 82-35030

RECEIVED
2008 APR -3 A 11: 22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 3988)

2007 Annual Results Announcement

The Board of Directors (the Board) of Bank of China Limited (the Bank) is pleased to announce the audited annual results of the Bank and its subsidiaries (the Group) for the year ended 31 December 2007.

1. CORPORATE INFORMATION

1.1	Place of Listing:	A share: Shanghai Stock Exchange H share: The Stock Exchange of Hong Kong Limited
1.2	Name and Code of the Stock:	A share: Bank of China Limited, 601988 H share: Bank of China Limited, 3988
1.3	Registered Address: Office Address: Post Code: Website: E-mail:	No.1 Fuxingmen Nei DaJie, Beijing, China No.1 Fuxingmen Nei DaJie, Beijing, China 100818 www.boc.cn bocir@bank-of-china.com
1.4	Secretary to the Board of Directors: Office Address: Post Code: Telephone: Fax: E-mail:	YEUNG Jason Chi Wai No.1 Fuxingmen Nei DaJie, Beijing, China 100818 8610-66596688 8610-66594521 bocir@bank-of-china.com
1.5	Listing Affairs Representative: Office Address: Post Code: Telephone: Fax: E-mail:	LUO Nan No.1 Fuxingmen Nei DaJie, Beijing, China 100818 8610-66592638 8610-66594568 bocir@bank-of-china.com

2. SUMMARY OF FINANCIAL PERFORMANCE AND RESULTS

Note: The following is prepared in accordance with International Financial Reporting Standards.

Unit: RMB million (unless otherwise stated)

	2007	2006	2005	2004	2003[1]
Results of operations					
Net interest income	**152,745**	121,371	101,008	88,435	76,597
Non-interest income	**29,967**	27,007	24,098	27,378	17,599
Operating income	**182,712**	148,378	125,106	115,813	94,196
Operating expenses	**(85,026)**	(68,731)	(59,984)	(54,879)	(46,080)
Impairment losses on loans	**(8,252)**	(12,342)	(11,486)	(23,812)	(18,100)
Operating profit	**89,434**	67,305	53,636	37,122	30,016
Profit before income tax	**90,697**	67,937	53,811	37,263	29,947
Profit for the year	**62,036**	48,264	31,558	27,065	26,785
Profit attributable to the equity holders of the Bank	**56,248**	42,830	25,921	22,301	23,615
Total dividend	**25,384**	10,154	14,112	14,200	–
Balance sheet items					
Total assets	**5,991,217**	5,327,653	4,740,048	4,265,221	3,973,280
Loans, net	**2,754,493**	2,337,726	2,152,112	2,072,919	1,921,861
Investment securities	**1,712,927**	1,892,482	1,683,313	1,321,646	1,104,105
Total liabilities	**5,540,560**	4,914,697	4,484,529	4,037,314	3,751,434
Due to customers	**4,400,111**	4,091,118	3,699,464	3,338,448	3,033,364
Capital and reserves attributable to the equity holders of the Bank	**420,430**	382,917	226,419	200,755	196,820
Share capital	**253,839**	253,839	209,427	186,390	186,390
Per share					
Earnings per share for profit attributable to the equity holders of the Bank (basic and diluted, RMB)	**0.22**	0.18	0.14	0.12	0.13
Dividend per share (before tax, RMB)	**0.10**	0.04	0.07	0.08	N/A
Net assets per share (RMB)	**1.66**	1.51	1.08	1.08	1.06

Unit: RMB million (unless otherwise stated)

	2007	2006	2005	2004	2003[1]
Key financial ratios					
Return on average total assets (%)	**1.10**	0.96	0.70	0.66	0.74
Return on average equity (%)	**14.00**	14.06	12.14	11.22	12.00
Net interest spread (%)	**2.59**	2.28	2.21	2.14	2.08
Net interest margin (%)	**2.76**	2.45	2.33	2.24	2.16
Loan to deposit ratio (%)	**64.78**	59.45	60.42	64.33	71.24
Non-interest income to operating income (%)	**16.40**	18.20	19.26	23.64	18.68
Cost to income (%)	**46.54**	46.32	47.95	47.39	48.92
Cost to income (excluding business and other taxes, %)	**41.76**	41.97	43.41	43.08	44.70
Capital adequacy ratios					
Core capital adequacy ratio (%)	**10.67**	11.44	8.08	8.48	N/A
Capital adequacy ratio (%)	**13.34**	13.59	10.42	10.04	N/A
Asset quality					
Identified impaired loans	**90,317**	103,232	109,530	118,383	358,218
Identified impaired loans to gross loans (%)	**3.17**	4.24	4.90	5.51	16.58
Allowance for loan impairment losses	**96,068**	94,293	83,153	74,769	239,039
Allowance for loan impairment losses to identified impaired loans (%)	**106.37**	91.34	75.92	63.16	66.73
Credit cost (%)	**0.31**	0.53	0.52	1.11	N/A
Human resources					
Number of employees of the Group	**237,379**	232,632	229,742	238,672	241,401
Number of employees in the Chinese mainland	**215,334**	212,428	211,305	220,999	224,404
Number of branches and outlets of the Group	**10,834**	11,241	11,646	11,909	12,153
Number of branches and outlets in the Chinese mainland	**10,145**	10,598	11,018	11,306	11,608
Exchange rate					
USD/RMB year-end middle rate	**7.3046**	7.8087	8.0702	8.2765	8.2767
EUR/RMB year-end middle rate	**10.6669**	10.2665	9.5797	11.2627	10.3383
HKD/RMB year-end middle rate	**0.9364**	1.0047	1.0403	1.0637	1.0657

3. CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS

3.1 Changes in Share Capital during the Reporting Period

Unit: Share

	1 January 2007		Increase/decrease during the reporting period					31 December 2007	
	Number of shares	%	Issue of new shares	Bonus shares	Shares transferred from the surplus reserve	Others	Sub-total	Number of shares	%
I. Shares subject to selling restriction	224,417,610,678	88.41%	-	-	-	(8,130,508,469)	(8,130,508,469)	216,287,102,209	85.21%
1. State-owned shares	179,702,746,069	70.79%						179,702,746,069	70.79%
2. Shares held by state-owned legal persons									
3. Shares held by other domestic investors Incl.:	2,162,335,469	0.85%				(876,623,469)	(876,623,469)	1,285,712,000	0.51%
Shares held by domestic legal persons									
Shares held by domestic natural persons									
4. Shares held by foreign investors Incl.:	42,552,529,140	16.77%				(7,253,885,000)	(7,253,885,000)	35,298,644,140	13.91%
Shares held by foreign legal persons									
Shares held by foreign natural persons									
II. Shares not subject to selling restriction	29,421,551,331	11.59%	-	-	-	8,130,508,469	8,130,508,469	37,552,059,800	14.79%
1. RMB-denominated ordinary shares	4,331,170,531	1.71%				876,623,469	876,623,469	5,207,794,000	2.05%
2. Domestically listed foreign shares									
3. Overseas listed foreign shares	25,090,380,800	9.88%				7,253,885,000	7,253,885,000	32,344,265,800	12.74%
4. Others									
III. Total	253,839,162,009	100.00%	-	-	-	-	-	253,839,162,009	100.00%

Notes:

1. As at 31 December 2007, the Bank had issued a total of 253,839,162,009 shares, including 177,818,910,740 A Shares and 76,020,251,269 H Shares.

2. The State-owned shares include the A shares held by Central SAFE Investments Limited and H shares held by the National Council for Social Security Fund, PRC. The Shares held by foreign investors include the shares held by The Royal Bank of Scotland Group plc, Temasek Holdings (Private) Limited, UBS AG and Asian Development Bank and other investors who have participated in the global offering of the H shares of the Bank.

3. For the purpose of this table, the changes during the period are mainly due to expiry of the lock-up period for A Shares and H Shares which were subject to selling restrictions.

4. 1,285,712,000 A Shares with a lock-up period of 18 months which were placed to strategic investors during the A Share IPO were unfrozen on 5 January 2008 and became tradable on the Shanghai Stock Exchange on 7 January 2008 (5th and 6th January 2008 were non-trading days). Thereafter, 171,325,404,740 A Shares of the Bank are subject to selling restrictions and 6,493,506,000 A Shares are not subject to selling restrictions.

5. Shares subject to selling restriction refer to shares held by shareholders who are subject to restrictions on selling in accordance with laws, regulations and rules or commitment.

3.2 Shareholder Information for the Reporting Period

3.2.1 *Number of Shareholders and Shareholdings Issuance and Listing of Shares*

The Bank successfully listed H Shares on the Hong Kong Stock Exchange on 1 June 2006, including 25,568,590,000 shares issued in the IPO and 3,835,288,000 shares issued pursuant to the exercise of the over-allotment option on 9 June 2006. The number of H Shares issued, at an offer price of HKD2.95 per share, accounted for 11.89% of the Bank's total equity after the offering. The Bank raised approximately HKD86.7 billion in the offering. Thereafter, the Bank successfully offered A Shares from 19 to 23 June 2006, at an issue price of RMB3.08 per share and was listed on the Shanghai Stock Exchange on 5 July 2006. 6,493,506,000 A Shares were issued in the IPO, accounting for approximately 2.56% of the enlarged equity. Approximately RMB20 billion was raised in the offering.

The IPOs of H Shares and A Shares accounted for 14.14% of the total enlarged share capital of the Bank. After the IPOs, the issued share capital of the Bank increased to RMB253,839,162,009 or 253,839,162,009 shares.

3.2.2 *Shareholder Information at the End of the Report Period*

As of 31 December 2007, the Bank had 1,569,568 shareholders (including 1,290,501 A-share holders and 279,067 H-share holders).

3.2.3 *Top ten shareholders (A+H)*

No.	Names of Shareholders	Shares held at year beginning	Changes in 2007	Shares held at year end	No. of shares subject to selling restriction	No. of shares not subject to selling restriction	Proportion in total share capital	Type of shareholder
1	Central SAFE Investments Limited	171,325,404,740	-	171,325,404,740	171,325,404,740	-	67.49%	State
2	HKSCC Nominees Limited	30,262,318,674	581,122,300	30,843,440,974	-	30,843,440,974	12.15%	Foreign legal person
3	RBS China Investments S.à.r.l. (The Royal Bank of Scotland Group plc holds H-Shares of the Bank through its subsidiary, RBS China Investments S.à.r.l.)	20,942,736,236	-	20,942,736,236	20,942,736,236	-	8.25%	Foreign legal person
4	Fullerton Financial Holdings Pte Ltd (Temasek Holdings (Private) Limited holds H-Shares of the Bank through its subsidiary, Fullerton Financial Holdings Pte Ltd)	10,471,368,118	-	10,471,368,118	10,471,368,118	-	4.13%	Foreign legal person
5	National Council for Social Security Fund, PRC	8,377,341,329	-	8,377,341,329	8,377,341,329	-	3.30%	State
6	UBS AG	3,377,860,684	-	3,377,860,684	3,377,860,684	-	1.33%	Foreign legal person
7	Asian Development Bank	506,679,102	-	506,679,102	506,679,102	-	0.20%	Foreign legal person
8	The Bank of Tokyo-Mitsubishi UFJ Ltd	473,052,000	-	473,052,000	-	473,052,000	0.19%	Foreign legal person
9	Wingreat International Limited	420,490,000	-	420,490,000	-	420,490,000	0.17%	Foreign legal person
10	China Life Insurance Company Limited – traditional-ordinary insurance products-005L-CT001Shanghai	150,434,100	(16,140,000)	134,294,100	123,376,000	10,918,100	0.05%	State-owned legal person

The number of shares held by H-share holders was recorded in the Register of Members as kept by the H Share Registrar of the Bank.

The Bank is not aware of whether the shares held by the afore-said shareholders have been pledged or frozen, nor is the Bank aware of the existence of connected relations among the afore-mentioned shareholders.

Among the afore-mentioned shareholders, H shares of the Bank held by RBS China Investments S.à.r.l., Fullerton Financial Holdings Pte Ltd, National Council for Social Security Fund, PRC, UBS AG and Asian Development Bank are subject to a three-year lock-up period since their respective investment.

Top Ten Shareholders of Shares (A+H) not subject to Selling Restriction as at 31 December 2007

No.	Name of shareholder	No. of shares not subject to selling restriction	Types of shares
1	HKSCC Nominees Limited	30,843,440,974	H
2	The Bank of Tokyo-Mitsubishi UFJ Ltd	473,052,000	H
3	Wingreat International Limited	420,490,000	H
4	Dacheng Innovative Growth Stock Investment Fund	79,770,246	A
5	Jingshun Great Wall Domestic Demand Growth No. 2 Stock Securities Investment Fund	56,099,745	A
6	Jingshun Great Wall Domestic Demand Growth Open-ended Fund	54,499,713	A
7	E Funds 50 Index Securities Investment Fund	50,099,848	A
8	Everbright Prumerica Quantitative Core Securities Investment	47,500,000	A
9	SSE 50 Trading Open-end Index Securities Investment Fund	34,057,439	A
10	Everbright Prumerica Advantages Stock Securities Investment Fund	32,780,847	A

Some of the above shareholders are managed by the same legal entity. Save for that, the Bank is not aware of any connected relations and concerted action among the above-mentioned shareholders.

3.3 Issue of Subordinated Bonds and Use of Proceeds

All proceeds from its IPO have been used by the Bank to strengthen its capital base.

The Bank issued RMB60 billion RMB-denominated subordinated bonds in 2004 and 2005. The issue of the bonds aimed to mitigate liquidity risk and optimise the maturity structure of assets and liabilities. The Bank utilised the long-term funds raised by the issuance to grant long and medium-term loans, especially those relating to high-quality infrastructure construction projects.

The Bank issued RMB3 billion Renminbi-denominated bonds in Hong Kong in September 2007, the first-ever by a Chinese mainland commercial bank. The Bank used the proceeds in strict accordance with the prospectus to support the development of the Bank's business.

The Bank's success in issuing RMB-denominated bonds in Hong Kong enables the Bank to obtain stable funding and to diversify its financing channels, while optimising the structure of the Bank's assets and liabilities. Moreover, the bond issue fully utilised the Bank's competitive edge in product diversification and its business platform and foster closer relationships with Hong Kong investors.

3.4 The Controlling Shareholder of the Bank

China SAFE Investments Limited (Huijin)

Huijin is a wholly state-owned company with limited liability. Established on 16 December 2003, the company has a registered capital of RMB372.465 billion and paid-in capital of RMB552.1166 billion. Its legal representative is Hu Xiaolian. On behalf of the State, Huijin exercises the rights and fulfills the obligations as an investor of the Bank in accordance with the policies and arrangements relating to equity investment and reform of state-owned financial institutions approved by the State Council. Huijin does not engage in other business activities.

Please refer to the *Announcement on the Matters related to the Incorporation of China Investment Corporation* published on 9 October 2007 by the Bank for details of the China Investment Corporation.

4. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

4.1 Basic Information

Name	Age	Gender	Position	Term of office
XIAO Gang	49	Male	Chairman	From August 2004 to the date of the Annual General Meeting in 2010
LI Lihui	55	Male	Vice Chairman and President	From August 2004 to the date of the Annual General Meeting in 2010
LI Zaohang	52	Male	Executive Director and Executive Vice President	From August 2004 to the date of the Annual General Meeting in 2010
ZHOU Zaiqun	55	Male	Executive Director and Executive Vice President	From February 2008 to the date of the Annual General Meeting in 2010
ZHANG Jinghua	51	Male	Non-Executive Director	From August 2004 to the date of the Annual General Meeting in 2010
HONG Zhihua	55	Female	Non-Executive Director	From August 2004 to the date of the Annual General Meeting in 2010
HUANG Haibo	55	Female	Non-Executive Director	From August 2004 to the date of the Annual General Meeting in 2010
CAI Haoyi	53	Male	Non-Executive Director	From August 2007 to the date of the Annual General Meeting in 2010
WANG Gang	54	Male	Non-Executive Director	From August 2007 to the date of the Annual General Meeting in 2010
LIN Yongze	56	Male	Non-Executive Director	From January 2008 to the date of the Annual General Meeting in 2010
Frederick Anderson GOODWIN	49	Male	Non-Executive Director	From January 2006 to January 2009

Name	Age	Gender	Position	Term of office
SEAH Lim Huat Peter	61	Male	Non-Executive Director	From June 2006 to June 2009
Anthony Francis NEOH	61	Male	Independent Non-Executive Director	From August 2004 to the date of the Annual General Meeting in 2010
Alberto TOGNI	69	Male	Independent Non-Executive Director	From June 2006 to June 2009
HUANG Shizhong	45	Male	Independent Non-Executive Director	From August 2007 to the date of the Annual General Meeting in 2010
HUANG Danhan	58	Female	Independent Non-Executive Director	From November 2007 to the date of the Annual General Meeting in 2010
LIU Ziqiang	59	Male	Chairman of Board of Supervisors	From August 2004 to the date of the Annual General Meeting in 2010
WANG Xueqiang	50	Male	Supervisor	From August 2004 to the date of the Annual General Meeting in 2010
LIU Wanming	49	Male	Supervisor	From August 2004 to the date of the Annual General Meeting in 2010
LI Chunyu	48	Male	Employee Supervisor	From December 2004 to December 2007
LIU Dun	44	Male	Employee Supervisor	From December 2004 to December 2007
ZHANG Yanling	56	Female	Executive Vice President	From August 2004
ZHANG Lin	51	Female	Secretary of Party Discipline Committee	From August 2004
ZHU Min	55	Male	Executive Vice President	From August 2006
WANG Yongli	43	Male	Executive Vice President	From August 2006
CHIM Wai Kin	47	Male	Chief Credit Officer	From March 2007 to March 2011
NG Peng Khian	52	Male	Chief Audit Officer	From April 2007 to April 2011
YEUNG Jason Chi Wai	53	Male	Secretary to the Board of Directors	From November 2005 to November 2008

Notes:

1. Directors are elected by the Annual General Meeting with a tenure of three years. The term of office starts as of the approval date by CBRC.

2. Xiao Gang, Li Lihui, Li Zaohang, Zhang Jinghua, Hong Zhihua, Huang Haibo and Anthony Francis NEOH were re-elected at the 2006 Annual General Meeting.

3. During the reporting period, no directors, supervisors or senior management held any shares of the Bank.

4.2 Compensations for Directors, Supervisors and Senior Management

Compensation for Directors, Supervisors and Senior Management in 2007

RMB: thousand

Name	Fees	Basic salaries and allowances	Including: Basic salaries	Discretionary bonuses	Contribution by employer to compulsory insurances, housing allowance, annuities, and additional medical insurance	Total (before tax)	Whether also compensated by a controlling shareholder company or other associated companies
XIAO Gang	–	520	495	960	195	1,675	Yes
LI Lihui	66	516	491	949	185	1,716	Yes
HUA Qingshan	26	245	232	461	90	822	Yes
LI Zaohang	56	489	464	944	168	1,657	Yes
ZHANG Jinghua	–	–	–	–	–	–	Yes
YU Erniu	–	–	–	–	–	–	Yes
ZHU Yan	–	–	–	–	–	–	Yes
ZHANG Xinze	–	–	–	–	–	–	Yes
HONG Zhihua	–	–	–	–	–	–	Yes
HUANG Haibo	–	–	–	–	–	–	Yes
CAI Haoyi	–	–	–	–	–	–	Yes
WANG Gang	–	–	–	–	–	–	Yes
Frederick Anderson GOODWIN	–	–	–	–	–	–	No
SEAH Lim Huat Peter	–	–	–	–	–	–	No
Anthony Francis NEOH	550	–	–	–	–	550	No
William Peter COOKE	643	–	–	–	–	643	Yes
Patrick de SAINT-AIGNAN	493	–	–	–	–	493	No
Alberto TOGNI	362	–	–	–	–	362	No
HUANG Shizhong	132	–	–	–	–	132	No
HUANG Danhan	43	–	–	–	–	43	No
LIU Ziqiang	–	489	464	944	157	1,590	No
WANG Xueqiang	–	345	316	494	132	971	No
LIU Wanming	–	343	314	515	131	989	No
LI Chunyu	–	265	236	132	83	480	No
LIU Dun	–	230	223	289	75	594	No
ZHOU Zaiqun	56	466	441	898	169	1,589	Yes
ZHANG Yanling	61	466	441	899	175	1,601	Yes
ZHANG Lin	–	466	441	836	165	1,467	No
ZHU Min	–	466	441	889	163	1,518	No
WANG Yongli	–	466	441	797	171	1,434	No
CHIM Wai Kin	–	6,305	5,759	3,552	9	9,866	No
NG Peng Khian	–	1,511	1,268	1,522	9	3,042	No
YEUNG Jason Chi Wai	–	2,865	2,576	730	218	3,813	Yes

Notes:

1. The Chairman of the Board signed the agreement to waive emoluments paid to him as a director of BOCHK in 2007.

2. Independent Non-Executive Directors receive emoluments in accordance with the Resolution of the Extraordinary Shareholders' Meeting held on 30 December 2004 and the Resolution of the 2006 Annual General Meeting. Supervisors receive compensation in accordance with the Resolution of the 2005 Second Extraordinary Shareholders' Meeting. Independent Non-Executive Directors and Supervisors' compensation is proposed by the Personnel and Compensation Committee under the Board, reviewed by the Board of Directors and approved by the Shareholders' Meeting. Senior Management members receive compensation in accordance with Measures on Senior Management's Remuneration of Bank of China. Employee Supervisors receive compensation as staff in accordance with the Staff Compensation Scheme of Bank of China. Non-executive Directors employed by corporate shareholder of the Bank do not receive compensation from the Bank and are compensated by their respective employer.

3. Discretionary bonuses to be paid to the Directors and Supervisors listed above shall be decided in the Annual General Meeting scheduled on 19 June 2008.

4. Compensations for 2007 for the Directors, Supervisors and Senior Management listed in the table above have been reviewed by the Personnel and Compensation Committee and the Board of Directors of the Bank, which shall not exceed the sum disclosed in this Report.

The Bank compensates Executive Directors, Supervisors and Senior Management members who are employed by the Bank with salaries, bonuses, benefits in kind, pensions, employer's contribution to their compulsory insurances and housing allowances. Independent Non-executive Directors receive directors' fees and allowances. Non-executive Directors are not compensated with salary or director's fees by the Bank.

In 2007, the Bank paid RMB37,047 thousand in aggregate to its Directors, Supervisors and Senior Management members, in which RMB2,295 thousand were for compulsory insurances, additional insurances and housing allowances.

Unit: RMB Thousand

Total fees and compensation	37,047
Independent Non-Executive Directors' fees and other emoluments	2,223

Compensation range	*Number of persons*
RMB9,000 thousand to RMB9,999 thousand (inclusive)	1
RMB4,000 thousand to RMB8,999 thousand (inclusive)	0
RMB3,000 thousand to RMB3,999 thousand (inclusive)	2
RMB2,000 thousand to RMB2,999 thousand (inclusive)	0
RMB1,000 thousand to RMB1,999 thousand (inclusive)	9
RMB100 thousand to RMB999 thousand (inclusive)	10
Below RMB99 thousand	1

Unit: RMB million, except percentages

Items	2007 Average balance	2007 Average interest rate	2006 Average balance	2006 Average interest rate	Change Average balance	Change Average interest rate
Domestic RMB activities						
Interest-earning assets						
Loans	**1,872,598**	**6.06%**	1,604,617	5.43%	267,981	63 BPs
Investment debt securities	**967,693**	**2.81%**	906,823	2.35%	60,870	46 BPs
Balances with central banks	**403,662**	**1.75%**	274,414	1.70%	129,248	5 BPs
Due from banks and other financial institutions	**111,475**	**3.23%**	76,280	2.20%	35,195	103 BPs
Total	**3,355,428**	**4.51%**	2,862,134	4.01%	493,294	50 BPs
Interest-bearing liabilities						
Due to customers	**3,079,357**	**1.68%**	2,792,952	1.57%	286,405	11 BPs
Due to banks and other financial institutions	**319,964**	**1.89%**	176,661	2.14%	143,303	(25) BPs
Other borrowed funds	**60,781**	**4.69%**	60,001	4.62%	780	7 BPs
Total	**3,460,102**	**1.75%**	3,029,614	1.67%	430,488	8 BPs
Net interest spread		**2.76%**		2.34%		42 BPs
Net interest margin		**2.70%**		2.24%		46 BPs

Unit: USD million, except percentages

Items	2007 Average balance	2007 Average interest rate	2006 Average balance	2006 Average interest rate	Change Average balance	Change Average interest rate
Domestic foreign currency activities						
Interest-earning assets						
Loans	**41,776**	**5.57%**	40,692	5.20%	1,084	37 BPs
Investment debt securities	**72,607**	**4.97%**	77,096	4.74%	(4,489)	23 BPs
Balances with central banks	**2,658**	**0.08%**	2,011	0.10%	647	(2) BPs
Due from banks and other financial institutions	**35,351**	**4.54%**	25,680	3.08%	9,671	146 BPs
Total	**152,392**	**4.95%**	145,479	4.51%	6,913	44 BPs
Interest-bearing liabilities						
Due to customers	**56,908**	**2.30%**	59,288	1.98%	(2,380)	32 BPs
Due to banks and other financial institutions	**27,103**	**2.86%**	19,465	2.50%	7,638	36 BPs
Other borrowed funds	**5,773**	**3.67%**	6,391	3.65%	(618)	2 BPs
Total	**89,784**	**2.56%**	85,144	2.22%	4,640	34 BPs
Net interest spread		**2.39%**		2.29%		10 BPs
Net interest margin		**3.44%**		3.21%		23 BPs

Notes:

1. Investment debt securities include debt securities available for sale, debt securities held to maturity, debt securities classified as loans and receivables, trading debt securities and debt securities designated at fair value.

2. Due from banks and other financial institutions includes placements with banks and other financial institutions.

3. Due to customers includes structured deposits.

4. Due to banks and other financial institutions includes amounts due to central banks, certificates of deposit and placements from banks and other financial institutions.

5. Other borrowed funds include bonds issued and other borrowings.

6. 100 basis points represent 1 percentage point.

The impact of volume and interest rate changes on consolidated net interest income of the Group, domestic RMB activities and domestic foreign currency activities are summarised in the following table:

Unit: RMB million

				Analysis of net interest income variances	
Items	**2007**	2006	Change	**Volume**	**Interest rate**
Group					
Interest income					
Loans	**158,390**	128,934	29,456	17,090	12,366
Investment debt securities	**73,500**	67,195	6,305	55	6,250
Balances with central banks	**7,645**	5,313	2,332	1,878	454
Due from banks and other financial institutions	**22,336**	13,892	8,444	4,992	3,452
Total	**261,871**	215,334	46,537	24,015	22,522
Interest expense					
Due to customers	**89,170**	79,939	9,231	5,970	3,261
Due to banks and other financial institutions	**14,584**	9,393	5,191	5,101	90
Other borrowed funds	**5,372**	4,631	741	572	169
Total	**109,126**	93,963	15,163	11,643	3,520
Net interest income	**152,745**	121,371	31,374	12,372	19,002
Domestic RMB activities					
Interest income					
Loans	**113,492**	87,128	26,364	16,451	9,913
Investment debt securities	**27,205**	21,274	5,931	1,430	4,501
Balances with central banks	**7,060**	4,669	2,391	2,197	194
Due from banks and other financial institutions	**3,604**	1,677	1,927	774	1,153
Total	**151,361**	114,748	36,613	20,852	15,761

Unit: RMB million

Items	2007	2006	Change	Analysis of net interest income variances: Volume	Analysis of net interest income variances: Interest rate
Interest expense					
Due to customers	**51,745**	43,967	7,778	3,117	4,661
Due to banks and other financial institutions	**6,039**	3,773	2,266	3,067	(801)
Other borrowed funds	**2,849**	2,774	75	36	39
Total	**60,633**	50,514	10,119	6,220	3,899
Net interest income	**90,728**	64,234	26,494	14,632	11,862

Domestic foreign currency activities

Unit: USD million

Items	2007	2006	Change	Volume	Interest rate
Interest income					
Loans	**2,326**	2,116	210	56	154
Investment debt securities	**3,610**	3,658	(48)	(213)	165
Balances with central banks	**2**	2	0	1	(1)
Due from banks and other financial institutions	**1,606**	792	814	298	516
Total	**7,544**	6,568	976	142	834
Interest expense					
Due to customers	**1,311**	1,173	138	(37)	175
Due to banks and other financial institutions	**775**	486	289	191	98
Other borrowed funds	**212**	233	(21)	(23)	2
Total	**2,298**	1,892	406	131	275
Net interest income	**5,246**	4,676	570	11	559

Note:

Impact of changes in volume on interest income and expenses is calculated based on the changes in average balances of interest-earning assets and interest-bearing liabilities during the reporting period. Impact of changes in interest rate on interest income and expenses is computed based on the changes in the average interest rates of interest-earning assets and interest-bearing liabilities during the reporting period. Impacts relating to the combined changes in both volume and rate have been classified as changes in interest rate.

The average balances and average interest rates of domestic loans and due to customers classified by business type are summarised in the following table:

Unit: RMB million, except percentages

Items	2007 Average balance	2007 Average interest rate	2006 Average balance	2006 Average interest rate	Change Average balance	Change Average interest rate
Domestic RMB activities						
Loans						
Corporate loans	**1,221,641**	**6.24%**	1,033,083	5.77%	188,558	47 BPs
Personal loans	**517,800**	**6.19%**	402,951	5.69%	114,849	50 BPs
Trade bills	**133,157**	**3.88%**	168,583	2.72%	(35,426)	116 BPs
Total	**1,872,598**	**6.06%**	1,604,617	5.43%	267,981	63 BPs
Due to customers						
Corporate demand deposits	**888,047**	**0.99%**	704,060	0.93%	183,987	6 BPs
Corporate time deposits	**400,606**	**2.49%**	393,862	2.09%	6,744	40 BPs
Personal demand deposits	**511,661**	**0.76%**	445,755	0.73%	65,906	3 BPs
Personal time deposits	**1,116,130**	**2.34%**	1,112,376	2.16%	3,754	18 BPs
Others	**162,913**	**1.83%**	136,899	1.43%	26,014	40 BPs
Total	**3,079,357**	**1.68%**	2,792,952	1.57%	286,405	11 BPs

Domestic foreign currency activities	*Unit: USD million, except percentages*					
Loans	**41,776**	**5.57%**	40,692	5.20%	1,084	37 BPs
Due to customers						
Corporate demand deposits	**12,767**	**1.10%**	11,530	1.07%	1,237	3 BPs
Corporate time deposits	**4,180**	**4.04%**	4,473	3.96%	(293)	8 BPs
Personal demand deposits	**8,207**	**0.65%**	8,402	0.67%	(195)	(2) BPs
Personal time deposits	**19,101**	**2.19%**	23,398	2.01%	(4,297)	18 BPs
Others	**12,653**	**4.18%**	11,485	3.02%	1,168	116 BPs
Total	**56,908**	**2.30%**	59,288	1.98%	(2,380)	32 BPs

For 2007, the Group's net interest spread (NIS) and net interest margin (NIM) rose by 31 basis points to 2.59% and 2.76%, respectively, compared with the prior year.

The improvement in NIS and NIM was mainly attributable to the following:

(a) The PBOC's six adjustments in the benchmark rates of the RMB-denominated loans and deposits in 2007 following the two upward adjustments in 2006, increased the benchmark rates of loans and deposits. The market rates of RMB also increased steadily during the year. At the end of 2007, the rates of 1-year RMB deposits and 1-year RMB loans rose by 1.62 and 1.35 percentage points to 4.14% and 7.47%, respectively, compared with the prior year-end. The yield on 1-year central bank note rose by 1.232 percentage points to 4.038% and 1-year SHIBOR rose by 1.5729 percentage points to 4.5751%, respectively, compared with the prior year-end.

    As a result, the average interest rates on major interest-earning assets and interest-bearing liabilities increased. Given the Bank's RMB demand deposits accounted for a significant portion of its total deposits and the increase in the benchmark rate of this type of deposit was relatively lower[2], the extent of increase in average interest rate on the liabilities was relatively lower than that of the assets.

(b) The Group intensified its efforts to improve asset structure and increasing the proportion of higher yielding interest-earning assets. At the end of 2007, the loan portfolio accounted for 49.76% of total interest-earning assets, an increase of 2.07 percentage points compared with the prior year-end. The Group also continued to rebalance the mix of the loan portfolio to achieve higher yields by reducing the proportion of lower yielding trade bills in the portfolio. At the end of 2007, trade bills accounted for 3.18% of the loan portfolio, a decrease of 2.87 percentage points compared with the prior year-end.

(c) Affected by the rapid development of the domestic capital markets, the sentiment of the general public towards investing has increased, and there is a noticeable trend of shifting savings from time deposits to demand deposits. As a result, the proportion of the demand deposits to total deposits increased by 2.34 percentage points to 45.12% at the end of 2007, compared with the prior year-end.

(d) Improvement in asset quality, as a result of continuous improvement in the Group's credit risk management process and focused efforts on disposal of non-performing assets, contributed significantly to the continuous decrease in the Group's identified impaired loans.

[2] The PBOC raised the benchmark interest rate on RMB demand deposit by 9 basis points on 21 July 2007, and then reduced it by 9 basis points on 21 December 2007.

Non-interest Income

Unit: RMB million

Items	2007	2006	2005	2004	2003
Net fee and commission income	**27,488**	14,323	9,247	8,557	7,353
Net trading (losses)/gains	**(662)**	(1,544)	4,283	8,882	4,303
Net (losses)/gains on investment securities	**(15,526)**	1,132	(582)	337	1,094
Other operating income	**18,667**	13,096	11,150	9,602	4,849
Total	**29,967**	27,007	24,098	27,378	17,599

Note: Net gains of RMB7.4 billion on the disposal of BOCHK Holdings' shares were excluded from non-interest income in the year 2003.

The Group reported a non-interest income of RMB29.967 billion in 2007, an increase of RMB2.960 billion or 10.96%, representing 16.40% of the operating income.

Net Fee and Commission Income

Unit: RMB million

Items	2007	2006	2005	2004	2003
Group					
Agency commissions	**14,383**	4,621	2,735	2,690	2,137
Settlement and clearing fees	**4,849**	3,848	2,941	2,626	2,237
Credit commitment fees	**3,590**	3,064	2,693	2,367	2,075
Bank card fees	**3,721**	2,937	2,340	1,840	1,340
Others	**5,011**	2,669	1,989	1,865	1,779
Fee and commission income	**31,554**	17,139	12,698	11,388	9,568
Fee and commission expense	**(4,066)**	(2,816)	(3,451)	(2,831)	(2,215)
Net fee and commission income	**27,488**	14,323	9,247	8,557	7,353
Domestic					
Agency commissions	**6,742**	1,406	823	647	425
Settlement and clearing fees	**3,542**	2,402	1,745	1,681	1,395
Credit commitment fees	**2,839**	2,164	1,784	1,407	1,191
Bank card fees	**2,636**	2,080	1,540	1,095	776
Others	**3,145**	1,541	1,112	654	532
Fee and commission income	**18,904**	9,593	7,004	5,484	4,319
Fee and commission expense	**(970)**	(964)	(1,797)	(1,432)	(1,128)
Net fee and commission income	**17,934**	8,629	5,207	4,052	3,191

In 2007, the Group earned a net fee and commission income of RMB27.488 billion, an increase of RMB13.165 billion or 91.92%, representing 15.04% of the operating income, an increase of 5.39 percentage points compared with the prior year. The Group's domestic operations earned a net fee and commission income of RMB17.934 billion, an increase of RMB9.305 billion or 107.83% compared with the prior year. The significant increase in the Group's agency income, particularly the agency commission income from fund distribution, was largely attributable to the rapid development of domestic capital markets and positive investment sentiment of the general public.

Net Trading (Losses)/Gains

Unit: RMB million

Items	**2007**	2006	2005	2004	2003
Net (losses)/gains from foreign exchange and foreign exchange products	**(948)**	(1,496)	2,226	5,294	9,488
Net (losses)/gains from interest rate products	**(1,290)**	(302)	1,753	2,294	(5,333)
Net gains/(losses) from equity products	**1,442**	324	130	(178)	3
Net gains/(losses) from precious metals and other commodity products	**134**	(68)	150	1,271	(40)
Others	–	(2)	24	201	185
Total	**(662)**	(1,544)	4,283	8,882	4,303

The Group reported a net trading loss of RMB0.662 billion in 2007, a decrease of RMB0.882 billion compared with the loss in prior year.

Net (Losses)/Gains on Investment Securities

Unit: RMB million

Items	**2007**	2006	2005	2004	2003
(Losses)/gains on de-recognition of investment securities	**(3,263)**	1,178	(606)	529	1,217
(Allowance)/write back for impairment losses	**(12,263)**	(46)	24	(192)	(123)
Total	**(15,526)**	1,132	(582)	337	1,094

During 2007, the Group disposed of a portion of the higher risk US subprime mortgage related asset-backed securities (Subprime ABS) and all the US subprime mortgage related collateralised debt obligations (Subprime CDOs). In addition, the Group recorded an impairment allowance for the debt securities held at the year-end.

Operating Expenses

Unit: RMB million

Items	**2007**	2006	2005	2004	2003
Staff costs	**36,261**	30,896	27,106	20,545	16,824
General operating and administrative expenses	**21,736**	16,378	14,801	13,536	10,830
Depreciation and amortization	**7,094**	6,026	6,314	6,664	6,614
Business and other taxes	**8,726**	6,462	5,680	4,981	3,972
Insurance benefits and claims	**9,837**	7,484	4,153	3,256	2,362
Other expenses	**1,372**	1,485	1,930	5,897	5,478
Total	**85,026**	68,731	59,984	54,879	46,080

In 2007, the Group reported operating expenses of RMB85.026 billion, an increase of RMB16.295 billion or 23.71% compared with the prior year. The increase was mainly attributable to: (a) an increase in staff costs and general operating and administrative expenses in line with the growth of the Group's business activities; (b) significant growth in taxable income resulting in a corresponding increase in business and other taxes expenses; and (c) an increase in provision for life insurance claims in line with the rapid growth of the life insurance business in 2007.

Impairment Losses on Loans

In 2007, the Group improved asset quality and achieved its 'dual decrease' objective of reducing both identified impaired loans and the ratio of identified impaired loans to gross loans. Impairment losses on loans for the period amounted to RMB8.252 billion, a decrease of RMB4.090 billion or 33.14%, and the credit cost decreased to 0.31%. The allowance for loan impairment losses totalled RMB96.068 billion at the end of 2007, an increase of RMB1.775 billion compared with the prior year-end.

Income Tax Expense

In 2007, the Group incurred an income tax expense of RMB28.661 billion, an increase of RMB8.988 billion or 45.69% compared with the prior year. The effective tax rate rose by 2.64 percentage points to 31.60%. The change in income tax expense was mainly attributable to: (a) significant growth in taxable income which resulted in a corresponding increase in income tax expense; (b) approval by the National People's Congress of the PRC Enterprise Income Tax Law on 16 March 2007, which reduced the domestic enterprise income tax from 33% to 25% with effect from the beginning of 2008. In accordance with International Financial Reporting Standards, the Group remeasured its deferred tax assets and deferred tax liabilities of the domestic operations, and thereby resulted in an increase in the income tax expense.

Balance Sheet Analysis

The principal components of the Group's balance sheet are set out in the table below:

Unit: RMB million

Items	As at 31 December **2007**	2006	2005	2004	2003
Assets					
Loans, net	**2,754,493**	2,337,726	2,152,112	2,072,919	1,921,861
Investment securities[1]	**1,712,927**	1,892,482	1,683,313	1,321,646	1,104,105
Balances with central banks	**751,344**	379,631	316,941	284,348	267,159
Due from banks and other financial institutions[2]	**423,904**	407,840	344,537	347,379	433,500
Other assets	**348,549**	309,974	243,145	238,929	246,655
Total	**5,991,217**	5,327,653	4,740,048	4,265,221	3,973,280
Liabilities					
Due to customers	**4,400,111**	4,091,118	3,699,464	3,338,448	3,033,364
Due to banks and other financial institutions[3]	**663,815**	368,059	376,898	319,613	329,239
Other borrowed funds[4]	**116,099**	123,571	112,343	95,802	81,052
Other liabilities	**360,535**	331,949	295,824	283,451	307,779
Total	**5,540,560**	4,914,697	4,484,529	4,037,314	3,751,434

Notes:

1. Investment securities include securities available for sale, securities held to maturity, securities classified as loans and receivables, and financial assets at fair value through profit or loss.

2. Due from banks and other financial institutions includes placements with banks and other financial institutions.

3. Due to banks and other financial institutions includes due to central banks, certificates of deposit and placements from banks and other financial institutions.

4. Other borrowed funds include bonds issued and other borrowings.

Loans

At the end of 2007, the Group had a total loan portfolio of RMB2,850.561 billion, an increase of RMB418.542 billion or 17.21% compared with the prior year-end. The quality of the Group's loan portfolio continued to improve during the year, with loans classified as special-mention decreasing significantly, resulting in an increase in the percentage of higher quality loans. The Group also continued to rebalance the mix of the loan portfolio to achieve higher yields by reducing the proportion of lower yielding trade bills in the portfolio.

Investment Securities

At the end of 2007, the Group held investment securities of RMB1,712.927 billion, a decrease of RMB179.555 billion or 9.49% compared with the prior year-end. Balancing the risk and reward, the Group increased its investments in PBOC bills and PRC treasury notes in 2007, and actively rebalanced the mix of its foreign currency securities investment portfolio. The classification of the Group's investment securities portfolio at the end of 2007 is shown in the following table:

Unit: RMB million, except percentages

Items	As at 31 December									
	2007		2006		2005		2004		2003	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Financial assets at fair value through profit or loss	**124,665**	**7.28%**	115,828	6.12%	111,782	6.64%	92,124	6.97%	115,144	10.43%
Securities available for sale	**682,995**	**39.87%**	815,178	43.07%	602,221	35.77%	357,587	27.06%	421,471	38.17%
Securities held to maturity	**446,647**	**26.08%**	461,140	24.37%	607,459	36.09%	457,994	34.65%	215,175	19.49%
Securities classified as loans and receivables	**458,620**	**26.77%**	500,336	26.44%	361,851	21.50%	413,941	31.32%	352,315	31.91%
Total	**1,712,927**	**100.00%**	1,892,482	100.00%	1,683,313	100.00%	1,321,646	100.00%	1,104,105	100.00%

Due to Customers

With the rapid development of the domestic capital markets in 2007, the sentiment of the general public towards saving has decreased, resulting in the slower growth of personal deposits. During the same period, the growth in deposits from financial institutions has accelerated. The trend of customers' shifting their savings to demand deposits, which resulted in the shortening of deposit tenors, was made apparent in 2007. At the end of 2007, the Group's deposits from customers amounted to RMB4,400.111 billion, an increase of RMB308.993 billion or 7.55% compared with the prior year-end. At the end of 2007, demand deposits accounted for 45.12% of total deposits, an increase of 2.34 percentage points compared with the prior year-end. The following table sets forth the principal components of the Group's and its domestic deposits from customers:

Unit: RMB million, except percentages

	As at 31 December									
	2007		2006		2005		2004		2003	
Items	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Group										
Corporate deposits										
Demand deposits	**1,174,722**	**26.70%**	979,653	23.95%	836,763	22.62%	776,648	23.26%	679,524	22.40%
Time deposits	**694,995**	**15.79%**	549,118	13.42%	511,983	13.84%	406,019	12.16%	332,606	10.96%
Sub-total	**1,869,717**	**42.49%**	1,528,771	37.37%	1,348,746	36.46%	1,182,667	35.42%	1,012,130	33.36%
Personal deposits										
Demand deposits	**810,720**	**18.43%**	770,583	18.83%	667,957	18.05%	697,028	20.88%	607,904	20.04%
Time deposits	**1,545,001**	**35.11%**	1,645,914	40.23%	1,554,369	42.02%	1,351,692	40.49%	1,324,511	43.66%
Sub-total	**2,355,721**	**53.54%**	2,416,497	59.06%	2,222,326	60.07%	2,048,720	61.37%	1,932,415	63.71%
Security and margin deposits	**174,673**	**3.97%**	145,850	3.57%	128,392	3.47%	107,061	3.21%	88,819	2.93%
Total	**4,400,111**	**100.00%**	4,091,118	100.00%	3,699,464	100.00%	3,338,448	100.00%	3,033,364	100.00%
Domestic										
Corporate deposits										
Demand deposits	**1,053,269**	**29.85%**	871,331	26.65%	734,140	25.08%	657,481	25.80%	574,030	25.09%
Time deposits	**517,173**	**14.65%**	420,017	12.85%	393,394	13.44%	283,435	11.12%	240,824	10.52%
Sub-total	**1,570,442**	**44.50%**	1,291,348	39.50%	1,127,534	38.52%	940,916	36.92%	814,854	35.61%
Personal deposits										
Demand deposits	**579,372**	**16.42%**	544,974	16.67%	470,508	16.07%	416,516	16.34%	351,875	15.38%
Time deposits	**1,214,757**	**34.42%**	1,295,672	39.62%	1,208,176	41.27%	1,091,760	42.84%	1,040,315	45.46%
Sub-total	**1,794,129**	**50.84%**	1,840,646	56.29%	1,678,684	57.34%	1,508,276	59.18%	1,392,190	60.84%
Security and margin deposits	**164,409**	**4.66%**	137,815	4.21%	121,344	4.14%	99,417	3.90%	81,310	3.55%
Total	**3,528,980**	**100.00%**	3.269,809	100.00%	2,927,562	100.00%	2,548,609	100.00%	2,288,354	100.00%

Equity

At the end of 2007, the Group's total equity was RMB450.657 billion, an increase of RMB37.701 billion or 9.13% compared with the prior year-end. This change was mainly attributable to: (a) the Group's profit for the year of RMB62.036 billion, in which the profit attributable to the equity holders of the Bank was RMB56.248 billion; (b) a dividend of RMB10.154 billion paid in respect of 2006 profit approved by the shareholders of the Bank at the Annual General Meeting held on 14 June 2007.

Off-balance Sheet Items

Off-balance sheet items mainly include derivative financial instruments, contingent liabilities and commitments.

The Group entered into various foreign exchange rate, interest rate, equity, precious metals and other commodity derivative transactions principally for its proprietary trading, asset and liability management purposes and on behalf of customers.

Contingent liabilities and commitments include legal proceedings, assets pledged, collateral accepted, capital commitments, operating leases, certificate treasury bond redemption commitments and credit commitments. Credit commitments were the largest component, totalling RMB1,335.547 billion at the end of 2007.

Segment Reporting by Geography

The Group conducts its business activities in the Chinese mainland, Hong Kong and Macau and other overseas locations. The geographical analysis of profit attributable to the business activities, and the related assets and liabilities are set forth in the following table:

Unit: RMB million

Items	Chinese mainland		Hong Kong & Macau		Other Overseas Locations		Elimination		The Group	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Net interest income	**130,533**	101,449	**19,998**	18,105	**2,214**	1,813	**-**	4	**152,745**	121,371
Non-interest income	**(160)**	7,061	**28,632**	19,564	**1,567**	931	**(72)**	(549)	**29,967**	27,007
Including: net fee and commission income	**17,934**	8,629	**8,628**	5,369	**926**	829	**-**	(504)	**27,488**	14,323
Operating expenses	**(61,134)**	(50,357)	**(22,269)**	(16,951)	**(1,695)**	(1,483)	**72**	60	**(85,026)**	(68,731)
Impairment (losses)/write back on loans	**(8,831)**	(15,546)	**692**	2,983	**(113)**	221	**-**	-	**(8,252)**	(12,342)
Profit before income tax	**60,408**	42,607	**28,316**	24,388	**1,973**	1,482	**-**	(540)	**90,697**	67,937
Income tax expense	**(24,577)**	(16,138)	**(3,675)**	(3,435)	**(409)**	(290)	**-**	190	**(28,661)**	(19,673)
Profit for the year	**35,831**	26,469	**24,641**	20,953	**1,564**	1,192	**-**	(350)	**62,036**	48,264
Balance sheet items										
Assets	**4,778,855**	4,220,395	**1,158,713**	1,084,078	**236,754**	214,766	**(183,105)**	(191,586)	**5,991,217**	5,327,653
Liabilities	**4,451,257**	3,921,219	**1,047,913**	980,389	**224,495**	204,675	**(183,105)**	(191,586)	**5,540,560**	4,914,697

At the end of 2007, the total assets[3] of the Chinese mainland segment amounted to RMB4,778.855 billion, an increase of RMB558.460 billion or 13.23% compared with the prior year-end, representing 77.40% of the Group's total assets, an increase of 0.93 percentage point. This segment achieved a profit for the year 2007 of RMB35.831 billion, an increase of RMB9.362 billion or 35.37% compared with the prior year, representing 57.76% of the Group's profit for the year.

At the end of 2007, the total assets of the Hong Kong & Macau segment amounted to RMB1,158.713 billion, an increase of RMB74.635 billion or 6.88% compared with the prior year-end, representing 18.77% of the Group's total assets. This segment achieved a profit for the year 2007 of RMB24.641 billion, an increase of RMB3.688 billion or 17.60% compared with the prior year, representing 39.72% of the Group's profit for the year.

The assets of the other overseas locations segment amounted to RMB236.754 billion, an increase of RMB21.988 billion or 10.24% compared with the prior year-end, representing 3.83% of the Group's total assets. This segment achieved a profit for the year 2007 of RMB1.564 billion, an increase of RMB0.372 billion or 31.21% compared with the prior year, representing 2.52% of the Group's profit for the year.

[3] The figures for the segment assets, segment profit for the year and their respective percentages are prior to intragroup elimination.

Critical Accounting Estimates and Judgements

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management believes that the accounting estimates and assumptions made properly reflected the economic conditions in which the Group was operating and the relevant conditions specific to individual estimates and judgements.

Reconciliation of Differences between CAS and IFRS Financial Information

	Shareholder's equity As at 31 December		**Net profit attributed to equity holders of the Bank**	
	2007	2006	**2007**	2006
CAS figures	**454,993**	417,325	**56,229**	42,624
Adjustments for accounting standard differences:				
– Reversal of asset revaluation surplus and corresponding depreciation/amortisation and others[1]	**(5,781)**	(6,521)	**742**	307
– Deferred tax impact[2]	**1,445**	2,152	**(723)**	(101)
Subtotal	**(4,336)**	(4,369)	**19**	206
IFRS figures	**450,657**	412,956	**56,248**	42,830

Reconciliation between CAS report and IFRS report

(1) Reversal of asset revaluation surplus and corresponding depreciation/amortisation

Under CAS, the Group recorded an asset revaluation adjustment of RMB10,432 million as of 31 December 2003, related principally to land use right, in connection with the Joint Stock Reform Plan. The revalued land use right will be amortised over their remaining useful lives. Under IFRS, relevant asset revaluation surplus and corresponding depreciation/amortisation recognised under CAS, should be reversed.

(2) As described above in Note 1, there are differences between the carrying value of relevant assets under CAS and under IFRS. Under IFRS, the tax base of relevant assets is the revalued amount, which resulted in the recognition of deferred tax assets accordingly.

5.2 Business review

The Bank's scope of business encompasses three main areas: commercial banking, investment banking and insurance. Commercial banking, as the core business of the Bank, contributed 89.81% of the Bank's operating profits in 2007.

The following table sets forth the operating profits in each line of business for the period indicated:

Unit: RMB million, except percentages

	2007		2006	
	Amount	**% of total**	Amount	% of total
Commercial Banking	**80,322**	**89.81**	63,392	94.19
Investment Banking	**1,384**	**1.55**	1,055	1.57
Insurance	**233**	**0.26**	581	0.86
Others	**7,495**	**8.38**	2,769	4.11
Eliminations	**–**	**–**	(492)	(0.73)
Total	**89,434**	**100.00**	67,305	100.00

Commercial Banking

Commercial banking is the traditional main business of the Bank, comprising of corporate banking, personal banking and financial market business (mainly treasury operations). The following table sets forth the operating profit of the main commercial banking business lines for the periods indicated:

Unit: RMB million, except percentages

	2007		2006	
	Amount	**% of total**	Amount	% of total
Corporate banking business	**47,620**	**59.29**	29,084	45.88
Personal banking business	**26,707**	**33.25**	20,590	32.48
Treasury operations	**5,995**	**7.46**	13,718	21.64
Total	**80,322**	**100.00**	63,392	100.00

Corporate Banking Business

Corporate banking contributes the majority of the Bank's profit. In 2007, the focus of corporate banking continued to be improvement of customer service, business coordination, product innovation and management model transformation. During the year, the corporate banking business unit was established to strengthen business line management. The Bank implements a development strategy of serving large-sized high quality corporate customers and maintaining long-term relationships with large-sized premium customers. At the same time, the Bank acknowledges the importance of small and medium-sized enterprises (SMEs) as a key component of its corporate banking business and is dedicated to partnering with SMEs and providing them with efficient, professional and comprehensive solutions.

In 2007, the corporate banking business recorded RMB47.620 billion in profits before-tax, an increase of RMB18.536 billion from the previous year. Its average pre-tax ROA reached 2.47%.

In 2008, the Bank will continue to enhance the corporate fee-based businesses, and focus on the improvement of returns by customers and coordination between the head office and its domestic and overseas operations. Its customer relations team will broaden the focus from loan and deposit taking to comprehensive marketing of all product lines and enhance synergy with the business department. At the same time, more efforts will be made to enhance the corporate banking unit for stronger concertiveness. The Bank will also further develop its capabilities in product management, human resources management, credit management and internal control in order to sharpen the competitive edge of its corporate banking business.

In implementation of the State's macro regulatory and tightened monetary policies, the Bank controls credit growth in accordance with the ceiling requirement and the Loan Granting Schedule from PBOC. The Bank will maintain a level of loan growth in 2008 equal to that in 2007, with an approximate growth rate of 13%.

Personal Banking Business

Personal banking is one of the key businesses in the Bank's development strategy. In 2007, the Bank further improved the management and operational structure of its personal banking business by establishing the Personal Banking Unit and strengthening the line management. The Bank promoted the transformation of its service network operation models, launched differentiated service programs for various customer groups, reformed its marketing model and approval process for personal credit, and enhanced product and service innovation. All of these efforts have enabled the Bank to improve its business and income structure and expand its sources of revenue.

In 2007, the Bank's personal banking business recorded RMB26.707 billion in profits before-tax, an increase of RMB6.117 billion over the previous year. The pre-tax ROA increased to 3.56%.

In 2008, the Bank will continue to enhance its business structure and banking processes. It will strengthen the professional management, advance the business network transformation, expand savings deposits, further develop the personal loans business and enhance its wealth management business. It will establish a three-tier service system of personal financial planning, wealth management and private banking and promote the bank card business. Furthermore, the Bank will accelerate the development of its overseas personal banking business through closer interaction between its domestic and overseas operations.

Financial Market Business

The financial market business mainly includes proprietary trading of local and foreign currency instruments and franchise trading, investments in local and foreign currency securities or indices, debt market business, agency wealth management and asset management, the financial agency business and custody business. The Bank conducts its treasury operations mainly through its five trading centers, located in Beijing, Shanghai, Hong Kong, London and New York.

In 2007, the major economies of the world experienced turbulence as a result of the US subprime mortgage crisis. In combination with the Chinese government's tightened monetary policies, the Bank's global market business faced an unfavorable market condition. On the other hand, the enthusiasm for fund investments in 2007, fuelled by the prospering capital market in China, encouraged the development of the Bank's mutual fund agency distribution and custody business. In despite of the complex market conditions, the Bank achieved satisfactory progress in its financial market business by undertaking in-depth market studies, product innovation and risk control.

In 2007, the treasury business registered RMB5.995 billion in profits before-tax, representing a year-on-year decrease of RMB7.723 billion.

As at 31 December 2007, the carrying value of US subprime mortgage related asset-backed securities was USD 4.990 billion (or RMB36.454 billion), representing 2.13% of the investment securities of the Group, of which 71.23% was AAA rated, 25.93% AA rated and 1.10% A rated.

The Group has been closely monitoring the developments in the US subprime mortgage market, and in the fourth quarter of 2007, the Group disposed of a portion of the higher risk US Subprime ABS and all of its US subprime mortgage related collateralised debt obligations. Losses incurred have been charged into the Bank's Profit and Loss for the year.

The Group has conducted an assessment on the remaining US Subprime ABS and recorded an impairment allowance of USD1.295 billion (or RMB9.461 billion) for the securities at 31 December 2007. In addition, the Group also recorded a fair value change of USD0.282 billion (or RMB2.058 billion) directly in the "Reserve for fair value changes of available for sale securities" under the equity, reflecting the decrease in the fair value of the US Subprime ABS positions.

The Bank closely monitored developments in the US credit market and evaluated its impact on Group's USD investment portfolio on a continuous basis. In addition to proactively managing relevant risks, the Bank has conducted prudent impairment assessment of such investments.

As at 31 December 2007, the carrying value of US Alt-A mortgage backed securities was USD2.47 billion (approximately RMB18.04 billion), representing 1.05% of the investment securities of the Group, 98.21% of which was AAA rated. The Group booked an impairment charge of USD 0.285 billion (approximately RMB2.082 billion) on US Alt-A and other US mortgage backed securities held as at 31 December 2007.

The US mortgage related markets have further deteriorated since early 2008. The Group will closely monitor market developments and disclose, as appropriate, the related impact on the fair value of its foreign currency-denominated debt securities portfolio in accordance with relevant accounting policies.

In 2008, opportunities will arise for the global market business from the structural adjustment of investments and financing strategies as well as the continued diversification of financial markets. Remaining "market-oriented and customer-centric" in its global markets business, the Bank will undertake greater market analysis and customer research, search for new business opportunities, and promote product, service, management and channel innovation, while enriching existing products. The Bank will also optimise its investment portfolio, introduce stricter risk management and enhance its competitiveness in the financial market business.

Bank of China (Hong Kong)

The Bank conducts commercial banking business in Hong Kong through its subsidiary BOCHK. With 65.77% of its shares owned by the Bank, BOC Hong Kong (Holdings) Limited ("BOCHK Holdings"), which holds the entire equity interest in BOCHK, was listed on main board of the Hong Kong Stock Exchange on 25 July 2002. Benefiting from the favourable economic environment, BOCHK Group recorded remarkable business growth in 2007. Its contribution to the Bank in terms of profit after tax was RMB9.917 billion, a year-on-year increase of 4.96%. Both operating profit before impairment allowances and profit attributable to shareholders reached record high since its IPO in 2002, with marked increases in net interest income and non-interest income. The investment agency business also demonstrated outstanding performance, and the cost-to-income ratio remained at a relatively low level by market standards.

In 2008, BOCHK will adhere to its commitment of "Serving Hong Kong and building a better tomorrow". It will also strive to achieve its strategic objective of becoming a first-rate international bank through the implementation of its mid-term strategic plan. While maintaining its competitive position in Hong Kong, BOCHK will capture the increasing business opportunities arising from the rapid development of the Chinese mainland to further develop its mainland business. BOCHK will enhance its core competencies towards the goal of becoming the best financial group in Hong Kong and contributing more for the prosperity of Hong Kong as the best choice for shareholders, customers and staff members.

(For further details of BOCHK's business results and related information, please refer to its annual report for the same period.)

Risk Management

The Risk Management framework of the Bank is mainly composed of Board of Directors and the Risk Policy Committee under the Board, Internal Control Committee, Anti-Money-Laundering Committee and Asset Disposal Committee under the senior management, Risk Management Department, Credit Administration Department, Treasury and Legal & Compliance Department. The Head Office manages the risks in branches through the vertical management model, the risk in business departments through windows management model, and monitors and controls the risks in subsidiaries by appointing certain members of the boards of directors or risk management committees of the subsidiaries.

Credit Risk

Loan concentration by borrower

The Bank focused on controlling borrower concentration risk and is in full compliance with the regulatory requirements on borrower concentration.

Main regulatory ratios	Criteria	**As at 31 December 2007**	2006	2005
Proportion of outstanding loans of largest single borrowers (%)	≤10	**3.4**	2.2	4.7
Top ten customers ratio (%)	≤50	**16.1**	15.7	25.6

Note:

Proportion of outstanding loans of largest single borrowers = Total outstanding loans to the largest single borrowers/net regulatory capital

Top ten customers ratio = Total outstanding loans to the top ten customers/net regulatory capital

Loan quality

Five-category loan classification

Group

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Pass	**2,616,768**	**91.80%**	2,135,654	87.81%	1,847,991	82.67%	1,612,936	75.10%
Special-mention	**144,991**	**5.08%**	198,145	8.15%	284,048	12.71%	424,606	19.77%
Substandard	**35,105**	**1.23%**	39,390	1.62%	45,573	2.04%	61,515	2.87%
Doubtful	**40,897**	**1.43%**	44,100	1.81%	44,550	1.99%	32,931	1.53%
Loss	**12,800**	**0.46%**	14,730	0.61%	13,103	0.59%	15,700	0.73%
Total	**2,850,561**	**100.00%**	2,432,019	100.00%	2,235,265	100.00%	2,147,688	100.00%
NPLs	**88,802**	**3.12%**	98,220	4.04%	103,226	4.62%	110,146	5.13%

Domestic loans

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Pass	**2,089,139**	**90.21%**	1,703,908	85.69%	1,430,429	79.46%	1,228,414	70.78%
Special-mention	**139,555**	**6.03%**	188,604	9.49%	271,504	15.08%	408,571	23.54%
Substandard	**34,216**	**1.48%**	38,517	1.94%	44,056	2.45%	57,882	3.33%
Doubtful	**40,308**	**1.74%**	43,119	2.17%	42,852	2.38%	29,787	1.72%
Loss	**12,487**	**0.54%**	14,186	0.71%	11,301	0.63%	10,874	0.63%
Total	**2,315,705**	**100.00%**	1,988,334	100.00%	1,800,142	100.00%	1,735,528	100.00%
NPLs	**87,011**	**3.76%**	95,822	4.82%	98,209	5.46%	98,543	5.68%

In 2007, the Bank recovered and disposed of non-performing loans by various procedures, including demand for payment, legal proceedings, arbitration and restructuring.

Market Risk

Market Risk of the Trading Book

The Group applies a VAR methodology to its trading portfolios to estimate the market risk of positions held.

VAR is used to estimate the losses arising from adverse market movements in a specific holding period and within a certain confidence level.

VAR analysis is performed separately by the Bank and its major subsidiaries that are exposed to market risk, BOCHK and BOC International Holdings Limited ("BOCI"). The Bank uses a 95% level of confidence (therefore 5% statistical probability that actual losses could be greater than the VAR estimate) and uses a Monte Carlo Simulation model to calculate the VAR estimate. Since 1 April 2007, BOCHK uses a 99% level of confidence and a historical simulation model; prior to this a standard deviation covariance model was used. BOCI uses a 99% level of confidence and a historical simulation model to calculate the VAR estimate. The holding period of the VAR models is one day.

The chart below shows the VAR of the FX trading book by types of risk for the 12 months to 2007 and 2006:

Unit: USD million

		2007			2006	
	Average	**High**	**Low**	Average	High	Low
Bank VAR						
Interest rate risk	**5.12**	**11.30**	**1.26**	2.71	16.25	0.54
Foreign exchange risk	**2.13**	**8.24**	**0.18**	2.99	14.12	0.39
Volatility risk	**0.55**	**1.48**	**0.08**	0.79	6.19	0.07
Total Bank VAR	**5.79**	**10.51**	**1.29**	5.64	19.15	0.86

Market Risk of the Banking Book

Interest Rate Risk

The Bank's primary market risk for the banking book is interest rate risk. Interest rate risk arises mainly from mismatches in the maturities or repricing periods of the assets and liabilities of the Bank's banking book. The Bank manages the interest rate risk of the banking book primarily through gap analysis. Gap analysis measures the difference between the amount of interest-earning assets and interest-bearing liabilities that mature or must be re-priced within certain periods. The data generated by gap analysis is used to perform sensitivity analysis, scenario analysis and stress testing, which allows adjustment of the maturities of the interest-earning assets and interest-bearing liabilities. At the same time, the Bank closely follows domestic and foreign currency interest rate trends and promptly adjusts interest rates of local and foreign currency deposits and loans in order to reduce interest rate risk.

Foreign Exchange Rate Risk

The Bank's management of exchange rate risk covers both non-trading books and trading books. Non-trading exchange rate risk mainly arises from foreign currency profit and loss and investment in overseas subsidiaries. Trading exchange rate risk mainly arises from foreign exchange transactions in which the Bank is engaged on its own account or on behalf of customers.

The Bank has undertaken the following measures to reduce its foreign exchange exposure:

In 2005, the Bank entered into a foreign currency option agreement with Huijin with a notional amount of USD18 billion to economically hedge the position arising from a capital injection. The option was fully exercised from January to December of 2007 in 12 equal monthly installments.

In 2007, the Bank executed certain foreign exchange transactions valued at USD17.3 billion to reduce foreign currency exposure.

By the afore-mentioned measures, the Bank's net foreign currency exposure has reduced from USD15.7 billion at the end of 2006 to USD4.1 billion at the end of 2007, effectively lowering exchange rate risk.

Liquidity Risk

In 2007, significant volatility posed major challenges to the Bank's liquidity position. From the second quarter, there was a significant slowdown in the growth of new RMB deposits due to a continued boom in the stock market and mutual fund market, while loan growth was maintained at a fast pace, resulting in a decrease in stable sources of funds, In addition, the Bank experienced substantial fund inflows and outflows due to the increase in A share IPOs, and the central bank implemented tightening monetary policies in order to control the fast growth in lending.

Under such circumstances, the Bank managed to maintain adequate liquidity levels by continuously improving liquidity management capabilities, consolidating liquidity risk and efficiency, implementing proactive liability management, strengthening monitoring of internal positions and maximizing return on capital, which met normal business needs and at the same time improved the effectiveness of operational funds.

Regulatory Ratios on Liquidity

At of 31 December 2007, the Bank's liquidity position, as shown in the table below, met all the regulatory requirements: (liquidity ratio is the primary indicator of the Group's liquidity; loan to deposit ratio, excess reserve ratio and percentage of borrowings and offerings are the indicators of liquidity of the Bank's domestic operations in the Chinese mainland)

Main regulatory ratios		Regulatory standard	**As at 31 December 2007**	As at 31 December 2006	As at 31 December 2005
Liquidity ratio (%)	RMB	≥25	**32.6**	37.7	48.9
	Foreign Currency	≥25	**75.9**	64.1	87.4
Loan/deposit ratio (%)	RMB & Foreign Currency	≤75	**64.0**	59.0	59.1
Excess reserve ratio(%)	RMB		**3.1**	2.8	3.0
	Foreign Currency		**20.7**	25.8	16.9
Inter-bank ratios	Inter-bank borrowings ratio	≤4	**1.3**	0.9	2.7
	Inter-bank loans ratio	≤8	**0.7**	0.7	0.2

Note:

Liquidity ratio = current assets/current liabilities. Liquidity ratio is calculated in accordance with the relevant provisions of PBOC and CBRC. Financial data are based on the Chinese Accounting Standards 2006. Data for the year 2005 and 2006 is not adjusted retrospectively.

Loan-to-deposit ratio = outstanding loans/outstanding deposits

RMB excess reserve ratio = (reserve in excess of the mandatory requirements +cash)/(balance of deposits + remittance payables)

Foreign currency excess reserve ratio for foreign currency = (reserve in excess of the mandatory requirements + cash + due from banks and due from overseas branches and subsidiaries)/outstanding deposits

Inter-bank borrowings ratio= Total Renminbi inter-bank borrowings from other banks and financial institutions/ Total Renminbi deposits

Inter-bank loans ratio= Total Renminbi inter-bank loans to other banks and financial institutions/Total Renminbi deposits

Capital Management

The Group's objectives when managing capital, are:

- to comply with the capital requirements set by the regulators of the banking markets where the entities within the Group operate;

- to safeguard the Group's ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders; and

- to maintain a strong capital base to support the development of its business.

Capital adequacy and regulatory capital are monitored by Group management, employing techniques based on the guidelines developed by the Basel Committee, as implemented by the CBRC, for supervisory purposes. The required information is filed with the CBRC on a quarterly basis.

The CBRC requires each bank or banking group to maintain a ratio of total regulatory capital to its risk-weighted assets at or above the agreed minimum of 8%, and a core capital ratio of above 4%.

The Group's regulatory capital as managed by its Treasury Department is divided into two tiers:

- Core capital: share capital, capital reserve, reserves created by appropriations of retained earnings, retained earnings and minority interest arising on consolidation from interests in permanent shareholders' equity; and

- Supplementary: long-term subordinated bond issued, collective impairment allowances and others.

Goodwill, investments in entities engaged in banking and financial activities which are not consolidated in the financial statements, investment properties and investments in commercial corporations are deducted from core and supplementary capital to arrive at the regulatory capital.

The on-balance sheet risk-weighted assets are measured by means of a hierarchy of four risk weights classified according to the nature of, and reflecting an estimate of, credit and other risks associated with each asset and customer, and taking into account any eligible collateral or guarantees. A similar treatment is adopted for off-balance sheet exposure with adjustments to reflect the contingent nature of the potential losses. The market risk capital adjustment is measured by means of a standardized (market risk) approach.

The tables below summarise the capital adequacy ratios and the composition of regulatory capital of the Group as at ended 31 December 2007 and 2006. The Group complied with the externally imposed capital requirements to which it is subject.

	As at 31 December	
	2007	2006
Capital adequacy ratio	**13.34%**	13.59%
Core capital adequacy ratio	**10.67%**	11.44%

The capital adequacy ratios above are calculated in accordance with the rules and regulations promulgated by the CBRC, and the generally accepted accounting principles of the PRC. The regulatory indicators are measured according to the regulatory requirements and accounting standards of the reporting period, and no retrospective adjustment was made to the comparative amounts.

Group

	As at 31 December	
	2007	2006
Components of Capital base		
Core capital:		
Share capital	**253,794**	253,623
Reserves[b]	**126,567**	126,916
Minority interest	**30,227**	29,560
Total core capital	**410,588**	410,099
Supplementary capital:		
Collective impairment allowances	**31,897**	28,315
Long-term subordinated bonds issued	**60,000**	60,000
Others[b]	**16,672**	(2,439)
Gross value of supplementary capital	**108,569**	85,876
Total capital base before deductions	**519,157**	495,975
Deductions:		
Goodwill	**(1,752)**	(1,875)
Investments in entities engaged in banking and financial activities which are not consolidated	**(1,932)**	(4,371)
Investment properties	**(9,986)**	(5,141)
Investments in commercial corporations	**(4,847)**	(13,226)
Total capital base after deductions	**500,640**	471,362
Core capital base after deductions[a]	**400,454**	396,855
Risk-weighted assets and market risk capital adjustment		
Risk-weighted assets and market risk capital adjustment	**3,754,108**	3,469,017

(a) Pursuant to the relevant regulations, 100% of goodwill and 50% of other deductions were applied in deriving the core capital base.

The increase of the regulatory capital in 2007 was mainly due to the contribution of the current-year profit.

(b) Pursuant to regulations released by CBRC in November 2007, all net unrealized fair value gains after tax consideration are removed from the core capital calculation. The fair value gains on trading activities recognized in profit and loss are included in the supplementary capital. Only a certain percentage of fair value gain recognized in equity can be included in the supplementary capital.

5.3 Organizational Information, Human Resources Management and Development

Organizational Information

As at the end of 2007, the Bank had a total of 10,834 domestic and overseas branches and outlets, including 37 tier one branches, 283 tier two branches and 9,824 outlets in the Chinese mainland and 689 branches, subsidiaries and representative offices in Hong Kong, Macau and others countries, a reduction of 407 from the beginning of the year.

Staff Profile

As at the end of 2007 the Bank had 237,379 employees (including 52,992 external contractual staff in domestic institutions), of which 22,045 were locally engaged staff in overseas branches and subsidiaries. By the end of 2007, the Bank paid retirement expenses for a total of 7,183 retirees.

6 SIGNIFICANT EVENTS

6.1 Material Litigation and Arbitration

The Bank was involved in certain litigation and arbitration cases in the course of its regular business. After consulting professional law firms, the Management holds that none of the litigation and arbitration cases will have significant adverse impact on the operations of the Bank.

6.2 Purchase and Sale, Acquisition of Asset

During the reporting period, no material acquisition, disposal of assets or mergers and acquisitions occurred at the Bank.

6.3 Implementation of Stock Incentive Plan during the Reporting Period

The Bank approved a long-term incentive policy, including the Management Stock Appreciation Rights Plan and the Employee Stock Ownership Plan, at the board meeting and the extraordinary shareholders' meeting held in November 2005. To date, the Management Stock Appreciation Rights Plan and the Employee Stock Ownership Plan have not been implemented.

6.4 Significant Related Party Transactions

Related parties are those parties that have the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or other entities. The Group is subject to the control of the State Council of the PRC Government through Huijin.

6.4.1 *Transactions with the parent company and other companies controlled by the parent companies*

6.4.1.1 *Transactions with the parent company*

Huijin became the equity holder of the Bank from 30 December 2003. As of 31 December 2007, Huijin owned a 67.49% equity interest in the Bank.

	Year ended 31 December	
Huijin deposit movements	**2007**	2006
As at 1 January	**22,060**	38,869
Deposits received during the year	**99,619**	288,128
Deposits repaid during the year	**(100,087)**	(304,937)
As at 31 December	**21,592**	22,060

6.4.1.2 *Transactions with other companies controlled by the parent company*

Huijin also has controlling equity interests in certain other bank and non-bank entities in the PRC. The Group enters into banking transactions with these companies in the normal course of its business. These include trading assets, investment securities and money market transactions.

The related interest rate range and the outstanding balances with these companies as of 31 December 2007 and 2006 are as follows:

	As at 31 December	
	2007	2006
Balances at the end of the year:		
Financial assets at fair value through profit or less and investment securities	**2,742**	1,762
Due from banks and other financial institutions	**332**	121
Placements with banks and other financial institutions	**1,669**	1,662
Due to banks and other financial institutions	**(5,159)**	(1,971)
Placements from banks and other financial institutions	**(20,638)**	(106)

	As at 31 December	
	2007	2006
Interest rate ranges at the end of the year:		
Financial assets at fair value through profit or less and investment securities	**1.00%-7.16%**	3.15%-6.54%
Due from banks and other financial institutions	**0.72%-5.33%**	0.00%-5.40%
Placements with banks and other financial institutions	**1.00%-7.04%**	2.40%-6.05%
Due to banks and other financial institutions	**0.00%-3.45%**	0.00%-3.00%
Placements from banks and other financial institutions	**0.01%-6.07%**	0.99%-4.25%

6.4.2 *Transactions with government agencies, authorities and other state controlled entities*

The Bank is subject to the control of the State Council of the PRC Government through Huijin, which also directly and indirectly controls a significant number of entities through its government authorities, agencies and affiliates. The Group enters into extensive banking transactions with government authorities, agencies and affiliates and other state controlled entities in the normal course of business and commercial terms.

Transactions conducted with government agencies, authorities and other state controlled entities include purchase and redemption of investment securities issued by government agencies, underwriting and distribution of Certificate Treasury Bonds issued by government agencies through the Group's branch network, foreign exchange and interest rate derivative transactions, lending, provision of credit and guarantees and deposit taking.

The details of transactions and balances with government agencies, authorities and other state controlled entities conducted in the ordinary course of business are set out below, other than those disclosed elsewhere in the financial statements.

	As at 31 December	
	2007	2006
Balances at the end of the year:		
Due from banks and other financial institutions	**1,995**	3,499
Placements with banks and other financial institutions	**44,270**	42,963
Financial assets at fair value through profit or less and investment securities	**355,225**	349,173
Loans and advances to customers[1]	**593,487**	576,653
Due to banks and other financial institutions	**(219,191)**	(124,466)
Placements from banks and other financial institutions	**(166,020)**	(104,486)
Due to customers[2]	**(537,307)**	(464,088)

	As at 31December	
	2007	2006
Allowance for impairment losses:		
Placements with banks and other financial institutions	**(390)**	(499)
Financial assets at fair value through profit or less and investment securities	**(148)**	(152)
Individually assessed loans and advances[1]	**(10,176)**	(11,988)

	As at 31 December	
	2007	2006
Interest rate ranges at the end of the year:		
Due from banks and other financial institutions	**0.72%-9.75%**	0.00%-11.00%
Placements with banks and other financial institutions	**0.30%-10.20%**	0.07%-7.40%
Financial assets at fair value through profit or less and investment securities	**1.00%-8.25%**	0.48%-8.25%
Loans and advances to customers[1]	**0.20%-18.00%**	0.20%-18.24%
Due to banks and other financial institutions	**0.00%-6.00%**	0.00%-4.82%
Placements from banks and other financial institutions	**0.01%-8.58%**	0.01%-7.60%
Due to customers[2]	**0.00%-7.85%**	0.00%-8.40%

(1) The disclosures above are in relation to related party transactions with the Group's 3,000 largest outstanding corporate loans to individual customers. Given that these large loans accounted for the majority of the Group's total corporate loan balances, Management is of the opinion that this disclosure demonstrates the potential effect on the Group's lending to other state controlled entities.

(2) The disclosures above are in relation to related party transactions with the Group's 4,000 largest corporate deposits. Given that these deposits accounted for a significant portion of the Group's total corporate deposit balances. Management is of the opinion that this disclosure demonstrates the potential effect on the Group's deposits from other state controlled entities.

6.4.3 *Transactions with associates and joint ventures*

The Group enters into banking transactions with associates and joint ventures in the normal course of business at commercial terms. These include loans and advances, deposit taking and other normal banking businesses. The outstanding balances with associates and joint ventures as of the respective year end dates are stated below:

	As at 31 December	
	2007	2006
Balances as at the end of the year:		
Loans and advances	**908**	814
Deposits	**(11,367)**	(3,289)
Placements with banks and other financial institutions	**520**	–
Placements from banks and other financial institutions	**(2)**	–

6.4.4 *Transactions with key management personnel*

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including Directors and Executive officers.

The Group enters into banking transactions with key management personnel in the normal course of business. During 2007 and 2006, there were no material transactions and balances with key management personnel on an individual basis.

The key management compensation for the years ended 31 December 2007 and 2006 is detailed as follows:

	2007	2006
Short-term employment benefits	**31**	29
Post-employment benefits	**1**	1
Total	**32**	30

6.5 Major Contracts and Performance

6.5.1 *Major custody, contract and lease events*

During the reporting period, and save as disclosed, the Bank did not take custody of or contract the operation or lease any material business assets from third parties or allowed its material business assets being subject to such arrangements.

6.5.2 *Significant guarantee business*

Guarantee business is one of the Bank's off-balance sheet items in the ordinary course of business. The Bank operates guarantee business in a prudent manner and has formulated specific management measures, operational processes, and review and approval procedures in line with the risks of the guarantee business for conducting relevant business.

6.5.3 *Significant cash management entrusted to third parties*

During the reporting period, save as disclosed, there was no significant cash asset entrusted to third parties for management.

6.6 Undertakings

During the reporting period, to the Bank's best knowledge, there was no breach of material undertakings by the Bank or shareholders holding 5% or more shares of the Bank.

6.7 Other Significant Events

Investment Securities

No.	Security type	Stock code	Company name	Initial investment cost *(unit: RMB)*	Stock held *(unit: share)*	Carrying value at period end *(unit: RMB)*	Proportion of the total investment securities %	Gains/(losses) during the reporting period *(unit: RMB)*
1	Stock	000527 CH	GD Midea Electric Appliances	325,513,940	13,463,286	499,601,652	5.25	(8,739,881)
2	Stock	000002 CH	China Vanke Co. Ltd	140,614,300	12,082,857	348,455,025	3.66	(8,555,774)
3	Stock	5 HK	HSBC Holdings	207,292,761	1,684,180	207,699,612	2.18	266,737
4	Stock	000568 CH	Luzhou Laojiao Co., Ltd.	64,766,332	2,556,000	187,858,144	1.97	(3,805,838)
5	Stock	600823 CH	Shanghai ShiMao Co., Ltd.	222,856,434	8,347,209	171,110,629	1.80	(8,003,691)
6	Stock	386 HK	CHINA PETROLEUM & CHEMICAL CORP	157,494,710	15,474,374	170,694,592	1.79	39,237,803
7	Stock	700 HK	Tencent	157,923,130	2,995,600	165,600,753	1.74	13,317,746
8	Stock	600663 CH	Shanghai Lujiazui FIn & Trade Zone Dev	161,598,598	6,515,114	159,743,915	1.68	(6,306,376)
9	Stock	600009 CH	Shanghai Int'l Airport Co., Ltd.	69,685,728	3,876,076	145,424,290	1.53	(2,800,765)
10	Stock	600048 CH	Poly Real Estate Group	91,673,602	2,172,000	140,783,153	1.48	(2,752,324)
Other investment securities held at period end				6,224,285,124	-	7,319,480,080	76.92	1,504,581,644
Gains/(losses) of investment securities sold during the reporting period				-	-	-	-	326,316,916
Total				7,823,704,659	-	9,516,451,845	100	1,842,756,197

Notes:

1. The table lists the ten largest stocks held by the Group in descending order at their carrying value at the period end.

2. Investment securities listed in this table include stocks, warrants, convertible bonds, etc. Stock investments included herein were classified under financial assets at fair value through profit or loss by the Group.

3. Other investment securities refer to investment securities other than the ten largest stocks listed above.

Stocks of other listed companies held by the Group

Stock code	Company name	Initial investment cost *(unit: RMB)*	Proportion of the total share	Carrying value at period end *(unit: RMB)*	Gains/(losses) during the reporting period *(unit: RMB)*	Increase/ (decrease) of the equity during the reporting period	Accounting classification	Resources of the share
189 HK	Dongyue Group Ltd	220,647,486	5.19%	234,624,384	-	13,976,898	Available for sale equity security	IPO
8002 HK	Phoenix Satellite Television Holding's Ltd	364,963,337	8.32%	640,422,688	-	275,459,351	Available for sale equity security	Joint-stock reform
549 HK	Jilin Qifeng Chemical Fiber Co. Ltd	64,732,818	10.95%	47,158,000	-	(17,574,819)	Available for sale equity security	Joint-stock reform
600591 CH	Shanghai Airlines Co. Ltd	93,224,288	13.30%	2,513,327,433	-	2,420,103,144	Available for sale equity security	Joint-stock reform
Total		743,567,929	-	3,435,532,505	-	2,691,964,574	-	-

Notes:

1. The table lists stocks of listed companies that the Group had shareholding of 5% or above which are classified as long term equity investments or available for sale equity securities.

2. Gains or losses during the reporting period refer to the relevant investment's contribution to the Group's consolidated profit for the period.

Equity Investments in Unlisted Financial Companies held by the Group

Company name	Initial investment cost *(unit: RMB)*	Stock held *(unit: share)*	Proportion of the total share	Carrying value at period end *(unit: RMB)*	Gains/(losses) during the reporting period *(unit: RMB)*	Increase/ (decrease) of the equity during the reporting period *(unit: RMB)*	Accounting classification	Resources of the share
Hunan Hualing Financial Co., Ltd	27,220,796	-	10%	28,985,909	2,026,527	-	Long term equity investment	Investment
JCC Financial Co. Ltd	54,614,959	-	20%	61,997,924	7,382,965	-	Long term equity investment	Investment
CJM Insurance Brokers Limited	702,300	2,000,000	22%	3,951,440	303,975	(311,707)	Long term equity investment	Investment
The Debt Management Company Limited	15,544	1,660	11%	15,544	-	-	Available for sale security	Investment
China UnionPay Co., Ltd	90,000,000	90,000,000	5.45%	225,000,000	-	-	Available for sale security	Joint-stock reform/ investment
Dongfeng Peugeot Citroen Auto Finance Co Ltd	224,955,557	-	50%	253,504,932	1,980,925	-	Long term equity investment	Investment
Total	397,509,156	-	-	573,455,749	11,694,392	(311,707)	-	-

Notes:

1. Financial companies include securities firms, commercial banks, insurance companies, futures companies, trust companies, etc.

2. Carrying value at the period end is after impairment allowance.

3. Gains or losses during the reporting period refer to the relevant investment's contribution to the Group's consolidated profit for the period.

Trading of stocks of listed companies during the reporting period

	Shares held at the beginning period	Shares purchased during the reporting period	Shares sold during the reporting period	Shares held at the period end	Amount of the funds used *(unit: RMB)*	Gains/(losses) during the reporting period *(unit: RMB)*
Trading of stocks of listed companies	925,128,378	358,196,211	678,871,887	604,452,702	10,979,953,035	3,985,271,177

7. OTHER INFORMATION

7.1 Purchase, Sale or Redemption of the Bank's Shares

Group

	Number of ordinary shares *(in millions)*	Ordinary shares of RMB1 each	Capital reserve	Treasury shares	Total
As at 1 January 2007	253,789	253,839	66,617	(216)	320,240
Net change in treasury shares[1]	39	–	–	171	171
Others	–	–	(25)	–	(25)
As at 31 December 2007	253,828	253,839	66,592	(45)	320,386
As at 1 January 2006	209,427	209,427	(5,954)	–	203,473
Issue of ordinary shares (net of issuance costs)[2]	44,412	44,412	72,567	–	116,979
Net change in treasury shares[1]	(50)	–	–	(216)	(216)
Others	–	–	4	–	4
As at 31 December 2006	253,789	253,839	66,617	(216)	320,240

Bank

	Number of ordinary shares *(in millions)*	Ordinary shares of RMB1 each	Capital reserve	Treasury shares	Total
As at 1 January 2007	253,839	253,839	66,166	–	320,005
Others	–	–	(4)	–	(4)
As at 31 December 2007	253,839	253,839	66,162	–	320,001
As at 1 January 2006	209,427	209,427	(6,054)	–	203,373
Issue of ordinary shares (net of issuance costs)[2]	44,412	44,412	72,219	–	116,631
Others	–	–	1	–	1
As at 31 December 2006	253,839	253,839	66,166	–	320,005

As at 31 December 2007, the Bank's share capital is as follows:

	Number of shares
Domestic listed A shares, par value RMB1.00 per share(3)	177,818,910,740
Overseas listed H shares, par value RMB1.00 per share(3)	76,020,251,269
Total	253,839,162,009

(1) As at 31 December 2007, a wholly owned subsidiary of the Group held certain listed shares of the Bank in relation to its derivative and arbitrage business. These shares are treated as treasury shares, a deduction from equity holders' equity. Gains and losses on sale or redemption of the treasury shares are credited or charged to reserves. The total number of treasury shares as at 31 December 2007 was 11 million (2006: 50 million).

(2) In 2006, the Bank issued 8,514,415,652 shares to the National Council for Social Security Fund, 29,403,878,000 shares to Hong Kong and overseas investors and 6,493,506,000 shares to the domestic investors.

(3) All A shares and H shares rank pari passu with the same rights and benefits.

7.2 Compliance with the Code on Corporate Governance Practices of the Hong Kong Listing Rules

The Bank has adopted measures to enable it to observe the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules") which were effective as of 1 January 2005. The Bank has complied with the Code provisions and has substantially complied with most of the recommended best practices set out in the Code. The Bank also observes the laws and regulations of the places where it has business operations as well as the various provisions and guidelines of regulatory authorities.

7.3 Securities Transactions by Directors and Supervisors

The Bank has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Hong Kong Listing Rules (the "Model Code") to govern securities transactions by Directors and Supervisors. Pursuant to overseas and local security regulators' requirements, the Bank has drafted the Management Rules on Securities Transactions by Directors, Supervisors and Senior Management of Bank of China Limited (the "Management Rules"), which was adopted by the Board at the meeting held on 30 October 2007. The terms of the Management Rules are more stringent than those of the Model Code. The Bank has made specific enquiry of all Directors and Supervisors, and the Directors and Supervisors have confirmed that they have complied with the required standards set out in the Model Code throughout the reporting period and the Management Rules since its effective date.

7.4 Results and Dividends Distribution

The results of the Group for the year are set out in the financial statements and notes thereof. The Board has recommended a final dividend of RMB0.1 per share (before tax), amounting to approximately RMB25.384 billion, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Thursday, 19 June 2008. If approved, the 2007 final dividend of the Bank will be denominated and declared in Renminbi. The dividend for A-Share Holders will be paid in Renminbi and the dividend for H-Share Holders will be paid in Hong Kong dollars. Renminbi will be converted into Hong Kong dollars based on the average exchange rate prevailing one week before 19 June 2008 (such day inclusive), being the date of holding the Bank's Annual General Meeting, as announced by the PBOC for such conversion.

At the Annual General Meeting held on 14 June 2007, it was approved that a final dividend of RMB0.04 per share (before tax), amounting to RMB10.154 billion in total, would be paid. Such distribution plan was implemented in July 2007. No interim dividend was paid for the period ended 30 June 2007. The Bank did not propose any capitalisation of capital reserve to share capital during the year.

7.5 Closure of Register of H-Share Holders

The H-Share Register of Members of the Bank will be closed for the purpose of determining H-Share Holders' entitlement to attend the Annual General Meeting, from Tuesday, 20 May 2008 to Thursday, 19 June 2008 (both days inclusive). During the aforesaid period, no transfer of H-Shares will be registered. In order to attend the Annual General Meeting, H-Share Holders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Monday, 19 May 2008.

There is no book closure period for the A-Share Register of Members. A notice of the Annual General Meeting setting out the record date for the meeting and related issues will be published in due course.

7.6 Annual General Meeting

The Bank is scheduled to hold the Annual General Meeting in Island Ballroom, Island Shangri-La, Hong Kong, Level 5, Pacific Place, Supreme Court Road, Central, Hong Kong at 3 p.m. on 19 June 2008.

7.7 Publication of Results Announcements and Annual Report

The announcement is published both on the website of Hong Kong Exchanges and Clearing Limited www.hkexnews.hk and the Bank's website www.boc.cn. The annual report prepared under International Financial Reporting Standards (non-printed version) is also available on the website of Hong Kong Exchanges and Clearing Limited www.hkexnews.hk and the website of the Bank www.boc.cn. The 2007 annual report (printed copy) prepared in accordance with the International Financial Reporting Standards is available on the website of Hong Kong Exchanges and Clearing Limited www.hkexnews.hk and the Bank's website www.boc.cn, and will be delivered to H Share shareholders in late April 2007. The annual report prepared in accordance with CAS and the announcement will also be available at the same time on the website of Shanghai Stock Exchange www.sse.com.cn and www.boc.cn.

7.8 Review of Annual Results

The Audit Committee has reviewed the 2007 Annual Report of the Bank. The Bank's external auditor, PricewaterhouseCoopers Zhong Tian CPAs Limited Company has audited 2007 financial statements of the Bank prepared in accordance with CAS and PricewaterhouseCoopers Hong Kong has audited the 2007 financial statements of the Bank prepared in accordance with IFRS, and both have issued unqualified audit reports. The Audit Committee has discussed matters such as accounting standards and practices adopted in the financial statements, internal control and the financial statements.

8. FINANCIAL STATEMENTS

(Amount in millions of Renminbi, unless otherwise stated)

8.1 Consolidated Income Statement, Balance Sheet, Parent Company's Balance Sheet, Consolidated Statement of Changes in Equity and Cash Flow Statement

Bank of China Limited
Consolidated Income Statement
For the year ended 31 December 2007

	2007	2006
Interest income	**261,871**	215,334
Interest expense	**(109,126)**	(93,963)
Net interest income	**152,745**	121,371
Fee and commission income	**31,554**	17,139
Fee and commission expense	**(4,066)**	(2,816)
Net fee and commission income	**27,488**	14,323
Net trading losses	**(662)**	(1,544)
Net (losses)/gains on investment securities	**(15,526)**	1,132
Other operating income	**18,667**	13,096
Operating income	**182,712**	148,378
Operating expenses	**(85,026)**	(68,731)
Impairment losses on loans and advances	**(8,252)**	(12,342)
Operating profit	**89,434**	67,305
Share of results of associates and joint ventures	**1,263**	632
Profit before income tax	**90,697**	67,937
Income tax expense	**(28,661)**	(19,673)
Profit for the year	**62,036**	48,264

	2007	2006
Attribute to:		
Equity holders of the Bank	**56,248**	42,830
Minority interest	**5,788**	5,434
	62,036	48,264
Earnings per share for profit attributable to the equity holders of the Bank during the year (Expressed in RMB per ordinary share)		
– Basic and diluted	**0.22**	0.18
Dividends		
Interim dividends declared during the year	–	–
Final dividends proposed after the balance sheet date	**25,384**	10,154

Bank of China Limited
Consolidated Balance Sheet
As at 31 December 2007

	As at 31 December 2007	2006
ASSETS		
Cash and due from banks	**71,221**	39,812
Balances with central banks	**751,344**	379,631
Placements with banks and other financial institutions	**386,648**	399,138
Government certificates of indebtedness for bank notes issued	**32,478**	36,626
Precious metals	**44,412**	42,083
Financial assets at fair value through profit or loss	**124,665**	115,828
Derivative financial instruments	**45,839**	24,837
Loans and advances to customers, net	**2,754,493**	2,337,726
Investment securities		
– available for sale	**682,995**	815,178
– held to maturity	**446,647**	461,140
– loans and receivables	**458,620**	500,336
Investment in associates and joint ventures	**6,779**	5,931
Property and equipment	**83,805**	86,200
Investment property	**9,986**	8,221
Deferred income tax assets	**17,647**	21,396
Other assets	**73,638**	53,570
Total assets	**5,991,217**	5,327,653

	As at 31 December	
	2007	2006
LIABILITIES		
Due to banks and other financial institutions	**324,848**	178,777
Due to central banks	**90,485**	42,374
Bank notes in circulation	**32,605**	36,823
Certificates of deposit and placements from banks and other financial institutions	**248,482**	146,908
Financial liabilities at fair value through profit or loss	**86,655**	98,725
Derivative financial instruments	**27,262**	14,323
Due to customers	**4,400,111**	4,091,118
Bonds issued	**64,391**	60,173
Other borrowings	**51,708**	63,398
Current tax liabilities	**21,045**	18,149
Retirement benefit obligations	**7,231**	7,444
Deferred income tax liabilities	**2,894**	3,029
Other liabilities	**182,843**	153,456
Total liabilities	**5,540,560**	4,914,697
EQUITY		
Capital and reserves attributable to equity holders of the Bank		
Share capital	**253,839**	253,839
Capital reserve	**66,592**	66,617
Statutory reserves	**15,448**	10,380
General and regulatory reserves	**24,911**	13,934
Undistributed profits	**68,480**	38,425
Reserve for fair value changes of available for sale securities	**(1,506)**	2,009
Currency translation differences	**(7,289)**	(2,071)
Treasury shares	**(45)**	(216)
	420,430	382,917
Minority interest	**30,227**	30,039
Total equity	**450,657**	412,956
Total equity and liabilities	**5,991,217**	5,327,653

Bank of China Limited
Balance Sheet
As at 31 December 2007

	As at 31 December	
	2007	2006
ASSETS		
Cash and due from banks	**66,348**	37,842
Balances with central banks	**721,433**	354,881
Placements with banks and other financial institutions	**285,357**	303,002
Government certificates of indebtedness for bank notes issued	**1,792**	1,713
Precious metals	**42,782**	40,542
Financial assets at fair value through profit or loss	**82,682**	76,581
Derivative financial instruments	**30,971**	16,363
Loans and advances to customers, net	**2,336,067**	1,971,865
Investment securities		
– available for sale	**568,887**	706,739
– held to maturity	**285,067**	287,398
– loans and receivables	**424,289**	458,606
Investment in subsidiaries	**49,014**	45,451
Investment in associates and joint ventures	**19**	21
Property and equipment	**50,453**	49,473
Investment property	**1,362**	620
Deferred income tax assets	**18,080**	21,843
Other assets	**41,312**	30,272
Total assets	**5,005,915**	4,403,212
LIABILITIES		
Due to banks and other financial institutions	**311,831**	164,376
Due to central banks	**90,454**	42,349
Bank notes in circulation	**1,919**	1,909
Certificates of deposit and placements from banks and other financial institutions	**251,890**	146,596
Financial liabilities at fair value through profit or loss	**72,755**	81,441
Derivative financial instruments	**16,001**	9,643
Due to customers	**3,617,889**	3,358,565
Bonds issued	**63,162**	60,173
Other borrowings	**38,121**	46,006
Current tax liabilities	**19,454**	16,757
Retirement benefit obligations	**7,231**	7,444
Deferred income tax liabilities	**44**	32
Other liabilities	**128,684**	112,527
Total liabilities	**4,619,435**	4,047,818

	As at 31 December	
	2007	2006
EQUITY		
Capital and reserves attributable to equity holders of the Bank		
Share capital	**253,839**	253,839
Capital reserve	**66,162**	66,166
Statutory reserves	**14,348**	9,714
General and regulatory reserves	**22,025**	11,393
Undistributed profits	**35,234**	14,385
Reserve for fair value changes of available for sale securities	**(5,704)**	(1,038)
Currency translation differences	**576**	935
Total equity	**386,480**	355,394
Total equity and liabilities	**5,005,915**	4,403,212

Bank of China Limited

Consolidated Statement of Changes in Equity

For the year ended 31 December 2007

	Attributable to equity holders of the Bank									
	Share capital	Capital reserve	Statutory reserves	General and regulatory reserves	Undistributed profits	Reserve for fair value changes of available for sale securities	Currency translation differences	Treasury shares	Minority interest	Total
As at 1 January 2007	253,839	66,617	10,380	13,934	38,425	2,009	(2,071)	(216)	30,039	412,956
Net profit	-	-	-	-	56,248	-	-	-	5,788	62,036
Appropriation to statutory reserves	-	-	5,068	-	(5,068)	-	-	-	-	-
Appropriation to general reserve and regulatory reserve	-	-	-	10,977	(10,977)	-	-	-	-	-
Net change in fair value of available for sale securities, net of tax	-	-	-	-	-	(3,515)	-	-	(111)	(3,626)
Exercise of subsidiary share options	-	-	-	-	-	-	-	-	30	30
Net change in treasury shares	-	-	-	-	-	-	-	171	-	171
Dividends	-	-	-	-	(10,154)	-	-	-	(3,584)	(13,738)
Currency translation differences	-	-	-	-	-	-	(5,218)	-	(1,984)	(7,202)
Others	-	(25)	-	-	6	-	-	-	49	30
As at 31 December 2007	253,839	66,592	15,448	24,911	68,480	(1,506)	(7,289)	(45)	30,227	450,657
As at 1 January 2006	209,427	(5,954)	5,987	5,109	10,188	1,899	(237)	-	29,100	255,519
Issue of ordinary shares	44,412	72,567	-	-	-	-	-	-	-	116,979
Net profit	-	-	-	-	42,830	-	-	-	5,434	48,264
Appropriation to statutory reserves	-	-	4,393	-	(4,393)	-	-	-	-	-
Appropriation to general reserve and regulatory reserve	-	-	-	8,828	(8,828)	-	-	-	-	-
Net change in fair value of available for sale securities, net of tax	-	-	-	-	-	110	-	-	33	143
Exercise of subsidiary share options	-	-	-	-	-	-	-	-	33	33
Net change in treasury shares	-	-	-	-	-	-	-	(216)	-	(216)
Dividends	-	-	-	-	(1,375)	-	-	-	(3,391)	(4,766)
Currency translation differences	-	-	-	-	-	-	(1,834)	-	(1,087)	(2,921)
Others	-	4	-	(3)	3	-	-	-	(83)	(79)
As at 31 December 2006	253,839	66,617	10,380	13,934	38,425	2,009	(2,071)	(216)	30,039	412,956

Bank of China Limited
Consolidated Cash Flow Statement
For the year ended 31 December 2007

	2007	2006
Cash flows from operating activities		
Profit before income tax	**90,697**	67,937
Adjustments:		
Impairment losses on loans and advances	**8,252**	12,342
Impairment losses on investment securities	**12,263**	46
Depreciation of property and equipment	**5,981**	5,209
Amortization of intangible assets and other assets	**1,113**	817
Net gains on disposal of property and equipment and other long-term assets	**(626)**	(569)
Net gains on disposal of investment in subsidiaries, associates and joint ventures	**(222)**	(789)
Share of results of associates and joint ventures	**(1,263)**	(632)
Interest expense arising from bonds issued	**2,933**	2,840
Net changes in operating assets and liabilities:		
Net increase in balances with central banks	**(316,782)**	(69,063)
Net (increase)/decrease in due from banks and placements with banks and other financial institutions	**(10,256)**	5,266
Net increase in loans and advances to customers	**(425,019)**	(197,956)
Net decrease in other borrowings	**(11,690)**	(6,158)
Net decrease/(increase) in investment securities	**98,439**	(151,786)
Net increase in precious metals	**(2,329)**	(15,109)
Net (increase)/decrease in other assets	**(1,312)**	1,060
Net increase in due to banks and other financial institutions	**146,071**	44,560
Net increase in due to central banks	**48,111**	12,319
Net increase/(decrease) in certificates of deposit and placements from banks and other financial institutions	**101,574**	(65,718)
Net increase in due to customers	**308,993**	391,654
Net increase in other liabilities	**18,851**	20,672
Net cash from operating activities	**73,779**	56,942
Income tax paid	**(22,396)**	(25,536)
Net cash inflows from operating activities	**51,383**	31,406

	2007	2006
Cash flows from investing activities		
Proceeds from disposal of property and equipment, intangible assets and other long-term assets	**4,179**	1,732
Proceeds from disposal of investment in subsidiaries, associates and joint ventures	**466**	1,120
Dividends received	**523**	320
Purchase of property and equipment, intangible assets and other long-term assets	**(12,346)**	(7,425)
Acquisition of a subsidiary, net of cash acquired	**–**	(5,373)
Payment for increase of investment in associates and joint ventures	**(172)**	(185)
Net cash outflows from investing activities	**(7,350)**	(9,811)
Cash flows from financing activities		
Proceeds from issuance of ordinary shares	**–**	117,423
Cash received from issuance of bonds	**4,229**	–
Proceeds from minority equity holders of a subsidiary upon exercise of subsidiary share options	**30**	33
Proceeds from minority equity holders of subsidiaries	**16**	55
Net sale/(purchase) of treasury shares	**171**	(216)
Cash payments for interest on bonds issued	**(2,963)**	(2,774)
Dividend payments to equity holders of the Bank	**(10,154)**	(1,375)
Dividend payments to minority equity holders	**(3,584)**	(3,391)
Payment of bonds/share issuance costs	**(20)**	(413)
Net cash (outflows)/inflows from financing activities	**(12,275)**	109,342
Effect of exchange rate changes on cash and cash equivalents	**(22,765)**	(8,105)
Net increase in cash and cash equivalents	**8,993**	122,832
Cash and cash equivalents at beginning of year	**519,944**	397,112
Cash and cash equivalents at end of year	**528,937**	519,944

8.2 Financial statements and accounting policies

The financial information set out in this annual result announcement does not constitute the Group's annual financial statements for the year ended 31 December 2007. Certain financial information in this announcement is extracted from the financial statements for the year ended 31 December 2007.

The Group adopted IFRS 7 – Financial Instruments: Disclosures and the IAS 1 – Presentation of Financial Statements: Capital Disclosures (Amendment) that were effective 1 January 2007. The key impact of IFRS7 and the amendment to IAS1 are more qualitative and quantitative disclosures primarily related to fair value measurement and risk management. Accordingly, the application of these standards has no effect on the Group's result of operations or financial position.

Except for the adoption of the above standard and amendment which were effective for financial periods on or after 1 January 2007, the accounting policies and basis of presentation of the financial statements of the Group are consistent with those adopted in the 2006 annual financial statements.

The Group has chosen not to early adopt the following standards, amendments and interpretations that were issued but are not yet effective for accounting periods beginning on 1 January 2007:

IAS 1 (revised)	–	Presentation of Financial Statements
IAS 32 and IAS 1 (Amendment)	–	Puttable Financial Instruments and Obligations Arising on Liquidation
IAS 27 (Revised)	–	Consolidated and Separate Financial Statements
IFRS 3 (Revised)	–	Business Combinations
IFRS 8	–	Operating Segments
IFRIC 11, IFRS2	–	Group and Treasury Share Transactions
IFRIC 13	–	Customer Loyalty Programme

The application of these new standards, amendments and interpretations is expected to have no material effect on the Group's operating results or financial position.

8.3 Notes to the Financial Statements

(Amounts in millions of Renminbi, unless otherwise stated)

8.3.1 *Net interest income*

	Year ended 31 December	
	2007	2006
Interest income		
Loans and advances to customers	**158,390**	128,934
Investment securities and trading assets	**73,500**	67,195
Due from central banks	**7,645**	5,313
Due from banks and other financial institutions	**22,336**	13,892
Subtotal	**261,871**	215,334
Interest expense		
Due to customers	**(89,170)**	(79,939)
Due to banks and other financial institutions	**(14,584)**	(9,393)
Other borrowed funds	**(5,372)**	(4,631)
Subtotal	**(109,126)**	(93,963)
Net interest income	**152,745**	121,371
Included within interest income is interest income accrued on impaired financial assets:	**342**	628

Included within interest income and interest expenses are RMB256,654 million (2006: RMB211,010 million) and RMB104,558 million (2006: RMB91,227 million) for financial assets and financial liabilities that are not at fair value through profit or loss respectively.

For the year ended 31 December 2007, the interest income from listed investments and unlisted investments is RMB26,480 million and RMB47,020 million respectively.

8.3.2 *Other operating income and operating expenses*

Other operating income

	Year ended 31 December 2007	2006
Insurance premiums		
– Long term insurance contracts	**8,197**	6,349
– General insurance contracts	**974**	1,359
Gains on disposal of subsidiaries, associates and joint ventures	**222**	789
Gains on disposal of property and equipment and other assets	**744**	717
Changes in fair value of investment properties	**2,070**	595
Dividend income	**258**	186
Aircraft lease income	**2,055**	97
Others	**4,147**	3,004
Total	**18,667**	13,096

Operating expenses

	Year ended 31 December 2007	2006
Staff costs	**36,261**	30,896
General operating and administrative expenses[1]	**21,736**	16,378
Depreciation and amortization	**7,094**	6,026
Business and other taxes	**8,726**	6,462
Insurance benefits and claims		
– Long term insurance contracts	**9,185**	6,820
– General insurance contracts	**652**	664
Losses on disposal of property and equipment	**49**	148
Allowance for litigation losses	**199**	897
Others	**1,124**	440
Total	**85,026**	68,731

(1) Included in the general operating and administrative expenses are principal auditors' remuneration of RMB216 million for the year ended 31 December 2007 (2006: RMB183 million). Included in the general operating and administrative expenses are operating lease rental of RMB2,362 million for the year ended 31 December 2007 (2006: RMB1,775 million).

8.3.3 *Income tax expense*

	Year ended 31 December	
	2007	2006
Current income tax		
Chinese mainland income tax	**20,618**	16,477
Hong Kong profits tax	**2,933**	2,717
Overseas taxation	**742**	570
	24,293	19,764
Deferred income tax	**4,368**	(91)
	28,661	19,673

The provision for Chinese mainland income tax is calculated based on the statutory rate of 33% of the assessable income of the Bank and each of the subsidiaries established in the Chinese mainland as determined in accordance with the relevant PRC income tax rules and regulations for the years ended 31 December 2007 and 2006. In addition, the Bank's Overseas Operations are subject to supplementary PRC tax at a rate determined by the relevant PRC authority.

The Group's operations in Hong Kong are subject to Hong Kong profits tax at the rate of 17.5% on the estimated assessable income for the years ended 31 December 2007 and 2006.

Taxation on overseas profits has been calculated on the estimated assessable profit at the rates of taxation prevailing in the countries or regions in which the Group operates.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the basic domestic tax rate of the Bank as follows:

	Year ended 31 December	
	2007	2006
Profit before income tax	**90,697**	67,937
Tax calculated at 33%	**29,930**	22,419
Effect of different tax rates on Overseas Operations	**(4,580)**	(3,880)
Supplementary tax on overseas income paid in the PRC	**2,468**	2,510
Income not subject to tax(1)	**(2,863)**	(2,402)
Expenses not deductible for tax purposes(2)	**1,143**	781
Others(3)	**2,563**	245
Income tax expense	**28,661**	19,673

(1) Income not subject to tax mainly comprises interest income from PRC treasury bills.

(2) In 2007, non-deductible expenses primarily included staff salary costs and marketing and entertainment expenses in excess of those deductible under the relevant PRC tax regulations.

(3) These mainly comprise the effect of the reduction of the PRC enterprise income tax rate for domestic enterprises from 33% to 25% with effect from 1 January 2008 on the Group's net deferred tax assets.

8.3.4 *Earnings per share (Basic & diluted)*

Basic and diluted earnings per share were computed by dividing the profit attributable to the equity holders of the Bank for the year ended 31 December 2007 and 31 December 2006 by the weighted average number of ordinary shares in issue during the periods.

The Bank had no dilutive potential ordinary shares for the years ended 31 December 2007 and 2006.

	Year ended 31 December	
	2007	2006
Profit attributable to equity holders of the Bank	**56,248**	42,830
Weighted average number of ordinary shares in issue *(in millions)*	**253,821**	236,055
Basic and diluted earnings per share *(in RMB)*	**0.22**	0.18

8.3.5 *Derivative financial instruments*

The Group enters into the following foreign currency exchange rate or interest rate related derivative financial instruments for trading, asset and liability management and on behalf of customers.

Currency forwards represent commitments to purchase and sell foreign currency on a future date. Foreign currency and interest rate futures are contractual obligations to receive or pay a net amount based on changes in currency rates or interest rates or buy or sell a foreign currency or interest rate financial instrument on a future date at an agreed price in the financial market under the administration of the stock exchanges. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency and interest rate swaps are commitments to exchange one set of cash flows for another. Swaps result in an exchange of currencies or interest rates (for example, fixed rate for floating rate) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swap contracts, no exchange of principal takes place.

Foreign currency and interest rate options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of a foreign currency or a financial instrument at a predetermined price. In consideration for the assumption of foreign exchange or interest rate risk, the seller receives a premium from the purchaser. Options may be either negotiated over-the-counter ("OTC") between the Group and its counterparty or exchange-traded.

The contractual/notional amounts and fair values of derivative instruments held by the Group and the Bank are set out in the following tables. The contractual/notional amounts of financial instruments provide a basis for comparison with fair value instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates or foreign exchange rates or equity/commodity prices relative to their terms. The aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time.

Group

	As at 31 December 2007			As at 31 December 2006		
	Contractual/ notional amount	**Fair value**		Contractual/ notional amount	Fair value	
		Assets	**Liabilities**		Assets	Liabilities
(a) Exchange rate derivatives						
Currency forwards and swaps, and cross-currency interest rate swaps[1]	**1,563,450**	**37,985**	**(17,789)**	1,027,801	13,392	(7,906)
Currency options[2]	**68,004**	**238**	**(362)**	225,718	5,735	(419)
		38,223	**(18,151)**		19,127	(8,325)
(b) Interest rate derivatives						
Interest rate swaps	**472,634**	**4,307**	**(5,702)**	369,093	4,236	(4,832)
Interest rate options	**31,117**	**55**	**(153)**	90,090	592	(161)
Interest rate futures	**13,576**	**24**	**(33)**	14,675	40	(9)
		4,386	**(5,888)**		4,868	(5,002)
(c) Equity derivatives	**12,736**	**1,050**	**(719)**	10,572	453	(390)
(d) Precious metals and other commodity derivatives	**33,664**	**2,180**	**(2,504)**	10,520	389	(606)
Total derivative financial instruments assets/(liabilities)		**45,839**	**(27,262)**		24,837	(14,323)

Bank

	As at 31 December 2007			As at 31 December 2006		
	Contractual/ notional amount	Fair value		Contractual/ notional amount	Fair value	
		Assets	Liabilities		Assets	Liabilities
(a) Exchange rate derivatives						
Currency forwards and swaps, and cross-currency interest rate swaps(1)	1,194,439	25,512	(9,660)	727,274	6,171	(4,992)
Currency options(2)	57,255	193	(314)	221,109	5,724	(403)
		25,705	(9,974)		11,895	(5,395)
(b) Interest rate derivatives						
Interest rate swaps	418,702	3,755	(4,445)	331,111	3,712	(3,930)
Interest rate options	29,094	53	(115)	88,418	586	(151)
Interest rate futures	5,869	3	(2)	5,180	1	(1)
		3,811	(4,562)		4,299	(4,082)
(c) Precious metals and other commodity derivatives	21,538	1,455	(1,465)	3,156	169	(166)
Total derivative financial instruments assets/(liabilities)		30,971	(16,001)		16,363	(9,643)

(1) These exchange rate derivatives primarily include foreign exchange transactions with customers; foreign exchange forward transactions to manage foreign currency exchange risks arising from customers; and foreign currency exchange transactions entered into as part of asset and liability management and funding requirements.

(2) The Bank has exercised all tranches of the Huijin options and sold USD18 billion to Huijin for RMB at the exchange rate as agreed in the foreign currency option agreement. The fair value of the Huijin options, taking into consideration the option premium payable, as at 31 December 2006 amounted to RMB5,180 million.

8.3.6 *Loans and advances to customers*

8.3.6.1 Concentrations of risk for loans and advances to customers

The economic sector concentration of risk for loans and advances to customers (gross) are as follows:

Group

	As at 31 December			
	2007	**%**	2006	%
Chinese mainland				
Corporate loans				
Manufacturing	**629,327**	**22**	556,032	23
Commerce and services	**280,465**	**10**	257,853	11
Energy, mineral and agriculture	**266,323**	**9**	240,314	10
Transportation and logistics	**223,355**	**8**	182,398	8
Real estate	**143,613**	**5**	113,589	5
Public utilities	**112,231**	**4**	105,933	4
Construction	**38,560**	**2**	34,676	1
Financial services	**33,897**	**1**	53,333	2
Others	**2,401**	**–**	2,692	–
Subtotal	**1,730,172**	**61**	1,546,820	64
Personal loans				
Mortgage loans	**454,984**	**16**	337,834	14
Credit card advances	**5,307**	**–**	2,876	–
Others	**125,242**	**4**	102,870	4
Subtotal	**585,533**	**20**	443,580	18
Total for Chinese mainland	**2,315,705**	**81**	1,990,400	82
Hong Kong and Macau				
Corporate loans				
Real estate	**92,109**	**4**	94,391	4
Commerce and services	**63,188**	**2**	33,443	1
Transportation and logistics	**34,069**	**1**	24,481	1
Manufacturing	**32,343**	**1**	35,853	1
Energy, mineral and agriculture	**8,523**	**–**	12,256	1
Financial services	**8,317**	**–**	12,107	1
Construction	**6,466**	**–**	4,053	–
Others	**41,353**	**2**	25,328	1
Subtotal	**286,368**	**10**	241,912	10

	As at 31 December			
	2007	%	2006	%
Personal loans				
Mortgage loans	**121,187**	**4**	117,972	5
Credit card advances	**5,283**	**–**	5,516	–
Others	**18,419**	**1**	14,132	1
Subtotal	**144,889**	**5**	137,620	6
Total for Hong Kong and Macau	**431,257**	**15**	379,532	16
Other overseas operations	**103,599**	**4**	62,087	2
Gross amounts of loans and advances before allowance for impairment losses	**2,850,561**	**100**	2,432,019	100

8.3.6.2 Loans and advances to customers, net

	As at 31 December			
	Group		**Bank**	
	2007	2006	**2007**	2006
Corporate loans and advances	**2,117,977**	1,849,275	**1,838,869**	1,616,052
Personal loans and advances	**732,584**	582,744	**591,684**	448,775
Gross loans and advances	**2,850,561**	2,432,019	**2,430,553**	2,064,827
Less: Allowance for impairment losses	**(96,068)**	(94,293)	**(94,486)**	(92,962)
Loans and advances to customers, net	**2,754,493**	2,337,726	**2,336,067**	1,971,865

8.3.7 Contingent liabilities and commitments

8.3.7.1 Legal proceedings

As at 31 December 2007, the Group was involved in certain lawsuits as defendants arising from its normal business operations. As at 31 December 2007, provisions of RMB1,614 million (2006: RMB1,985 million) were made based on court judgments or the advice of counsel. After consulting legal professionals, management of the Group believes that the ultimate outcome of these lawsuits will not have a material impact on the financial position or operations of the Group.

8.3.7.2 Assets pledged

Assets pledged as collateral for repurchase, short positions and precious metals swaps agreements with other banks and financial institutions are set forth in the tables below. As at 31 December 2007, the Group and the Bank had such repurchase, short positions and precious metals swaps agreements amounting to RMB114,742 million (2006: RMB54,806 million) and RMB111,473 million (2006: RMB51,245 million) respectively. All such agreements mature within twelve months from inception.

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Precious metals	**7,982**	–	**7,982**	–
Bills	**714**	–	**714**	–
Debt securities	**107,046**	55,212	**103,454**	51,632
Total	**115,742**	55,212	**112,150**	51,632

8.3.7.3 Collateral accepted

The Group accepts cash collateral and accepts security collateral that it is permitted to sell or re-pledge in connection with its reverse repurchase agreements and securities lending transactions. As at 31 December 2007, the fair value of cash collateral and security collateral accepted by the Group and the Bank amounted to RMB33,876 million (2006: RMB77,657 million). As at 31 December 2007, both the Group and the Bank had an obligation to return security collateral that it has sold with a fair value of RMB1,890 million (2006: RMB3,728 million).

8.3.7.4 Capital commitments

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Property and equipment				
Contracted but not provided for	**43,384**	37,925	**622**	2,454
Authorised but not contracted for	**1,260**	1,536	**1,232**	1,531
Intangible assets				
Contracted but not provided for	**1,011**	816	**914**	756
Authorised but not contracted for	**255**	–	**119**	–
Total	**45,910**	40,277	**2,887**	4,741

8.3.7.5 Operating leases

Under the irrevocable operating lease contracts, the minimum rental payments that should be paid by the Group and the Bank in the future are summarized as follows:

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Within one year	**1,852**	1,604	**1,467**	1,286
One to two years	**1,473**	1,281	**1,213**	1,069
Two to three years	**1,101**	969	**991**	863
Above three years	**3,033**	2,832	**3,000**	2,808
	7,459	6,686	**6,671**	6,026

8.3.7.6 Certificate Treasury Bond redemption commitments

The Bank is entrusted by the MOF to underwrite certain Certificate Treasury Bonds. The investors of Certificate Treasury Bonds have a right to redeem the bonds at par any time prior to maturity and the Bank is committed to redeem those bonds. The redemption price is the principal value of the Certificate Treasury Bonds plus unpaid interest in accordance with the early redemption arrangement.

As at 31 December 2007, the principal value of the bonds amounts to RMB61,439 million (2006: RMB84,500 million). The original maturities of these bonds vary from 3 to 5 years and management expects the amount of redemption before the maturity dates of those bonds through the Bank will not be material.

The MOF will not provide funding for the early redemption of these Certificate Treasury Bonds on a back-to-back basis but will pay interest and repay the principal at maturity.

8.3.7.7 Credit commitments

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Credit commitments(i)				
– with an original maturity of under one year	**228,484**	212,179	**101,186**	98,392
– with an original maturity of one year or over	**337,515**	258,392	**279,408**	211,520
Acceptances	**214,758**	217,093	**207,987**	212,163
Letters of guarantee issued	**423,771**	290,205	**424,343**	286,050
Letters of credit issued	**130,334**	109,083	**109,783**	93,613
Others	**685**	870	**568**	490
Total	**1,335,547**	1,087,822	**1,123,275**	902,228

(i) Credit commitments represent general credit facility limits for our corporate customers. These credit facilities may be drawn in the form of cash advances or the issuance of letters of credit, acceptances or letters of guarantee.

(ii) Credit risk weighted amounts of off balance sheet exposures

Group

	As at 31 December	
	2007	2006
Contingent liabilities and commitments	**484,879**	413,678

The credit risk weighted amounts are the amounts calculated in accordance with the guidelines issued by the CBRC and are dependent on, among other factors, the creditworthiness of the counterparty and the maturity characteristics. The risk weights used range from 0% to 100% for contingent liabilities and commitments.

The credit risk weighted amounts stated above have not taken into account the effects of netting arrangements.

By order of the Board
Jason C. W. YEUNG
Company Secretary

Beijing, PRC, 25 March 2008

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHOU Zaiqun, ZHANG Jinghua, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, LIN Yongze*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, Alberto TOGNI#, HUANG Shizhong# and HUANG Danhan#.*

* *Non-executive Directors*
\# *Independent Non-executive Directors*

END